Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188426

PROSPECTUS

CyrusOne LP

CyrusOne Finance Corp.

Offer to Exchange

Up to $525,000,000 Principal Amount of

6.375% Senior Notes due 2022

for

a Like Principal Amount of

6.375% Senior Notes due 2022

which have been registered under the Securities Act of 1933

CyrusOne LP and CyrusOne Finance Corp. (the “Issuers”) are offering to exchange up to $525,000,000 of their outstanding, unregistered 6.375% Senior Notes due 2022 (the “Original Notes”), for a like principal amount of registered 6.375% Senior Notes due 2022 (the “Exchange Notes”). The Original Notes and the Exchange Notes are sometimes referred to in this prospectus together as the “Notes,” and the transaction to exchange Original Notes for Exchange Notes is sometimes referred to in this prospectus as the “Exchange Offer” or “this offer.” The terms of the Exchange Notes are identical to the terms of the Original Notes, except that the Exchange Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes do not apply to the Exchange Notes. The Original Notes may only be tendered in an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof. This offer is subject to certain customary conditions and will expire at 5:00 p.m., New York City time, on July 9, 2013, unless we extend it. The Exchange Notes will not be listed on any securities exchange or any automated dealer quotation system and there is currently no market for the Exchange Notes.

The Original Notes are, and the Exchange Notes will be, guaranteed on an unsecured and senior basis by CyrusOne Inc. (“CyrusOne”), a Maryland corporation and the sole beneficial owner and sole trustee of CyrusOne GP, which is the sole general partner of CyrusOne LP, CyrusOne GP and all of our existing domestic subsidiaries. In addition, each of our domestic restricted subsidiaries that guarantee any of our other indebtedness or other indebtedness of the guarantors will be required to guarantee the Notes in the future (together with CyrusOne Inc., CyrusOne GP and our existing domestic subsidiaries, the “Guarantors”). All references to the Notes include references to the related guarantees.

For a more detailed description of the Exchange Notes, see “Description of the Notes.”

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, during the period described in Section 4(3) of the Securities Act and Rule 174 thereunder that is applicable to transactions by brokers or dealers with respect to Exchange Notes, we will use our commercially reasonable efforts to make this prospectus, as amended and supplemented, available to broker-dealers for use in connection with resales of Exchange Notes.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of certain factors you should consider in connection with this Exchange Offer.

We are not asking for a proxy and you are requested not to send us a proxy.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 10, 2013

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offer that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We are not making this offer to, nor will we accept surrenders for exchange from, holders of outstanding Original Notes in any jurisdiction in which this offer would not be in compliance with the securities or blue sky laws of such jurisdiction or where it is otherwise unlawful.

Except as otherwise indicated, this prospectus speaks as of the date of this prospectus. Neither the delivery of this prospectus at any time, nor the sale of any Notes shall, under any circumstances, create any implication that there has been no change in our affairs after the date of this prospectus.

This prospectus is based on information provided by us and other sources that we believe are reliable. We cannot assure you that the information from other sources is accurate or complete. In making an investment decision, you must rely on your own examination of our business and the terms of this offering and the Notes, including the merits and risks involved. You should contact us with any questions about this offering or for additional information to verify the information contained in this prospectus.

You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Notes.

You must comply with all applicable laws and regulations in effect in any applicable jurisdiction, and you must obtain, at your sole cost and expense, any consent, approval or permission required by you for the purchase, offer or sale of the Notes under the laws and regulations in effect in the jurisdictions to which you are subject or in which you make such purchase, offer or sale, and we will not have any responsibility therefor.

i

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Exchange Offer. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits to the registration statement. For further information about us, the Exchange Offer and the Exchange Notes, you should refer to the registration statement and its exhibits. Copies of our SEC filings, including the exhibits to the registration statement, are available through us or from the SEC through the SEC’s website or at its facilities described below.

We will be subject to the information requirements of the Exchange Act and the rules and regulations thereunder after the registration statement described above is declared effective by the SEC and, as a result, we will be required to file annual, quarterly and current reports and other information with the SEC. Our SEC filings will be available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any documents filed with the SEC by CyrusOne Inc. at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings will also be available through the investor relations section of CyrusOne Inc.’s website at www.cyrusone.com. The information contained on or linked to or from our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements in this prospectus include certain forward-looking statements, including statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. Factors, that could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements include, but are not limited to:

•	loss of key customers;

•	defaults on or non-renewal or early termination of leases by customers;

•	economic downturn, natural disaster or oversupply of data centers in the limited geographic area that we serve;

•	inability to supply customers with adequate electrical power;

•	inability to renew leases on the data center buildings in our portfolio not owned by us;

•	risks related to natural disasters and inadequate insurance coverage;

•	risks related to the inability to obtain title insurance;

•	risks related to the failure of our physical infrastructure or services;

•	risks related to the development of our properties and our ability to successfully lease those properties;

•	risks related to third-party suppliers of power, Internet connectivity and other services;

•	loss of access to key third-party service providers and suppliers;

•	long sales cycle for data center services;

•	risks related to our international activities, including expanding our international operations;

•	inability to identify and complete acquisitions and operate acquired properties;

•	customers choosing to develop their own data centers;

•	decrease in demand for data center services;

•	inability to manage growth;

•	our failure to obtain necessary outside financing on favorable terms, or at all;

•	our level of indebtedness or debt service obligations;

•	restrictions in the instruments governing our indebtedness;

•	risks related to litigation and environmental matters;

•	risks related to increased regulations;

•	unknown or contingent liabilities related to our acquired properties;

•	management’s inexperience operating CyrusOne as a real estate investment trust (“REIT”);

•	significant competition in our industry;

•	loss of key personnel;

•	obsolescence of our data center infrastructure;

•	risks related to assuming unknown liabilities;

•	failure to maintain CyrusOne’s status as a REIT;

•	changes in U.S. tax law and other U.S. laws, whether or not specific to REITs;

•	insufficient cash available to meet distribution requirements;

•	risks related to the real estate industry;

•	risks related to Cincinnati Bell Inc.’s, an Ohio corporation (“CBI”), ownership of shares of CyrusOne’s common stock and partnership units; and

•	risks related to our organizational structure.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical financial statements appearing elsewhere in this prospectus, including under the caption “Risk Factors.” Except as otherwise indicated or required by the context, references in this prospectus to (i) “we,” “our,” “us” and “our company” refer to CyrusOne Inc., a Maryland corporation (“CyrusOne”), together with its combined subsidiaries, including CyrusOne LP, a Maryland limited partnership and a co-issuer of the Notes (the “operating partnership” or “CyrusOne LP”), CyrusOne Finance Corp., a Maryland corporation and a co-issuer of the Notes, and CyrusOne GP, a Maryland statutory trust of which CyrusOne is the sole beneficial owner and sole trustee and which is the sole general partner of the operating partnership, (ii) “CBI” refers to Cincinnati Bell Inc., an Ohio corporation, and its consolidated subsidiaries and (iii) “Predecessor” refers to the carve-out business that is comprised of the historical data center activities of CBI, the combined financial statements of which are included in this prospectus.

CyrusOne LP and CyrusOne Inc.

Our Company

We are an owner, operator and developer of enterprise-class, carrier-neutral data center properties. Enterprise-class, carrier-neutral data centers are purpose-built facilities with redundant power, cooling and telecommunications systems and that are not network-specific, enabling customer interconnectivity to a range of telecommunications carriers.

We provide mission-critical data center facilities that protect and ensure the continued operation of information technology (“IT”) infrastructure for over 500 customers. Our goal is to be the preferred global data center provider to the Fortune 1000. As of March 31, 2013, our customers included nine of the Fortune 20 and 119 of the Fortune 1000 or private or foreign enterprises of equivalent size. These 119 customers provided 76% of our annualized rent as of March 31, 2013. Additionally, as of March 31, 2013, our top 10 customers (including CBI) provided 44% of our annualized rent. We cultivate long-term strategic relationships with our customers and provide them with solutions for their data center facilities and IT infrastructure challenges. Our offerings provide flexibility, reliability and security and are delivered through a tailored, customer service-focused platform that is designed to foster long-term relationships. We focus on attracting customers that have not historically outsourced their data center needs. We believe our capabilities and reputation for serving the needs of large enterprises will allow us to capitalize on the growing demand for outsourced data center facilities in our markets and in new markets where our customers are located or plan to be located in the future.

Our History

Our business is comprised of the historical data center activities and holdings of CBI. CBI has operated its Cincinnati-based data center business for over 10 years; in addition, it acquired GramTel Inc. (“GramTel”), a data center operator in South Bend, Indiana and Chicago, Illinois, for approximately $20 million in December 2007; and it acquired Cyrus Networks, LLC (“Cyrus Networks”), a data center operator based in Texas, for approximately $526 million, net of cash acquired, in June 2010. As part of the formation transactions, certain subsidiaries of CBI contributed these assets and operations to the operating partnership.

Our Portfolio

As of March 31, 2013, our property portfolio included 24 operating data centers in ten distinct markets (Austin, Chicago, Cincinnati, Dallas, Houston, London, Phoenix, San Antonio, Singapore and South Bend), collectively providing approximately 1,709,000 NRSF and powered by approximately 248 megawatts (“MW”) of utility power. We own ten of the buildings in which our data center facilities are located. We lease the remaining 14 buildings, which account for approximately 600,000 NRSF, or approximately 36% of our total operating NRSF. These leased buildings accounted for 37% of our total annualized rent as of March 31, 2013. Of these leased facilities, four are considered to be strategic, two of which have purchase options or rights of first refusal and the other two have lease terms in excess of 20 years including renewals. As of March 31, 2013, we have 242,000 NRSF under development at two data centers (Houston and Phoenix) and 820,000 NRSF of additional powered shell space under roof and available for development. In addition, we have approximately 170 acres of land that are available for future data center facility development. Along with our primary product offering, leasing of colocation space, our customers are increasingly interested in our ancillary office and other space, which is listed separately in the following table. We believe our existing operating portfolio and development pipeline will allow us to meet the evolving needs of our existing customers and continue to attract new customers.

The following tables provide an overview of our operating and development properties as of March 31, 2013:

Facilities	Metropolitan Area	Annualized Rent(b)	Operating Net Rentable Square Feet (NRSF)(a)					Powered Shell Available for Future Development (NRSF)(h)	Available Utility Power (MW)(i)
			Colocation Space (CSF)(c)	Office & Other(d)	Supporting Infrastructure(e)	Total(f)	Percent Leased(g)
South
Southwest Fwy (Galleria)	Houston	$41,695,463	63,469	17,385	23,202	104,056	93%	—	15
Westway Park Blvd (Houston West)	Houston	$35,081,808	112,133	12,735	36,567	161,435	92%	3,000	14
S. State Hwy 121 Business (Lewisville)*	Dallas	$35,068,828	108,687	11,399	59,333	179,419	89%	—	20
Midway**	Dallas	$6,387,262	9,782	—	—	9,782	100%	—	1
E. Ben White Blvd (Austin 1)*	Austin	$5,917,525	16,223	21,376	7,516	45,115	94%	—	5
Metropolis Drive (Austin 2)*	Austin	$2,158,715	40,855	4,128	18,563	63,546	9%	—	10
Frankford Road (Carrollton)	Dallas	$1,959,672	47,366	24,330	36,522	108,218	13%	518,000	20
Westover Hills Blvd (San Antonio)	San Antonio	$1,250,954	35,765	172	25,777	61,714	17%	35,000	10
North Fwy (Greenspoint)**	Houston	$1,038,086	13,000	1,449	—	14,449	100%	—	1
Marsh Ln.**	Dallas	$1,029,705	2,245	—	—	2,245	100%	—	1
Bryan St.**	Dallas	$993,646	3,020	—	—	3,020	58%	—	1
South Ellis Street (Phoenix)	Arizona	$—	36,222	—	20,916	57,138	0%	45,000	100

South Total		$132,581,664	488,767	92,974	228,396	810,137	66%	601,000	196
Midwest
West Seventh Street (7th St.)***	Cincinnati	$33,218,452	193,003	5,744	158,194	356,941	96%	71,000	13
Fujitec Drive (Lebanon)	Cincinnati	$20,741,817	60,556	32,484	44,506	137,546	82%	90,000	12
Industrial Road (Florence)*	Cincinnati	$14,258,855	52,698	46,848	40,374	139,920	94%	—	10
Knightsbridge Drive (Hamilton)*	Cincinnati	$10,552,550	46,565	1,077	35,336	82,978	90%	—	5
Parkway (Mason)	Cincinnati	$5,897,705	34,072	26,458	17,193	77,723	99%	—	3
Springer Street (Lombard)*	Chicago	$2,246,842	13,560	4,115	12,231	29,906	54%	29,000	3
E. Monroe Street (Monroe St.)	South Bend	$1,494,608	6,350	—	6,478	12,828	70%	4,000	1
Goldcoast Drive (Goldcoast)	Cincinnati	$1,456,188	2,728	5,280	16,481	24,489	100%	14,000	1
Crescent Circle (Blackthorn)*	South Bend	$873,259	3,368	—	5,125	8,493	44%	11,000	1
McAuley Place (Blue Ash)*	Cincinnati	$546,645	6,193	6,950	2,166	15,309	71%	—	1

Midwest Total		$91,286,921	419,093	128,956	338,084	886,133	90%	219,000	50
International
Kestral Way (London)**	London	$1,606,182	10,000	—	—	10,000	39%	—	1
Jurong East (Singapore)**	Singapore	$270,952	3,200	—	—	3,200	12%	—	1

International Total		$1,877,134	13,200	—	—	13,200	33%	—	2

Total		$225,745,719	921,060	221,930	566,480	1,709,470	77%	820,000	248

*	Indicates properties in which we hold a leasehold interest in the building shell and land. All data center infrastructure has been constructed by us and owned by us.
**	Indicates properties in which we hold a leasehold interest in the building shell, land, and all data center infrastructure.

***	The information provided for the West Seventh Street (7th St.) property includes data for two facilities, one of which we lease and one of which we own.
(a)	Represents the total square feet of a building under lease or available for lease based on engineers’ drawings and estimates but does not include space held for development or space used by CyrusOne.
(b)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of March 31, 2013, multiplied by 12. For the month of March 2013, customer reimbursements were $20.3 million annualized and consisted of reimbursements by customers across all facilities with separately metered power. Customer reimbursements under leases with separately metered power vary from month-to-month based on factors such as our customers’ utilization of power and the suppliers’ pricing of power. From April 1, 2011 through March 31, 2013, customer reimbursements under leases with separately metered power constituted between 7.2% and 9.7% of annualized rent. After giving effect to abatements, free rent and other straight-line adjustments, our annualized effective rent as of March 31, 2013 was $236,267,428. Our annualized effective rent was greater than our annualized rent as of March 31, 2013 because our positive straight-line and other adjustments and amortization of deferred revenue exceeded our negative straight-line adjustments due to factors such as the timing of contractual rent escalations and customer prepayments for services.
(c)	CSF represents the NRSF at an operating facility that is currently leased or readily available for lease as colocation space, where customers locate their servers and other IT equipment.
(d)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as space other than CSF, which is typically office and other space.
(e)	Represents infrastructure support space, including mechanical, telecommunications and utility rooms, as well as building common areas.
(f)	Represents the NRSF at an operating facility that is currently leased or readily available for lease. This excludes existing vacant space held for development.
(g)	Percent leased is determined based on NRSF being billed to customers under signed leases as of March 31, 2013 divided by total NRSF. Leases signed but not commenced as of March 31, 2013 are not included. Supporting infrastructure has been allocated to leased NRSF on a proportionate basis for purposes of this calculation.
(h)	Represents space that is under roof that could be developed in the future for operating NRSF, rounded to the nearest 1,000.
(i)	Represents installed power capacity that can be delivered to the facility by the local utility provider. Does not sum to total due to rounding.

(Square feet rounded to nearest 1,000; dollars in millions)

		NRSF Under Development(a)
		Under Development					Under Development Costs(b)
Facilities	Metropolitan Area	Colocation Space (CSF)	Office & Other	Supporting Infrastructure	Powered Shell(c)	Total	Actual to Date	Estimated Costs to Completion	Total
South Ellis Street (Phoenix)	Arizona	—	36,000	17,000	32,000	85,000	$2	$11	$13
Westway Park Blvd (Houston West)	Houston	42,000	—	34,000	81,000	157,000	$20	$14	$34

Total		42,000	36,000	51,000	113,000	242,000	$22	$25	$47

(a)	Represents NRSF at a facility for which substantial activities have commenced to prepare the space for its intended use.
(b)	Represents management’s estimate of the total costs required to complete the current NRSF under development. There may be an increase in costs if customers require greater power density.
(c)	Represents NRSF under construction that, upon completion, will be powered shell available for future development into operating NRSF.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other data center operators and will enable us to continue to grow our operations.

High Quality Customer Base. The high quality of our assets combined with our reputation for serving the needs of large enterprises has enabled us to focus on the Fortune 1000 to build a quality customer base. We currently have over 500 customers from a broad spectrum of industries, with a particular expertise serving the energy industry, which comprises 36% of our annualized rent as of March 31, 2013. As of March 31, 2013, we have nine of the Fortune 20 and 119 of the Fortune 1000 or private or foreign enterprises of equivalent size as customers, including five of the six “supermajor” oil and gas companies. Our revenue is generated by a stable enterprise customer base, as evidenced by the following as of March 31, 2013:

•	76% of our annualized rent comes from the Fortune 1000 or private or foreign enterprises of equivalent size.

•	56% of our annualized rent comes from investment grade companies or their affiliates, based on the parent company’s corporate credit rating by Standard & Poor’s Ratings Services (“S&P”).

•	37% of our annualized rent comes from the Fortune 100 or private or foreign enterprises of equivalent size.

As of March 31, 2013, CBI represented 9% of our annualized rent under contracts, which is largely comprised of two customers to whom we provide services through contracts entered into between those customers and Cincinnati Bell Technology Solutions Inc., a subsidiary of CBI (“CBTS”). Customer consent is required in order to assign those contracts to us, and while we expect those contracts to be assigned to us, such consent has not yet been obtained. Excluding these customers, CBI represented 3% of our annualized rent as of March 31, 2013. As of March 31, 2013, no single other customer represented more than 8% of our annualized rent, and our top 10 customers (including CBI) represented 44% of our annualized rent.

Strategically Located Portfolio. Our portfolio is located in several domestic and international markets possessing attractive characteristics for enterprise-focused data center operations. We have domestic properties in five of the top 10 largest U.S. cities by population (Chicago, Dallas, Houston, Phoenix and San Antonio), according to the U.S. Census Bureau, and four of the top 10 cities for Fortune 500 headquarters (Chicago, Cincinnati, Dallas and Houston), according to Forbes. We believe cities with large populations or a large number of corporate headquarters are likely to produce incremental demand for IT infrastructure. In addition, being located close to our current and potential customers provides chief information officers (“CIOs”) with additional confidence when outsourcing their data center infrastructure to us.

Modern, High Quality Facilities. Our portfolio includes highly efficient, reliable facilities with advanced cooling capabilities and the security systems necessary to provide an environment suitable for some of our clients’ most vital technology infrastructure. To optimize the delivery of power, our properties include modern engineering technologies designed to minimize unnecessary power usage and, in our newest facilities, we are able to provide power utilization efficiency ratios we believe to be among the best in the multi-customer data center industry. In our newest facilities, we take a “Massively ModularSM” approach to site selection, design and construction such that we are able to deliver a range of power densities to our customers within a single facility. Our Massively ModularSM design principles allow us to efficiently stage construction on a large scale and deliver colocation square feet (“CSF”) in a timeframe that we believe is one of the best in the industry. We acquire or build a large powered shell capable of scaling with our customers’ power and colocation space needs.

The powered shell can be acquired or constructed for a relatively inexpensive capital cost. Once the building shell is ready, we can build individual data center halls in portions of the building space to meet the needs of customers on a modular basis. This modular data center hall construction can be completed in less than 16 weeks to meet our customers’ immediate needs. This short construction timeframe ensures a very high utilization of the assets and minimizes the time between our capital investment and the receipt of customer revenue, favorably impacting our return on investment while also translating into lower costs for our customers. Our design principles also allow us to add incremental equipment to increase power densities as our customers’ power needs increase, which provides our customers with a significant amount of flexibility to manage their IT demands. We believe this Massively ModularSM approach allows us to respond to rapidly evolving customer needs, to commit capital toward the highest return projects and to develop state-of-the-art data center facilities.

Significant Leasing Capability and Low Recurring Rent Churn. Our focus on the customer, our ability to scale with its needs, and our operational excellence provides us with two key benefits: embedded future growth from our customer base and low recurring rent churn. Our total annualized rent increased by approximately 17%, and our existing customer base provided approximately 69% of such increase, between March 31, 2012 and March 31, 2013. We have a high percentage of NRSF leased of 77% at March 31, 2013.

Our management team focuses on minimizing recurring rent churn. We define recurring rent churn as any reduction in recurring rent due to customer terminations, net pricing reductions or service reductions as a percentage of the annualized rent at the beginning of the applicable period, excluding any impact from metered power reimbursements. For 2012, our recurring rent churn was 4.6%, which includes the termination of one lease for legacy data center space that had been utilized for over 20 years. The legacy data center space has been decommissioned and is expected to be developed into data center space that we believe will generate higher amounts of revenue than the prior lease. Excluding this lease, the recurring rent churn for 2012 would have been 3.6%. In 2011, we experienced a recurring rent churn of 3%, approximately half of which was attributable to customers that ceased using our facilities.

Significant, Attractive Expansion Opportunities. Our current development properties and available acreage were selected based on extensive site selection criteria and the collective industry knowledge and experience of our management team. As a result, we believe that our development portfolio contains properties that are located in markets with attractive supply and demand conditions and that possess suitable physical characteristics to support data center infrastructure. In addition to our operating NRSF of approximately 1,709,000 as of March 31, 2013, we were developing vacant properties and new facilities to create approximately 242,000 NRSF under construction, 820,000 NRSF of powered shell available for future development, and approximately 170 acres of land that are available for future data center facility development.

Differentiated Reputation for Service. We believe that the decision CIOs make to outsource their data center infrastructure has material implications for their businesses, and, as such, CIOs look to third-party data center providers that have a reputation for serving similar organizations and that are able to deliver a customized solution. We take a consultative approach to understanding the unique requirements of our customers, and our design principles allow us to deliver robust flexibility in the scale, power and location of our data center infrastructure. We believe that this approach has helped fuel our growth. Our current customers are also often the source of new contracts, with referrals being an important source of new customers.

Experienced Management Team. Our management team is comprised of individuals drawing on diverse knowledge and skill sets acquired through extensive experiences in the real estate, telecommunications and mission-critical infrastructure industries. In the aggregate, CyrusOne’s executive management team of seven individuals has an average of approximately fifteen years of experience in the data center and communications industries.

Business and Growth Strategies

Our objective is to grow our revenue and earnings by continuing to expand our data center infrastructure outsourcing business.

Increasing Revenue from Existing Customers and Properties. We have historically generated a significant portion of our revenue growth from our existing customers. Our total annualized rent increased by approximately 17%, and our existing customer base provided approximately 69% of such increase, between March 31, 2012 and March 31, 2013. We plan to continue to target our existing customers, because we believe that many have significant data center infrastructure that has not yet been outsourced, and many will require additional data center space to support their growth and their increasing reliance on technology infrastructure in their operations.

To address new demand, as of March 31, 2013, we have approximately 395,000 NRSF available for lease, 242,000 NRSF under development and 820,000 NRSF of additional powered shell available for future development. Our portfolio also contains approximately 170 acres of land that are available for future data center facility development.

Attracting and Retaining New Customers. Increasingly, enterprises are beginning to recognize the complexities of managing data center infrastructure in the midst of rapid technological development and innovation. We believe that these complexities, brought about by the rapidly increasing levels of Internet traffic and data, obsolete existing corporate data center infrastructure, increased power and cooling requirements and increased regulatory requirements, are driving the need for companies to outsource their data center facility requirements. Consequently, this will significantly increase the percentage of companies that use third-party data center colocation services over the next several years. We believe that our high quality assets and reputation for serving large enterprises have been, and will be, key differentiators for us in attracting customers that are outsourcing their data center infrastructure needs. Since 2010, we have signed more than 100 new customers, many of whom were outsourcing data center infrastructure for the first time. We have historically managed our sales process through a direct-to-the-customer model but have recently begun utilizing third-party leasing agents to expand our universe of potential new customers. Regardless of how a potential customer lead is generated, every opportunity undergoes a rigorous review process designed to maximize cash flow generation and customer retention. Additionally, throughout the life cycle of a customer’s interaction with us, we maintain a disciplined approach to monitoring their experience, with the goal of providing the highest level of customer service. We plan to continue to pursue large enterprise customers by leveraging our relationships and reputation, and by developing our existing pipeline of inventory to meet their needs.

Expanding into New Domestic and International Markets. Our expansion strategy focuses on developing new data centers in markets where our customers are located and in markets where our customers want to be located. We regularly meet with our customers to understand their business strategies and potential data center needs. We also conduct extensive analysis to ensure an identified market displays strong data center fundamentals, independent of the demand presented by any particular customer. We believe that this approach significantly reduces the risk associated with expansion into new markets because it provides strong visibility into our anticipated cash flow and helps to ensure targeted returns on new developments. Our strategy for entering a new market will vary based on in-place real estate and data center infrastructure and could include greenfield construction projects as well as acquisitions.

Growing Interconnection Business. Our customers are increasingly seeking to connect to one another via private peering, cross connects and/or public switching environments. Interconnection allows our customers to share information and conduct commerce in a highly efficient manner not requiring a third-party intermediary and at a fraction of the cost normally required to establish such a connection between two enterprises. The demand for interconnection creates additional rental and revenue growth opportunities for us, and we believe that customer interconnections increase our likelihood of customer retention by providing an environment not easily replicated by competitors. Interconnections are made possible by our customers’ common location in our facilities and our provisioning of the infrastructure necessary to interconnect within our facilities, and, as a result, we believe that it would require significant coordination and capital for our customers to move their interconnection to a different location. Since many of our facilities currently have the infrastructure necessary to provide interconnection, we plan to market this capability to our existing customers, and we will incorporate interconnection into our current and future developments. We anticipate implementing interconnection infrastructure in our existing facilities that do not currently have it. Compared to the capital required to build a data center, the capital required for interconnection is minimal, which we believe creates the potential to create attractive capital returns. We act as the trusted neutral party that enterprises, carriers and content companies utilize to connect to each other. We believe that the reputation and industry relationships of our executive management team place us in an ongoing trusted provider role.

Selectively Pursuing Property Acquisition Opportunities. We intend to seek opportunities to acquire existing or potential data center properties in key strategic markets. In addition, we currently lease certain of our data center properties and, to the extent economically attractive, we may opportunistically seek to purchase those properties. We take a disciplined approach in evaluating potential business, property and site acquisitions, including expected demand from existing and new customers, the current competitive environment, a site’s geographic attributes, availability of telecommunications providers, access to power, expected costs for development and potential barriers to entry for other third-party data center providers.

Our principal executive offices are located at 1649 West Frankford Road, Carrollton, TX 75007. Our telephone number is (972) 350-0060.

Structure and Formation of Our Company

Our business is comprised of the historical data center activities and holdings of CBI. CBI has operated its Cincinnati-based data center business for over 10 years; in addition, it acquired GramTel, a data center operator in South Bend, Indiana and Chicago, Illinois, for approximately $20 million in December 2007; and it acquired Cyrus Networks, a data center operator based in Texas, for approximately $526 million, net of cash acquired, in June 2010.

On November 20, 2012, certain subsidiaries of CBI contributed certain assets and operations including assets and operations acquired through the GramTel and Cyrus Networks acquisitions to the operating partnership. The transactions described below were designed to consolidate the ownership of a portfolio of properties owned by CBI into the operating partnership enabling CyrusOne to raise the necessary capital to repay indebtedness owed to CBI and enabling CyrusOne to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2013. Pursuant to the formation transactions:

•	CyrusOne Inc. was formed as a Maryland corporation on July 31, 2012.

•	The operating partnership, and co-issuer of the Notes, CyrusOne LP, was formed as a Maryland limited partnership on July 31, 2012.

•	CyrusOne GP, the general partner of the operating partnership, was formed as a Maryland statutory trust on July 31, 2012.

•	CyrusOne Finance Corp., the co-issuer of the Notes was formed as a Maryland corporation on October 31, 2012.

•

On November 20, 2012, the operating partnership, together with CyrusOne Finance Corp. issued the Original Notes, from which net proceeds received were approximately $512 million. On November 20, 2012, the operating partnership also entered into a $225 million revolving credit facility that is secured by substantially all of our assets.

•

On November 20, 2012, the operating partnership received a contribution of direct and indirect interests in a portfolio of properties owned by CBI and certain of its subsidiaries in exchange for operating partnership units, as adjusted to reflect a unit split immediately prior to the completion of CyrusOne’s initial public offering. Certain of the properties were directly contributed to CyrusOne LP and certain properties were contributed through the contribution of the equity interests of the entity that directly owned those properties.

•	The operating partnership used the net proceeds of the issuance of the Original Notes to repay approximately $480 million of indebtedness owed to CBI.

•

On various dates throughout 2012, we entered into transition services, registration rights and other commercial agreements with CBI and certain of its subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Related Party Transactions”.

•

As of March 31, 2013, we had a total combined indebtedness, including capital lease obligations, of approximately $556 million and other financing arrangements of approximately $63 million, and the ability to incur an additional $225 million of indebtedness through the availability under our revolving credit facility.

•

As of May 1, 2013, CBI owned 8.5% of CyrusOne’s outstanding shares of common stock and 66.1% of the outstanding operating partnership units, which, if exchanged for CyrusOne common stock, would represent an additional approximately 60.4% interest in CyrusOne common stock.

•

As of May 1, 2013, CyrusOne’s directors and executive officers owned approximately 5.1% of CyrusOne’s outstanding shares of common stock, or 1.7% of the total operating partnership units and shares of common stock.

All the properties and other interests transferred to the operating partnership were contributed by wholly-owned subsidiaries of CBI. Because both the operating partnership and the subsidiaries of CBI that contributed the properties comprising our portfolio (the “Contributors”) were under the common control of CBI up to the completion of CyrusOne’s initial public offering and were under common control at the time of the formation transactions, the transfer of assets and liabilities of each of these entities was accounted for at historical cost in a manner similar to a pooling of interests.

CyrusOne’s Initial Public Offering

On January 24, 2013, CyrusOne completed the initial public offering of its common stock, issuing approximately 19.0 million shares for $337.1 million, net of underwriters’ discount. On the same date, CyrusOne purchased approximately 19.0 million of the operating partnership’s operating partnership units. In addition, CBI exchanged approximately 1.5 million of CyrusOne LP’s partnership units for CyrusOne common stock, and CBI was issued 0.4 million of CyrusOne’s shares of common stock as repayment for transaction costs paid by CBI in connection with CyrusOne’s initial public offering. CyrusOne also issued approximately 1.0 million of its common shares to directors and employees. Vesting of these shares is contingent upon completion of service. Following the completion of these transactions, CyrusOne and CyrusOne GP held a combined 33.9% interest in the operating partnership, with the remaining 66.1% interest held by CBI.

The following diagram depicts our ownership structure as of May 1, 2013:

1	Includes CyrusOne LLC and CyrusOne Foreign Holdings LLC.

Summary of the Terms of the Exchange Offer

Background	On November 20, 2012, we completed a private placement of $525,000,000 of our 6.375% Senior Notes due 2022. In connection with this private placement, we entered into a registration rights agreement in which we agreed, among other things, to complete this Exchange Offer.

The Exchange Offer	We are offering to exchange the unregistered Original Notes for a like principal amount of 6.375% Senior Notes due 2022, which have been registered under the Securities Act. The Original Notes may only be tendered in an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof. See “The Exchange Offer—Terms of the Exchange Offer.”

In order to exchange the Original Notes, you must follow the required procedures, and we must accept the Original Notes for exchange. We will exchange all Original Notes validly tendered and not validly withdrawn prior to the expiration date. See “The Exchange Offer.”

Resale of Exchange Notes	Based on interpretations of the SEC staff, as described in previous no-action letters, we believe that Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the Exchange Notes issued in this offer in the ordinary course of your business;

•

you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in a distribution, (within the meaning of the Securities Act) of the Exchange Notes to be issued in the Exchange Offer; and

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act.

By tendering your Original Notes as described in “The Exchange Offer—Procedures for Tendering,” you will be making representations to this effect. If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters referred to above and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Notes.

We base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our Exchange Offer. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other transfer of Exchange Notes in the Exchange Offer. See “Plan of Distribution.”

Consequences if You Do Not Exchange Your Original Notes	Original Notes that are not tendered in the Exchange Offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell such Original Notes unless you are able to rely on an exemption from the requirements of the Securities Act or the Original Notes are registered under the Securities Act.

After the Exchange Offer is completed, we will no longer have an obligation to register the Original Notes, except under limited circumstances. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the market for any remaining Original Notes will be adversely affected. See “Risk Factors—Risks Relating to the Notes and the Exchange Offer—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.”

Expiration Date	The Exchange Offer expires at 5:00 p.m., New York City time, on July 9, 2013, unless we extend such Exchange Offer. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Issuance of Exchange Notes	We will issue Exchange Notes in exchange for Original Notes tendered and accepted in the Exchange Offer promptly following the expiration date (unless amended as described in this prospectus). See “The Exchange Offer—Terms of the Exchange Offer.”

Conditions to the Exchange Offer	The Exchange Offer is subject to certain customary conditions, which we may amend or waive. The Exchange Offer is not conditioned upon any minimum principal amount of outstanding Original Notes being tendered. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Original Notes	To participate in the Exchange Offer, you must (i) complete, sign and date the accompanying letter of transmittal, or a facsimile copy of such letter, in accordance with its instructions and the instructions of this prospectus, and (ii) mail or otherwise deliver the executed letter of transmittal, together with the Original Notes and any other required documentation to the exchange agent at the address set forth in the letter of transmittal. If you are a broker, dealer, commercial bank, trust company or other nominee and you hold Original Notes through the Depository Trust Company (“DTC”), and wish to accept this offer, you must do so pursuant to DTC’s automated tender offer program. See “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Holders	If you beneficially own Original Notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the Exchange Offer, you should contact the registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in this offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Original Notes, either arrange to have the Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable amount of time. See “The Exchange Offer—Procedures for Tendering.”

Withdrawal Rights	You may withdraw your tender of Original Notes at any time before the expiration date for this offer. See “The Exchange Offer—Withdrawal of Tenders.”

Regulatory Requirements	We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with either Exchange Offer, other than the notice of effectiveness under the Securities Act of the registration statement pursuant to which the Exchange Offer is being made.

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the Exchange Offer. The expenses of the Exchange Offer that we pay will increase our deferred financing costs in accordance with accounting principles generally accepted in the United States (“GAAP”). See “The Exchange Offer—Accounting Treatment.”

Federal Income Tax Consequences	The exchange of Original Notes for Exchange Notes pursuant to the Exchange Offer generally will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the exchange or issuance of Exchange Notes in connection with the Exchange Offer.

Exchange Agent	Wells Fargo Bank, N.A. is serving as exchange agent in connection with the Exchange Offer. The address and telephone number of the Exchange Agent are set forth under “The Exchange Offer—Exchange Agent.” Wells Fargo Bank, N.A. is also the trustee under the indenture governing the Notes.

Summary of the Terms of the Exchange Notes

Unless specifically indicated, the summary below describes the principal terms of the Notes (including the Exchange Notes). This summary is not intended to be complete. For a more complete understanding of the Notes, please refer to the section entitled “Description of the Notes” in this prospectus. Other than the restrictions on transfer, registration rights and special interest provisions, the Exchange Notes will have the same financial terms and covenants as the Original Notes, which are summarized as follows:

Issuers	CyrusOne LP and CyrusOne Finance Corp.

Notes Offered	$525,000,000 in aggregate principal amount of 6.375% Senior Notes due 2022.

Maturity Date	November 15, 2022.

Interest	The Notes bear interest at a rate of 6.375% per year, payable semi-annually in cash in arrears on May 15 and November 15 of each year, beginning on May 15, 2013.

Guarantees	The Notes are fully, jointly and severally and unconditionally guaranteed on a senior basis by CyrusOne Inc., the sole beneficial owner and sole trustee of CyrusOne GP, which is the sole general partner of CyrusOne LP, CyrusOne GP and all of CyrusOne LP’s existing domestic subsidiaries. Each of the guarantors under the Notes also guarantees our revolving credit facility. Each domestic subsidiary that guarantees indebtedness of CyrusOne LP or any guarantor in the future will also guarantee the Notes. Domestic subsidiaries include CyrusOne LLC, CyrusOne TRS Inc. and CyrusOne Foreign Holdings LLC.

Ranking	The Exchange Notes will be:

•	senior unsecured obligations of the issuers;

•	pari passu in right of payment with any existing and future unsecured senior indebtedness of the issuers;

•	senior in right of payment to any future subordinated indebtedness of the issuers, if any;

•

effectively subordinated in right of payment to all existing and future secured indebtedness of the issuers, including indebtedness under the revolving credit facility, to the extent of the value of the collateral securing such indebtedness; and

•	structurally subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of the operating partnership’s non-guarantor subsidiaries.

Each guarantee of the Exchange Notes will be:

•	a senior unsecured obligation of such guarantor;

•	pari passu in right of payment with any senior unsecured indebtedness of such guarantor;

•	senior in right of payment to any future subordinated indebtedness of such guarantor, if any; and

•

effectively subordinated in right of payment to all secured indebtedness of such guarantor, including such guarantor’s guarantee, if any, of the operating partnership’s obligations under the revolving credit facility, to the extent of the value of the collateral securing that indebtedness.

As of March 31, 2013, we had no debt outstanding, other than the Original Notes, approximately $31.0 million of capital leases and approximately $63.0 million of other financing arrangements.

The non-guarantor subsidiaries generated approximately 1% of our combined revenues for the three months ended March 31, 2013, and held approximately 2.7% of our combined assets and approximately 5.6% of our combined liabilities as of March 31, 2013.

Optional Redemption	Prior to November 15, 2017, we may redeem the Notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date, plus the applicable “make-whole” premium set forth in this prospectus. We may redeem the Notes, in whole or in part, at any time on or after November 15, 2017, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date, plus a premium declining over time as set forth in this prospectus. In addition, at any time on or prior to November 15, 2015, we may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of certain equity offerings, as described in this prospectus. See “Description of the Notes—Optional Redemption.”

Change of Control	If a “Change of Control” occurs, Noteholders may require us to repurchase all or part of their Notes at 101% of the principal amount of the Notes, plus accrued and unpaid interest to the repurchase date. The term “Change of Control” is defined under “Description of the Notes—Certain Definitions.”

Certain Covenants	The indenture governing the Notes contains covenants that, among other things, limit the operating partnership’s ability and the ability of its restricted subsidiaries to:

•	incur secured or unsecured indebtedness;

•	pay dividends or distributions on its equity interests, or redeem or repurchase equity interests of CyrusOne or CyrusOne LP;

•	make certain investments or other restricted payments;

•	enter into transactions with affiliates;

•	enter into agreements limiting the ability of CyrusOne LP’s restricted subsidiaries to pay dividends or make certain transfers and other payments to CyrusOne LP or to other restricted subsidiaries;

•	sell assets; and

•	merge, consolidate or transfer all or substantially all of their assets.

CyrusOne LP and its restricted subsidiaries are also required to maintain total unencumbered assets of at least 150% of their unsecured debt on a consolidated basis.

These covenants contain important exceptions, limitations and qualifications. For so long as the Notes are rated investment grade by each of Moody’s Investors Service, Inc. (“Moody’s”) and S&P, certain covenants will be suspended with respect to the Notes and the subsidiary guarantees will be released. For more details, see “Description of the Notes.”

Activities of CyrusOne, CyrusOne GP and CyrusOne Finance Corp.	The indenture governing the Notes requires the activities of CyrusOne, CyrusOne GP and CyrusOne Finance Corp. to be restricted. See “Description of the Notes—Covenants—Limitation on Activities of Holdings and CyrusOne GP” and “Description of the Notes—Covenants—Limitation on Activities of Finance Corp.”

No Public Trading Market	The Exchange Notes will not be listed on any securities exchange or any automated dealer quotation system and there is currently no market for the Exchange Notes. Accordingly, there can be no assurance that a market for the Exchange Notes will develop upon the completion of this offer or, if developed, that such market will be sustained or as to the liquidity of any market.

Risk Factors	Please see “Risk Factors” beginning on page 17 for a discussion of certain factors you should consider prior to deciding to participate in the Exchange Offer.

RISK FACTORS

In considering whether to participate in this Exchange Offer, you should carefully consider all of the information we have included in this prospectus. In particular, you should carefully consider the Risk Factors described below before making a decision to participate in this Exchange Offer. Any or all of these risks could have a material adverse effect on our businesses, reputation, financial condition, results of operations and cash flows, the trading price of the Notes and on our ability to make payments on the Notes. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to the Notes and the Exchange Offer

We have significant outstanding indebtedness that involves significant debt service obligations, limits our operational and financial flexibility, exposes us to interest rate fluctuations and exposes us to the risk of default under our debt obligations.

As of March 31, 2013, we had a total combined indebtedness, of $556.0 million including capital lease obligations of approximately $31.0 million and other financing arrangements of approximately $63.0 million. We also had the ability to borrow up to an additional $225.0 million under the revolving credit facility, subject to satisfying certain financial tests. There are no limits on the amount of indebtedness we may incur other than limits contained in the indenture governing the Notes, our revolving credit facility, future agreements that we may enter into or as may be set forth in any policy limiting the amount of indebtedness we may incur adopted by CyrusOne’s board of directors. A substantial level of indebtedness could have adverse consequences for our business, financial condition and results of operations because it could, among other things:

•

require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes, including to pay dividends on CyrusOne’s common stock as necessary to maintain CyrusOne’s qualification as a REIT;

•	require us to maintain certain debt coverage and other financial ratios at specified levels, thereby reducing our financial flexibility;

•	make it more difficult for us to satisfy our financial obligations, including borrowings under the revolving credit facility;

•	increase our vulnerability to general adverse economic and industry conditions;

•	expose us to increases in interest rates for our variable rate debt;

•	limit our ability to borrow additional funds on favorable terms or at all to expand our business or ease liquidity constraints;

•	limit our ability to refinance all or a portion of our indebtedness on or before maturity on the same or more favorable terms or at all;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage relative to competitors that have less indebtedness;

•	increase our risk of property losses as the result of foreclosure actions initiated by lenders in the event we should incur mortgage or other secured debt obligations; and

•	require us to dispose of one or more of our properties at disadvantageous prices in order to service our indebtedness or to raise funds to pay such indebtedness at maturity.

Despite our current indebtedness levels, we may still be able to incur substantially more debt, including secured debt. This could exacerbate further the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future, including debt under our revolving credit facility and future credit facilities, some or all of which may be secured and therefore would rank effectively senior to the Notes. For example, as of the date hereof we have $225.0 million of availability under the revolving credit facility. In addition, the indenture governing the Notes does not restrict the incurrence of indebtedness by CyrusOne and restricts, but does not completely prohibit, the operating partnership and its restricted subsidiaries from incurring additional debt. The indenture governing the Notes also allows the operating partnership and its restricted subsidiaries to incur certain secured debt which would be effectively senior to the Notes. In addition, the indenture does not prevent the operating partnership or its restricted subsidiaries from incurring other liabilities that do not constitute indebtedness. See “Description of Other Indebtedness.” If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

The Notes and the related guarantees are unsecured and are and will continue to be effectively junior in right of payment to any secured indebtedness of the issuers or the guarantors.

The Notes and the related guarantees are the issuers’ and the guarantors’ unsecured obligations. The Notes and the guarantees are and will continue to be effectively junior in right of payment to all of the issuers’ existing and future secured debt, including our revolving credit facility, and that of the guarantors, including any such guarantor’s guarantee of the operating partnership’s obligations under our revolving credit facility, to the extent of the value of the assets securing such obligations. As of March 31, 2013, we had no debt outstanding, other than $525.0 million related to the Original Notes, approximately $31.0 million of capital leases and approximately $63.0 million of other financing arrangements. Under the terms of the indenture governing the Notes, subject to satisfaction of certain other requirements, the operating partnership and its restricted subsidiaries may incur additional debt secured by their respective assets. For a discussion of the operating partnership’s ability to incur such secured debt, see “Description of the Notes—Covenants—Limitation on Indebtedness.” Because the Notes are unsecured obligations, your right of repayment may be compromised if:

•	the issuers or the guarantors enter into bankruptcy, liquidation, reorganization or other winding-up;

•	there is a default in payment under any of the issuers’ or the guarantors’ secured debt; or

•	there is an acceleration of any of the issuers’ or the guarantors’ secured debt.

If any of these events occurs, the secured lenders could foreclose on the assets of the issuers or the guarantors in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture governing the Notes at such time. As a result, upon the occurrence of any of these events, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to fully satisfy your claims. You may therefore not be fully repaid if the issuers or the guarantors become insolvent or otherwise fail to make payment on the Notes.

The Notes are and will continue to be effectively junior in right of payment to the liabilities of any of the issuers’ non-guarantor subsidiaries.

CyrusOne Inc., CyrusOne GP and CyrusOne LP’s wholly-owned existing domestic subsidiaries guarantee the Notes and revolving credit facility. In addition, a new domestic subsidiary of the operating partnership will not be required to guarantee the issuers’ obligations under the Notes if it does not guarantee any other debt of the operating partnership or any other subsidiary guarantor. The Notes are effectively junior in right of payment to the indebtedness and other liabilities the issuers’ non-guarantor subsidiaries. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that the issuers or the subsidiary guarantors have to receive any assets of any of the non-

guarantor subsidiaries upon the bankruptcy, liquidation or reorganization of those subsidiaries, and the consequent rights of holders of Notes to realize proceeds from the sale of any of such non-guarantor subsidiaries’ assets, will be effectively subordinated to the claims of such non-guarantor subsidiaries’ creditors, including trade creditors, mortgage holders and holders of preferred equity interests of those subsidiaries. Accordingly, in the event of a bankruptcy, liquidation or reorganization or any of our non-guarantor subsidiaries, these non-guarantors subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before distributing any of their Notes to us. The non-guarantor subsidiaries generated approximately 1% of our combined revenues for the three months ended March 31, 2013, and held approximately 2.7% of our combined assets and approximately 5.6% of our combined liabilities as of March 31, 2013.

The agreements governing our indebtedness place restrictions on us, reducing our operational flexibility and creating default risks.

The agreements governing our indebtedness contain covenants that place restrictions on us and our subsidiaries. These covenants restrict, among other things, our and our subsidiaries’ ability to:

•	incur or guarantee additional indebtedness;

•	pay dividends and make other restricted payments;

•	incur restrictions on the payment of dividends or other distributions from our restricted subsidiaries;

•	create or incur certain liens;

•	make certain investments;

•	transfer or sell assets;

•	engage in transactions with affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. In addition, the indenture governing the Notes and our revolving credit facility require us to maintain specified financial ratios and satisfy financial condition tests. Our ability to comply with these ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt, including foreclosing on or requiring the sale of our data centers, and our assets may not be sufficient to repay such debt in full. For a detailed description of the covenants and restrictions imposed by the documents governing our indebtedness, see “Description of Other Indebtedness” and “Description of the Notes.”

The documents that govern our outstanding indebtedness require that we maintain certain financial ratios and, if we fail to do so, we will be in default under the applicable debt instrument, which in turn could trigger defaults under our other debt instruments, which could result in the maturities of all of our debt obligations being accelerated.

Each of our significant debt instruments require that we maintain certain financial ratios. The revolving credit facility provides that the total indebtedness of the operating partnership and its subsidiaries shall not exceed 55% of the value of the assets of the operating partnership and its subsidiaries as of the last day of any fiscal quarter through December 31, 2014, and 50% thereafter, determined based on the capitalized value of the stabilized properties of the operating partnership and its subsidiaries, the book value of development properties and construction in process on land owned by the operating partnership and its subsidiaries and unrestricted cash and cash equivalents held by the operating partnership and its subsidiaries. The revolving credit facility also requires that the operating partnership maintain a minimum fixed charge coverage ratio of not less than 2.00 to 1.00 and a maximum ratio of secured indebtedness to consolidated EBITDA of 2.50 to 1.00 for any period of four consecutive fiscal quarters ending on or prior to December 31, 2014, and 2.00 to 1.00 thereafter.

In addition, the indenture that governs the Notes requires that the operating partnership and its restricted subsidiaries maintain total unencumbered assets of at least 150% of the aggregate principal amount of all of their outstanding unsecured indebtedness.

If we do not continue to satisfy these covenant ratios, we will be in default under the applicable debt instrument, which in turn would trigger defaults under our other debt instruments, which could result in the maturities of all of our debt obligations being accelerated. These events would have a material adverse effect on our liquidity.

Certain exceptions under the indenture permit the operating partnership and its restricted subsidiaries to make distributions to maintain the REIT status of CyrusOne even when they cannot otherwise make restricted payments under the indenture.

Under the indenture, the operating partnership and its restricted subsidiaries are allowed to make restricted payments only if, at the time they make such a restricted payment, the operating partnership is able to incur at least $1.00 of indebtedness under certain provisions of the “Limitation on Indebtedness” covenant, including that the operating partnership has a consolidated EBITDA to consolidated interest expense coverage ratio of at least 2.0 to 1.0 and its indebtedness is not greater than 60% of adjusted total assets. For a more complete discussion of the restricted payment and debt incurrence covenants of the indenture applicable to the Notes, see “Description of the Notes—Covenants—Limitation on Restricted Payments” and “Description of the Notes—Covenants—Limitation on Indebtedness.”

Even when the operating partnership and its restricted subsidiaries are unable to make restricted payments during a period in which they are unable to incur $1.00 of indebtedness, so long as no default or event of default under the indenture shall have occurred and be continuing, the indenture permits the operating partnership and its restricted subsidiaries to declare or pay any dividend or make any distribution to their equity holders to fund a dividend or distribution by them, so long as CyrusOne believes in good faith that it qualifies as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and the declaration or payment of any such dividend or the making of any such distribution is necessary either to maintain CyrusOne’s status as a REIT under the Code for any calendar year or to enable CyrusOne to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by CyrusOne to its shareholders, with such distribution to be made as and when determined by CyrusOne, whether during or after the end of the relevant calendar year.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain change of control events, we will be required to offer to repurchase the Notes offered hereby at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the Notes, especially if the change of control also constitutes a change of control under our revolving credit facility. Under the revolving credit facility, a change of control will constitute an event of default, which could result in our obligation to repay any outstanding borrowings under the revolving credit facility and repurchase these Notes at the same time. Our failure to repay or repurchase the Notes would constitute an event of default under the indenture.

The trading prices of the Notes will be directly affected by our credit rating.

The Original Notes are and the Exchange Notes will be publicly rated by Moody’s, S&P and other independent rating agencies. A security rating is not a recommendation to buy, sell or hold securities. These public debt ratings may affect our ability to raise debt. Any future downgrading of the Notes by Moody’s, S&P or another rating agency may affect the cost and terms and conditions of our financings and could adversely affect the value and trading price of the Notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require Noteholders to return payments received from guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of any guarantor, the debt represented by the guarantees entered into by the guarantor may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of the guarantee could be subordinated to certain obligations of a guarantor if, among other things, the guarantor, at the time it entered into the guarantee, received less than reasonably equivalent value or fair consideration for entering into the guarantee and was one of the following:

•	insolvent or rendered insolvent by reason of entering into a guarantee;

•	engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they became due.

In addition, any payment by a guarantor could be voided and required to be returned to the guarantor or to a fund for the benefit of the guarantor’s creditors under those circumstances.

If a guarantee of a subsidiary were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the Notes would be solely creditors of CyrusOne, the issuers and creditors of the operating partnership’s subsidiaries that have validly guaranteed the Notes. The Notes then would be effectively subordinated to all liabilities of the subsidiary whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

The indenture requires that future domestic subsidiaries of the operating partnership guarantee the Notes under certain circumstances. These considerations will also apply to those guarantees.

If an active trading market does not develop for the Exchange Notes, the holder may be unable to sell them or to sell them at a price the holder deems sufficient.

The Exchange Notes are a new issue of securities for which there is currently no public trading market. We do not intend to list the Exchange Notes on any national securities exchange or automated quotation system. Accordingly, there can be no assurances that an active market will develop upon completion of the Exchange Offer or, if it develops, that such market will be sustained, or as to the liquidity of any such market. If an active market does not develop or is not sustained, the market price and the liquidity of the Exchange Notes may be adversely affected. In addition, the liquidity of the trading market for the Exchange Notes, if it develops, and the market price quoted for the Exchange Notes, may be adversely affected by changes in the overall market for those securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

Any Original Notes that are not exchanged will continue to be restricted securities and may become less liquid.

Original Notes that are not tendered or that we do not accept for exchange will, following this offer, continue to be restricted securities, and the holder may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue Exchange Notes in exchange for the Original Notes pursuant to this offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering.” Such procedures and conditions include timely receipt by the exchange agent of such Original Notes (or a confirmation of book entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC). Because we anticipate that most holders of Original Notes will elect to exchange their Original Notes, we expect that the liquidity of the market for the Original Notes remaining after the completion of the Exchange Offer will be substantially limited. Any Original Notes tendered and exchanged in this offer will reduce the aggregate principal amount of Original Notes outstanding. Following the Exchange Offer, Original Notes generally will not have any further registration rights, and such Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes could be adversely affected.

The ability of a broker-dealer to transfer the Exchange Notes may be restricted.

A broker-dealer that acquired the Original Notes for its own account as a result of market-making activities or other trading activities must comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their Exchange Notes.

Risks Related to Our Business and Operations

A small number of customers account for a significant portion of our revenue. The loss or significant reduction in business from one or more of our large customers could significantly harm our business, financial condition and results of operations, and impact our ability to service our indebtedness, including the Notes.

We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our revenue. Our top 20 customers collectively accounted for approximately 60% of our total annualized rent as of March 31, 2013. As a result of this customer concentration, our business, financial condition and results of operations, could be adversely affected if we lose one or more of our larger customers, if such customers significantly reduce their business with us or if we choose not to enforce, or to enforce less vigorously, any rights that we may have now or in the future against these significant customers because of our desire to maintain our relationship with them.

A significant percentage of our customer base is also concentrated in industry sectors that may from time to time experience volatility including, in particular, the oil and gas sector. Enterprises in the energy industry comprised approximately 36% of our annualized rent as of March 31, 2013. A downturn in the oil and gas industry could negatively impact the financial condition of one or more of our oil and gas company customers, including several of our larger customers. In an industry downturn, those customers could default on their obligations to us, delay the purchase of new services from us or decline to renew expiring leases, any of which could have an adverse effect on our business, financial condition and results of operations.

Additionally, if any customer becomes a debtor in a case under the U.S. Bankruptcy Code, applicable bankruptcy laws may limit our ability to terminate our contract with such customer solely because of the bankruptcy or recover any amounts owed to us under our agreements with such customer. In addition, applicable bankruptcy laws could allow the customer to reject and terminate its agreement with us, with limited ability for us to collect the full amount of our damages. Our business, including our revenue and cash available to service our indebtedness, could be adversely affected if any of our significant customers were to become bankrupt or insolvent.

A significant percentage of our customer leases expire each year or are on a month-to-month basis, and most of our leases contain early termination provisions. If leases with our customers are not renewed on the same or more favorable terms or are terminated early by our customers, our business, financial condition and results of operations could be substantially harmed.

Our customers may not renew their leases following expiration. This risk is increased by the significant percentage of our customer leases that expire every year. As of March 31, 2013, leases representing 37%, 13% and 16% of the annualized rent for our portfolio will expire during 2013, 2014 and 2015, respectively, and an additional 5% of the annualized rent for our portfolio was from month-to-month leases. While historically we have retained a significant number of our customers, including those leasing from us on a month-to-month basis, upon expiration our customers may elect not to renew their leases or renew their leases at lower rates, for fewer services or for shorter terms. If we are unable to successfully renew or continue our customer leases on the same or more favorable terms or subsequently re-lease available data center space when such leases expire, our business, financial condition and results of operations could be adversely affected.

In addition, most of our leases contain early termination provisions that allow our customers to reduce the term of their leases subject to payment of an early termination charge that is often a specified portion of the remaining rent payable on such leases. Leases representing approximately 21% of our annualized rent as of March 31, 2013 require payment of less than 50% of the remaining rental payment due on the applicable lease. The exercise by customers of early termination options could have an adverse effect on our business, financial condition and results of operations. See “Business and Properties—Lease Expirations.”

We generate a substantial portion of our revenue by servicing a limited geographic area, which makes us more susceptible to regional economic downturns.

Our portfolio of properties consists primarily of data centers geographically concentrated in cities in Ohio and Texas. These markets comprised 38% and 59%, respectively, of our annualized rent as of March 31, 2013. As such, we are susceptible to local economic conditions and the supply of, and demand for, data center space in these markets. If there is a downturn in the economy, a natural disaster or an oversupply of, or decrease in demand for, data centers in these markets, our business could be adversely affected to a greater extent than if we owned a real estate portfolio that was more diversified in terms of both geography and industry focus.

Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our ability to provide sufficient electrical power.

Customers are increasing their use of high-density electrical power equipment in our data centers, which has significantly increased the demand for power. As current and future customers increase their power footprint in our facilities over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within our existing facilities. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers.

We do not own all of the buildings in which our data centers are located. Instead, we lease or sublease certain of our data center spaces and the ability to retain these leases or subleases could be a significant risk to our ongoing operations.

We do not own 14 buildings that account for approximately 600,000 NRSF, or approximately 36% of our total operating NRSF. These leased buildings accounted for 37% of our total annualized rent as of March 31, 2013. Our business could be harmed if we are unable to renew the leases for these data centers on favorable terms or at all. Additionally, in several of our smaller facilities we sublease our space, and our rights under these subleases are dependent on our sublandlord retaining its rights under the prime lease. The weighted average remaining term for such leases and subleases is approximately nine years, or approximately 20 years after giving effect to our contractual renewal rights. When the primary terms of our existing leases expire, we generally have the right to extend the terms of our leases for one or more renewal periods, subject to, in the case of several of our subleases, our sublandlord renewing its term under the prime lease. For four of these leases and subleases, the renewal rent will be determined based on the fair market value of rental rates for the property, and the then prevailing rental rates may be higher than the current rental rates under the applicable lease. The rent for the remaining leases and subleases will be based on a fixed percentage increase over the base rent during the year immediately prior to expiration. Several of our data centers are leased or subleased from other data center companies, which may increase our risk of non-renewal or renewal on less than favorable terms. If renewal rates are less favorable than those we currently have, we may be required to increase revenues within existing data centers to offset such increase in lease payments. Failure to increase revenues to sufficiently offset these projected higher costs would adversely impact our operating income. Upon the end of our renewal options, we would have to renegotiate our lease terms with the applicable landlords. See “Business and Properties—Facility Leasing Arrangements.”

Additionally, if we are unable to renew the lease at any of our data centers, we could lose customers due to the disruptions in their operations caused by the relocation. We could also lose those customers that choose our data centers based on their locations. In addition, it is not typical for us to relocate data center infrastructure equipment, such as generators, power distribution units and cooling units, from their initial installation. The costs of relocating such equipment to a different data centers could be prohibitive and, as such, we could lose the value of this equipment. For these reasons, any lease that cannot be renewed could adversely affect our business, financial condition and results of operations.

Any losses to our properties that are not covered by insurance, or that exceed our policy coverage limits, could adversely affect our business, financial condition and results of operations.

The properties in our portfolio are subject to casualty risks, including from causes related to riots, war, terrorism or acts of God. For example, our properties located in Texas are generally subject to risks related to tropical storms, hurricanes and other severe weather and floods, and our properties located in the Midwest are generally subject to risks related to earthquakes, tornados and other severe weather. While we carry commercial liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy, the amount of insurance coverage may not be sufficient to fully cover the losses we suffer.

If we experience a loss that is uninsured or that exceeds our policy coverage limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties were subject to recourse indebtedness, we could continue to be liable for the indebtedness even if these properties were irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of our business caused by a casualty event may result in the loss of business or customers. The business interruption insurance we carry may not fully compensate us for the loss of business or customers due to an interruption caused by a casualty event.

A disruption in the financial markets may make it more difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer’s ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could adversely affect our business, financial condition and results of operations.

Our properties may not be adequately covered by title insurance.

We generally intend to seek title insurance policies on material properties of our portfolio, and we are obligated to have title insurance policies in connection with our revolving credit facility. Any title insurance coverage we do obtain may not insure certain properties. We do not intend to increase our title insurance coverage if the market value of our portfolio increases. A failure to obtain title insurance in sufficient amounts could adversely affect our business, financial condition and results of operations.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenues and harm our brand and reputation.

Our business depends on providing customers with a highly reliable data center environment. We may fail to provide such service as a result of numerous factors, including:

•	human error;

•	unexpected equipment failure;

•	power loss or telecommunications failures;

•	improper building maintenance by our landlords in the buildings that we lease;

•	physical or electronic security breaches;

•	fire, tropical storm, hurricane, tornado, flood, earthquake and other natural disasters;

•	water damage;

•	war, terrorism and any related conflicts or similar events worldwide; and

•	sabotage and vandalism.

Problems at one or more of our data centers, whether or not within our control, could result in service interruptions or equipment damage. Substantially all of our leases include terms requiring us to meet certain service level commitments primarily in terms of electrical output to, and maintenance of environmental conditions in, the data center raised floor space leased by customers. Any failure to meet these commitments or any equipment damage in our data centers, including as a result of mechanical failure, power outage, human error on our part or other reasons, could subject us to liability under our lease terms, including service level credits against customer rent payments, or, in certain cases of repeated failures, the right by the customer to terminate the lease. For example, although our data center facilities are engineered to reliably power and cool our customers’ computing equipment, it is possible that an outage could adversely affect a facility’s power and cooling capabilities. Depending on the frequency and duration of these outages, the affected customers may have the right to terminate their lease, which could have a negative impact on our business. We may also be required to expend significant financial resources to protect against physical or cyber security breaches that could result in the misappropriation of our proprietary information or the information of our customers. We may not be able to implement security measures in a timely manner or, if and when implemented, these measures might be circumvented. Service interruptions, equipment failures or security breaches may also expose us to additional legal liability and damage our brand and reputation, and could cause our customers to terminate or not renew their leases. In addition, we may be unable to attract new customers if we have a reputation for significant or frequent service disruptions, equipment failures or physical or cyber security breaches in our data centers. Any such failures could adversely affect our business, financial condition and results of operations.

Our growth depends on the development of our properties and our ability to successfully lease those properties, and any delays or unexpected costs associated with such projects or the ability to lease such properties may harm our growth prospects, future business, financial condition and results of operations.

Our growth depends in part upon successfully developing properties into operating data center space. Current and future development projects will involve substantial planning, allocation of significant company resources and certain risks, including risks related to financing, zoning, regulatory approvals, construction costs and delays. These projects will also require us to carefully select and rely on the experience of one or more general contractors and associated subcontractors during the construction process. Should a general contractor or significant subcontractor experience financial or other problems during the construction process, we could experience significant delays, increased costs to complete the project and other negative impacts to our expected returns.

Site selection is also a critical factor in our expansion plans, and there may not be suitable properties available in our markets at a location that is attractive to our customers and has the necessary combination of access to multiple network providers, a significant supply of electrical power, high ceilings and the ability to sustain heavy floor loading. Furthermore, while we may prefer to locate new data centers adjacent to our existing data centers, we may be limited by the inventory and location of suitable properties.

In addition, in developing new properties, we will be required to secure an adequate supply of power from local utilities, which may include unanticipated costs. For example, we could incur increased costs to develop utility substations on our properties in order to accommodate our power needs. Any inability to secure an appropriate power supply on a timely basis or on acceptable financial terms could adversely affect our ability to develop the property on an economically feasible basis, or at all.

These and other risks could result in delays or increased costs or prevent the completion of our development projects and growth of our business, which could adversely affect our business, financial condition and results of operations.

In addition, we have in the past undertaken development projects prior to obtaining commitments from customers to lease the related data center space. We will likely choose to undertake future development projects under similar terms. Such development involves the risk that we will be unable to attract customers to the relevant properties on a timely basis or at all. If we are unable to attract customers and our properties remain vacant or underutilized for a significant amount of time, our business, financial condition and results of operations could be adversely affected.

We are dependent upon third-party suppliers for power and certain other services, and we are vulnerable to service failures of our third-party suppliers and to price increases by such suppliers.

We rely on third party local utilities to provide power to our data centers. We are therefore subject to an inherent risk that such local utilities may fail to deliver such power in adequate quantities or on a consistent basis, and our recourse against the utility and ability to control such failures may be limited. If power delivered from the local utility is insufficient or interrupted, we would be required to provide power through the operation of our on-site generators, generally at a significantly higher operating cost than we would pay for an equivalent amount of power from the local utility. We may not be able to pass on the higher cost to our customers. In addition, if the generator power were to fail, we would generally be subject to paying service level credits to our customers, who may in certain instances have the right to terminate their leases. Furthermore, any sustained loss of power could reduce the confidence of our customers in our services thereby impairing our ability to attract and retain customers, which would adversely affect both our ability to generate revenues and our results of operations.

In addition, even when power supplies are adequate, we may be subject to pricing risks and unanticipated costs associated with obtaining power from various utility companies. While we actively seek to lock-in utility rates, many factors beyond our control may increase the rate charged by the local utility. For instance, municipal utilities in areas experiencing financial distress may increase rates to compensate for financial shortfalls unrelated to either the cost of production or the demand for electricity. Utilities may be dependent on, and be sensitive to price increases for, a particular type of fuel, such as coal, oil or natural gas. In addition, the price of these fuels and the electricity generated from them could increase as a result of proposed legislative measures related to climate change or efforts to regulate carbon emissions. In any of these cases, increases in the cost of power at any of our data centers could put those locations at a competitive disadvantage relative to data centers served by utilities that can provide less expensive power. These pricing risks are particularly acute with respect to our customer leases that are structured on a full-service gross basis, where the customer pays a fixed amount for both colocation rental and power. Our business, financial condition and results of operations could be adversely affected in the event of an increase in utility rates under these leases, which, as of March 31, 2013, accounted for approximately 41% of our leased NRSF, because we may be limited in our ability to pass on such costs to these customers.

We depend on third parties to provide network connectivity to the customers in our data centers, and any delays or disruptions in connectivity may adversely affect our business, financial condition and results of operations.

Our customers require connectivity to the fiber networks of multiple third-party telecommunications carriers. In order for us to attract and retain customers, our data centers need to provide sufficient access for customers to connect to those carriers. While we provide space and facilities in our data centers for carriers to locate their equipment and connect customers to their networks, any carrier may elect not to offer its services within our data centers or may elect to discontinue its service. Furthermore, carriers may periodically experience business difficulties which could affect their ability to provide telecommunications services, or the service provided by a carrier may be inadequate or of poor quality. If carriers were to terminate connectivity within our data centers or if connectivity were to be degraded or interrupted, it could put that data center at a competitive disadvantage versus a competitor’s data center that does provide adequate connectivity. A material loss of adequate third-party connectivity could have an adverse effect on the businesses of our customers and, in turn, our own results of operations and cash flow.

Furthermore, each new data center that we develop requires significant amounts of capital to be expended by third-party telecommunications carriers for the construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our data centers is complex and involves factors outside of our control, including regulatory requirements, the availability of construction resources and the sufficiency of such third-party telecommunications carriers’ financial resources to fund the construction. If the establishment of highly diverse network connectivity to our data centers does not occur, is materially delayed, is discontinued or is subject to failure, our ability to attract new customers or retain existing customers may be negatively affected and, as a result our results of operations and cash flow may be adversely affected. Any hardware or fiber failures on this network may result in significant loss of connectivity to our data centers, which could negatively affect our ability to attract new customers or retain existing customers.

The loss of access to key third-party technical service providers and suppliers could adversely affect our current and any future development projects.

Our success depends, to a significant degree, on having timely access to certain key third-party technical personnel who are in limited supply and great demand, such as engineering firms and construction contractors capable of developing our properties, and to key suppliers of electrical and mechanical equipment that complement the design of our data center facilities. For any future development projects, we will continue to rely on these personnel and suppliers to develop data centers. Competition for such technical expertise is intense, and there are a limited number of electrical and mechanical equipment suppliers that design and produce the equipment that we require. We may not always have or retain access to such key service providers and equipment suppliers, which could adversely affect our current and any future development projects.

The long sales cycle for data center services may adversely affect our business, financial condition and results of operations.

A customer’s decision to lease space in one of our data centers and to purchase additional services typically involves a significant commitment of resources, significant contract negotiations regarding the service level commitments, and significant due diligence on the part of the customer regarding the adequacy of our facilities, including the adequacy of carrier connections. As a result, the sale of data center space has a long sales cycle. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that may not result in revenue. Our inability to adequately manage the risks associated with the data center sales cycle may adversely affect our business, financial condition and results of operations.

Our international activities are subject to special risks different from those faced by us in the United States, and we may not be able to effectively manage our international business.

Our operations are primarily based in the United States with a more limited presence in the United Kingdom and Southeast Asia. Expanding our international operations involves risks not generally associated with investments in the United States, including:

•	our limited knowledge of and relationships with sellers, customers, contractors, suppliers or other parties in these markets;

•	complexity and costs associated with staffing and managing international development and operations;

•	difficulty in hiring qualified management, sales and construction personnel and service providers in a timely fashion;

•	problems securing and maintaining the necessary physical and telecommunications infrastructure;

•	multiple, conflicting and changing legal, regulatory, entitlement and permitting, and tax and treaty environments with which we have limited familiarity;

•	exposure to increased taxation, confiscation or expropriation;

•	fluctuations in foreign currency exchange rates, currency transfer restrictions and limitations on our ability to distribute cash earned in foreign jurisdictions to the United States;

•	longer payment cycles and problems collecting accounts receivable;

•	laws and regulations on content distributed over the Internet that are more restrictive than those in the United States;

•

difficulty in enforcing agreements in non-U.S. jurisdictions, including those entered into in connection with our acquisitions or in the event of a default by one or more of our customers, suppliers or contractors;

•	political and economic instability, including sovereign credit risk, in certain geographic regions; and

•	exposure to restrictive foreign labor law practices.

Our inability to overcome these risks could adversely affect our foreign operations and growth prospects and could harm our business, financial condition and results of operations.

We may be unable to identify and complete acquisitions and successfully operate acquired properties.

We continually evaluate the market for available properties and may acquire data centers or properties suited for data center development when opportunities exist. Our ability to acquire properties on favorable terms and successfully develop and operate them involves significant risks, including:

•	we may be unable to acquire a desired property because of competition from other data center companies or real estate investors with more capital;

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price of such property;

•	we may be unable to realize the intended benefits from acquisitions or achieve anticipated operating or financial results;

•	we may be unable to finance the acquisition on favorable terms or at all;

•	we may underestimate the costs to make necessary improvements to acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions into our existing operations resulting in disruptions to our operations or the diversion of our management’s attention;

•	acquired properties may be subject to reassessment, which may result in higher than expected tax payments;

•	we may not be able to access sufficient power on favorable terms or at all; and

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates.

If we are unable to successfully acquire, develop and operate data center properties, our ability to grow our business, compete and meet market expectations will be significantly impaired.

Our customers may choose to develop new data centers or expand their own existing data centers, which could result in the loss of one or more key customers or reduce demand for our newly developed data centers.

In the future, our customers may choose to develop new data centers or expand or consolidate into their existing data centers that we do not own. In the event that any of our key customers were to do so, it could result in a loss of business to us or put pressure on our pricing. If we lose a customer, we cannot assure you that we would be able to replace that customer at a competitive rate or at all, which could adversely affect our business, financial condition and results of operations.

A decrease in the demand for data center space could adversely affect our business, financial condition and results of operations.

Our portfolio of properties consists primarily of data center space. A decrease in the demand for data center space would have a greater adverse effect on our business, financial condition and results of operations than if we owned a portfolio with a more diversified customer base or less specialized use. Adverse developments in the outsourced data center space industry could lead to reduced corporate IT spending or reduced demand for outsourced data center space. Changes in industry practice or in technology, such as server virtualization technology, more efficient or miniaturization of computing or networking devices, or devices that require higher power densities than today’s devices, could also reduce demand for the physical data center space we provide or make the customer improvements in our facilities obsolete or in need of significant upgrades to remain viable.

We may have difficulty managing our growth.

We have significantly and rapidly expanded the size of our Company. For example, we increased our footprint by 39% from approximately 1,240,000 NRSF at the beginning of 2011 to approximately 1,716,000 NRSF by December 31, 2012. Our growth may significantly strain our management, operational and financial resources and systems. An inability to manage our growth effectively or the increased strain on our management, our resources and systems could materially adversely affect our business, financial condition and results of operations.

To fund our growth strategy and refinance our indebtedness, we depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

In order to maintain its qualification as a REIT, CyrusOne is required under the Code, among other things, to distribute at least 90% of its REIT taxable income annually, determined without regard to the dividends paid deduction and excluding any net capital gains. Even if CyrusOne maintains its qualification as a REIT, it will be subject to U.S. federal income tax at regular corporate rates to the extent that it distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, as well as U.S. federal income tax at regular corporate rates for income recognized by its taxable REIT subsidiaries (each a, “TRS”). Because of these distribution requirements, we will likely not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party capital markets sources for debt or equity financing to fund our growth strategy. In addition, we may need third-party capital markets sources to refinance our indebtedness at maturity. Continued or increased turbulence in the U.S., European and other international financial markets and economies may adversely affect our ability to replace or renew maturing liabilities on a timely basis, access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our business, financial condition and results of operations. As such, we may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital also depends, in part, on:

•	the market’s perception of our growth potential;

•	our then-current debt levels;

•	our historical and expected future earnings, cash flow and cash distributions; and

•	the market price per share of CyrusOne’s common stock.

In addition, our ability to access additional capital may be limited by the terms of our then-existing indebtedness which may restrict our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt at maturity, which could adversely affect our business, financial condition and results of operations.

We may become subject to litigation or threatened litigation which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business, including as a result of any breach in our security systems or downtime in our critical electrical and cooling systems. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

We could incur significant costs related to environmental matters.

We are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous materials, the cleanup of contaminated sites and health and safety matters. We could incur significant costs, including fines, penalties and other sanctions, cleanup costs and third-party claims for property damages or personal injuries, as a result of violations of or liabilities under environmental laws and regulations. Some environmental laws impose liability on current owners or operators of property regardless of fault or the lawfulness of past disposal activities. For example, many of our sites contain above ground fuel storage tanks and, in some cases, currently contain or formerly contained underground fuel storage tanks, for back-up generator use. Some of our sites also have a history of previous commercial operations. We also may acquire or develop sites in the future with unknown environmental conditions from historical operations. Although we are not aware of any sites at which we currently have material remedial obligations, the imposition of remedial obligations as a result of spills or the discovery of contaminants in the future could result in significant additional costs. We also could incur significant costs complying with current environmental laws or regulations or those that are promulgated in the future.

We may be adversely affected by regulations related to climate change.

If we, or other companies with which we do business, become subject to existing or future laws and regulations related to climate change, our business could be impacted adversely. For example, in the normal course of business, we enter into agreements with providers of electric power for our data centers, and the costs of electric power comprise a significant component of our operating expenses. Changes in regulations that affect electric power providers, such as regulations related to the control of greenhouse gas emissions or other climate change related matters, could adversely affect the costs of electric power and increase our operating costs and may adversely affect our business, financial condition and results of operations or those of our customers.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we have acquired or may acquire in the future, including the properties contributed to us by CBI, may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers or CBI. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of customers, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification (including the indemnification by CBI) is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition and results of operations. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

CyrusOne has no operating history as a REIT or an independent public company, and its inexperience may impede its ability to successfully manage its business or implement effective internal controls.

CyrusOne has no operating history as a REIT. Similarly, while CyrusOne formerly operated as a subsidiary of a public company, and key members of its management team have served in leadership roles of public companies, it has no operating history as an independent public company. We cannot assure you that CyrusOne’s past experience will be sufficient to successfully operate itself as a REIT or an independent public company. Even though CyrusOne is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and therefore may take advantage of various exemptions to public reporting requirements (see “—CyrusOne is an ‘emerging growth company,’ and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will have a negative impact on potential investors”), it will still be required to implement substantial control systems and procedures in order to maintain its qualification as a REIT, satisfy its periodic and current reporting requirements under applicable SEC regulations and comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall

Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) and NASDAQ Global Select Market listing standards. As a result, it will incur significant legal, accounting and other expenses that it has not previously incurred, particularly after it is no longer an “emerging growth company,” and its management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a publicly traded REIT. These costs and time commitments could be substantially more than we currently expect. Therefore, CyrusOne’s historical financial statements may not be indicative of future costs and performance as a stand-alone company. If CyrusOne’s finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being an independent public company, the quality and timeliness of its financial reporting may suffer, and it could experience significant deficiencies or material weaknesses in disclosure controls and procedures or internal control over financial reporting.

In CyrusOne’s Form S-11 filings a significant deficiency, as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, related to CyrusOne’s internal control over financial reporting, was identified. This significant deficiency related to IT controls over change management process and logical access to general ledger system. Measures were taken to remediate the significant deficiency. As of December 31, 2012, these measures have been fully implemented, and CyrusOne has concluded that these deficiencies have been fully remediated.

An inability to establish effective disclosure controls and procedures and internal control over financial reporting or remediate deficiencies could cause CyrusOne to fail to meet its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or result in material weaknesses, material misstatements or omissions in its Exchange Act reports, any of which could cause investors to lose confidence in our company and could adversely affect our business, financial condition and results of operations and the trading price of CyrusOne’s common stock.

We face significant competition and may be unable to lease vacant space, renew existing leases or re-lease space as leases expire, which may adversely affect our business, financial condition and results of operations.

We compete with numerous developers, owners and operators of technology-related real estate and data centers, many of which own properties similar to ours in the same markets, as well as various other public and privately held companies that may provide data center colocation as part of a more expansive managed services offering, and local developers. In addition, we may face competition from new entrants into the data center market. Some of our competitors may have significant advantages over us, including greater name recognition, longer operating histories, lower operating costs, pre-existing relationships with current or potential customers, greater financial, marketing and other resources, and access to less expensive power. These advantages could allow our competitors to respond more quickly to strategic opportunities or changes in our industries or markets. If our competitors offer data center space that our existing or potential customers perceive to be superior to ours based on numerous factors, including power, security considerations, location or network connectivity, or if they offer rental rates below our or current market rates, we may lose existing or potential customers, incur costs to improve our properties or be forced to reduce our rental rates.

The loss of any of our key personnel, including our executive officers or key sales associates, could adversely affect our business, financial condition and results of operations.

Our success will continue to depend to a significant extent on our executive officers and key sales associates. Each of our executive officers has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential customers and industry personnel. The loss of key sales associates could hinder our ability to continue to benefit from existing and potential customers. We cannot provide any assurance that we will be able to retain our current executive officers or key sales associates. The loss of any of these individuals could adversely affect our business, financial condition and results of operations.

Our data center infrastructure may become obsolete, and we may not be able to upgrade our power and cooling systems cost-effectively, or at all.

The markets for the data centers we own and operate, as well as the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. Our data center infrastructure may become obsolete due to the development of new systems to deliver power to or eliminate heat from the servers that we house. Additionally, our data center infrastructure could become obsolete as a result of the development of new server technology that does not require the levels of critical load and heat removal that our facilities are designed to provide and could be run less expensively on a different platform. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. The obsolescence of our power and cooling systems could have a material negative impact on our business, financial condition and results of operations.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review each of our properties for indicators that its carrying amount may not be recoverable. Examples of such indicators may include a significant decrease in market price, a significant adverse change in the extent or manner the property is being used or in its physical condition, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development, or a history of operating or cash flow losses. When such impairment indicators exist, we review an estimate of the future undiscounted net cash flows (excluding interest charges) expected to result from the real estate investment’s use and eventual disposition and compare to the carrying value of the property. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our future undiscounted net cash flow evaluation indicates that we are unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to re-evaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our business, financial condition and results of operations.

CyrusOne is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will have a negative impact on potential investors.

CyrusOne is an “emerging growth company” as defined in the JOBS Act. CyrusOne will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which its total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of CyrusOne’s initial offering, (iii) the date on which it has, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which it is deemed to be a “large accelerated filer” under the Exchange Act. CyrusOne may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if CyrusOne’s reliance on these exemptions will have a negative impact on potential investors.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to service our indebtedness, including the Notes depends on our ability to generate revenues in excess of expenses, and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution to you and the value of our properties. These events include:

•	local oversupply, increased competition or reduction in demand for technology-related space;

•	inability to collect rent from customers;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs to the extent not paid for by our customers;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments, especially the specialized real estate properties that we hold and seek to acquire and develop; and

•	changing submarket demographics.

Illiquidity of real estate investments, particularly our data centers, could significantly impede our ability to respond to adverse changes in the performance of our properties, which could harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to adverse changes in the real estate market or in the performance of such properties may be limited, thus harming our financial condition. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and costs of compliance therewith;

•	the ongoing cost of capital improvements that are not passed on to our customers, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, acts of war, terrorism and natural disasters, including fires, earthquakes, tropical storms, hurricanes, and floods, which may result in uninsured and underinsured losses.

The risks associated with the illiquidity of real estate investments are even greater for our data center properties. Our data centers are highly specialized real estate assets containing extensive electrical and mechanical systems that are uniquely designed to house and maintain our customers’ equipment, and, as such, have little, if any, traditional office space. As a result, most of our data centers are not suited for use by customers as anything other than as data centers and major renovations and expenditures would be required in order for us to re-lease data center space for more traditional commercial or industrial uses, or for us to sell a property to a buyer for use other than as a data center.

Risks Related to Our Organizational Structure

As of May 1, 2013 CBI owned 8.5% of CyrusOne’s outstanding shares of common stock and a majority of our operating partnership units and has the right to nominate three CyrusOne directors. CBI’s interests may differ from or conflict with the interests of the noteholders.

As of May 1, 2013 CBI owned 8.5% of CyrusOne’s outstanding shares of common stock and 66.1% of the operating partnership’s outstanding operating partnership units, which, if exchanged for shares of CyrusOne’s common stock, would represent an additional approximately 60.4% interest in CyrusOne’s common stock. In general, CBI’s interest in the operating partnership will entitle it to share in cash distributions from, and in the profits and losses of, the operating partnership in proportion to its percentage ownership. In addition, the operating partnership agreement of CyrusOne LP grants CBI the right to nominate (i) if there is an even number of directors, 50% of the number of directors minus one; or (ii) if there is an odd number of directors, 50% of the number of directors minus 0.5. If, in connection with a redemption request, a significant portion of CBI’s operating partnership units are exchanged for shares of CyrusOne’s common stock, CBI could have the ability to elect a majority of CyrusOne’s directors.

Pursuant to the terms of the operating partnership agreement of CyrusOne LP, subject to certain exceptions, as long as CBI and entities controlled by CBI own at least 20% of the outstanding operating partnership units of CyrusOne LP, CBI’s consent will be required in order for the general partner to undertake certain actions, including: amending or terminating the partnership agreement of CyrusOne LP, transferring its general partnership interest or admitting an additional or successor general partner, withdrawing as a general partner, approving on behalf of CyrusOne LP a general assignment for the benefit of creditors or instituting a proceeding for bankruptcy by CyrusOne LP, or approving on behalf of CyrusOne LP a merger, consolidation or certain other change of control transactions.

As a result, CBI has the ability to exercise significant influence over our company, including with respect to decisions relating to our capital structure, issuing additional shares of CyrusOne’s common stock or other equity securities, making distributions, incurring additional debt, making acquisitions, selling properties or other assets, merging with other companies and undertaking other extraordinary transactions. In any of these matters, the interests of CBI may differ from or conflict with the interests of the noteholders.

The Chairman of CyrusOne’s board of directors is also the former President and Chief Executive Officer and is the current Vice Chairman of the Board of Directors of CBI. In addition, the ownership by directors and executive officers of CyrusOne of common stock of CBI, options and other instruments, the value of which is related to the value of common stock of CBI, which could create, or appear to create, conflicts of interest that could result in our not acting on opportunities on which we would otherwise act.

The Chairman of CyrusOne’s board of directors is the former President and Chief Executive Officer and is the current Vice Chairman of the board of directors of CBI. In addition, CyrusOne’s directors and executive officers own a substantial amount of CBI common stock, options and other instruments, the value of which is related to the value of common stock of CBI. The direct and indirect interests of CyrusOne’s directors and executive officers in common stock of CBI, and us, could create, or appear to create, conflicts of interest with respect to decisions involving both CyrusOne and CBI that could have different implications for CBI than they do for us. These decisions could, for example, relate to:

•	disagreement over corporate opportunities;

•	competition between CBI and us;

•	management stock ownership;

•	employee retention or recruiting;

•	CyrusOne’s distribution policy; and

•	the services and arrangements from which we benefit as a result of our relationship with CBI.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with CBI in the future, or if CBI decides to compete with us in any of our product categories. CyrusOne’s directors and executive officers who have interests in both CBI and us may also face conflicts of interest with regard to the allocation of their time between CBI and us.

As a result of any such conflicts of interest, we may be precluded from certain opportunities on which we would otherwise act, including growth opportunities, which may negatively affect our business, financial condition and results of operations.

We assumed liabilities in connection with the formation transactions, including unknown liabilities.

As part of the formation transactions, we assumed existing liabilities of the data center business of CBI, including, but not limited to, liabilities in connection with our properties, some of which may be unknown or unquantifiable. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with the entities, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. In connection with the formation transactions, the Contributors have made certain limited representations and warranties to us regarding potential material adverse impacts on the properties and entities acquired by us in the formation transactions and agreed to indemnify us with respect to claims for breaches of those representations and warranties brought by us within one year of the completion of the formation transactions. However, such indemnification generally is limited to 10% of the consideration paid to CBI and its affiliates in the formation transactions and, with respect to issues at any particular property, 10% of the consideration paid to CBI and its affiliates with respect to such property, and is subject to a 1% deductible. Accordingly, such indemnification may not be sufficient to cover all liabilities assumed, and we are not entitled to indemnification from any other sources in connection with the formation transactions. In addition, because many liabilities, including tax liabilities, may not be identified within such period, we may have no recourse against the Contributors for these liabilities.

Risks Related to Status as a REIT

If CyrusOne does not qualify as a REIT or fails to remain qualified as a REIT, it will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which could adversely affect our ability to raise capital or service the Notes.

We intend to continue to operate in a manner that will allow CyrusOne to qualify as a REIT commencing with its taxable year ending December 31, 2013. We have received an opinion of our special REIT tax counsel (“Special Tax Counsel”), with respect to CyrusOne’s qualification as a REIT in connection with CyrusOne’s initial public offering. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or any court. The opinion of Special Tax Counsel represents only the view of Special Tax Counsel based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued. Special Tax Counsel will have no obligation to advise us or the holders of CyrusOne’s common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Special Tax Counsel and CyrusOne’s qualification as a REIT will depend on its satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Special Tax Counsel.

We have received a private letter ruling from the IRS with respect to certain issues relevant to CyrusOne’s qualification as a REIT. In general, the ruling provides, subject to the terms and conditions contained therein, that certain structural components of our properties (e.g., relating to the provision of electricity, heating, ventilation and air conditioning, regulation of humidity, security and fire protection, and telecommunication services) and intangible assets, and certain services that we or CBI may provide, directly or through subsidiaries, to our tenants, will not adversely affect CyrusOne’s qualification as a REIT. Although CyrusOne may generally rely upon the ruling, no assurance can be given that the IRS will not challenge CyrusOne’s qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

If CyrusOne were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and dividends paid to CyrusOne’s stockholders would not be deductible by CyrusOne in computing its taxable income. Such events could adversely affect our ability to raise capital or service the Notes.

REIT distribution requirements could adversely affect our ability to execute our business plan.

CyrusOne generally must distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for it to qualify as a REIT (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that it distributes. To the extent that CyrusOne satisfies this distribution requirement and qualifies for taxation as a REIT but distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, CyrusOne will be subject to U.S. federal corporate income tax on its undistributed net taxable income. In addition, CyrusOne will be subject to a 4% nondeductible excise tax if the actual amount that it distributes to its stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. CyrusOne intends to make distributions to its stockholders to comply with the REIT requirements of the Code.

From time to time, CyrusOne may generate taxable income greater than its cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If CyrusOne does not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable CyrusOne to pay out enough of its taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow.

Even if CyrusOne remains qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if CyrusOne remains qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. For example, in order to meet the REIT qualification requirements, we may hold some of our assets or conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to federal, state, and local corporate-level income taxes as regular C corporations. In addition, CyrusOne may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s length basis. Any of these taxes could decrease cash available to service the Notes.

Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive opportunities.

To qualify as a REIT, CyrusOne must ensure that, at the end of each calendar quarter, at least 75% of the value of its assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of its investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of its total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of its total assets can be represented by securities of one or more TRSs. If CyrusOne fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available to service the Notes.

In addition to the asset tests set forth above, to continue to qualify as a REIT CyrusOne must continually satisfy tests concerning, among other things, the sources of its income, the amounts we distribute to its stockholders and the ownership of its stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for CyrusOne to qualify as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

Complying with the REIT requirements applicable to CyrusOne may limit our ability to hedge effectively, and may result in certain hedging activities being conducted through taxable subsidiaries that give rise to increased tax costs.

Legislative or other actions could have a negative effect on us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect the noteholders or us. We cannot predict how changes in the tax laws might affect the noteholders or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect CyrusOne’s ability to qualify as a REIT or the U.S. federal income tax consequences to us of such qualification.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES FOR CYRUSONE INC. AND CYRUSONE LP

	Succesor(a)	Predecessor(a)		Year ended December 31,
			(a)	(b)	(b)	(b)	(b)	(b)
(dollars in millions)	January 24, 2013 to March 31, 2013	January 1, 2013 to January 23, 2013	2012	2011	2010	2009	2008	2007
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests/minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges*	$7.5	$(16.8)	$19.9	$39.4	$19.2	$13.5	$7.5	$5.0

Fixed charges:
Interest expensed and capitalized	8.7	2.6	44.5	35.5	12.0	3.4	2.1	1.9
Appropriate portion of rentals	1.5	0.5	2.9	2.4	1.2	0.3	0.2	0.1

Total fixed charges	10.2	3.1	47.4	37.9	13.2	3.7	2.3	2.0

Ratio of earnings to fixed charges(c)(d)(e)	—	—	—	1.0	1.5	3.6	3.2	2.5

*	Earnings used in computing the ratio of earnings to combined fixed charges consists of income from continuing operations before income taxes, adjustment for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.
(a)	Consolidated results for the period ended January 24, 2013 to March 31, 2013 and the combined results for the period ended January 1, 2013 to January 23, 2013 and the year ended December 31, 2012 are the same for both CyrusOne Inc. and CyrusOne LP.
(b)	Periods represent results of the Predecessor on a “carved-out basis” from CBI for all respective periods.
(c)	For the period ended March 31, 2013 (January 24, 2013 to March 31, 2013), earnings were insufficient to cover fixed charges by $2.7 million.
(d)	For the period ended January 23, 2013 (January 1, 2013 to January 23, 2013), earnings were insufficient to cover fixed charges by $19.9 million.
(e)	For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $27.5 million.

USE OF PROCEEDS

This Exchange Offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the Original Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes in connection with this Exchange Offer.

In consideration for issuing the Exchange Notes as contemplated by this prospectus, we will receive the Original Notes in like principal amount. The Original Notes surrendered and exchanged for the Exchange Notes will be retired and canceled and cannot be reissued.

SELECTED FINANCIAL INFORMATION AND OTHER DATA OF CYRUSONE INC. AND CYRUSONE LP

The following table sets forth selected financial and operating data of CyrusOne Inc. and CyrusOne LP. As of May 1, 2013, CyrusOne owned approximately 32.9% of the outstanding partnership units of CyrusOne LP, and 100% of the outstanding interests of CyrusOne GP, CyrusOne LP’s general partner. Substantially all of CyrusOne’s business is conducted through, and all of CyrusOne’s interests in property are held by or through, CyrusOne LP. The financial information for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 represents information of the Predecessor, which is the same information for CyrusOne Inc. and CyrusOne LP for the periods presented, unless otherwise noted.

Prior to CyrusOne’s initial public offering on January 24, 2013, our company operated as a wholly owned subsidiary of CBI. CBI has operated its Cincinnati-based data center business for over 10 years; in addition, it acquired GramTel, a data center operator in South Bend, Indiana and Chicago, Illinois, for approximately $20 million in December 2007; and it acquired Cyrus Networks, a data center operator based in Texas, for approximately $526 million, net of cash acquired, in June 2010. As part of the formation transactions completed on November 20, 2012, certain subsidiaries of CBI contributed these assets and operations to the operating partnership.

The financial information as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 has been derived from the audited combined financial statements included elsewhere in this prospectus. The historical financial information as of December 31, 2010, 2009 and 2008, and for the years ended December 31, 2009, and 2008 has been derived from the Predecessor’s financial statements not included in this prospectus. The condensed consolidated financial information for the period ended (a) March 31, 2013 (January 24, 2013 to March 31, 2013), the combined financial information for the period ended (b) January 23, 2013 (January 1, 2013 to January 23, 2013) and (c) March 31, 2012 were derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus, which contain all normal recurring adjustments necessary, in the opinion of management, to summarize the financial position and results for the periods presented. The financial statements for the period prior to CyrusOne’s initial public offering on January 24, 2013 are deemed to be the financial statements of the Predecessor and for the periods subsequent to January 24, 2013 are deemed to be the financial statements of the “Successor” company. The results for the interim periods shown are not necessarily indicative of future financial results.

You should read the following selected financial data in conjunction with our unaudited condensed consolidated financial statements and the related notes, our combined historical financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Three Months ended March 31,			Year ended December 31,
	2013		2012
	Successor	Predecessor	Predecessor
	January 24, 2013 to March 31, 2013	January 1, 2013 to January 23, 2013	Three Months Ended, March 31, 2012
(dollars in millions)				2012(l)	2011	2010(a)	2009	2008
Statement of Operations Data:
Revenue	$45.0	$15.1	$52.1	$220.8	$181.7	$127.5	$74.1	$56.1

Costs and expenses:
Property operating expenses	15.3	4.8	17.3	76.0	58.2	43.9	31.0	24.9
Sales and marketing	2.1	0.7	1.8	9.7	9.1	6.8	5.1	3.7
General and administrative	5.4	1.5	4.5	20.7	12.5	7.0	4.2	7.3
Depreciation and amortization	16.4	5.3	16.4	73.4	55.5	36.2	18.0	11.4
Transaction costs(b)	—	0.1	—	5.7	2.6	9.0	—	—
Management fees charged by CBI(c)	—	—	0.7	2.5	2.3	3.6	1.5	1.3
Loss on sale of receivables to affiliate(d)	—	—	1.2	3.2	3.5	1.8	1.2	0.2
Restructuring costs(e)	—	—	—	—	—	1.4	—	—
Asset impairments(f)	—	—	—	13.3	—	—	—	—

Operating income (loss)	5.8	(17.3)	10.2	16.3	38.0	17.8	13.1	7.3
Interest expense	8.4	2.5	10.3	41.8	32.9	11.5	3.1	1.5
Loss on extinguishment of debt(g)	—	—	—	—	1.4	—	—	—
Income tax expense (benefit)	0.2	0.4	0.6	(5.1)	2.2	2.7	3.9	2.3

(Loss) income from continuing operations	(2.8)	(20.2)	(0.7)	(20.4)	1.5	3.6	6.1	3.5
(Gain) loss on sale of real estate improvements(h)	—	—	—	(0.1)	—	0.1	—	—

Net (loss) income	$(2.8)	$(20.2)	$(0.7)	$(20.3)	$1.5	$3.5	$6.1	$3.5

	Three Months Ended March 31,	Year ended December 31,
(dollars in millions)	2013	2012(l)	2011	2010(a)	2009	2008
	Successor
Balance Sheet Data (at period end):
Investment in real estate, net	$754.3	$706.9	$529.0	$403.7	$248.7	$236.2
Total assets	1,574.0	1,210.9	954.7	862.3	279.6	270.7
Debt (i)	556.0	557.2	523.1	452.0	69.7	64.4
Other financing arrangements(j)	62.9	60.8	48.2	32.5	—	—
Total equity/Parent’s net investment(k)	332.0	500.1	311.5	317.8	163.4	158.3
Other Financial Data:
Capital expenditures	$52.6	$228.3	$117.5	$29.3	$20.7	$74.5

(a)	In June 2010, the Predecessor completed the acquisition of Cyrus Networks. The results of operations of this business are included in the Predecessor’s results from the acquisition date.
(b)	Represents legal, accounting and consulting fees incurred in connection with the formation transactions, CyrusOne’s qualification as a REIT and completed and potential business combinations. The data for the year ended December 31, 2012 represents information for CyrusOne Inc., and CyrusOne LP.
(c)	Represents management fees charged by CBI for services it provided to the Predecessor including executive management, legal, treasury, human resources, accounting, tax, internal audit and IT services. See Note 14 to our audited combined financial statements included elsewhere in this prospectus.
(d)	Represents the sale by the Predecessor of most of its trade and other accounts receivable to Cincinnati Bell Funding LLC (“CBF”), a bankruptcy-remote subsidiary of CBI, at a 2.5% discount to the receivables’ face value. Effective October 1, 2012, we terminated our participation in this program.

(e)	Represents a restructuring charge recognized in 2010 to terminate a legacy sales commission plan in order to transition to a common plan for all commissioned employees.
(f)	Reflects asset impairments recognized on a customer relationship intangible and property and equipment primarily related to our GramTel acquisition.
(g)	Represents the termination of the financing obligation for one of our facilities by purchasing the property from the former lessor. A loss of $1.4 million was recognized upon the termination of this obligation.
(h)	Represents the (gain) loss that was recognized on the sale of generators in connection with upgrading of the equipment at various data center facilities.
(i)	As of December 31, 2012, debt consists of our $525 million senior notes due 2022 and capital lease obligations. For prior periods, debt reflects related party note payable and capital lease obligations.
(j)	Other financing arrangements represent leases of real estate where we were involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations. For these transactions, at the lease inception date, we recognize arrangements. The fair value of the leased building is recognized as an asset in investment in real estate and as a liability in other financing arrangements.
(k)	Total equity/Parent’s net investment represents CBI’s net investment as of December 31, 2012 in CyrusOne Inc., CyrusOne GP, CyrusOne LP and its subsidiaries. Effective with the completion of CyrusOne Inc.’s IPO on January 24, 2013, CBI’s net investment was converted to noncontrolling interest in CyrusOne LP and CyrusOne Inc. purchased its controlling interest in CyrusOne LP. The Parent’s net investment was converted to Stockholder’s equity and noncontrolling interest which together represent total equity.
(l)	The selected financial data represents information for both CyrusOne Inc. and CyrusOne LP. In 2012, the sole difference in the selected financial data between CyrusOne Inc. and CyrusOne LP was $7.9 million of other assets, $7.1 million of parent’s net investments related to CyrusOne’s initial public offering and $0.8 million of payables related to CyrusOne Inc. There were no differences in the selected financial data between CyrusOne Inc. and CyrusOne LP as of March 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with “Selected Financial Information and Other Data of CyrusOne Inc. and CyrusOne LP,” “Business and Properties” and our combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements.

The combined financial statements included in this prospectus reflect the historical financial position, results of operations and cash flows of CyrusOne and CyrusOne LP for all periods presented. Prior to November 20, 2012, the historical financial statements have been prepared on a “carve-out” basis from CBI’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to the data center business and include allocations of income, expenses, assets and liabilities from CBI. These allocations reflect significant assumptions, and the combined financial statements do not fully reflect what the financial position, results of operations and cash flows would have been had CyrusOne and CyrusOne LP been stand-alone companies during the periods presented. As a result, historical financial information is not necessarily indicative of CyrusOne and CyrusOne LP’s future results of operations, financial position and cash flows. The results of Cyrus Networks are included in these results from the date of its acquisition in June 2010, which affects comparability between periods.

Because we believe that a discussion of the historical results of the newly-formed public company, CyrusOne, and of the newly-formed registrant, CyrusOne LP would not be meaningful on a standalone basis, we have set forth below a discussion of the historical operations of CyrusOne and CyrusOne LP as prepared on a “carve-out” basis from CBI’s consolidated financial statements. Where appropriate, the following discussion includes analysis of the effects of the formation transactions, CyrusOne’s initial public offering and related financing transactions. References to Successor refer to the company on or after January 24, 2013 and references to Predecessor refer to the results prior to January 24, 2013. The related financial statement tables will be presented showing the statements that relate to the Predecessor as well as the Successor. The results of both the Predecessor and Successor are presented separately but will be discussed on a combined basis for comparability purposes.

Overview

Our Company. We are an owner, operator and developer of enterprise-class, carrier-neutral data center properties. Enterprise-class, carrier-neutral data centers are purpose-built facilities with redundant power, cooling and telecommunications systems and that are not network-specific, enabling customer interconnectivity to a range of telecommunications carriers.

We provide mission-critical data center facilities that protect and ensure the continued operation of IT infrastructure for over 500 customers. Our goal is to be the preferred global data center provider to the Fortune 1000. As of March 31, 2013, our customers included nine of the Fortune 20 and 119 of the Fortune 1000 or private or foreign enterprises of equivalent size. These 119 customers provided 76% of our annualized rent as of March 31, 2013. Additionally, as of March 31, 2013, our top 10 customers (including CBI) represented 44% of our annualized rent.

We cultivate long-term strategic relationships with our customers and provide them with solutions for their data center facilities and IT infrastructure challenges. Our offerings provide flexibility, reliability and security and are delivered through a tailored, customer service-focused platform that is designed to foster long-term relationships. We focus on attracting customers that have not historically outsourced their data center needs. We believe our capabilities and reputation for serving the needs of large enterprises will allow us to capitalize on the growing demand for outsourced data center facilities in our markets and in new markets where our customers are located or plan to be located in the future.

Formation and Structure. Our business is comprised of the historical data center activities and holdings of CBI. CBI has operated its Cincinnati-based data center business for over 10 years. In addition, it acquired GramTel, a data center operator in South Bend, Indiana and Chicago, Illinois, for approximately $20 million in December 2007; and it acquired Cyrus Networks, a data center operator based in Texas, for approximately $526 million, net of cash acquired, in June 2010. On November 20, 2012, we closed the formation transactions, which were designed to consolidate the ownership of CBI’s data center properties into our operating partnership, facilitate the offering of the Notes, enable us to raise necessary capital to repay indebtedness owed to CBI prior to this offering and enable CyrusOne to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013.

Our Portfolio. As of March 31, 2013, our property portfolio included 24 operating data centers in ten distinct markets (Austin, Chicago, Cincinnati, Dallas, Houston, London, Phoenix, San Antonio, Singapore and South Bend), collectively providing approximately 1,709,000 NRSF, and powered by approximately 248 MW of utility power. We own ten of the buildings in which our data center facilities are located. We lease the remaining 14 buildings, which account for approximately 600,000 NRSF, or approximately 36% of our total operating NRSF. These leased buildings accounted for 37% of our total annualized rent as of March 31, 2013. We also currently have 242,000 NRSF under development at two data centers in (Houston and Phoenix), and 820,000 NRSF of additional powered shell space under roof and available for development, and approximately 170 acres of land that are available for future data center facility development. Along with our primary product offering, leasing of colocation space, our customers are increasingly interested in ancillary office and other space. We believe our existing operating portfolio and development pipeline will allow us to meet the evolving needs of our existing customers and continue to attract new customers.

Business Model

Revenue Base. As of March 31, 2013, we had over 500 customers, many of which have signed leases for multiple sites and multiple services, amenities and/or features. We generate recurring revenues from leasing colocation space and nonrecurring revenues from the initial installation and set-up of customer equipment. We provide customers with data center services pursuant to leases with a customary initial term of three to five years, and, as of March 31, 2013, our leases had a weighted average of 2.2 years remaining based upon annualized rent. Lease expirations through 2015, excluding month-to-month leases, represent 42% of our total square footage or 66% of our aggregate annualized rent as of March 31, 2013. At the end of the lease term, customers may sign a new lease or automatically renew pursuant to the terms of their lease. The automatic renewal period could be for varying lengths, depending on the terms of the contract, such as for the original lease term, one year or month-to-month. As of March 31, 2013, 3% of the NRSF in our portfolio was subject to month-to-month leases.

Our management team focuses on minimizing recurring rent churn. We define recurring rent churn as any reduction in recurring rent due to customer terminations, net pricing reductions or service reductions as a percentage of the annualized rent at the beginning of the applicable period, excluding any impact from metered power reimbursements. For the three months ended March 31, 2013, our recurring rent churn was 0.4%, or 1.6% annualized, compared to 0.5% for the three months ended March 31, 2012. For the year ended December 31, 2012, our recurring rent churn was 4.6%, which includes the termination of one lease for legacy data center space that had been utilized for over 20 years. The legacy data center space has been decommissioned and is expected to be developed into data center space that we believe will generate higher amounts of revenue than the prior lease. Excluding this lease, the recurring rent churn for the year ended December 31, 2012, was 3.6%. For the year ended December 31, 2011, we experienced a recurring rent churn of 3%, approximately half of which was attributable to customers that ceased using our facilities.

Costs and expenses. Our property operating expenses generally consist of electricity (including the cost to power data center equipment), salaries and benefits of data center operations personnel, real estate taxes, security, rent, insurance and other site operating and maintenance costs. Our property operating expenses are expected to increase as we expand our existing data center facilities and develop new facilities.

Our sales and marketing expenses consist of salaries and benefits of our sales personnel, marketing and advertising costs. Prior to January 1, 2011, sales and marketing expenses also included sales commissions for sales personnel for a legacy plan that paid commissions as a percentage of monthly recurring revenue. This plan was terminated effective December 31, 2010, in order to transition to a common plan that pays commissions at lease inception. Our sales and marketing expenses are expected to increase as our business continues to grow.

General and administrative expenses consist of salaries and benefits of senior management and support functions, legal costs and consulting costs. These costs are expected to increase in the near term as we augment our team and back office infrastructure, including IT systems, to support the growth and expansion of our business. In addition, we expect to incur additional compensation, legal, accounting, board fees and other governance costs to operate as an independent public company subject to the reporting and compliance requirements of the SEC and the Sarbanes-Oxley Act. We estimate these incremental costs to approximate $5.0 million annually, exclusive of stock compensation costs. In connection with the initial public offering, we issued equity awards to board members and employees. We estimate the annual incremental, non-cash compensation costs associated with those awards and other long term incentive awards to range from $11.0 million to $16.0 million. We anticipate that we will not be able to pass along these additional costs to our customers.

Depreciation and amortization expense consists of depreciation on both owned and leased property, amortization of intangible assets and amortization of deferred sales commissions. Depreciation and amortization expense is expected to increase in future periods as we acquire and develop new properties and expand our existing data center facilities.

Prior to November 2012, a portion of our operating expenses has been in the form of management fees allocated from CBI for services provided by CBI. Such management services include executive management, cash management, legal, treasury, human resources, accounting, tax, internal audit, risk management and other corporate services. Depending on the nature of the respective cost, our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. See Note 14 to our audited combined financial statements included in this report for additional detail. We entered into transition services agreements with CBI pursuant to which CBI will provide certain of these services, on an as needed basis, to the operating partnership.

Key Operating Metrics

Annualized Rent. We calculate annualized rent as monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of March 31, 2013, multiplied by 12. For the month of March 2013, customer reimbursements were $20.3 million annualized and consisted of reimbursements by customers across all facilities with separately metered power. Other companies may not define annualized rent in the same manner. Accordingly, our annualized rent may not be comparable to others. Management believes annualized rent provides a useful measure of our currently in place lease revenue.

Colocation Square Feet (“CSF”). We calculate CSF as the NRSF at an operating facility that is currently leased or readily available for lease as colocation space, where customers locate their servers and IT equipment.

Utilization Rate. We calculate utilization rate by dividing CSF under signed leases for available space (whether or not the contract has commenced billing) by total CSF. Utilization rate differs from percent leased presented elsewhere in this prospectus because utilization rate excludes office space and supporting infrastructure NRSF and includes CSF for signed leases that have not commenced billing. Management uses utilization rate as a measure of CSF leased.

Recurring Rent Churn. We calculate recurring rent churn as any reduction in recurring rent due to customer terminations, net pricing reductions or service reductions as a percentage of the annualized rent at the beginning of the applicable period, excluding any impact from metered power reimbursements.

Capital Expenditures. Expenditures that expand, improve or extend the life of real estate and non-real estate property are deemed capital expenditures. Management views its capital expenditures as comprised of acquisition of real estate, development of real estate, recurring real estate expenditures and all other non-real estate capital expenditures. Purchases of land or buildings from third parties represent acquisitions of real estate. Discretionary capital spending that expands or improves our data centers is deemed development of real estate. Replacements of data center assets are considered recurring real estate expenditures. Purchases of software, computer equipment and furniture and fixtures are included in all other non-real estate capital expenditures.

Factors That May Influence Future Results of Operations

Rental Income. Our revenue growth will depend on our ability to maintain our existing revenue base and to sell new capacity that becomes available as a result of our development activities. As of March 31, 2013, we have customer leases for approximately 81% of our CSF. Our ability to grow revenue will also be affected by our ability to maintain or increase rental rates at our properties. We believe the current rates charged to our customers generally reflect appropriate market rates based on square footage and power densities provided to the customer. As such, we do not anticipate significant rate increases or decreases in the aggregate as contracts renew. However, negative trends in one or more of these factors could adversely affect our revenue in future periods. Future economic downturns, regional downturns affecting our markets or oversupply of, or decrease in demand for, data center colocation services could impair our ability to attract new customers or renew existing customers’ leases on favorable terms, and this could adversely affect our ability to maintain or increase revenues.

Leasing Arrangements. As of March 31, 2013, 41% of our leased NRSF has been to customers on a full-service gross basis. Under a full-service gross model, the customer pays a fixed monthly rent amount, and we are responsible for all data center facility electricity, maintenance and repair costs, property taxes, insurance and other utilities associated with that customer’s space. For leases under this model, fluctuations in our customers’ monthly utilization of power and the prices our utility providers charge us impact our profitability. As of March 31, 2013, 59% of our leased NRSF has been to customers with separately metered power. Under the metered power model, the customer pays us a fixed monthly rent amount, plus its actual costs of sub-metered electricity used to power its data center equipment, plus an estimate of costs for electricity used to power supporting infrastructure for the data center, expressed as a factor of the customer’s actual electricity usage. We are responsible for all other costs listed in the description of the full-service gross model above. Fluctuations in a customer’s utilization of power and the supplier pricing of power do not impact our profitability under the metered power model. In future periods, we expect more of our contracts to be structured to bill power on a metered power basis.

Growth and Expansion Activities. Our ability to grow our revenue and profitability will depend on our ability to acquire and develop data center space at an appropriate cost and to lease the data center space to customers on favorable terms. During the year ended December 31, 2012, we completed development of approximately 310,000 NRSF, primarily in Phoenix, Austin, Dallas, Houston and San Antonio, bringing our total operating NRSF to approximately 1,716,000 at December 31, 2012. For the year ended December 31, 2012, our average cost of development was approximately $675 per square foot. Fluctuations may occur in our average cost of development per CSF from period to period based on power density, customer requirements (such as required resiliency level) and the type of property. Our portfolio, as of March 31, 2013, also included approximately 242,000 NRSF under development as well as 820,000 NRSF of additional powered shell space under roof and available for development. In addition, we have approximately 170 acres of land that are available for future data center facility development. We expect that the eventual construction of this future development space will enable us to accommodate a portion of the future demand of our existing and future customers and increase our future revenue, profitability and cash flows.

Scheduled Lease Expirations. Our ability to maintain low recurring rent churn and renew expiring customer leases on favorable terms will impact our results of operations. As of March 31, 2013, 3% of the NRSF in our portfolio was subject to month-to-month leases. Our data center uncommitted capacity as of that date was approximately 395,000 NRSF. Excluding month-to-month leases, leases representing 22% and 7% of our total NRSF were scheduled to expire in 2013 and 2014, respectively. These leases represented approximately 37% and 13% of our annualized rent as of March 31, 2013. Month-to-month leases represented 5% of our annualized rent as of December 31, 2012. Our recurring rent churn was 0.4% and 0.5% for the three months ended March 31, 2013 and 2012, respectively. Our recurring rent annual churn for 2012 and 2011 was 4.6% and 3%, respectively.

Conditions in Significant Markets. Our operating properties are located primarily in the Dallas and Houston metro areas of Texas and the Cincinnati, Ohio metro area. These markets comprised 20%, 34% and 38%, respectively, of our annualized rent as of March 31, 2013. Positive or negative conditions in these markets could impact our overall profitability.

Related Party Transactions

The following related party transactions are based on agreements and arrangements that were in place as of March 31, 2013. See Note 14 to our audited combined financial statements as of December 31, 2012 and Notes 10 and 12 to CyrusOne LP’s and CyrusOne Inc.’s, respectively, unaudited condensed consolidated financial statements as of March 31, 2013 for additional information on these arrangements.

We lease colocation space in our data centers to Cincinnati Bell Telephone Company LLC (“CBT”) and Cincinnati Bell Technology Solutions (“CBTS”) subsidiaries of CBI. Revenue recognized from these arrangements was $1.0 million for the period ended March 31, 2013, $0.3 million for the period ended January 23, 2013, and $0.5 million for the three months ended March 31, 2012. Revenue recognized from these arrangements was $5.4 million, $4.4 million and $2.0 million in 2012, 2011 and 2010, respectively. In November 2012, we entered into separate data center colocation agreements with CBT and CBTS whereby we will continue to lease colocation space to each of them at certain of our data centers. The data center colocation agreement with CBT provides for CBT’s lease of data center space, power and cooling in our West Seventh Street (7th St.), Kingsview Drive (Lebanon), Knightsbridge Drive (Hamilton) and Industrial Road (Florence) data center facilities for a period of five years at an aggregate rate of $3.8 million per year. Our data center colocation agreement with CBTS provides for CBTS’s lease of data center space, power and cooling in our West Seventh Street (7th St.), Kingsview Drive (Lebanon) and Industrial Road (Florence) data center facilities for a period of five years at an aggregate rate of $1.6 million per year. Both agreements are renewable for an additional five year term at market rates.

CBT occupies space in our 229 West Seventh Street facility that is utilized in its network operations. In November 2012, in connection with our purchase of this property, we entered into an agreement to lease this space to CBT for a period of five years, with three renewal options of five years each, at an initial annual base rent of approximately $0.1 million, plus a proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Revenue earned from this lease was less than $0.1 million for all periods presented.

In November 2012, we entered into agreements to lease office space to CBT at our Goldcoast Drive (Goldcoast) data center facility and to CBTS at our Parkway (Mason) data center facility. The aggregate annual base rent for these spaces will be approximately $0.3 million per year. The term of these agreements are five years each. Both agreements contain three five-year renewal options at market rates. Revenue earned from these leases was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. There were no such amounts for the period ended March 31, 2012. Revenue earned from these leases was $0.3 million in both 2012 and 2011, and $0.2 million in 2010.

In January 2012, we entered into a transition services agreement to provide CBTS with network interface services. Revenue recognized for these services was less than $0.2 million for the period ended March 31, 2013,

$0.1 million for period ended January 23, 2013, and $0.1 million for the quarter ended March 31, 2012. Revenue recognized for these services was $0.5 million in 2012, with no such revenue in prior years. In November 2012, we entered into a new transition services agreement with CBTS where we will continue to provide them with network interface services. The annual fee to be paid by CBTS for these services is approximately $0.5 million, which may decline in future periods as CBTS migrates its network interfaces onto an independent architected and managed CBTS network. These services will be provided on a month-to-month basis, until such time the services in question have been fully transitioned, which we expect may be as long as 24 months.

As of March 31, 2013, CBTS continues to be the named lessor for two data center leases. Revenues associated with these leases were $2.7 million for the period ended March 31, 2013, $0.9 million for the period ended January 23, 2013, and $3.3 million for the quarter ended March 31, 2012. Revenues associated with these leases were $14.3 million, $14.2 million, and $13.1 million in 2012, 2011, and 2010, respectively. In 2012, we entered into an agreement with CBTS whereby we perform all obligations of CBTS under the lease agreements. CBTS confers the benefits received under such lease agreements to us and CBTS is granted sufficient usage rights in each of our data centers so that it remains as lessor under each such lease agreement. In addition, CBTS will continue to perform billing and collections on these accounts.

In January 2012, we entered into a transition services agreement with CBTS where CBTS provided us with network support, services calls, monitoring and management, storage and backup and IT systems support. Expense recognized for these services was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013 and were $0.4 million for the quarter ended March 31, 2012. Expense recognized for these services was $1.5 million in 2012, with no such costs in prior years. In November 2012, we entered into new services agreements with CBT and CBTS. Under the CBTS services agreement, CBTS has agreed to provide us with certain managed storage and backup services. These services will be provided on a month-to-month basis, and charges will be based on the variable amount of gigabytes managed by CBTS each month. CBTS will charge us a rate of $0.56 per gigabyte, and the annual fee to be paid by us for these services is approximately $0.2 million. We expect that services under this agreement may extend for as long as 36 months.

Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services. Expense recognized from this arrangement was less than $0.2 million for the period ended March 31, 2013, $0.1 million for the period ended January 23, 2013, and $0.2 million for the quarter ended March 31, 2012. Expense recognized from this arrangement was $0.7 million in 2012, with similar amounts in 2011 and 2010.

In October 2012, we purchased the property located at 229 West Seventh Street, included as one of our 24 operating facilities, which we had formerly leased from CBT. The purchase price was $18 million, which was in the form of a promissory note payable on demand by CBT. Interest on the note accrued at the rate of 10% per annum. This promissory note was repaid in connection with the closing of the formation transactions on November 20, 2012, with a portion of the net proceeds from our senior notes offering. CBT continues to own the adjacent property that was historically operated together with 229 West Seventh Street as one property. We also executed a reciprocal easement and shared services agreement and a right of first opportunity and refusal agreement with CBT with respect to such properties. Pursuant to the reciprocal easement and shared services agreement, we granted reciprocal easements to each other; CBT has easements for continued use of portions of our building and CBT provides fuel storage, fire suppression and other building services to us; and we provide chilled water, building automation systems related to heating ventilation and air conditioning and other building services to CBT. The shared services agreement is expected to continue for a period of 15 years with five renewal options of five years each. Initially, we are responsible for operating and managing the service facilities for both buildings. Each party will bear its own utility costs, as well as property taxes and insurance. Shared building operating costs will be charged to each party on the basis of the actual costs incurred, allocated based on the proportionate share of usage. Each party will also pay the other party less than $0.2 million per year to maintain shared building infrastructure systems. This agreement contains a make-whole provision that requires us to make a payment to CBT if CBT’s carrier access revenue declines below $5.0 million per annum as a result of certain actions taken by us which result in circuit disconnections or reductions at CBT. The term of this make-whole provision is approximately four years.

Pursuant to the right of first opportunity and refusal agreement, we and CBT have agreed to grant to each other rights of first opportunity and first refusal to purchase each other party’s property in the event that either party desires to sell its property to a non-affiliate third party.

In November 2012, we also entered into an agreement to lease space at CBT’s 209 West Seventh Street facility for a period of five years, with three renewal options of five years each. The initial annual base rent will be approximately $0.1 million per year, plus our proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Expense recognized from this arrangement was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. Expense recognized from this arrangement was less than $0.1 million in 2012, and $0.4 million in 2011 and 2010.

On November 20, 2012, we also entered into a non-competition agreement with CBI, pursuant to which we and CBI agreed not to enter into each other’s lines of business, subject to certain exceptions for a period of four years from such date. Pursuant to the terms of this agreement, we agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of providing telecommunications services in certain areas of Ohio, Kentucky and Indiana in which CBI operates as of such date. We also agreed not to seek, request or apply for any certification or license to provide telecommunications services in such areas during the term of the agreement. CBI agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of constructing and selling, operating or providing data center services in the United States or any foreign jurisdiction in which we operate. However, CBI may continue to offer certain data center services, provided that such services are ancillary to its provision of existing IT services, and CBI does not own, lease or is contracted to own, lease or manage the data center infrastructure of the facility in which such existing IT services are being provided.

Services Performed by CBI and Other Affiliates

Transition Services

Prior to November 20, 2012, CBI provided various management services, including executive management, cash management, legal, treasury, human resources, accounting, tax, internal audit and risk management services. Our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. Our allocated costs for management services was $0.7 million for the quarter ended March 31, 2012. There were no such costs for the period ended March 31, 2013 or for the period ended January 23, 2013. Our allocated cost for management services was $2.5 million, $2.3 million, and $3.6 million in 2012, 2011, and 2010, respectively. In November 2012, we entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain of these services, on an as needed basis to the operating partnership one year from the date of CyrusOne’s initial public offering, provided, however, that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee. Expense recognized from this arrangement was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. Expense recognized for the quarter ended March 31, 2012 for this arrangement was less than $0.1 million.

Other Services

Some of our employees participated in pension, postretirement, health care, and stock-based compensation plans sponsored by CBI or an affiliate. Our allocated costs for employee benefits were $0.2 million for the period ended January 23, 2013 and $0.7 million for the quarter ended March 31, 2012. Our allocated costs for employee benefits was determined by specific identification of the costs associated with our participating employees or based upon the percentage our employees represent of total participants. Our allocated employee benefit plan costs were $3.5 million, $1.8 million, and $1.1 million in 2012, 2011, and 2010, respectively. See Notes 12 and 13 to the audited combined financial statements for further details. Effective January 1, 2013, all our employees were covered by our own benefit and incentive plans. As such, there were no such costs in the period ended March 31, 2013.

We also participated in centralized insurance programs managed by CBI which included coverage for general liability, workers’ compensation, automobiles and various other risks. CBI has third-party insurance policies for certain of these risks and is also self-insured within certain limits. CBI’s self-insured costs have been actuarially determined based on the historical experience of paid claims. Our allocated cost for participation in these programs was determined on the basis of revenues, headcount or insured vehicles. Our allocated insurance costs were less than $0.1 million for the period ended January 23, 2013 and $0.1 million for the quarter ended March 31, 2012. Our allocated insurance costs were $0.4 million, $0.4 million, and $0.2 million in 2012, 2011, and 2010, respectively. Subsequent to CyrusOne’s initial public offering, we maintain our own commercial insurance policies. As such, there were no such costs in the period ended March 31, 2013.

Effective January 1, 2012, we entered into marketing agreements with CBT and CBTS to appoint these affiliates as CyrusOne’s authorized marketing representatives. Pursuant to the terms of these agreements, we pay these affiliates a commission for all new leases for space they attain, which is calculated as a percentage of the first month’s recurring revenue with respect to such space, which ranges from 30% to 140%, depending on the lease term. For the year ended December 31, 2012, commissions incurred pursuant to these arrangements were $0.3 million, with no such costs in prior years. The term of these agreements expired on December 31, 2012.

Financing and Cash Management Arrangements

On November 20, 2012, CyrusOne LP co-issued, with CyrusOne Finance Corp., $525 million of Senior Notes from which the net proceeds were approximately $512 million. The Senior Notes bear interest at a rate of 6.375% per annum and mature in 2022. A portion of the proceeds of the Senior Notes issuance was utilized to repay approximately $480 million of related party notes payable. The remaining balance of related party notes payable was not contributed to CyrusOne LP.

On November 20, 2012, CyrusOne LP also entered into a $225 million revolving credit facility with a syndicate of financial institutions. The obligations under the revolving credit facility are guaranteed by CyrusOne and CyrusOne GP, as well as certain of CyrusOne LP’s existing and future wholly-owned domestic subsidiaries, subject to certain exceptions. All obligations under the revolving credit facility, and the guarantees of those obligations, will be secured by substantially all of our assets, subject to certain exceptions. We intend to use this revolving credit facility, among other things, to finance the acquisition of properties, provide funds for customer improvements and capital expenditures and provide for working capital and for other corporate purposes. The revolving credit facility contains customary covenants for credit facilities of this type. In 2012, there were no outstanding borrowings on this revolving credit facility.

In conjunction with the completion of the above described financing transactions, CyrusOne was released from its guarantee of CBI’s indebtedness.

Prior to the completion of the formation transactions on November 20, 2012, the Predecessor participated in CBI’s centralized cash management program. On a periodic basis, all of our excess cash was transferred to CBI’s corporate cash accounts. Likewise, substantially all funds to finance our operations, including acquisitions and development costs, were funded by CBI. As of December 31, 2011, advances and borrowings under this program were $9.6 million and $212.1 million, respectively. These advances and borrowings were governed by an intercompany cash management agreement. Effective November 19, 2010, all advances and borrowings were subject to interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to such date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in both 2012 and 2011 and 4.2% in 2010. As of November 20, 2012, $80 million of these borrowings were repaid and the remaining outstanding borrowings were not contributed to CyrusOne LP and there were no borrowings outstanding at December 31, 2012. As of December 31, 2011, borrowings of $80.2 million were presented due to affiliates and related party notes payable in the accompanying combined financial statements. Net interest expense recognized on notes due to or from related parties was $7.0 million in 2012, and $1.1 million in 2011 and 2010. There was no such interest incurred in 2013.

On December 31, 2010, CBI restructured its data center legal entities, including intercompany borrowings. In conjunction with this restructuring. The Predecessor issued a $400 million note to CBI, which bore interest at 7.25%. On November 20, 2012, this note was repaid in full. Interest on this note was settled monthly through CBI’s centralized cash management program. Interest expense of approximately $7.2 million was recognized for the quarter ended March 31, 2012. Interest expense of approximately $26 million and $29 million was recognized on this note for the year ended December 31, 2012 and 2011, respectively, with no such cost in 2010.

Historically, CBI had arranged for a $16.9 million letter of credit to be issued to guarantee certain performance commitments of the Predecessor. This letter of credit expired without renewal as of December 26, 2012. The Predecessor reimbursed CBI for the out-of-pocket costs related to this letter of credit.

Prior to October 1, 2012 we participated in an accounts receivable securitization program sponsored by CBI for certain of its subsidiaries. Under this program, we continuously sold certain trade accounts receivable to CBF at a 2.5% discount to receivables’ face value. In turn, CBF granted, without recourse, a senior undivided interest in the pooled receivables to various purchasers, including commercial paper conduits, in exchange for cash. The loss on sale of our accounts receivable was $1.2 million for the quarter ended March 31, 2012, with no such costs in 2013. The loss on sale of our accounts receivable in accordance with this program was $3.2 million, $3.5 million, and $1.8 million in 2012, 2011 and 2010, respectively. Effective October 1, 2012, we terminated our participation in this accounts receivable securitization program.

Because most of our receivables were sold, the Predecessor incurred an inconsequential amount of bad debt expense in 2012, 2011, and 2010. If this accounts receivable securitization program had not been in place, incremental bad debt expense would have been $0.2 million in 2012 and 2011, and less than $0.1 million in 2010. Effective October 1, 2012, we terminated our participation in this accounts receivable securitization program.

We had approximately $8.2 million and $2.9 million payable to CBI or its wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance includes a dividend payable of $7.1 million for the dividends declared in March of 2013. The remaining balance of $1.1 million as of March 31, 2013 and the $2.9 million balance as of December 31, 2012, respectively, relate to various related party transactions which are discussed above and are payable to CBI as of each respective period end.

In addition, we had approximately $23.2 million and $2.2 million receivable from CBI or wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance primarily consists of the receivable from CBI of $19.6 million for the reimbursement of the transaction related compensation expense in 2013. The remaining balance of $3.6 million as of March 31, 2013 and the $2.2 million balance as of December 31, 2012, respectively, relate to various related party transactions which are discussed above and are due from CBI as of each respective period end.

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

	Successor	Predecessor	Predecessor
(dollars in millions)	January 24, 2013 to March 31, 2013	January 1, 2013 to January 23, 2013	Three Months Ended March 31, 2012
Revenue	$45.0	$15.1	$52.1
Costs and expenses:
Property operating expenses	15.3	4.8	17.3
Sales and marketing	2.1	0.7	1.8
General and administrative	5.4	1.5	4.5
Transaction-related compensation	—	20.0	—
Depreciation and amortization	16.4	5.3	16.4
Transaction costs	—	0.1	—
Management fees charged by CBI	—	—	0.7
Loss on sale of receivables to CBF	—	—	1.2

Total costs and expenses	39.2	32.4	41.9

Operating income (loss)	5.8	(17.3)	10.2
Interest expense	8.4	2.5	10.3

Loss before income taxes	(2.6)	(19.8)	(0.1)
Income tax expense	0.2	0.4	0.6

Net loss	$(2.8)	$(20.2)	$(0.7)
Noncontrolling interest in net loss	(1.9)	—	—

Net loss attributed to common stockholders	$(0.9)	$—	$—

Operating margin	12.9%	(114.6)%	19.6%
Capital expenditures *:
Acquisitions of real estate	18.2	—	23.4
Development of real estate	26.5	7.6	27.9
Recurring real estate	0.2	0.1	0.3
All other non-real estate	—	—	1.2

Total	$44.9	$7.7	$52.8

Metrics information:
Colocation square feet*	921,000	921,000	809,000
Utilization rate*	81%	81%	85%
Loss per share - basic	$(0.05)	—	—
Loss per share - diluted	$(0.05)	—	—
Dividend declared per share	$0.16	—	—

*	See “Key Operating Metrics” for a definition of capital expenditures, CSF and utilization rate.

Revenue

Revenue for the three months ended March 31, 2013 was $60.1 million, an increase of $8.0 million, or 15%, compared to $52.1 million for the corresponding quarter in 2012. This increase is primarily due to the change in customers and contractual monthly recurring revenue which increased to $18.8 million from $16.3 million or 17% for the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Monthly recurring revenue growth comes from leasing incremental space, power and related colocation services to both new and existing customers. As of March 31, 2013, we had 119 of the Fortune 1000 customers or private or foreign enterprises of equivalent size.

Our capacity at March 31, 2013, was approximately 921,000 CSF which is an increase of 14% from March 31, 2012. The utilization rate of our data center facilities was 81%, for the three months ended March 31, 2013, compared to 85% at March 31, 2012.

Recurring rent churn was 0.4% for the first quarter of 2013, or 1.6% annualized, compared to 0.5% for the first quarter of 2012 and 4.6% annual recurring rent churn for the full year 2012.

There are a number of leases subject to expire within the next 12-months, however we expect a significant number to renew.

Costs and Expenses

Property operating expenses—Property operating expense for the three months ended March 31, 2013 was $20.1 million, an increase of $2.8 million, or 16%, compared to $17.3 million for the corresponding quarter in 2012. The increase in property operating expenses increased primarily due to the increase in data center space over the past year. Since March of 2012, we have commissioned three additional data center facilities adding over 112,000 CSF. As a result our electricity and payroll related costs increased $2.3 million compared to the three months ended March 31, 2012. In addition, rent expense increased by approximately $0.2 million compared to the three months ended March 31, 2012.

Sales and marketing expenses—Sales and marketing expenses for the three months ended March 31, 2013 were $2.8 million, an increase of $1.0 million, or 56%, compared to $1.8 million for the corresponding quarter in 2012. Compensation to sales and marketing personnel and other support costs increased by approximately $1.0 million in 2013 compared to 2012, resulting from the increase in our staff, and higher advertising costs to promote data center facilities in new markets.

General and administrative expenses—General and administrative expenses for the three months ended March 31, 2013 were $6.9 million, an increase of $2.4 million, compared to the same period in 2012. Payroll, employee benefits, contract services, legal and consulting costs increased as we made investments to support public company functions and invest in future growth over 2012 and the first quarter of 2013.

Transaction-related compensation— We recorded compensation expense of $20.0 million for the three months ended March 31, 2013 related to CBI’s long-term incentive plan. There were no such costs incurred in other periods and such costs represent one-time compensation charges allocated to us by CBI in the period ended January 23, 2013. On April 8, 2013, CBI reimbursed the Company for $19.6 million of these costs.

Depreciation and amortization expense—Depreciation and amortization expense for the three months ended March 31, 2013 were $21.7 million an increase of $5.3 million, or 32%, compared to $16.4 million for the corresponding quarter in 2012 driven by new assets placed in service since March 2012.

Transaction costs—Transaction costs for the three months ended March 31, 2013 were $0.1 million, incurred as costs associated with the IPO.

Management fees charged by CBI—Management fees for the three months ended March 31, 2012 were $0.7 million. These fees were allocated for services provided by CBI, including executive management, legal, treasury, human resources, accounting, tax, internal audit and IT services. Effective November 20, 2012, the management fee charged by CBI was terminated and replaced with a transition services agreement. There was no such related cost for the three months ended March 31, 2013.

Loss on sale of receivables to CBF—Loss on sale of receivables for the three months ended March 31, 2012 was $1.2 million. Prior to October 1, 2012, substantially all of our receivables were sold to CBF at a discount of

2.5% from their face value. Effective October 1, 2012, we terminated our participation in this program hence there were no losses in 2013.

Operating Income (Loss)

Operating loss for the three months ended March 31, 2013 was $11.5 million, compared to operating income of $10.2 million for the corresponding quarter in 2012. Operating income decreased as a result of the transaction-related compensation charge of $20.0 million from CBI, higher property operating expenses as a result of our expanded data center operations and investment in corporate functions to support our growth, partially offset by revenue growth of $8.0 million.

Nonoperating Expenses

Interest expense—Interest expense for the three months ended March 31, 2013 was $10.9 million, an increase of $0.6 million compared to $10.3 million for the corresponding quarter in 2012. The increase in interest expense in 2013 was primarily related to our Senior Notes which bear interest at 6.375% and mature in 2022.

Income tax expense—Income tax expense was $0.6 million for the three months ended March 31, 2013, which was comparable to the same corresponding quarter in 2012.

Capital Expenditures

Capital expenditures for the three months ended March 31, 2013 were $52.6 million, as compared to $52.8 million for the three months ended March 31, 2012. Our capital expenditures for 2013 includes our purchase of a 33 acre parcel of land in the Houston West metro area for $18.2 million. This land will be developed further into data center space. In addition, we incurred capital expenditures related to development of real estate of $34.1 million for the three months ended March 31, 2013.

Comparison of Years Ended December 31, 2012 and 2011

(dollars in millions)	2012	2011	$ Change 2012 vs. 2011	% Change 2012 vs. 2011
Revenue	$220.8	$181.7	$39.1	22%
Costs and expenses:
Property operating expenses	76.0	58.2	17.8	31%
Sales and marketing	9.7	9.1	0.6	7%
General and administrative	20.7	12.5	8.2	66%
Depreciation and amortization	73.4	55.5	17.9	32%
Transaction costs	5.7	2.6	3.1	119%
Management fees charged by CBI	2.5	2.3	0.2	9%
Loss on sale of receivables to CBF	3.2	3.5	(0.3)	(9%)
Asset impairments	13.3	—	13.3	n/m

Total costs and expenses	204.5	143.7	60.8	42%

Operating income	16.3	38.0	(21.7)	(57%)
Interest expense	41.8	32.9	8.9	27%
Loss on extinguishment of debt	—	1.4	(1.4)	(100%)

(Loss) income before income taxes	(25.5)	3.7	(29.2)	n/m
Income tax (benefit) expense	(5.1)	2.2	(7.3)	n/m

(Loss) income from continuing operations	(20.4)	1.5	(21.9)	n/m
Gain on sale of real estate improvements	(0.1)	—	(0.1)	n/m

Net (loss) income	$(20.3)	$1.5	$(21.8)	n/m

Operating margin	7.4%	20.9%		(13.5 pts )
Capital expenditures *:
Acquisitions of real estate	$25.4	$22.4	$3.0	13%
Development of real estate	193.3	91.8	101.5	111%
Recurring real estate	3.9	1.8	2.1	117%
All other non-real estate	5.7	1.5	4.2	n/m

Total	$228.3	$117.5	$110.8	94%

Metrics information:
Colocation square feet*	932,000	763,000	169,000	22%
Utilization rate*	78%	88%		(10)pts

*	See “Key Operating Metrics” for a definition of capital expenditures, CSF and utilization rate.

Revenue

Revenue was $220.8 million in 2012, an increase of $39.1 million, or 22%, compared to 2011. This increase is primarily due to an increase in contractual monthly recurring revenue of $3 million, or 20%, when comparing December 2012 to December 2011. Monthly recurring revenue growth comes from leasing incremental space, power and related colocation services to both new and existing customers. As of December 31, 2012, we had a customer base of 518 customers as compared to 487 customers at the end of 2011. In addition to new customer growth, our existing customers contributed 65% of our growth in monthly recurring revenue through additional space, power and related colocation services.

Our capacity increased to approximately 932,000 CSF at December 31, 2012, an increase of 169,000 CSF, or 22% from the corresponding period end. Compared to 2011, we constructed over 195,000 CSF and decommissioned legacy space totaling approximately 26,000 CSF. At December 31, 2012, the utilization rate of our data center facilities was 78%, down ten percentage points from December 31, 2011, as a result of additional CSF being placed in service.

For 2012, our recurring rent churn was 4.6%, which includes the termination of one lease for legacy data center space that had been utilized for over 20 years. The legacy data center space has been decommissioned and is expected to be developed into data center space that we believe will generate higher amounts of revenue than the prior lease. Excluding this lease, the recurring rent churn for 2012 would have been 3.6%.

Costs and Expenses

Property operating expenses—Property operating expenses were $76.0 million in 2012, an increase of $17.8 million, or 31%, compared to 2011. Substantially all property operating expenses increased due to expansion of our data center facilities. Electricity increased by $8.4 million as we expanded our CSF. Payroll and other employee-related costs increased by $2.9 million due to increases in our operations staff. Contract services, including security, increased by $2.7 million in 2012. Rent and property taxes increased by $2.1 million and $1.5 million, respectively, compared to 2011 as we expanded our CSF.

Sales and marketing expenses—Sales and marketing expenses were $9.7 million in 2012, an increase of $0.6 million, or 7%, compared to 2011. Compensation to sales and marketing personnel and other support costs decreased by $1.0 million in 2012 compared to 2011, resulting from the integration of the Cincinnati based sales function into the CyrusOne organization in 2012. Marketing costs increased by $1.5 million in 2012 as we continue to build our brand awareness through advertising, trade shows and other promotional activities.

General and administrative expenses—General and administrative expenses were $20.7 million in 2012, an increase of $8.2 million, or 66%, compared to 2011. Payroll, employee benefits and other employee-related costs increased by $7.2 million in 2012 as we continued to build and strengthen the quality of personnel in finance and senior management. Consulting and legal costs increased by $1.4 million compared to 2011. Consulting and legal costs for 2012 included a $0.5 million settlement of an employee dispute related to commissions and $0.4 million associated with a conflicts of interests investigation. Severance costs associated with the termination of a member of senior management were $0.4 million in 2012, with no such costs in 2011. Partially offsetting these increases, contract services decreased by $0.5 million as we hired full-time employees in 2012 to replace contractors utilized in 2011. Other administrative costs decreased by $0.8 million resulting from the integration of the Cincinnati-based back office functions into the CyrusOne organization in 2012.

Depreciation and amortization expense—Depreciation and amortization expense was $73.4 million in 2012, an increase of $17.9 million, or 32%, compared to 2011, driven by new assets placed in service in 2011 and 2012.

Transaction costs—Transaction costs were $5.7 million in 2012, up $3.1 million compared to 2011. In 2012, transaction costs consisted of legal and consulting costs incurred in connection with the formation transactions and the qualification of CyrusOne as a REIT. In 2011, transaction costs were incurred to pursue acquisition opportunities.

Management fees charged by CBI—Management fees were $2.5 million in 2012, an increase of $0.2 million, or 9%, compared to the corresponding period in 2011. These fees were allocated for services provided by CBI, including executive management, legal, treasury, human resources, accounting, tax, internal audit and IT services. Depending on the nature of the respective cost, our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf.

See Note 14 to our audited combined financial statements included elsewhere in this prospectus for additional details. Effective November 20, 2012, the management fee charged by CBI was terminated and replaced with a transition services agreement.

Loss on sale of receivables to CBF—Loss on sale of receivables was $3.2 million in 2012, a decrease of $0.3 million, or 9%, compared to 2011. Prior to October 1, 2012, substantially all of our receivables were sold to

CBF at a discount of 2.5% from their face value. Effective October 1, 2012, we terminated our participation in this program resulting in a lower loss on receivables sold in 2012.

Asset impairments—During 2012, asset impairments of $13.3 million were recognized on a customer relationship intangible and long-lived assets primarily associated with our GramTel acquisition. No asset impairments were recognized in the corresponding period in 2011.

Operating Income

Operating income was $16.3 million in 2012, a decrease of $21.7 million, or 57%, compared to 2011. Operating income decreased due to asset impairments of $13.3 million, higher transaction costs of $3.1 million, and higher general and administrative costs as we build our organization for future growth. Operating margin was 7.4% in 2012, compared to 20.9% in 2011.

Nonoperating Expenses

Interest expense—Interest expense was $41.8 million in 2012, an increase of $8.9 million, or 27%, compared to 2011. The increase in interest expense in 2012 was primarily due to growth in our related party notes payable and the issuance of $525 million of senior notes. On November 20, 2012, we issued $525 million of Senior Notes and utilized approximately $480 million of the proceeds to repay our related party notes payable to CBI and its affiliates. The remaining balance of related party notes payable was not contributed to CyrusOne LP. Our Senior Notes bear interest at 6.375% and mature in 2022. Capitalized interest expense was $2.7 million in 2012, a $0.1 million increase over 2011 due to higher capital expenditures.

Income tax (benefit) expense—Income tax benefit was $5.1 million in 2012, compared to income tax expense of $2.2 million in the corresponding period in 2011, driven by a decrease in our income before income taxes.

Gain on sale of real estate improvements—Gain on sale of real estate improvements was $0.2 million ($0.1 million net of tax) in 2012, with no such gains in the corresponding period of 2011. A gain was realized on the sale of generators as we upgraded the equipment at our Southwest Fwy (Galleria) data center facility.

Capital Expenditures

Capital expenditures were $228.3 million in 2012, an increase of $110.8 million, or 94%, compared to 2011. Acquisitions of real estate were $25.4 million in 2012 for the purchase of the Frankford Road (Carrollton) building and land adjacent to our Westway Park Blvd. (Houston West) facility. In 2011, acquisitions of real estate were $22.4 million, consisting of purchase of land near Phoenix, Arizona for $14.8 million and a building in San Antonio, Texas for $7.6 million. Development of real estate was $193.3 million in 2012, an increase of $101.5 million, or 111%, compared to 2011. In 2012, significant development projects included $36.5 million at Westway Park Blvd. (Houston West), $34.4 million at Frankford Road (Carrollton), $33.5 million at Westover Hills Blvd. (San Antonio), $52.6 million at South Ellis Street (Phoenix), $10.4 million at S. State Hwy Business (Lewisville), and $9.0 million at Metropolis Drive (Austin 2). Development of real estate was $91.8 million in 2011 and consisted of expansions at S. State Highway 121 Business (Lewisville), Westway Park Blvd. (Houston West), Metropolis Drive (Austin 2) and Kingsview Drive (Lebanon). Recurring real estate capital spend was $3.9 million in 2012, up $2.1 million, or 117%, compared to 2011 due to an increase in CSF in service. Other non-real estate capital expenditures were $5.7 million, up $4.2 million, or 280%, over 2011 due to investments in computer hardware and software to support our growing business.

Comparison of Years Ended December 31, 2011 and 2010

(dollars in millions)	2011	2010	$ Change 2011 vs. 2010	% Change 2011 vs. 2010
Revenue	$181.7	$127.5	$54.2	43%
Costs and expenses:
Property operating expenses	58.2	43.9	14.3	33%
Sales and marketing	9.1	6.8	2.3	34%
General and administrative	12.5	7.0	5.5	79%
Depreciation and amortization	55.5	36.2	19.3	53%
Acquisition costs	2.6	9.0	(6.4)	(71%)
Management fees charged by CBI	2.3	3.6	(1.3)	(36%)
Loss on sale of receivables to CBF	3.5	1.8	1.7	94%
Restructuring costs	—	1.4	(1.4)	n/m

Total costs and expenses	143.7	109.7	34.0	31%

Operating income	38.0	17.8	20.2	113%
Interest expense	32.9	11.5	21.4	186%
Loss on extinguishment of debt	1.4	—	1.4	n/m

Income before income taxes	3.7	6.3	(2.6)	(41%)
Income tax expense	2.2	2.7	(0.5)	(19%)

Income from continuing operations	1.5	3.6	(2.1)	(58%)
Loss on sale of real estate improvements	—	0.1	(0.1)	n/m

Net income	$1.5	$3.5	$(2.0)	(57%)

Operating margin	20.9%	14.0%		6.9 pts
Capital expenditures:*
Acquisitions of real estate	$22.4	$—	$22.4	n/m
Development of real estate	91.8	24.7	67.1	272%
Recurring real estate	1.8	1.8	—	0%
All other non-real estate	1.5	2.8	(1.3)	(46%)

Total	$117.5	$29.3	$88.2	301%

Metrics information:
Colocation square feet*	763,000	639,000	124,000	19%
Utilization rate*	88%	88%		0 pts

*	See “Key Operating Metrics” for a definition of capital expenditures, CSF and utilization rate.

Revenue

Revenue was $181.7 million in 2011, an increase of $54.2 million, or 43%, compared to 2010. Results for 2011 include a full year of results from Cyrus Networks, which we acquired in June 2010. Cyrus Networks revenue was $95.4 million for the full year in 2011 compared to a partial year of revenues of $44.9 million in 2010. New business also contributed to the growth in revenue in 2011. In 2011, we completed construction on 124,000 CSF and leased 110,000 CSF. During the year, 82 new customers were added, including 14 Fortune 1000 customers or private or foreign enterprises of equivalent size. During 2011, we also commenced our operations in London and Singapore.

As of December 31, 2011, our total data center capacity was 763,000 CSF, an increase of 19% compared to December 31, 2010. Data center space was added in Houston, Dallas and Austin, Texas, at our Kingsview Drive (Lebanon) facility, as well as in London and Singapore. The utilization rate of 88% at December 31, 2011 was consistent with the utilization rate at the end of the prior year. Recurring rent churn for 2011 was 3%, approximately half of which was attributable to customers that ceased using our facilities.

Costs and Expenses

Property operating expenses—Property operating expenses were $58.2 million in 2011, an increase of $14.3 million, or 33%, compared to 2010. This increase in property operating expenses was primarily due to growth in our data center capacity associated with the acquisition of Cyrus Networks in June 2010 as well as expansion of our other data center facilities and corresponding increases in revenue. Cyrus Networks’ property operating expenses were $26.1 million in 2011 compared to $12.4 million in 2010, due to a full year of operations in 2011 compared to a partial year in 2010 due to the acquisition.

Sales and marketing expenses—Sales and marketing expenses were $9.1 million in 2011, an increase of $2.3 million, or 34%, compared to 2010. A full year of Cyrus Networks’ costs increased sales and marketing by $1.6 million. Consulting and advertising costs increased by $0.3 million and $0.7 million, respectively, in 2011 as we enhanced our Internet marketing and commenced a national branding campaign. Partially offsetting these increases, sales commission expense decreased in 2011 due to the termination of a commissions plan which paid commissions as a percentage of monthly revenue. In 2011, all sales commissions were paid upon lease commencement, deferred and amortized to depreciation and amortization over the term of the customer relationship.

General and administrative expenses—General and administrative expenses were $12.5 million, an increase of $5.5 million, or 79%, compared to 2010. A full year of Cyrus Networks’ costs increased general and administrative costs by $2.1 million. Compensation costs increased in 2011 by $1.6 million as we hired additional management to lead our growth strategy. Legal and consulting costs increased by $1.6 million to support the growing operations, including start-up costs associated with new locations. Contract services increased by $0.2 million due to increased use of temporary services to fill open positions.

Depreciation and amortization expense—Depreciation and amortization expense was $55.5 million in 2011, an increase of $19.3 million, or 53%, compared to 2010. A full year of depreciation and amortization on tangible and intangible assets from the June 2010 Cyrus Networks acquisition was the primary reason for the higher costs in 2011. Additional data center space placed in service in 2011 also contributed to higher depreciation.

Acquisition costs—Acquisition costs were $2.6 million in 2011, a decrease of $6.4 million, or 71%, compared to 2010. In 2011, acquisition opportunities were investigated, but none were completed. Acquisition costs of $9.0 million in 2010 were all related to the acquisition of Cyrus Networks.

Management fees charged by CBI—Management fees were $2.3 million in 2011, a decrease of $1.3 million, or 36%, compared to 2010. Management fees represent corporate allocations of services provided by CBI, including executive management, legal, treasury, human resources, accounting, tax, internal audit and IT services. Depending on the nature of the respective cost, our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. Management fees were higher in 2010 due to corporate compensation costs associated with time devoted to the acquisition and integration of Cyrus Networks.

Loss on sale of receivables to CBF—Loss on sale of receivables was $3.5 million in 2011, an increase of $1.7 million, or 94%, compared to 2010. As discussed above, certain of our receivables are sold to CBF at a discount of 2.5% from their face value. Loss on sale of receivables increased in 2011 which reflects a larger volume of receivables sold as Cyrus Networks began selling its receivables to CBF in 2011.

Restructuring costs—No restructuring costs were incurred in 2011. A restructuring charge of $1.4 million was incurred in 2010 for payments to be made in order to terminate a legacy sales commission plan to transition to a common plan for all commissioned employees.

Operating Income

Operating income was $38.0 million in 2011, an increase of $20.2 million, or 113%, compared to 2010. Operating income increased on growth in revenues, resulting from the acquisition of Cyrus Networks as well as new business. Our operating margin was 20.9% in 2011 compared to 14.0% in 2010. The improvement in the operating margin in 2011 is largely due to higher margins realized at our recently acquired data centers as well as lower acquisition costs, management fees and restructuring costs incurred in 2011, partially offset by increased loss on sale of receivables to CBF in 2011.

Nonoperating Expenses

Interest expense—Interest expense was $32.9 million in 2011, an increase of $21.4 million, or 186%, compared to 2010. On December 31, 2010, the Predecessor made a non-cash distribution to CBI by issuing a note payable to CBI for $400 million. This note bore interest at 7.25%. In 2011, interest expense recognized on this note was $29.0 million. In the prior year, the Predecessor’s debt consisted of a $168 million allocation of the parent company debt incurred to acquire Cyrus Networks. The interest rate on that note was 6.5%. In 2010, interest expense recognized on this debt was $6.8 million. The parent acquisition debt was subsumed into the $400 million note issued to CBI on December 31, 2010. Interest expense on capital leases and other borrowings increased by $1.3 million in 2011, which primarily reflects a larger number of leased facilities. Capitalized interest on construction projects was $2.6 million in 2011, an increase of $2.1 million over the prior year, due to increased capital spending on data center expansions.

Loss on extinguishment of debt—A loss on debt extinguishment of $1.4 million occurred in 2011 resulting from the termination of a financing obligation. No such losses occurred in 2010.

Income tax expense—Income tax expense was $2.2 million in 2011, a decrease of $0.5 million, or 19%, compared to 2010, due primarily to lower pre-tax income. The effective tax rate was 59.4% in 2011 compared to 42.7% in 2010. The increase in the effective tax rate results from higher Texas margin taxes, which are assessed based on Texas revenues with limited adjustments and were $0.4 million in 2011 compared to $0.2 million in 2010 net of the related federal tax benefit, and $0.3 million in valuation allowance charges on current foreign losses.

Loss on sale of real estate improvements—In 2010, a $0.2 million pre-tax ($0.1 million after-tax) loss was recognized upon the sale of generators that were replaced with higher capacity equipment at our Springer Street (Lombard) data center. No such losses were recognized in 2011.

Capital Expenditures

Capital expenditures were $117.5 million in 2011, an increase of $88.2 million, or 301%, compared to $29.3 million of capital expenditures in 2010. Acquisitions of real estate were $22.4 million in 2011 consisting of purchases of land in Phoenix, Arizona for $14.8 million and a building in San Antonio, Texas for $7.6 million. Development of real estate was $91.8 million in 2011, an increase of $67.1 million, or 272%, compared to 2010. Significant development projects in 2011 included expansion of our data centers at S. State Highway 121 Business (Lewisville) and Westway Park Blvd. (Houston West), Metropolis Drive (Austin 2) and Kingsview Drive (Lebanon). In 2010, a power upgrade project at Southwest Freeway (Galleria) and an expansion at Westway Park Blvd. (Houston West) were the largest development projects. Recurring real estate expenditures were $1.8 million in both 2011 and 2010. Other non-real estate capital expenditures were $1.5 million in 2011, a decrease of $1.3 million, or 46%, compared to 2010.

Financial Condition, Liquidity and Capital Resources

Liquidity and Capital Resources

CyrusOne Inc. will be required to distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to our stockholders on an annual basis in order to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to common stockholders and operating partnership unit holders from cash flow from operating activities. All such distributions are at the discretion of our board of directors.

On November 20, 2012, CyrusOne LP issued $525 million of senior notes and entered into a $225 million revolving credit facility. The senior notes are scheduled to mature in 2022 and bear interest at a rate of 6.375% per annum. Borrowings under the revolving credit facility bear interest at a variable rate based on, at CyrusOne LP’s option, a rate equal to an applicable margin over either a base rate or a LIBOR rate. The revolving credit facility is scheduled to mature in 2017. We utilized approximately $480 million of net proceeds from our senior notes issuance to partially repay our notes due to related parties, which totaled $662.7 million at November 20, 2012. The notes payable remaining after such repayment were not contributed to the operating partnership.

In connection with CyrusOne’s initial public offering, it sold approximately 19.0 million shares of CyrusOne Inc., and the net proceeds of $337.1 million were used to purchase a 33.9% ownership of CyrusOne LP. These net proceeds will be used by CyrusOne LP to fund future growth and general corporate costs.

Short-Term Liquidity

Our short-term liquidity requirements primarily consist of operating expenses and capital expenditures composed primarily of acquisition and development costs for data center properties. For the first quarter of 2013, our capital expenditures were $52.6 million. For 2012, our capital expenditures were $228 million. We expect to fund future capital expenditures with a portion of the net proceeds from the initial public offering, cash available on our balance sheet and availability under the revolving credit facility. Our capital expenditures are largely discretionary and will be applied to expand our existing data center properties, acquire or construct new facilities, or both. For 2012, we completed the construction of approximately 195,000 CSF. In 2012, our most significant capital expenditures funded construction of a new data center in Phoenix, Arizona and the development of properties recently acquired in Dallas and San Antonio, Texas. Expansion efforts are also ongoing in Houston, Texas. We intend to continue to pursue additional growth opportunities and are prepared to commit additional resources to support this growth.

As of March 31, 2013 and December 31, 2012 and 2011, we had $328.6 million, $16.5 million and $0.6 million, respectively, of cash and cash equivalents. Prior to the closing of the formation transactions on November 20, 2012, we participated in CBI’s centralized cash management program. Prior to such date, all excess cash was transferred to CBI’s corporate cash accounts on a periodic basis. Likewise, substantially all funds to finance our operations, including acquisitions and development costs, were funded by CBI.

Long-Term Liquidity

Our long-term liquidity requirements primarily consist of distributions to stockholders and the development of additional data center properties. We expect to meet our long-term liquidity requirements with proceeds from the initial public offering, cash available on our balance sheet, cash flows from our operations, issuances of debt and equity securities, secured borrowings and borrowings under our revolving credit facility.

As of March 31, 2013, our debt and other financing arrangements were $618.9 million, consisting of $525 million of senior notes, capital lease obligations of $31.0 million and other financing arrangements of approximately $63.0 million. As of December 31, 2012, our debt and other financing arrangements were $618.0 million, consisting of $525 million of senior notes, capital lease obligations of $32.2 million and other financing arrangements of $60.8 million. We have a revolving credit agreement of $225.0 million. As of March 31, 2013, we did not have any borrowings outstanding on this facility, leaving available borrowings of $225.0 million.

Material Terms of Our Indebtedness

Revolving Credit Facility

On November 20, 2012, CyrusOne LP entered into a new $225 million revolving credit facility with a syndicate of financial institutions. As of March 31, 2013, the revolving credit facility had available capacity of $225 million. The revolving credit facility is scheduled to mature in 2017. All obligations under the revolving credit facility are unconditionally guaranteed by CyrusOne Inc., CyrusOne GP and each of the operating partnership’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. All obligations under the revolving credit facility, and the guarantees of those obligations, are secured by substantially all of our assets, subject to certain exceptions.

The revolving credit facility bears interest, at our option, at a rate equal to an applicable margin over either a base rate or a LIBOR rate. The initial applicable margin is 2.50% for base rate loans and 3.50% for LIBOR loans. Interest with respect to base rate loans is payable quarterly in arrears on the last business day of each calendar quarter.

The revolving credit facility contains affirmative and negative covenants customarily found in facilities of its type, including a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to: incur additional indebtedness; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; pay dividends and distributions or repurchase capital stock; make loans, acquisitions or other investments; repay subordinated indebtedness; amend organizational documents or material agreements governing certain indebtedness; change the nature of our business; and change our fiscal year. Notwithstanding the foregoing, the covenants contained in the revolving credit facility do not restrict our ability to pay dividends or distributions to our stockholders to the extent (i) no event of default or certain other specified defaults exist or are continuing under the revolving credit facility and (ii) we reasonably believe in good faith that CyrusOne qualifies as a REIT under the Code and the payment of such dividend or distribution is necessary either to maintain CyrusOne’s status as a REIT or to enable us to avoid payment of any tax that could be avoided by reason of such dividend or distribution. The revolving credit facility provides that the total indebtedness of the operating partnership and its subsidiaries shall not exceed 55% of the value of the assets of the Company and its subsidiaries as of the last day of any fiscal quarter through December 31, 2014, and 50% thereafter, determined based on the value of certain properties of the operating partnership and its subsidiaries and cash and cash equivalents held by the Company and its subsidiaries. The revolving credit facility also provides that the Company and its subsidiaries maintain a minimum fixed charge coverage ratio of not less than 2.00 to 1.00 for any period of four consecutive fiscal quarters and a maximum ratio of secured net indebtedness to consolidated EBITDA of 2.50 to 1.00 as of the last day of any fiscal quarter ending on or prior to December 31, 2014, and 2.00 to 1.00 thereafter. As of March 31, 2013, the Company was in compliance with all debt covenants.

6.375% Senior Notes due 2022

On November 20, 2012, CyrusOne LP and CyrusOne Finance Corp. issued $525 million in aggregate principal amount of 6.375% Senior Notes due 2022. The Senior Notes will mature on November 15, 2022. The Senior Notes are unconditionally guaranteed on a senior basis by CyrusOne Inc., CyrusOne GP and each of the operating partnership’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. The indenture governing the senior notes contains affirmative and negative covenants customarily found in indebtedness of this type, including a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to: incur secured or unsecured indebtedness; pay dividends or distributions on its equity interests, or redeem or repurchase equity interests of CyrusOne Inc. or the operating partnership; make certain investments or other restricted payments; enter into transactions with affiliates; enter into agreements limiting the ability of the operating partnership’s subsidiaries to pay dividends or make certain transfers and other payments to the operating partnership or to our other subsidiaries; sell assets; and merge, consolidate or transfer all or substantially all of the operating partnership’s assets. Notwithstanding the foregoing, the covenants contained in the indenture do not restrict our ability to pay dividends or distributions to our stockholders to the extent (i) no default or event of default exists or is continuing under the indenture and (ii) we believe in good faith that CyrusOne qualifies as a REIT under the Code and the payment of such dividend or distribution is necessary either to maintain CyrusOne’s status as a REIT or to enable us to avoid payment of any tax that could be avoided by reason of such dividend or distribution. The operating partnership and its subsidiaries are also required to maintain total unencumbered assets of at least 150% of their unsecured debt on a consolidated basis, provided that for the purposes of such calculation our revolving credit facility shall be treated as unsecured indebtedness. If and for so long as the senior notes are rated investment grade by each of Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s (“S&P”), certain covenants will be suspended and the subsidiary guarantees will be released. As of the date hereof, the Senior Notes are not rated investment grade, and we are in compliance with all applicable covenants.

Cash Flows

During 2012, the Predecessor’s primary sources of cash were earnings from its operations, collection or sale of its accounts receivables, borrowing and advances from CBI and proceeds from issuance of the Senior Notes. The Predecessor’s primary uses of cash were capital expenditures to acquire or construct data center facilities, repayment of borrowings to CBI and payment of property operating expenses.

The following table summarizes our cash flows for the periods indicated:

(dollars in millions)	Three months ended March 31,		Year ended December 31,
	2013	2012	2012	2011	2010
Cash provided by operations(a)	$24.9	$12.5	$44.5	$66.0	$43.5
Cash used in investing activities	(48.9)	(52.8)	(252.6)	(105.8)	(40.5)
Cash provided by financing activities(b)	336.1	41.6	224.0	35.5	1.9

(a)	Includes $7.1 million of cash provided by operations that is related to CyrusOne Inc. for the year ended December 31, 2012.
(b)	Includes $7.1 million of cash used by financing activities that is related to CyrusOne Inc. for the year ended December 31, 2012.

Comparison of Three Months Ended March 31, 2013

As of March 31, 2013, cash and cash equivalents were $328.6 million, up from $16.5 million as of December 31, 2012, an increase of $312.1 million, as a result of raising capital from the initial public offering.

Net cash generated from operations was $24.9 million in the first three months of 2013, an increase of $12.4 million compared to the corresponding period in 2012. The increase in net cash generated from operations was directly related to the changes in our operating assets and liabilities compared to the same period 2012.

Cash used in investing activities was $48.9 million for three months of 2013, a decrease of $3.9 million compared to the corresponding period in 2012. Capital expenditures were $52.6 million for the three months ended March 31, 2013 as compared to $52.8 million for the three months ended March 31, 2012.

Cash provided by financing activities was $336.1 million for three months of 2013, up $294.5 million compared to the corresponding period in 2012. The increase was directly related to the issuance of common stock as a result of the initial public offering (“IPO”) offset by IPO related cost were $23.4 million for the three months ended March 31, 2013.

Comparison of Years Ended December 31, 2012 and 2011

As of December 31, 2012, cash and cash equivalents were $16.5 million, up from $0.6 million as of December 31, 2011. As of December 31, 2012 we no longer participated in CBI’s centralized cash management program generating greater cash on hand. Net cash generated from operations was $44.5 million in 2012, a decrease of $21.5 million compared to 2011. Changes in operating assets and liabilities used $20.8 million of cash in 2012 and provided $2.5 million of cash in 2011.

Cash used in investing activities was $252.6 million in 2012, up $146.8 million compared to 2011. Capital expenditures for acquisitions of real estate were $25.4 million in 2012 to purchase the Frankford Road (Carrollton) building and land adjacent to our Westway Park Blvd. (Houston West) facility. Our significant development activities included $33.5 million at Westover Hills Blvd. (San Antonio), $34.4 million at Frankford Road (Carrollton), $36.2 million at Westway Park Blvd. (Houston West), $52.6 million at South Ellis Street (Phoenix) and $8.8 million at Metropolis Drive (Austin 2). In 2012, we deposited $11.1 million of cash into an escrow account and released $4.8 million from this account to fund construction at our Westway Park Blvd. (Houston West) facility. Advances from (distributions to) CBI were a use of $18.3 million of cash in 2012, compared to a source of cash of $11.6 million in 2011. Proceeds from the sale of real estate improvements were $0.2 million in 2012, with no such activity in the corresponding period in 2011.

Cash provided by financing activities was $224.0 million compared to $35.5 million in in 2011. Borrowings from CBI were a source of cash of $119.8 million in 2012, compared to $66.6 million in 2011. Proceeds from issuance of debt were $525.0 million of which $480 million was utilized to repay the related party note due to CBI. The remaining proceeds were used to pay debt issuance costs of $17.2 million and for general corporate purposes. Payments on capital lease obligations were $9.0 million in 2012, compared to $7.0 million in 2011. Contributions from CBI were a source of cash of $5.4 million compared to a use of cash of $7.8 in 2011.

Comparison of Years Ended December 31, 2011 and 2010

As of December 31, 2011 and 2010, cash and cash equivalents were $0.6 million and $4.9 million, respectively. As of December 31, 2010, we had a larger amount of cash on hand as certain subsidiaries did not begin participating in CBI’s cash management program until the first quarter of 2011.

Net cash generated from operations was $66.0 million in 2011, an increase of $22.5 million compared to net cash generated of $43.5 million in 2010. The increase in cash generated from operations is primarily related to the acquisition of Cyrus Networks in June 2010 which expanded our operations. In June 2011, Cyrus Networks began selling its receivables to an affiliated entity, which was an additional source of cash.

Cash used in investing activities was $105.8 million in 2011, up $65.3 million compared to $40.5 million of cash used in investing activities in 2010. Capital expenditures for acquisitions of real estate were $22.4 million in 2011, with no capital expenditures for acquisitions of real estate in 2010. In 2011, we purchased land in Phoenix, Arizona for $14.8 million and a building in San Antonio, Texas for $7.6 million. Development of these properties occurred in 2012. Other capital expenditures were $95.1 million in 2011, an increase of $65.8 million, or 225%, compared to 2010. We incurred $91.2 million of capital expenditures in 2011 to expand our data centers in Houston, Dallas and Austin, Texas and Lebanon, Ohio. Advances from (distributions to) CBI were a source of cash of $11.6 million in 2011 compared to a use of cash of $11.6 million in 2010.

Cash provided by financing activities was $35.5 million in 2011, up $33.6 million compared to $1.9 million of cash provided by financing activities in 2010. Borrowings from CBI were a source of $66.6 million of funds in 2011, up $51.1 million from the prior year. In 2011, we terminated a financing arrangement on our Westway Park Blvd. (Houston West) data center facility by purchasing the building, which used $16.2 million of cash. Payments on capital lease obligations were $7.0 million in 2011 compared to $10.2 million in 2010. Distributions to CBI were a use of cash of $7.8 million in 2011 compared to $3.7 million in 2010.

Contractual Obligations

The following contractual obligations table summarizes our contractual obligations as of December 31, 2012:

(dollars in millions)	Total	< 1 Year	1-3 Years	3-5 years	Thereafter
Long-term debt(1)	$525.0	$—	$—	$—	$525.0
Capital leases	32.2	6.3	7.5	6.4	12.0
Interest payments on notes payable, capital leases and other financing arrangements(2)	393.2	41.4	81.4	79.8	190.6
Non-cancellable operating leases	7.2	3.7	2.0	0.5	1.0
Purchase obligations(3)	50.3	50.3	—	—	—
Financing arrangements and other liabilities(4)	23.5	0.5	2.2	3.2	17.6

Total	$1,031.4	$102.2	$93.1	$89.9	$746.2

(1)	Represents the principal portion of the Senior Notes.
(2)	Includes contractual interest payments on the Senior Notes, capital leases and other financing arrangements assuming no early payment of debt in future periods.
(3)	Purchase obligations primarily consist of amounts under open purchase orders for purchases of energy, contractual obligations for services such as data center construction and other purchase commitments.
(4)	Represents other financing arrangements of $23.0 million for leased data centers where we are deemed the accounting owner, and asset retirement obligations of $0.5 million.

The contractual obligations table is presented as of December 31, 2012. The amount of these obligations can be expected to change over time as new contracts are initiated and existing contracts are completed, terminated or modified.

Contingencies

We are periodically involved in litigation, claims and disputes. Liabilities are established for these claims when losses associated with these matters are judged to be probable and the loss can be reasonably estimated. Based on information currently available, consultation with counsel and established reserves, management believes the outcome of all claims will not individually, and in the aggregate, have a material effect on our financial position, results of operations or cash flows. For the year ended December 31, 2012, the Predecessor recognized expense of $0.5 million for the settlement of an employee dispute related to data center commissions. As of December 31, 2012, this settlement had been paid.

Off-Balance Sheet Arrangements

Indemnification

During the normal course of business, we make certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to customers in connection with the use, sale and/or license of products and services, (ii) indemnities to vendors and service providers pertaining to claims based on our negligence or willful misconduct and (iii) indemnities involving the representations and warranties in certain contracts. In addition, we have made contractual commitments to several employees providing for payments upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that we could be obligated to make.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these combined financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date of the financial statements.

Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 2 to our audited combined financial statements included elsewhere in this prospectus. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations:

•	revenue recognition;

•	goodwill impairment;

•	accounting for real estate and other definite-lived assets;

•	accounting for business combinations; and

•	accounting for income taxes;

Revenue Recognition—Colocation rentals are generally billed monthly in advance and certain contracts have escalating payments over the non-cancellable term of the contract. If rents escalate without the lessee gaining access to or control over additional leased space or power and the lessee takes possession of or controls the physical use of the property (including all contractually committed power) at the beginning of the lease term, the rental payments by the lessee are recognized as revenue on a straight-line basis over the term of the lease. If rents escalate because the lessee gains access to and control over additional leased space or power, revenue is recognized in proportion to the additional space or power in the years that the lessee has control over the use of the additional space or power. The excess of revenue recognized over amounts contractually due is recognized in other assets in the accompanying combined balance sheet. Approximately 30% of our annual revenue is associated with leases that contain free rent periods or escalating terms.

Some of our leases are structured on a full-service gross basis where the customer pays a fixed amount for both colocation rental and power. Other leases provide that the customer will be billed for power based upon their actual usage, which is separately metered, as well as an estimate of electricity used to power supporting infrastructure for the data center. In both cases, this revenue is presented on a gross basis in the accompanying combined statement of operations. Power is generally billed one month in arrears and an estimate of this revenue is accrued in the month that the associated costs are incurred. We generally are not entitled to reimbursements for real estate taxes, insurance or other operating expenses.

Revenue is recognized for services or products that are deemed separate units of accounting. When a customer makes an advance payment which is not deemed a separate unit of accounting, deferred revenue is recorded which is amortized to revenue ratably over the expected term of the customer relationship, unless the pattern of service suggests otherwise. As of March 31, 2013 deferred revenue was $51.7 million. As of December 31, 2012 and 2011, deferred revenue was $52.8 million and $49.0 million, respectively.

Certain customer contracts require specified levels of service or performance. If we fail to meet these service levels, our customers may be eligible to receive credits on their contractual billings. These credits are recognized against revenue when an event occurs that gives rise to such credits.

A provision for credit losses is recognized when collection of contractual rent, straight-line rent or customer reimbursements are deemed to be uncollectible. The provision for uncollectible accounts was $0.1 million in 2012 and less than $0.1 million in 2011 and 2010 due to our participation in CBI’s receivable securitization program, which resulted in the immediate sale of our receivables to CBF.

Goodwill Impairment—In September 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance in Accounting Standards Codification (“ASC”) 350-20 on testing goodwill for impairment.

As a result of the revised guidance, we will have the option of performing a qualitative assessment for impairment prior to performing the quantitative tests. Impairment testing of goodwill is performed on an annual basis or when events or changes in circumstances indicate that an asset may be impaired. We perform our annual impairment tests in the fourth quarter.

Management estimates the fair value of each reporting unit utilizing a combination of valuation methods, including both income-based and market-based methods. The income-based approach utilizes a discounted cash flow model using projected cash flows derived from our five-year plan, adjusted to reflect market participants’ assumptions. Expected future cash flows are discounted at the weighted average cost of capital applying a market participant approach. The market-based approach utilizes earnings multiples from comparable publicly-traded companies. The fair value of the reporting unit exceeded the respective reporting unit’s carrying value at December 31, 2012, 2011 and 2010. As such, there were no goodwill impairments in 2012, 2011 or 2010. As of December 31, 2012, the fair value of our reporting unit exceeded its carrying value by more than $300 million, more than 100% of the carrying value of the reporting unit.

Changes in certain assumptions could have a significant impact on the impairment test for goodwill. The most critical assumptions are projected future growth rates, operating margins, capital expenditures, terminal values and discount rates. These assumptions are subject to change as our long-term plans and strategies are updated each year.

Accounting for Real Estate and Other Definite-Lived Assets—Investments in real estate consists of land, buildings, improvements and integral equipment utilized in our data center operations. Real estate acquired from third parties has been recorded at its acquisition cost. Real estate acquired from CBI and its affiliates has been recorded at its historical cost basis. Additions and improvements which extend an asset’s useful life or increase its functionality are capitalized and depreciated over the asset’s remaining life. Maintenance and repairs are expensed as incurred.

When we are involved in the construction of structural improvements to leased property, we are deemed the accounting owner of the leased real estate. In these instances, we bear substantially all the construction period risk, such as managing or funding construction. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations. At the lease inception date, the fair value of the leased real estate, which generally consists of a building shell, is recorded as construction in progress, and a financing obligation is recorded for the same amount. As construction progresses the value of the asset and obligation increases by the fair value of the structural improvements. When construction is complete, the asset is placed in service and depreciation commences. These properties are depreciated to the lesser of (i) its estimated fair value at the end of the term or (ii) the expected amount of the unamortized obligation at the end of the term. As of December 31, 2012 and 2011, assets where we are deemed the accounting owner were $60.8 million and $48.2 million, respectively. The associated obligation is presented as other financing arrangements in the accompanying balance sheets.

When we are not deemed the accounting owner, we further evaluate leased real estate to determine if the lease should be classified as either a capital or operating lease. One of the following four characteristics must be present to classify a lease as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is equal to 75% or more of the estimated economic life of the leased property, or (iv) the net present value of the lease payments are at least 90% of the fair value of the leased property. As of December 31, 2012 and 2011, capital lease assets included in investment in real estate were $61.4 million and $59.2 million, respectively.

We capitalize direct and indirect costs related to the construction and development of data center facilities. These costs include compensation and benefits of personnel who manage third-party contractors as well as property taxes, insurance and financing costs associated with properties under active construction. We cease capitalization once the space is ready for its intended use and held available for occupancy.

The useful lives of real estate and other definite-life long-lived assets are estimated in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Depreciation of our real estate, and other tangible assets, except for leasehold improvements, is based on the straight-line method over the estimated economic useful life. Depreciation of leasehold improvements is based on a straight-line method over the lesser of the economic useful life or term of the lease, including optional renewal periods if renewal of the lease is reasonably assured. Amortization of acquired customer relationships is estimated using an accelerated amortization method to match the projected benefit derived from this asset. All other intangible assets are amortized applying a straight-line amortization method.

We review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events and circumstances that we consider when assessing long-lived assets associated with each of our data center facilities include, vacancy rates, declines in rental or occupancy rates, and other factors. An impairment loss is recognized when the estimated future undiscounted cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition is less than its carrying amount.

The estimate of expected future cash flows is inherently uncertain and relies to a considerable extent on estimates and assumptions, including current and future market conditions, projected growth in our CSF, projected recurring rent churn, lease renewal rates and our ability to generate new leases on favorable terms. It may be more difficult to sign new customers to fill some of our smaller data centers because the available space at these locations is relatively small. If there are changes to any of these estimates and assumptions in future periods, an impairment loss could occur.

During the second quarter of 2012, management identified impairment indicators for a customer relationship intangible and other long-lived assets primarily associated with our former GramTel acquisition. We performed step one of the impairment tests for these assets utilizing cash flow estimates from our most recent long-term business plan and other updated assumptions. The results of these tests indicated a potential impairment loss for each of these asset groups.

Management engaged a third-party valuation specialist to assist with our estimation of the fair value of these assets. Management estimated the fair value of the customer relationship using the income approach, which discounted the expected earnings attributable to current customer contracts, and included estimates of future expenses, capital expenditures and an appropriate discount rate. Management also estimated the fair value of other long-lived assets, primarily leasehold improvements, using an income approach based on projected discounted future cash flows using estimates of future revenues and expenses, projected capital expenditures and an appropriate discount rate. The fair value of the customer relationship intangible was estimated by management to be $2.8 million resulting in an asset impairment of $1.5 million. Management estimated the fair value of other long-lived assets, primarily leasehold improvements, at $2.4 million resulting in an impairment loss of $11.8 million. Both fair value estimates are deemed Level 3 measurements within the fair value hierarchy due to the significance of unobservable inputs utilized in these measurements.

Changes in certain assumptions could have a significant impact on the impairment tests for long-lived assets. The most critical assumptions are operating margins, capital expenditures, terminal values and discount rates. These assumptions are subject to change as our long-term plans and strategies are updated each year.

Accounting for Business Combinations—In accounting for business combinations, we follow ASC 805, “Business Combinations,” which requires the recording of net assets of acquired businesses at fair value. In developing estimates of fair value of acquired assets and assumed liabilities, management analyzes a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets, and market rate assumptions for contractual obligations. Such a valuation requires significant estimates and assumptions, especially with respect to the intangible assets. Transaction costs associated with acquisitions are expensed as incurred.

In determining the fair value of the net assets acquired with the purchase of Cyrus Networks, management utilized several valuation methods:

•

Excess earnings method: This method was used to determine the fair value of the Cyrus Networks customer relationships. This method estimates the present value of future cash flows attributable to the customer base and requires estimates of the expected future earnings and remaining useful lives of the customer relationships.

•

Replacement cost method: This method was used to determine the fair value of real estate and non-real estate property. This method indicates value based on the amount that currently would be required to replace the service capacity of the asset and considers the cost of a buyer to acquire or construct a substitute asset of comparable utility, adjusted for deterioration and obsolescence.

•

Relief-from-royalty: This method, used to determine the fair value of the CyrusOne trademark, estimates the present value of royalty expense that could be avoided as a result of owning the respective asset or technology.

An independent valuation firm was utilized to assist with management’s determination of the fair values of the acquired real estate, identified intangibles and other financing arrangements. See Note 4 to the audited financial statements included in this prospectus for the allocation of the purchase price to the assets acquired and liabilities assumed. In 2011, we finalized the Cyrus Networks purchase price allocation. No significant changes were made in 2011 to the estimates or assumptions applied in the preliminary purchase price allocation.

Accounting for Income Taxes—CyrusOne was included in CBI’s consolidated tax returns in various jurisdictions. In the accompanying combined financial statements, we have accounted for income taxes as if we were a separate stand-alone company. The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods. CBI’s previous tax filings are subject to normal reviews by regulatory agencies until the related statute of limitations expires. With a few exceptions, CBI is no longer subject to U.S. federal, state or local examinations for years prior to 2009.

Prior to November 20, 2012, the Predecessor was not a legal entity or combination of legal entities. The tax provision for periods prior to this date was computed as a C corporation. Net operating loss carryforwards were generated at the federal, foreign, state and local levels. Effective November 20, 2012, CBI contributed its data center properties to CyrusOne LP, the partnership formed to operate the data center business. As a partnership, the taxable income of CyrusOne LP will flow through to its partners. Thus, CyrusOne had no federal tax provision for the period from November 20, 2012 to December 31, 2012.

In addition, CBI did not contribute the Predecessor’s historical deferred tax assets and liabilities to CyrusOne LP upon its formation. Instead, the Predecessor’s historical deferred tax assets and liabilities were retained by CBI. Thus, CyrusOne Inc. will have no federal, state or local net operating losses available to offset its future taxable income. CyrusOne retained the net operating losses related to its foreign operations. However due to the uncertainty related to the realization of these net operating losses, as well as other deferred tax assets, a valuation allowance has been established. As of December 31, 2012 and 2011, the valuation allowance was $1.9 million and $0.3 million, respectively.

Recently Issued Accounting Standards

Refer to Note 3 to our audited combined financial statements for further information on recently issued accounting standards. We do not expect the adoption of these new accounting standards to have a material impact on our financial condition, results of operations or cash flows on a prospective basis.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with any such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Inflation

Our customer leases generally do not provide for annual increases in rent based on inflation. As a result, we bear the risk of increases in the costs of operating and maintaining our data center facilities. Some of our leases are structured to pass-through the cost of sub-metered utilities. In the future, we expect more of our leases to pass-through utility costs. In addition, we plan to structure our contracts to include annual escalators of approximately 2%—3%.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

We have exposure to interest rate risk, arising from variable-rate borrowings under our revolving credit agreement and our fixed rate long-term debt. On November 20, 2012, we entered into a revolving credit agreement with a syndicate of financial institutions. Borrowings on the revolving credit agreement bear interest, at our option, at a rate equal to an applicable margin over either a base rate or a LIBOR rate. The initial applicable margin is 2.50% for base rate loans and 3.50% for LIBOR loans. There were no outstanding borrowings on this revolving credit agreement in 2012. On November 20, 2012, CyrusOne LP and CyrusOne Finance Corp. issued $525 million of senior notes, which bear interest at a fixed rate of 6.375% per annum. As of March 31, 2013, we had no derivative instruments to hedge these interest rate risks.

The following table sets forth the carrying value and fair value face amounts, maturity dates, and average interest rates at March 31, 2013 for our fixed-rate debt, excluding capital leases and other financing arrangements:

(dollars in millions)	2013	2014	2015	2016	Thereafter	Total Carrying Value	Total Fair Value
Fixed-rate debt	—	—	—	—	$525.0	$525.0	$549.9
Average interest rate on fixed-rate debt	—	—	—	—	6.375%	6.375%	—

Foreign Currency Risk

Substantially all of our revenue and expenses are denominated in U.S. dollars. We do not currently employ forward contracts or other financial instruments to mitigate foreign currency risk. As our international operations grow, we may engage in hedging activities to hedge our exposure to foreign currency risk.

Commodity Price Risk

Certain of our operating costs are subject to price fluctuations caused by the volatility of the underlying commodity prices, including electricity used in our data center operations, and building materials, such as steel and copper, used in the construction of our data centers. In addition, the lead time to purchase certain equipment for our data centers is substantial which could result in increased costs for these construction projects.

We entered into a contract to purchase 14 MW of electricity for use at our Houston data centers at fixed prices for the period January 1, 2012 to March 31, 2013. This contract represents 50% of the anticipated Houston electricity usage through March 31, 2013. The remaining 50% of anticipated Houston utility usage is priced at market rates. We intend to obtain additional fixed price contracts as our electricity usage grows.

We do not currently employ forward contracts or other financial instruments to mitigate the risk of commodity price risk other than the contract discussed above.

BUSINESS AND PROPERTIES

Our Company

We are an owner, operator and developer of enterprise-class, carrier-neutral data center properties. Enterprise-class, carrier-neutral data centers are purpose-built facilities with redundant power, cooling and telecommunications systems and that are not network-specific, enabling customer interconnectivity to a range of telecommunications carriers.

We provide mission-critical data center facilities that protect and ensure the continued operation of information technology (“IT”) infrastructure for over 500 customers. Our goal is to be the preferred global data center provider to the Fortune 1000. As of March 31, 2013, our customers included nine of the Fortune 20 and 119 of the Fortune 1000 or private or foreign enterprises of equivalent size. These 119 customers provided 76% of our annualized rent as of March 31, 2013. Additionally, as of March 31, 2013, our top 10 customers (including CBI) provided 44% of our annualized rent. We cultivate long-term strategic relationships with our customers and provide them with solutions for their data center facilities and IT infrastructure challenges. Our offerings provide flexibility, reliability and security and are delivered through a tailored, customer service-focused platform that is designed to foster long-term relationships. We focus on attracting customers that have not historically outsourced their data center needs. We believe our capabilities and reputation for serving the needs of large enterprises will allow us to capitalize on the growing demand for outsourced data center facilities in our markets and in new markets where our customers are located or plan to be located in the future.

Our History

Our business is comprised of the historical data center activities and holdings of CBI. CBI has operated its Cincinnati-based data center business for over 10 years. In addition, it acquired GramTel, a data center operator in South Bend, Indiana and Chicago, Illinois, for approximately $20 million in December 2007, and it acquired Cyrus Networks, a data center operator based in Texas, for approximately $526 million, net of cash acquired, in June 2010. As part of the formation transactions, certain subsidiaries of CBI will contribute these assets and operations to the operating partnership.

CyrusOne was formed as a Maryland corporation on July 31, 2012. It had been a consolidated subsidiary of CBI for U.S. federal income tax purposes since the date of its incorporation. In connection with its initial public offering, it ceased to be a consolidated subsidiary of CBI for U.S. federal income tax purposes, and it intends to qualify as a REIT for such purposes commencing with its short taxable year ending on December 31, 2012. Our corporate offices are located at 1649 West Frankford Rd, Carrollton, TX 75007. Our telephone number is (972) 350-0060. Our website is www.cyrusone.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other data center operators and will enable us to continue to grow our operations.

High Quality Customer Base. The high quality of our assets combined with our reputation for serving the needs of large enterprises has enabled us to focus on the Fortune 1000 to build a quality customer base. We currently have over 500 customers from a broad spectrum of industries, with a particular expertise serving the energy industry, which comprises 36% of our annualized rent as of March 31, 2013. We currently have nine of the Fortune 20 and 119 of the Fortune 1000 or private or foreign enterprises of equivalent size as customers, including five of the six “supermajor” oil and gas companies. Our revenue is generated by a stable enterprise customer base, as evidenced by the following as of March 31, 2013:

•	76% of our annualized rent comes from the Fortune 1000 or private or foreign enterprises of equivalent size.

•	56% of our annualized rent comes from investment grade companies or their affiliates, based on the parent company’s corporate credit rating by Standard & Poor’s Ratings Services (“S&P”).

•	37% of our annualized rent comes from the Fortune 100 or private or foreign enterprises of equivalent size.

As of March 31, 2013, CBI represented 9% of our annualized rent under contracts, which is largely comprised of two customers to whom we provide services through contracts entered into between those customers and Cincinnati Bell Technology Solutions Inc., a subsidiary of CBI (“CBTS”). Customer consent is required in order to assign those contracts to us, and while we expect those contracts to be assigned to us, such consent has not yet been obtained. Excluding these customers, CBI represented 3% of our annualized rent as of March 31, 2013. As of March 31, 2013, no single other customer represented more than 8% of our annualized rent, and our top 10 customers (including CBI) represented 44% of our annualized rent.

Strategically Located Portfolio. Our portfolio is located in several domestic and international markets possessing attractive characteristics for enterprise-focused data center operations. We have domestic properties in five of the top 10 largest U.S. cities by population (Chicago, Dallas, Houston, Phoenix and San Antonio), according to the U.S. Census Bureau, and four of the top 10 cities for Fortune 500 headquarters (Chicago, Cincinnati, Dallas and Houston), according to Forbes. We believe cities with large populations or a large number of corporate headquarters are likely to produce incremental demand for IT infrastructure. In addition, being located close to our current and potential customers provides chief information officers (“CIOs”) with additional confidence when outsourcing their data center infrastructure to us.

Modern, High Quality Facilities. Our portfolio includes highly efficient, reliable facilities with advanced cooling capabilities and the security systems necessary to provide an environment suitable for some of our clients’ most vital technology infrastructure. To optimize the delivery of power, our properties include modern engineering technologies designed to minimize unnecessary power usage and, in our newest facilities, we are able to provide power utilization efficiency ratios we believe to be among the best in the multi-customer data center industry. In our newest facilities, we take a “Massively ModularSM” approach to site selection, design and construction such that we are able to deliver a range of power densities to our customers within a single facility. Our Massively ModularSM design principles allow us to efficiently stage construction on a large scale and deliver colocation square feet (“CSF”) in a timeframe that we believe is one of the best in the industry. We acquire or build a large powered shell capable of scaling with our customers’ power and colocation space needs.

The powered shell can be acquired or constructed for a relatively inexpensive capital cost. Once the building shell is ready, we can build individual data center halls in portions of the building space to meet the needs of customers on a modular basis. This modular data center hall construction can be completed in less than 16 weeks to meet our customers’ immediate needs. This short construction timeframe ensures a very high utilization of the assets and minimizes the time between our capital investment and the receipt of customer revenue, favorably impacting our return on investment while also translating into lower costs for our customers. Our design principles also allow us to add incremental equipment to increase power densities as our customers’ power needs increase, which provides our customers with a significant amount of flexibility to manage their IT demands. We believe this Massively ModularSM approach allows us to respond to rapidly evolving customer needs, to commit capital toward the highest return projects and to develop state-of-the-art data center facilities.

Significant Leasing Capability and Low Recurring Rent Churn. Our focus on the customer, our ability to scale with its needs, and our operational excellence provides us with two key benefits: embedded future growth from our customer base and low recurring rent churn. Our total annualized rent increased by approximately 17%, and our existing customer base provided approximately 69% of such increase, between March 31, 2012 and March 31, 2013. We have a high percentage of NRSF leased of 77% at March 31, 2013.

Our management team focuses on minimizing recurring rent churn. We define recurring rent churn as any reduction in recurring rent due to customer terminations, net pricing reductions or service reductions as a percentage of the annualized rent at the beginning of the applicable period, excluding any impact from metered power reimbursements. For 2012, our recurring rent churn was 4.6%, which includes the termination of one lease for legacy data center space that had been utilized for over 20 years. The legacy data center space has been decommissioned and is expected to be developed into data center space that we believe will generate higher amounts of revenue than the prior lease. Excluding this lease, the recurring rent churn for 2012 would have been 3.6%. In 2011, we experienced a recurring rent churn of 3%, approximately half of which was attributable to customers that ceased using our facilities.

Significant, Attractive Expansion Opportunities. Our current development properties and available acreage were selected based on extensive site selection criteria and the collective industry knowledge and experience of our management team. As a result, we believe that our development portfolio contains properties that are located in markets with attractive supply and demand conditions and that possess suitable physical characteristics to support data center infrastructure. In addition to our operating NRSF of approximately 1,709,000 as of March 31, 2013, we are currently developing vacant properties and new facilities to create approximately 242,000 NRSF under construction, 820,000 NRSF of powered shell available for future development, and approximately 170 acres of land that are available for future data center facility development.

Differentiated Reputation for Service. We believe that the decision CIOs make to outsource their data center infrastructure has material implications for their businesses, and, as such, CIOs look to third-party data center providers that have a reputation for serving similar organizations and that are able to deliver a customized solution. We take a consultative approach to understanding the unique requirements of our customers, and our design principles allow us to deliver robust flexibility in the scale, power and location of our data center infrastructure. We believe that this approach has helped fuel our growth. Our current customers are also often the source of new contracts, with referrals being an important source of new customers.

Experienced Management Team. Our management team is comprised of individuals drawing on diverse knowledge and skill sets acquired through extensive experiences in the real estate, telecommunications and mission-critical infrastructure industries. Our management team of nine individuals has an average of approximately fifteen years of experience in the data center and communications industries.

Business and Growth Strategies

Our objective is to grow our revenue and earnings by continuing to expand our data center infrastructure outsourcing business.

Increasing Revenue from Existing Customers and Properties. We have historically generated a significant portion of our revenue growth from our existing customers. Our total annualized rent increased by approximately 17%, and our existing customer base provided approximately 69% of such increase, between March 31, 2012 and March 31, 2013. We plan to continue to target our existing customers, because we believe that many have significant data center infrastructure that has not yet been outsourced, and many will require additional data center space to support their growth and their increasing reliance on technology infrastructure in their operations. To address new demand, as of March 31, 2013, we have approximately 395,000 available for lease, 242,000 NRSF under development and 820,000 NRSF of additional powered shell available for future development. Our portfolio also contains approximately 170 acres of land that are available for future data center facility development.

Attracting and Retaining New Customers. Increasingly, enterprises are beginning to recognize the complexities of managing data center infrastructure in the midst of rapid technological development and innovation. We believe that these complexities, brought about by the rapidly increasing levels of Internet traffic and data, obsolete existing corporate data center infrastructure, increased power and cooling requirements and increased regulatory requirements, are driving the need for companies to outsource their data center facility requirements. Consequently, this will significantly increase the percentage of companies that use third-party data center colocation services over the next several years. We believe that our high quality assets and reputation for serving large enterprises have been, and will be, key differentiators for us in attracting customers that are outsourcing their data center infrastructure needs. Since 2010, we have signed more than 100 new customers, many of whom were outsourcing data center infrastructure for the first time. We have historically managed our sales process through a direct-to-the-customer model but have recently begun utilizing third-party leasing agents to expand our universe of potential new customers. Regardless of how a potential customer lead is generated, every opportunity undergoes a rigorous review process designed to maximize cash flow generation and customer retention. Additionally, throughout the life cycle of a customer’s interaction with us, we maintain a disciplined approach to monitoring their experience, with the goal of providing the highest level of customer service. We plan to continue to pursue large enterprise customers by leveraging our relationships and reputation, and by developing our existing pipeline of inventory to meet their needs.

Expanding into New Domestic and International Markets. Our expansion strategy focuses on developing new data centers in markets where our customers are located and in markets where our customers want to be located. We regularly meet with our customers to understand their business strategies and potential data center needs. We also conduct extensive analysis to ensure an identified market displays strong data center fundamentals, independent of the demand presented by any particular customer. We believe that this approach significantly reduces the risk associated with expansion into new markets because it provides strong visibility into our anticipated cash flow and helps to ensure targeted returns on new developments. Our strategy for entering a new market will vary based on in-place real estate and data center infrastructure and could include greenfield construction projects as well as acquisitions.

Growing Interconnection Business. Our customers are increasingly seeking to connect to one another via private peering, cross connects and/or public switching environments. Interconnection allows our customers to share information and conduct commerce in a highly efficient manner not requiring a third-party intermediary and at a fraction of the cost normally required to establish such a connection between two enterprises. The demand for interconnection creates additional rental and revenue growth opportunities for us, and we believe that customer interconnections increase our likelihood of customer retention by providing an environment not easily replicated by competitors. Interconnections are made possible by our customers’ common location in our facilities and our provisioning of the infrastructure necessary to interconnect within our facilities, and, as a result, we believe that it would require significant coordination and capital for our customers to move their interconnection to a different location. Since many of our facilities currently have the infrastructure necessary to provide interconnection, we plan to market this capability to our existing customers, and we will incorporate interconnection into our current and future developments. We anticipate implementing interconnection infrastructure in our existing facilities that do not currently have it. Compared to the capital required to build a data center, the capital required for interconnection is minimal, which we believe creates the potential to create attractive capital returns. We act as the trusted neutral party that enterprises, carriers and content companies utilize to connect to each other. We believe that the reputation and industry relationships of our executive management team place us in an ongoing trusted provider role.

Selectively Pursuing Property Acquisition Opportunities. We intend to seek opportunities to acquire existing or potential data center properties in key strategic markets. In addition, we currently lease certain of our data center properties and, to the extent economically attractive, we may opportunistically seek to purchase those properties. We take a disciplined approach in evaluating potential business, property and site acquisitions, including expected demand from existing and new customers, the current competitive environment, a site’s geographic attributes, availability of telecommunications providers, access to power, expected costs for development and potential barriers to entry for other third-party data center providers.

Leasing Arrangements

As of March 31, 2013, 41% of our leased NRSF has been to customers on a full-service gross basis. Under a full-service gross model, the customer pays a fixed monthly rent amount, and we are responsible for all data center facility electricity, maintenance and repair costs, property taxes, insurance and other utilities associated with that customer’s space. For leases under this model, fluctuations in our customers’ monthly utilization of power and the prices our utility providers charge us impact our profitability. As of March 31, 2013, 59% of our leased NRSF has been to customers with separately metered power. Under the metered power model, the customer pays us a fixed monthly rent amount, plus its actual costs of sub-metered electricity used to power its data center equipment, plus an estimate of costs for electricity used to power supporting infrastructure for the data center, expressed as a factor of the customer’s actual electricity usage. We are responsible for all other costs listed in the description of the full-service gross model above. Fluctuations in a customer’s utilization of power and the supplier pricing of power do not impact our profitability under the metered power model. In future periods, we expect more of our contracts to be structured to bill power on a metered power basis.

Our Portfolio

As of March 31, 2013, our property portfolio included 24 operating data centers in ten distinct markets (Austin, Chicago, Cincinnati, Dallas, Houston, London, Phoenix, San Antonio, Singapore and South Bend), collectively providing approximately 1,709,000 NRSF and powered by approximately 248 megawatts (“MW”) of utility power. We own ten of the buildings in which our data center facilities are located. We lease the remaining 14 buildings, which account for approximately 600,000 NRSF, or approximately 36% of our total operating NRSF. These leased buildings accounted for 37% of our total annualized rent as of March 31, 2013. Of these leased facilities, four are considered to be strategic, two of which have purchase options or rights of first refusal and the other two have lease terms in excess of 20 years including renewals. We also currently have 242,000 NRSF under development at two data centers (Houston and Phoenix) and 820,000 NRSF of additional powered shell space under roof and available for development. In addition, we have approximately 170 acres of land that are available for future data center facility development. Along with our primary product offering, leasing of colocation space, our customers are increasingly interested in our ancillary office and other space, which is listed separately in the following table. We believe our existing operating portfolio and development pipeline will allow us to meet the evolving needs of our existing customers and continue to attract new customers.

The following tables provide an overview of our operating and development properties as of March 31, 2013:

Facilities	Metropolitan Area	Annualized Rent(b)	Operating Net Rentable Square Feet (NRSF)(a)					Powered Shell Available for Future Development (NRSF)(h)	Available Utility Power (MW)(i)
			Colocation Space (CSF)(c)	Office & Other(d)	Supporting Infrastructure(e)	Total(f)	Percent Leased(g)
South
Southwest Fwy (Galleria)	Houston	$41,695,463	63,469	17,385	23,202	104,056	93%	—	15
Westway Park Blvd (Houston West)	Houston	$35,081,808	112,133	12,735	36,567	161,435	92%	3,000	14
S. State Hwy 121 Business (Lewisville)*	Dallas	$35,068,828	108,687	11,399	59,333	179,419	89%	—	20
Midway**	Dallas	$6,387,262	9,782	—	—	9,782	100%	—	1
E. Ben White Blvd (Austin 1)*	Austin	$5,917,525	16,223	21,376	7,516	45,115	94%	—	5
Metropolis Drive (Austin 2)*	Austin	$2,158,715	40,855	4,128	18,563	63,546	9%	—	10
Frankford Road (Carrollton)	Dallas	$1,959,672	47,366	24,330	36,522	108,218	13%	518,000	20
Westover Hills Blvd (San Antonio)	San Antonio	$1,250,954	35,765	172	25,777	61,714	17%	35,000	10
North Fwy (Greenspoint)**	Houston	$1,038,086	13,000	1,449	—	14,449	100%	—	1
Marsh Ln.**	Dallas	$1,029,705	2,245	—	—	2,245	100%	—	1
Bryan St.**	Dallas	$993,646	3,020	—	—	3,020	58%	—	1
South Ellis Street (Phoenix)	Arizona	$—	36,222	—	20,916	57,138	0%	45,000	100

South Total		$132,581,664	488,767	92,974	228,396	810,137	66%	601,000	196
Midwest
West Seventh Street (7th St.)***	Cincinnati	$33,218,452	193,003	5,744	158,194	356,941	96%	71,000	13
Fujitec Drive (Lebanon)	Cincinnati	$20,741,817	60,556	32,484	44,506	137,546	82%	90,000	12
Industrial Road (Florence)*	Cincinnati	$14,258,855	52,698	46,848	40,374	139,920	94%	—	10
Knightsbridge Drive (Hamilton)*	Cincinnati	$10,552,550	46,565	1,077	35,336	82,978	90%	—	5
Parkway (Mason)	Cincinnati	$5,897,705	34,072	26,458	17,193	77,723	99%	—	3
Springer Street (Lombard)*	Chicago	$2,246,842	13,560	4,115	12,231	29,906	54%	29,000	3
E. Monroe Street (Monroe St.)	South Bend	$1,494,608	6,350	—	6,478	12,828	70%	4,000	1
Goldcoast Drive (Goldcoast)	Cincinnati	$1,456,188	2,728	5,280	16,481	24,489	100%	14,000	1
Crescent Circle (Blackthorn)*	South Bend	$873,259	3,368	—	5,125	8,493	44%	11,000	1
McAuley Place (Blue Ash)*	Cincinnati	$546,645	6,193	6,950	2,166	15,309	71%	—	1

Midwest Total		$91,286,921	419,093	128,956	338,084	886,133	90%	219,000	50
International
Kestral Way (London)**	London	$1,606,182	10,000	—	—	10,000	39%	—	1
Jurong East (Singapore)**	Singapore	$270,952	3,200	—	—	3,200	12%	—	1

International Total		$1,877,134	13,200	—	—	13,200	33%	—	2

Total		$225,745,719	921,060	221,930	566,480	1,709,470	77%	820,000	248

*	Indicates properties in which we hold a leasehold interest in the building shell and land. All data center infrastructure has been constructed by us and owned by us.
**	Indicates properties in which we hold a leasehold interest in the building shell, land, and all data center infrastructure.
***	The information provided for the West Seventh Street (7th St.) property includes data for two facilities, one of which we lease and one of which we own.
(a)	Represents the total square feet of a building under lease or available for lease based on engineers’ drawings and estimates but does not include space held for development or space used by CyrusOne.
(b)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of March 31, 2013, multiplied by 12. For the month of March 2013, customer reimbursements were $20.3 million annualized and consisted of reimbursements by customers across all facilities with separately metered power. Customer reimbursements under leases with separately metered power vary from month-to-month based on factors such as our customers’ utilization of power and the suppliers’ pricing of power. From April 1, 2011 through March 31, 2013, customer reimbursements under leases with separately metered power constituted between 7.2% and 9.7% of annualized rent. After giving effect to abatements, free rent and other straight-line adjustments, our annualized effective rent as of March 31, 2013 was $236,267,428. Our annualized effective rent was greater than our annualized rent as of March 31, 2013 because our positive straight-line and other adjustments and amortization of deferred revenue exceeded our negative straight-line adjustments due to factors such as the timing of contractual rent escalations and customer prepayments for services.
(c)	CSF represents the NRSF at an operating facility that is currently leased or readily available for lease as colocation space, where customers locate their servers and other IT equipment.
(d)	Represents the NRSF at an operating facility that is currently leased or readily available for lease as space other than CSF, which is typically office and other space.

(e)	Represents infrastructure support space, including mechanical, telecommunications and utility rooms, as well as building common areas.
(f)	Represents the NRSF at an operating facility that is currently leased or readily available for lease. This excludes existing vacant space held for development.
(g)	Percent leased is determined based on NRSF being billed to customers under signed leases as of March 31, 2013 divided by total NRSF. Leases signed but not commenced as of March 31, 2013 are not included. Supporting infrastructure has been allocated to leased NRSF on a proportionate basis for purposes of this calculation.
(h)	Represents space that is under roof that could be developed in the future for operating NRSF, rounded to the nearest 1,000.
(i)	Represents installed power capacity that can be delivered to the facility by the local utility provider. Does not sum to total due to rounding.

(square feet rounded to nearest 1,000; dollars in millions)

		NRSF Under Development(a)
		Under Development					Under Development Costs(b)
Facilities	Metropolitan Area	Colocation Space (CSF)	Office & Other	Supporting Infrastructure	Powered Shell(c)	Total	Actual to Date	Estimated Costs to Completion	Total
South Ellis Street (Phoenix)	Arizona	—	36,000	17,000	32,000	85,000	$2	$11	$13
Westway Park Blvd (Houston West)	Houston	42,000	—	34,000	81,000	157,000	$20	$14	$34

Total		42,000	36,000	51,000	113,000	242,000	$22	$25	$47

(a)	Represents NRSF at a facility for which substantial activities have commenced to prepare the space for its intended use.
(b)	Represents management’s estimate of the total costs required to complete the current NRSF under development. There may be an increase in costs if customers require greater power density.
(c)	Represents NRSF under construction that, upon completion, will be powered shell available for future development into operating NRSF.

Our portfolio is currently leased to approximately 525 companies, many of which are leading global companies. The following table sets forth information regarding the 20 largest customers, including affiliates, in our portfolio based on annualized rent as of March 31, 2013:

	Principal Customer Industry(a)	Number of Locations	Annualized Rent(b)	Percentage of Portfolio Annualized Rent(c)	Weighted Average Remaining Lease Term in Months(d)
1	Telecommunications (CBI)(e)	7	$20,679,452	9.2%	17.0
2	Energy	4	$15,931,172	7.1%	5.5
3	Research and Consulting Services	3	$13,992,897	6.2%	6.4
4	Energy	2	$13,267,978	5.9%	1.7
5	Information Technology	2	$7,071,990	3.1%	49.0
6	Telecommunication Services	1	$6,976,397	3.1%	51.3
7	Financials	1	$6,000,225	2.7%	86.0
8	Information Technology	1	$4,890,027	2.2%	33.0
9	Telecommunication Services	1	$4,864,124	2.2%	73.0
10	Energy	2	$4,731,000	2.1%	40.0
11	Consumer Staples	1	$4,456,646	2.0%	108.4
12	Information Technology	1	$3,877,195	1.7%	95.0
13	Information Technology	2	$3,856,209	1.7%	94.1
14	Energy	3	$3,811,023	1.7%	2.1
15	Energy	1	$3,808,364	1.7%	16.7
16	Consumer Discretionary	1	$3,571,203	1.6%	38.0
17	Energy	1	$3,406,090	1.5%	27.0
18	Consumer Discretionary	1	$3,233,553	1.4%	8.8
19	Energy	1	$3,018,000	1.3%	6.0
20	Energy	1	$2,997,060	1.3%	10.6

			$134,440,605	59.7%	30.3

(a)	Includes affiliates.
(b)

Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of March 31, 2013, multiplied by 12. For the month of March 2013, customer reimbursements were $20.3 million annualized and consisted of reimbursements by customers across all facilities with separately metered power. Customer reimbursements under leases with separately metered power vary from month-to-month based on factors such as our customers’ utilization of power and the suppliers’ pricing of power. From April 1, 2011 through March 31, 2013, customer reimbursements under leases with separately metered power constituted between 7.2% and 9.7% of annualized rent. After giving effect to abatements, free rent and other straight-line adjustments, our annualized effective rent as of March 31, 2013 was $236,267,428. Our annualized effective rent was greater than our annualized rent as of March 31, 2013 because our positive straight-line and other adjustments and amortization of deferred revenue exceeded our negative straight-line adjustments due to factors such as the timing of contractual rent escalations and customer prepayments for services.
(c)	Represents the customer’s total annualized rent divided by the total annualized rent in the portfolio as of March 31, 2013, which was approximately $225.7 million.
(d)	Weighted average based on customer’s percentage of total annualized rent expiring and is as of March 31, 2013, assuming that customers exercise no renewal options and exercise all early termination rights that require payment of less than 50% of the remaining rents. Early termination rights that require payment of 50% or more of the remaining lease payments are not assumed to be exercised because such payments approximate the profitability margin of leasing that space to the customer, such that we do not consider early termination to be economically detrimental to us.
(e)	Includes information for both Cincinnati Bell Technology Solutions (CBTS) and Cincinnati Bell Telephone and two customers that have contracts with CBTS. We expect the contracts for these two customers to be assigned to us, but the consents for such assignments have not yet been obtained. Excluding these customers, Cincinnati Bell Inc. and subsidiaries represented 2.8% of our annualized rent as of March 31, 2013.

Lease Distribution

The following table sets forth information relating to the distribution of customer leases in the properties in our portfolio, based on NRSF under lease as of March 31, 2013::

NRSF Under Lease(a)	Number of Customers(b)	Percentage of All Customers	Total Leased NRSF(c)	Percentage of Portfolio Leased NRSF	Annualized Rent(d)	Percentage of Annualized Rent
0-999	426	81%	73,725	6%	$32,585,466	14%
1000-2499	36	7%	58,561	4%	$16,074,720	7%
2500-4999	22	4%	77,798	6%	$18,458,313	8%
5000-9999	15	3%	115,356	9%	$31,023,494	14%
10000+	28	5%	988,799	75%	$127,603,726	57%

Total	527	100%	1,314,239	100%	$225,745,719	100%

(a)	Represents all leases in our portfolio, including colocation, office and other leases.
(b)	Represents the number of customers in our portfolio utilizing data center, office and other space.
(c)	Represents the total square feet at a facility under lease and that has commenced billing, excluding space held for development or space used by CyrusOne. A customer’s leased NRSF is estimated based on such customer’s direct CSF or office and light-industrial space plus management’s estimate of infrastructure support space, including mechanical, telecommunications and utility rooms, as well as building common areas.
(d)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of March 31, 2013, multiplied by 12. For the month of March 2013, customer reimbursements were $20.3 million annualized and consisted of reimbursements by customers across all facilities with separately metered power. Customer reimbursements under leases with separately metered power vary from month-to-month based on factors such as our customers’ utilization of power and the suppliers’ pricing of power. From April 1, 2011 through March 31, 2013, customer reimbursements under leases with separately metered power constituted between 7.2% and 9.7% of annualized rent. After giving effect to abatements, free rent and other straight-line adjustments, our annualized effective rent as of March 31, 2013 was $236,267,428. Our annualized effective rent was greater than our annualized rent as of March 31, 2013 because our positive straight-line and other adjustments and amortization of deferred revenue exceeded our negative straight-line adjustments due to factors such as the timing of contractual rent escalations and customer prepayments for services.

Lease Expirations

The following table sets forth a summary schedule of the customer lease expirations for leases in place as of March 31, 2013 plus available space, for each of the 10 full calendar years beginning April 1, 2013, at the properties in our portfolio. Customers whose leases have been auto-renewed prior to March 31, 2013 are shown in the calendar year in which their current auto-renewed term expires. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and exercise all early termination rights that require payment of less than 50% of the remaining rents. Early termination rights that require payment of 50% or more of the remaining lease payments are not assumed to be exercised because such payments approximate the profitability margin of leasing that space to the customer, such that we do not consider early termination to be economically detrimental to us.

Year(a)	Number of Leases Expiring(b)	Total Operating NRSF Expiring	Percentage of Total NRSF	Annualized Rent(c)	Percentage of Annualized Rent	Annualized Rent at Expiration(d)	Percentage of Annualized Rent at Expiration
Available		395,231	23%
Month-to-Month	250	47,843	3%	$10,377,892	5%	$10,377,892	4%
Remainder of 2013	543	373,942	22%	$84,564,960	37%	$84,642,160	35%
2014	382	115,888	7%	$29,516,754	13%	$29,516,754	12%
2015	468	217,206	13%	$35,587,026	16%	$40,471,445	17%
2016	85	22,622	1%	$11,477,208	5%	$12,378,553	5%
2017	79	202,939	12%	$24,434,472	11%	$25,054,384	11%
2018	26	36,552	2%	$6,929,433	3%	$7,097,493	3%
2019	2	94,401	5%	$4,864,124	2%	$4,864,124	2%
2020	3	81,997	5%	$6,000,225	3%	$6,000,225	3%
2021	2	28,697	1%	$3,877,195	2%	$6,013,195	3%
2022	6	46,163	3%	$5,412,101	2%	$9,859,682	4%
2023—Thereafter	6	45,989	3%	$2,704,329	1%	$3,197,534	1%

Total	1,852	1,709,470	100%	$225,745,719	100%	$239,473,441	100%

(a)	Leases that were auto-renewed prior to March 31, 2013 are shown in the calendar year in which their current auto-renewed term expires. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and exercise all early termination rights that require payment of less than 50% of the remaining rents. Early termination rights that require payment of 50% or more of the remaining lease payments are not assumed to be exercised because such payments approximate the profitability margin of leasing that space to the customer, such that we do not consider early termination to be economically detrimental to us.
(b)	Number of leases represents each agreement with a customer. A lease agreement could include multiple spaces and a customer could have multiple leases.
(c)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of March 31, 2013, multiplied by 12. For the month of March 2013, customer reimbursements were $20.3 million annualized and consisted of reimbursements by customers across all facilities with separately metered power. Customer reimbursements under leases with separately metered power vary from month-to-month based on factors such as our customers’ utilization of power and the suppliers’ pricing of power. From April 1, 2011 through March 31, 2013, customer reimbursements under leases with separately metered power constituted between 7.2% and 9.7% of annualized rent. After giving effect to abatements, free rent and other straight-line adjustments, our annualized effective rent as of March 31, 2013 was $236,267,428. Our annualized effective rent was greater than our annualized rent as of March 31, 2013 because our positive straight-line and other adjustments and amortization of deferred revenue exceeded our negative straight-line adjustments due to factors such as the timing of contractual rent escalations and customer prepayments for services.
(d)	Represents the final monthly contractual rent under existing customer leases that had commenced as of March 31, 2013, multiplied by 12.

Market Rates and Renewals

We believe that our customers’ leases generally reflect current market rental rates. Market rental rates are difficult to compare on the basis of annualized rent per leased NRSF because of variability in location, power consumption and density, level of redundancy, total square footage under lease, lease length, connectivity and type of lease. In addition, new leases (including renewed leases) with an existing customer may include additional services, such as additional power or connectivity, which increase the rate but do not increase the customer’s NRSF, and customers may enter into multiple leases for the same space as they increase their services at a particular data center over time. These factors can produce significant swings in average rents by location for new leases, sometimes by as much as 100% or more period over period.

Because of the structure of our leases and their automatic renewal provisions, we focus on recurring rent churn in managing our business, rather than on rent per leased NRSF on renewal. Recurring rent churn measures reductions in recurring rent due to customer terminations, net pricing reductions or service reductions as a percentage of the annualized rent at the beginning of the applicable period, excluding any impact from metered power reimbursements. Our recurring rent churn for the three months ended March 31, 2013 was 0.4%, or 1.6% annualized, and 0.5% for the three months ended March 31, 2012. Our recurring rent churn for the year ended December 31, 2012 was approximately 4.6% and 3.0% for the year ended December 31, 2011.

Historical Capital Expenditures, Tenant Concessions and Improvement Costs, and Leasing Commissions

The following table sets forth certain information regarding historical recurring capital expenditures (excluding customer improvements) at the properties in our portfolio for the year ended December 31, 2012 and 2011:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Recurring capital expenditures (in millions)	$3.9	$1.8
Average NRSF during period	1,541,390	1,310,067

Recurring capital expenditures per square foot (NRSF)	$2.5	$1.4

For the 2012 fiscal year, the cost of recurring building improvements at the properties in our initial portfolio (excluding the cost of customer improvements) was approximately $4 million ($2.53 per square foot).

Nonrecurring capital expenditures are discretionary and vary substantially from period to period, based on management’s view as to whether such expenditures are merited by future income generation. As of December 31, 2012, nonrecurring capital expenditures at our properties were approximately $224 million.

We have not historically paid for tenant concessions or improvement costs. In addition, since customers are purchasing the data center “environment” that we have created in the data center, we do not pay for tenant improvements to such space.

Leasing commissions for the year ended December 31, 2012 and December 31, 2011 were $4.3 million and $3.9 million, respectively. Commissions are paid on the basis of new monthly recurring revenue. We primarily use our internal sales force; however, we are building our network of third-party brokers.

As of March 31, 2013, our property portfolio included 24 operating data centers in ten distinct markets (Austin, Chicago, Cincinnati, Dallas, Houston, London, Phoenix, San Antonio, Singapore and South Bend), collectively providing approximately 1,709,000 NRSF, and powered by approximately 248 MW of utility power. We own ten of the buildings in which our data center facilities are located. We lease the remaining 14 buildings, which account for approximately 600,000 NRSF, or approximately 36% of our total operating NRSF. These leased buildings accounted for 37% of our total annualized rent as of March 31, 2013. Of these leased facilities, four are considered to be strategic, two of which have purchase options or rights of first refusal and the other two have lease terms in excess of 20 years including renewals. We also currently have 242,000 NRSF under development at two data centers (Houston and Phoenix) and 820,000 NRSF of additional powered shell space under roof and available for development. In addition, we have approximately 170 acres of land that are available for future data center facility development. In the opinion of management, all of our properties are adequately covered by insurance.

Additional Descriptions of Material Real Property as of December 31, 2012

We are presenting additional data below for each property that comprises 10% or more of our total consolidated assets as of December 31, 2012 or that had gross revenues that amounted to 10% or more of our consolidated gross revenues for the year ended December 31, 2012.

There are many factors that can cause variability in annualized rent per leased NRSF. These factors include, but are not limited to, location, power consumption and density, level of redundancy, total square footage under lease, lease length, type of space under lease (CSF versus office space), type of lease (metered power versus full- service) and contractual escalators. Data center requirements can also vary significantly between customers. Our customer-centric focus allows us to tailor our products to the specific needs of our customers, which can cause the rent per leased NRSF to vary across our portfolio.

Southwest Fwy (Galleria), Houston, Texas

Our Southwest Fwy (Galleria) property is located five minutes from both downtown Houston and the Galleria area, where many major corporations are headquartered. The two acre facility is capable of providing approximately 16 MW of power and has 104,000 NRSF, of which 92% was leased as of December 31, 2012.

The building at 4211 Southwest Fwy was constructed in 1972 and underwent improvements in 2007-2008.

The following table presents summary data regarding our space in this property:

	NRSF
Property	Total Operating	Colocation Space	Office & Other Space	Available Utility Power (MW)	Number of Customers
Southwest Fwy (Galleria)	103,918	63,469	17,247	16	171

We have a large and diverse customer base of 171 customers at this location, and no single customer represents more than 10% of our total operating NRSF at this location.

The following table sets forth the available space and lease expirations at this location:

Southwest Fwy (Galleria)	Number of Leases Expiring	Total Operating NRSF Expiring	% of Total NRSF	Annualized Rent(a)	% of Annualized Rent	Annualized Rent at Expiration	% of Facility Annualized Rent at Expiration
Available		8,813	8%
Month-to-Month	89	8,676	8%	$2,806,531	6%	$2,806,531	6%
2013	337	44,310	43%	$18,462,014	42%	$18,463,723	42%
2014	156	17,375	17%	$11,433,185	26%	$11,433,185	26%
2015	136	11,287	11%	$4,226,393	10%	$4,226,440	9%
2016	7	12,025	12%	$6,491,223	15%	$6,977,918	16%
2017	8	1,432	1%	$567,398	1%	$568,959	1%

Total	733	103,918	100%	$43,986,744	100%	$44,476,756	100%

(a)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of December 31, 2012, multiplied by 12. For the month of December 2012, customer reimbursements for our Southwest Fwy (Galleria) facility were $1.1 million annualized and consisted of reimbursements by customers with separately metered power. Customer reimbursements under leases with separately-metered power vary from month-to-month based on factors such as our customers’ utilization of power and suppliers’ pricing of power.

The following table sets forth the percent leased and annualized rent per leased NRSF of this property since the date of its acquisition by us:

	Facility Total Operating NRSF	Percent Leased	Annualized Rent per Leased NRSF(b)
December 31, 2012	103,918	92%	$462.50
December 31, 2011	103,918	92%	$479.62
December 31, 2010(a)	103,918	89%	$458.38

(a)	This property was purchased in 2010 through the acquisition of Cyrus Networks, and we are unable to present information in a similar manner for years prior to 2010.
(b)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of the applicable date, multiplied by 12, and divided by the NRSF leased at the end of the period.

Fluctuations in annualized rent per leased NRSF at our Southwest Fwy (Galleria) property for the time periods shown above primarily relate to metered power billings that vary based on consumption.

We own Southwest Fwy (Galleria) partially in fee simple and partially pursuant to a long-term ground lease. For 2012, the annual real estate taxes were $0.3 million. We are conducting a comprehensive tax basis study, and we estimate our total federal tax basis in this property is approximately $244 million. Approximately $228 million of such tax basis will consist of real property that will be depreciated over 39 years on a straight-line basis. Approximately $16 million of such tax basis will be depreciated using the federal Modified Accelerated Cost Recovery System with 15-year or shorter recovery periods.

S. State Highway 121 Business (Lewisville), Lewisville, Texas

S. State Highway 121 Business (Lewisville) is located in the Convergence Technology Center, in very close proximity to the Dallas/Fort Worth International Airport. The facility is capable of providing eight MW of power and has approximately 177,000 NRSF, of which 88% was leased as of December 31, 2012.

We acquired our leasehold interest in this property with the acquisition of Cyrus Networks in June 2010. Originally constructed in 1979, we developed an additional 103,000 NRSF at this facility in 2011. Our remaining lease obligation associated with this facility was $17.9 million as of December 31, 2012, and is classified as other financing arrangements in our financial statements. Our base rental is $175,363 per month and steps up to $180,376 per month effective September 1, 2018. The lease expires in August 2023, and has two renewal options, each for a five-year period. Upon renewal, the rent will be reset at market rates.

The S. State Highway 121 Business (Lewisville) facility was designed for high density computing requirements and is equipped with a fully redundant and flexible power architecture to provide these services on demand. The facility’s distributed redundant design provides the flexibility and scalability for clients to select the level of redundancy and density required for their business needs. The facility’s power architecture is completely backed up on-site by fuel and battery reserves and is coupled to a cooling infrastructure, security and surveillance system that enables the facility to be concurrently maintainable, devoid of any single points of failure and highly secure. This facility is also connected to CyrusOne’s Texas IX, which affords access to over 100 telecommunications and internet carriers and provides carrier diversity and neutrality for us and our customers.

The building is currently used for data center operations, and we have no plans to further expand this data center as it is at its capacity.

The following table presents summary data regarding our space in this property:

	NRSF
Property	Total Operating	Colocation Space	Office & Other Space	Available Utility Power (MW)	Number of Customers
S. State Highway 121 Business (Lewisville)	177,336	108,867	9,316	8	72

The building currently services 72 customers, with one customer accounting for 16% of NRSF and another customer accounting for 12% of NRSF. No other customer accounts for more than 10% of NRSF.

The following table presents summary data regarding our principal customers at this location:

Principal Nature of Business of Customer	Lease Expiration	Renewal Options	Total Leased NRSF	Percentage of Facility Total Operating NRSF	Annualized Rent	Percentage of Facility Annualized Rent
Professional Services	Feb 2019	2 x 1 yr	28,687	16%	$3,608,814	11%
Information Technology	Varies(a)	*	20,766	12%	$176,086	1%

*	This lease will automatically renew on a month-to-month basis upon expiration of its initial term.
(a)	Customer has leases with expirations ranging from month-to-month to December 2013.

The following table sets forth the available space and lease expirations at this location:

S.State Hwy 121 Business (Lewisville)	Number of Leases Expiring	Total Operating NRSF Expiring	% of Total NRSF	Annualized Rent(a)	% of Annualized Rent	Annualized Rent at Expiration	% of Facility Annualized Rent at Expiration
Available		21,440	12%
Month-to-Month	15	13,363	8%	$241,577	1%	$241,577	1%
2013	82	43,541	25%	$14,064,435	41%	$14,140,863	38%
2014	87	17,622	10%	$4,550,457	13%	$4,550,457	12%
2015	106	18,492	10%	$6,011,137	18%	$6,036,910	16%
2016	7	4,980	3%	$2,296,479	7%	$2,619,436	7%
2017	8	18,424	10%	$1,712,730	5%	$1,826,461	5%
2018	1	469	0%	$72,252	0%	$72,252	0%
2019	—	—	0%	—	0%	—	0%
2020	—	—	0%	—	0%	—	0%
2021	2	28,678	16%	$3,608,814	11%	$5,744,814	15%
2022	2	10,318	6%	$1,484,220	4%	$2,431,764	6%

Total	310	177,327	100%	$34,042,101	100%	$37,664,534	100%

(a)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of December 31, 2012, multiplied by 12. For the month of December 2012, customer reimbursements for our S. State Hwy 121 Business (Lewisville) facilities were $2.0 million annualized and consisted of reimbursements by customers with separately metered power. Customer reimbursements under leases with separately-metered power vary from month-to-month based on factors such as our customers’ utilization of power and suppliers’ pricing of power.

The following table sets forth the percent leased and annualized rent per leased NRSF of this property since the date of its acquisition by us:

	Facility Total Operating NRSF	Percent Leased	Annualized Rent per Leased NRSF(b)
December 31, 2012	177,336	88%	$218.36
December 31, 2011	174,225	77%	$211.08
December 31, 2010(a)	70,764	71%	$425.05

(a)	This property was purchased in 2010 through the acquisition of Cyrus Networks, and we are unable to present information in a similar manner for years prior to 2010.
(b)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of the applicable date, multiplied by 12, and divided by the NRSF leased at the end of the period.

The decrease in annualized rent per leased NRSF over the time period shown above is directly attributable to the average size of the space the customers are leasing in the S. State Highway 121 Business (Lewisville) facility. The NRSF added to this facility in 2011 was leased to a small number of customers taking large footprints of space, in contrast with many customers leasing small amounts of space, racks and cabinets in the original building. Customers taking small amounts of space are generally under full-service leases and are not offered the price discounts given to customers taking large amounts of space.

As a tenant at the S. State Hwy 121 Business (Lewisville) facility, we do not directly pay real estate taxes as these taxes are included in operating expense recoveries collected by the landlord. We do, however, pay taxes to the Denton County Tax Office on personal property we own at the facility. For the 2012 fiscal tax year, these taxes totaled $0.1 million. We are conducting a comprehensive tax basis study, and upon completion, we estimate our total federal tax basis in this property will be $116 million. Approximately $103 million of such tax basis will consist of real property that will be depreciated over 39 years on a straight-line basis. Approximately $13 million of our tax basis will be depreciated using the federal Modified Accelerated Cost Recovery System with 15-year or shorter recovery periods.

West Seventh Street (7th St.), Cincinnati, Ohio

229 West Seventh Street

The West Seventh Street (7th St.) facility consists of the facilities at 229 and 209 West Seventh Street. 229 West Seventh Street is a 14-story building located in downtown Cincinnati on approximately one acre of land and serves data center floors throughout the building with varying levels of reliability based upon specific customer needs. Built in 1975, the building construction consists of a reinforced concrete frame with exterior masonry finish. The building contains a high-grade electrical system and either concrete or raised floors. The property has a common utility infrastructure shared with 209 West Seventh Street. The 229 West Seventh Street property hosts the chillers and electrical systems for both buildings, while the 209 West Seventh Street property hosts the water supply, boilers and fuel storage. Access control, security and surveillance systems for the building and property are of the highest quality.

229 West Seventh Street is capable of providing 11 MW of power. Improvements were made in 2008 and 2009 to improve the power, electrical systems, chillers and other infrastructure.

The total NRSF in this building is 347,536. Currently, we occupy 300,732 NRSF in this building. Our space in this building is primarily data center space which is leased to customers. We purchased this property in November 2012 for approximately $18 million. Cincinnati Bell Telephone (“CBT”) currently occupies 46,804 NRSF in this facility. In November 2012, we entered into a lease agreement with CBT for this space for a period of five years, with three renewal options of five years.

209 West Seventh Street

209 West Seventh Street consists of a 12-story building on 0.65 acres of land located in downtown Cincinnati. Built in 1929, the building construction consists of a reinforced concrete frame with either concrete or raised floors. The portion of the facility that we lease is capable of providing approximately two MW of power to our data center space. 209 West Seventh Street, along with 229 West Seventh Street, serves as the primary telecommunications switching system for the greater Cincinnati region. As described above, this property has a common utility infrastructure shared with 229 West Seventh Street.

We currently lease 28,150 NRSF in this building from CBT. In November 2012, we entered into a new lease for this space for a period of five years, with three renewal options of five years each. Our space in this building is a mix of both CSF and office space which is leased to customers.

Concurrent with the acquisition of 229 West Seventh Street, described above, we executed a reciprocal easement and shared services agreement with CBT, pursuant to which CBT will provide certain utilities and other services to CyrusOne and CyrusOne will provide certain utilities and other services to CBT, in connection with the ongoing operation and maintenance of both buildings.

The following table presents summary data regarding our space in these properties:

	NRSF
Property	Total Operating	Colocation Space	Office & Other Space	Available Utility Power (MW)	Number of Customers
West Seventh Street (7th Street)	375,686	208,918	5,744	13	100

These properties currently service 100 customers, with three customers accounting for a total of 71% of NRSF and no other customer accounting for more than 10% of NRSF.

The following table presents summary data regarding our principal customers at these locations combined:

Principal Nature of Business of Customer	Lease Expiration	Renewal Options	Total Leased NRSF		Percentage of Facility Total Operating NRSF	Annualized Rent	Percentage of Facility Annualized Rent
Professional Services	Dec. 2015	None	129,428	(a)	34%	$2,286,992	7%
Telecommunications	Apr. 2019	2x5yrs	91,456		24%	$4,924,557	16%
Telecommunications (CBT)	Sept. 2017	3x5yrs	46,804		12%	$4,150,608	13%

(a)	This contract was renewed in the fourth quarter of 2012, and on January 1, 2013, this customer reduced their CSF by 11,500, or an estimated 20,000 NRSF. The rate on the retained space more than doubled, and the estimated annualized rent for January 2013 from this customer will be approximately $4.5 million. The returned space was decommissioned and will be held for future redevelopment.

The following table sets forth the available space and lease expirations at these locations:

West Seventh Street (7th St.)	Number of Leases Expiring	Total Operating NRSF Expiring	% of Total NRSF	Annualized Rent(a)	% of Annualized Rent	Annualized Rent at Expiration	% of Facility Annualized Rent at Expiration
Available		14,878	4%
Month-to-Month	7	23,560	6%	$3,776,694	12%	$3,776,694	10%
2013	76	58,733	16%	$13,571,345	43%	$13,571,345	38%
2014	14	1,658	1%	$596,496	2%	$596,496	2%
2015	25	131,158	35%	$3,050,504	10%	$7,180,734	20%
2016	—	—	0%	—	0%	—	0%
2017	3	54,243	14%	$5,574,919	18%	$5,576,783	16%
2018	—	—	0%	—	0%	—	0%
2019	2	91,456	24%	$4,924,557	15%	$4,924,557	14%

Total	127	375,686	100%	31,494,515	100%	$35,626,609	100%

(a)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of December 31, 2012, multiplied by 12. For the month of December 2012, customer reimbursements for our West Seventh Street (7th St.) facility were $2.6 million annualized and consisted of reimbursements by customers with separately metered power. Customer reimbursements under leases with separately-metered power vary from month-to-month based on factors such as our customer’s utilization of power and suppliers’ pricing of power.

The following table sets forth the percent leased and annualized rent per leased NRSF of these properties for each of the last five years:

Date	Facility Total Operating NRSF		Percent Leased	Annualized Rent per Leased NRSF(a)
December 31, 2012	375,686	(b)	96%	$87.29
December 31, 2011	406,127		97%	$73.04
December 31, 2010	406,127		96%	$71.42
December 31, 2009	406,127		98%	$78.76
December 31, 2008	407,328		89%	$69.11

(a)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of the applicable date, multiplied by 12, and divided by the NRSF leased at the end of the period.
(b)	A customer contract was renewed in the fourth quarter of 2012, and on January 1, 2013, this customer reduced their CSF by 11,500, or an estimated 20,000 NRSF. The returned space was decommissioned and will be held for future redevelopment; as such, this NRSF will decrease by approximately 20,000 NRSF in 2013.

Annualized rent per leased NRSF at the West Seventh Street (7th Street) property is lower than that of our other properties in our portfolio primarily due to the lower power density at this facility.

As a tenant or former tenant in these locations, we did not directly pay real estate taxes, although such taxes are included in operating expenses recovered by the landlord. For 2012, the annual real estate taxes on West Seventh Street (7th Street) were $0.5 million for 229 West Seventh Street and $0.3 million for 209 West Seventh Street.

Westway Park Blvd. (Houston West), Houston, Texas

Westway Park Blvd (Houston West) is located 20 minutes west of downtown Houston. This two story building was originally constructed in 2010 and is solely used for data center operations. The 157,000 NRSF facility is 82% leased and is capable of providing 12 MW of power. In July 2012, we purchased six acres of land adjacent to the facility, and we have begun to construct an expansion on this property to add up to six MW of distributed redundant power and 157,000 NRSF to the facility. This development is expected to be completed in the first quarter of 2013. A distributed redundant power architecture in this facility ensures high availability of power to mission-critical information systems and equipment and access to the most robust and reliable telecommunication networks. This facility has been built to sustain potential Houston weather risks, employing a high wind rated roof and concrete walls, and contains extensive security measures, such as perimeter fencing, dual authentication, biometric access systems, video surveillance and 24-hour security guards. This facility is also connected to CyrusOne’s Texas IX, which affords access to over 100 telecommunications and internet carriers and provides carrier diversity and neutrality for us and our customers.

The following table presents summary data regarding our space in this property:

Property	Total Operating	NRSF Colocation Space	Office & Other Space	Available Utility Power (MW)	Number of Customers
Westway Park Blvd. (Houston West)	156,556	112,133	8,749	12	63

The following table presents summary data regarding our principal customers at this location:

Principal Nature of Business of Customer	Lease Expiration		Renewal Options	Total Leased NRSF	Percentage of Facility Total Operating NRSF	Annualized Rent	Percentage of Facility Annualized Rent
Telecommunication Services	Varies	(a)	None	38,915	25%	$6,537,900	18%
Energy	Varies	(b)	*	17,765	11%	$3,152,567	9%
Energy	Varies	(c)	None	16,046	10%	$3,858,120	11%

(a)	Expirations primarily in 2015 and 2018 with less than 1% of annualized rent or NRSF expiring in 2013 and 2014. The weighted average remaining life of the customer’s leases is 54 months.
(b)	Expirations vary between 2013 and 2017 with 68% of the annualized rent and 55% of the NRSF expiring in 2017. The weighted average remaining life of the customer’s leases is 43 months.
(c)	Expirations vary between 2013 and 2015 with 60% of the annualized rent and 47% of the NRSF expiring in 2015. The weighted average remaining life of the customer’s leases is 20 months.
*	Leases contain auto-renewal for original lease duration; current leases in effect have original durations of either 3 or 7 years.

The following table sets forth the available space and lease expirations at this location:

Westway Park Blvd (Houston West)	Number of Leases Expiring	Total Operating NRSF Expiring	% of Total NRSF	Annualized Rent(a)	% of Annualized Rent	Annualized Rent at Expiration	% of Facility Annualized Rent at Expiration
Available		28,099	18%
Month-to-Month	6	6,180	4%	$1,224,457	3%	$1,224,457	3%
2013	72	31,604	20%	$14,698,705	41%	$14,698,705	37%
2014	53	12,190	8%	$3,463,439	9%	$3,463,439	9%
2015	104	41,123	26%	$7,433,239	21%	$10,759,651	27%
2016	5	886	1%	$418,866	1%	$418,866	1%
2017	14	15,765	10%	$4,225,487	12%	$4,225,487	11%
2018	4	17,993	11%	$3,516,839	10%	$3,517,303	9%
2019	—	—	0%	—	0%	—	0%
2020	—	—	0%	—	0%	—	0%
2021	1	2,716	2%	$1,037,160	3%	$1,037,160	3%

Total	259	156,556	100%	$36,018,192	100%	$39,345,068	100%

(a)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of December 31, 2012, multiplied by 12. For the month of December 2012, customer reimbursements for our Westway Park Blvd (Houston West) facility were $8.4 million annualized and consisted of reimbursements by customers with separately metered power. Customer reimbursements under leases with separately-metered power vary from month-to-month based on factors such as our customers’ utilization of power and suppliers’ pricing of power.

The following table sets forth the percent leased and annualized rent per leased NRSF of this property since the date of its acquisition by us:

Date	Facility Total Operating NRSF	Percent Leased	Annualized Rent per Leased NRSF(b)
December 31, 2012	156,556	82%	$280.39
December 31, 2011	122,233	68%	$198.82
December 31, 2010(a)	81,115	77%	$129.58

(a)	This property was purchased in 2010 through the acquisition of Cyrus Networks, and we are unable to present information in a similar manner for years prior to 2010.
(b)	Represents monthly contractual rent (defined as cash rent including customer reimbursements for metered power) under existing customer leases as of the applicable date, multiplied by 12, and divided by the NRSF leased at the end of the period.

The increase in annualized rent per leased NRSF from 2010 to 2012 is primarily attributable to new customers leasing NRSF at Westway Park Blvd (Houston West) with higher power densities. These customers are primarily in the oil and gas industry and are performing seismic analysis, which require significant power density per NRSF to support their hardware. The annualized rent for certain of our oil and gas customers at this facility exceeded $600 per NRSF in 2012.

We own Westway Park Blvd (Houston West) in fee simple. For 2012, the annual real estate taxes were $0.6 million. We are conducting a comprehensive tax basis study, and we estimate our total federal tax basis in this property is approximately $210 million. Approximately $155 million of such tax basis will consist of real property that will be depreciated over 39 years on a straight-line basis. Approximately $55 million of such tax basis will be depreciated using the federal Modified Accelerated Cost Recovery System with 15-year or shorter recovery periods.

Selected Other Operating Properties

The following provides a summary of three of our other key properties although they did not comprise 10% or more of our total consolidated assets as of December 31, 2012 or have gross revenues that amounted to 10% or more of our consolidated gross revenues for the year ended December 31, 2012.

Kingsview Dr. (Lebanon), Cincinnati, Ohio

Kingsview Dr. (Lebanon) is located approximately 40 minutes northeast of downtown Cincinnati. This facility was constructed in 2009 and is used solely for data center operations. The total capacity at this facility is approximately 138,000 NRSF, of which 81% was leased as of December 31, 2012, and the facility is capable of providing 12 MW of power. Additionally, the facility has 90,000 NRSF of powered shell and approximately 98 acres of land at this site for future development. This facility employs the use of outside air economizers when temperatures drop below 46 degrees Fahrenheit to achieve operational efficiencies. Redundant power architectures support continuous availability of power to our customers’ critical information systems and equipment. This facility also provides 24-hour monitoring for the critical infrastructure as six different levels of security access are controlled with a comprehensive video surveillance system for internal and external monitoring.

Frankford Rd. (Carrollton), Carrollton, Texas

In January 2012, we purchased a 30-acre parcel of land in Carrollton, Texas. The purchase price of this property was $23.4 million dollars. This property holds approximately 600,000 NRSF of space and is expected to be one of the largest data center buildings in the state of Texas. The facility will offer nearly 400,000 CSF and 60,000 NRSF of Class A office space. This property is expected to provide up to 250 watts per square foot from dedicated primary circuits with redundant utility feeds of up to 60 MW and access to the most robust and reliable telecommunications networks. The mechanical infrastructure being deployed will allow the facility to be one of the industry’s most efficient to operate. We commissioned 47,000 CSF at this site in July 2012.

Westover Hills Blvd. (San Antonio), San Antonio, Texas

In December 2011, we purchased a 10-acre parcel of land and building in San Antonio, Texas. The purchase price of this property was $7.6 million, of which $4.6 million was allocated to land, with the remaining $3.0 million allocated to the building. This facility is expected to provide between 150–200 watts per square foot from dedicated primary circuits with redundant utility feeds of up to 20 MW and access to reliable telecommunications networks. We commissioned 36,000 CSF at this site in July 2012.

South Ellis Street (Phoenix), Phoenix, Arizona

In September 2011, we purchased 56-acres of land to build a one million square foot data center in Chandler, Arizona. The purchase price of this property was $14.8 million. CyrusOne is the first company to be located in Continuum, a 152-acre master-planned science and technology business park located in the Price Corridor in Chandler. Upon completion, the data center is expected to become one of the largest in the country, with 100 MW of power capacity delivered from an onsite substation. Construction of Phase I began in the second quarter 2012 on the building shell and 66,000 NRSF. We commissioned the initial build of this space in the fourth quarter of 2012.

Facility Leasing Arrangements

The following table summarizes the remaining primary term, renewal rights, purchase rights and monthly base rent as of December 31, 2012 associated with properties that we lease from third parties:

Property*	Current Lease Term Expiration	Renewal Rights/ Purchase Rights	Current Monthly Base Rent	Base Rent Increases at Renewal	Lease Type
S. State Hwy 121 Business (Lewisville)(b)	August-2023	2 x 5 years	$175,363	FMR(a)	Triple net(i)

Industrial Road (Florence)(c)	November-2020	3 x 5 years(g)	$89,547	104% of prior base rent	Triple net

Knightsbridge Drive (Hamilton)(c)	January-2018	1 x 5 years(h)	$119,078	Lesser of FMR or 115% of prior base rent	Triple net

Metropolis Drive (Austin 2)(b)	December-2026	3 x 5 years(h)	$20,000	Lesser of current rent base and 95% of FMR	Triple net

Springer Street (Lombard)(c)(1)	March-2020	2 x 5 years(h)	$40,330	104% of prior base rent	Triple net

E. Ben White Blvd. (Austin 1)(b)	February-2020	2 x 5 years(h)	$31,000	FMR	Triple net

209 West Seventh Street (7th Street)	November 2017	3 x 5 years	$5,459	101% prior base rent(d)	Triple net

Crescent Circle (Blackthorn)(c)	May-2019	2 x 5 years(h)	$12,017	Base rate plus 50% of gross CPI over prior lease term	Triple net

Midway(e)	July-2013	4 x 1 year	$328,514	103% of prior base rent	Gross(j)

Kestral Way (London) Data Hall One(b)	February 2023(f)	Statutory renewal rights	GBP 91,674	103% of prior base rent	Modified gross(k)

Jurong East (Singapore)(c)	November-2021	2 x 5 years	SGD16,576	103% of prior base rent	Triple net

Other (four properties)	July-2013 – August-2023		$19,590 – $55,671	Varies	Gross

*	Excludes our Southwest Fwy (Galleria) facility, for which we will be the owner partially in fee simple and partially pursuant to a long-term ground lease.
(a)	FMR represents “fair market rent” as determined by mutual agreement between landlord and tenant or, in the case of a disagreement, mutual agreement by third-party appraisers.
(b)	Other financing arrangement. Other financing arrangements represent leases of real estate where the Predecessor was involved in the construction of structural improvements to develop these buildings into data centers. When the Predecessor bears substantially all the construction period risk, such as managing or funding construction, the Predecessor is deemed to be the accounting owner of the leased property. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.
(c)	Capital lease.
(d)	The increase is applied annually not at renewal.
(e)	Operating lease.
(f)	Expiration date will be extended to be coterminous with the 10-year term of the lease for Data Hall 2, which has not yet commenced as of December 31, 2012.
(g)	We hold an option to purchase this property at the expiration of the initial term for $9 million, as well as a right of first refusal to purchase this property before such expiration if the landlord receives a bona fide third-party purchase offer. On May 3, 2013, we also purchased the Industrial Road (Florence) data center facility for a total purchase price of $10.5 million.
(h)	We hold a right of first refusal to purchase this property if the landlord receives a bona fide third-party purchase offer.
(i)	Under a triple net lease, we are generally responsible for an agreed upon proportionate share of the landlord’s operating expenses, including expenses for insurance, property taxes, maintenance and repairs.
(j)	Under a gross lease, the landlord’s operating expenses are included within our base rent and not separately payable by us.
(k)	Certain statutory taxes and landlord’s environmental costs can be passed through to the tenant, in addition to base rent charges.
(l)	On May 1, 2013, we executed our buyout option to purchase the Springer Street (Lombard) data center facility for $5.5 million.

Regulation

General

Properties in our submarkets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of our properties has the necessary permits and approvals for us to operate our business.

Environmental Matters

We are subject to laws and regulations relating to the protection of the environment, in particular with respect to the storage of diesel fuel for auxiliary or emergency power. These laws and regulations govern, among other things, the management and disposal of hazardous materials, emissions to air and discharges to water, the cleanup of contaminated sites and health and safety matters. While we believe that our operations are in substantial compliance with environmental, health, and human safety laws and regulations, as an owner or operator of property and in connection with the current and historical use of hazardous materials and other operations at its sites, we could incur significant costs, including fines, penalties and other sanctions, cleanup costs and third-party claims for property damages or personal injuries, as a result of violations of or liabilities under environmental laws and regulations.

Many of our sites include the bulk storage of diesel fuel in above ground, and in a few cases underground, storage tanks for back-up generator use. These operations also include the use of batteries, which we recycle or dispose of at the end of their useful life via third-party service providers. Some of our sites also have a history of previous commercial operations, including past underground storage tanks. We also may acquire or develop sites in the future with unknown environmental conditions from historical operations. Although we are not aware of any sites at which we currently have material remedial obligations, the imposition of remedial obligations as a result of spill or the discovery of contaminants in the future could result in significant additional costs to us.

Our operations also require us to obtain permits and other governmental approvals and to develop response plans in connection with the use of our generators or other operations. These requirements could restrict our operations or delay the development of data centers in the future. In addition, we could incur significant costs complying with environmental laws or regulations that are promulgated in the future.

Insurance

We carry commercial liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our company’s management, the properties in our portfolio are currently adequately insured. We do not carry insurance for generally uninsured losses such as loss from war. In addition, we carry earthquake insurance on our properties in an amount and with deductibles which we believe are commercially reasonable. Certain of the properties in our portfolio are located in areas known to be seismically active. See “Risk Factors—Risks Related to Our Business and Operations—Any losses to our properties that are not covered by insurance, or that exceed our policy coverage limits, could adversely affect our business, financial condition and results of operations.”

Competition

We compete with numerous developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same submarkets in which our properties are located, but which have lower occupancy rates than our properties. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, we may lose potential customers and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers when our customers’ leases expire.

Employees

We employ approximately 250 persons. None of these employees are represented by a labor union.

Financial Information

For financial information related to our operations, please refer to the financial statements including the notes thereto, included in this prospectus.

LEGAL PROCEEDINGS

In the ordinary course of our business, from time to time we are subject to claims and administrative proceedings, none which are currently outstanding which we believe would have, individually or in the aggregate, a material effect on our business, financial condition and results of operations, liquidity and cash flows.

MANAGEMENT

CyrusOne LP is a subsidiary of CyrusOne Inc. and is managed by its general partner, CyrusOne GP, whose outstanding interests are owned by CyrusOne Inc. CyrusOne GP, a statutory trust, is managed by CyrusOne Inc., its sole trustee. The members of the board of directors of CyrusOne Inc., are listed below. The sole member of the boards of directors of CyrusOne Finance Corp., CyrusOne TRS Inc., and CyrusOne Foreign Holdings LLC (the “LP Subs”) is Gary J. Wojtaszek, an executive officer of CyrusOne Inc. CyrusOne LLC is a member managed limited liability company. The sole member of CyrusOne LLC is CyrusOne LP. The executive officers of CyrusOne GP, the LP Subs and CyrusOne LLC are the same as the executive officers of CyrusOne Inc., listed below. The senior management of our company includes individuals who have substantial experience in the data center and communications industry. Set forth below is a brief biographical description of each of these individuals.

CyrusOne Inc. Board of Directors

Gary J. Wojtaszek, 47, is the President and Chief Executive Officer and has been a member of the board of directors since January 2013, of CyrusOne Inc. Mr. Wojtaszek was appointed to CBI’s board of directors on July 29, 2011, and was named President of CyrusOne effective August 5, 2011. Upon consummation of CyrusOne’s initial public offering, Mr. Wojtaszek resigned as a member of CBI’s board of directors. Prior to becoming the President of CyrusOne in August 2011, Mr. Wojtaszek served as Chief Financial Officer of CBI beginning July 2008 and as Senior Vice President, Treasurer and Chief Accounting Officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun-off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the Vice President of Corporate Finance, overseeing all Controllership, Tax and Treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek has an MBA from Columbia University and a BA from Rutgers University. Having previously served as CBI’s Chief Financial Officer and President of CyrusOne, Mr. Wojtaszek brings to our board of directors critical knowledge and understanding of the data center colocation business coupled with an in-depth understanding of the company’s capital structure.

John F. Cassidy, 58, has been the Chairman of the board of directors of CyrusOne Inc. since January 2013. Mr. Cassidy served as the President and Chief Executive Officer of CBI from July 2003 to January 2013 and a director of CBI since September 2002. Effective January 31, 2013, Mr. Cassidy retired as President and Chief Executive Officer of CBI and was appointed Vice Chairman of CBI’s Board of Directors. Mr. Cassidy has held various other positions within CBI, including President and Chief Operating Officer of Cincinnati Bell Telephone Company and President of Cincinnati Bell Wireless Company. Having served as CBI’s Chief Executive Officer from 2003 to 2013, including during the expansion of CBI’s data center business, including the acquisition of Cyrus Networks, Mr. Cassidy brings to our board of directors critical knowledge and understanding of the products and services offered by CyrusOne, as well as a thorough understanding of the telecommunications industry in which it operates.

William E. Sullivan, 58, has been a member of the board of directors of CyrusOne Inc. since January 2013. Mr. Sullivan is our lead independent director and the chair of our audit committee. From March 2007 to May 2012, Mr. Sullivan served as the Chief Financial Officer of ProLogis Inc., a REIT operating as an owner, manager and developer of distribution facilities. Prior to that, Mr. Sullivan served as the Chairman and Chief Executive Officer of SiteStuff, Inc., beginning in June 2001. SiteStuff, Inc. is a procurement solutions company specializing in real estate property and facility management. Mr. Sullivan worked for Jones Lang LaSalle, and its predecessor LaSalle Partners, in a variety of positions from 1984 to 2001, including as Chief Financial Officer from 1997 to 2001 and as a member of the board of directors from 1997 to 1999. As a result of this background,

Mr. Sullivan brings to our board of directors a comprehensive understanding of the commercial real estate industry coupled with extensive REIT management experience.

Roger T. Staubach, 71, has been a member of the board of directors of CyrusOne Inc. since January 2013. Mr. Staubach has been the Executive Chairman, Americas, and a Director of Jones Lang LaSalle since July 2008. Mr. Staubach founded The Staubach Company in 1977 and served as its Chairman and Chief Executive Officer until June 2007, when he became its Executive Chairman. The Staubach Company merged with Jones Lang LaSalle in July 2008. A 1965 graduate of the United States Naval Academy with a B.S. degree in Engineering, Mr. Staubach served for four years as a Navy officer. He then joined the Dallas Cowboys professional football team as its quarterback, from which he retired in March 1980. Mr. Staubach is a member of the board of directors of Cinemark Holdings, Inc. and AMR Corporation, the parent company of American Airlines. Mr. Staubach was also the Chairman of the Host Committee for Super Bowl XLV, which was held in North Texas at the beginning of 2011. He has received numerous honors for his leadership in business, civic, philanthropic and athletic activities, including the 2006 Congressional Medal of Honor “Patriot Award” and the 2007 Horatio Alger Award. He has also been inducted into the Texas Business Hall of Fame and named a “Distinguished Graduate” by the United States Naval Academy. As a result of his long tenure as a chief executive officer, coupled with his experience as a Navy officer and then the quarterback for a highly successful professional football team, Mr. Staubach brings to our board of directors leadership qualities and perspectives on the importance of corporate ethics and integrity that will be valuable to its oversight of the Company. His years of building a significant real estate business add entrepreneurial and marketing expertise that are important to the oversight of our growth and our ability to innovate and serve clients within the real estate industry.

T. Tod Nielsen, 48, has been a member of the board of directors of CyrusOne Inc. since January 2013. Mr. Nielsen is the Co-President, Applications Platform of VMware, Inc. Mr. Nielsen served as VMware’s Chief Operating Officer from January 2009 to January 2011. Prior to that, he served as President and Chief Executive Officer of Borland Software Corporation from November 2005 to December 2008. From June 2005 to November 2005, Mr. Nielsen served as Senior Vice President, Marketing and Global Sales Support for Oracle Corporation, an enterprise software company. From August 2001 to August 2004, he served in various positions at BEA Systems, Inc., a provider of application infrastructure software, including Chief Marketing Officer and Executive Vice President, Engineering. Mr. Nielsen also spent 12 years with Microsoft in various roles, including General Manager of Database and Developer Tools, Vice President of Developer Tools, and at the time of his departure, Vice President of Microsoft’s platform group. Mr. Nielsen is a current director of Club Holdings LLC and MyEdu. As a result of his background, Mr. Nielsen brings to our board of directors a strong technical background in software development, coupled with extensive management experience and knowledge of the information technology market.

Alex Shumate, 62, has been a member of the board of directors of CyrusOne Inc. since January 2013. Mr. Shumate is also a member of our audit committee and serves as the chair of the compensation committee. Mr. Shumate is currently the Managing Partner, North America, of Squire, Sanders & Dempsey (US) LLP (an international law firm) since 2009. Prior to that, he served as the Managing Partner of the Columbus, Ohio office of Squire Sanders since 1991. He is a current director of The J.M. Smucker Company. He also served as a director of the Wm. Wrigley Jr. Company from 1998 until its acquisition in 2008, as well as Nationwide Financial Services from 2002 until its acquisition in 2009. He served as a director of CBI from 2005 to January 2013. Mr. Shumate resigned as a member of CBI’s board of directors effective January 24, 2013 upon consummation of CyrusOne’s initial public offering. With his legal background, his years of experience serving as the managing partner of a major law firm, and his service on the boards of other publicly-traded companies, including CBI, Mr. Shumate brings to our board of directors demonstrated managerial ability and a thorough understanding of the principles of good corporate governance.

Melissa E. Hathaway, 44, has been a member of the board of directors of CyrusOne Inc. since January 2013. Ms. Hathaway is also a member of our audit committee and our compensation committee and serves as the chair of our nominating and corporate governance committee. Ms. Hathaway is President of Hathaway Global

Strategies, LLC and a Senior Advisor at Harvard Kennedy School’s Belfer Center, roles she has held since August 2009. Ms. Hathaway also served on the board of directors of Terremark Worldwide from February 2010 until its acquisition by Verizon Communications Inc. in March 2011. Previously, from February 2009 to August 2009, she led the development of the Cyberspace Policy Review in her role as the Acting Senior Director for Cyberspace in the National Security Council of President Barack Obama’s administration. Prior to that, from March 2007 to February 2009, Ms. Hathaway served as Cyber Coordination Executive and Director of the Joint Interagency Cyber Task Force in the Office of the Director of National Intelligence under President George W. Bush. Before working in the Obama and Bush administrations, from June 1993 to February 2007, Ms. Hathaway was a Principal with Booz Allen & Hamilton, Inc., where she led the information operations and long-range strategy and policy support business units. Her efforts at Booz Allen supported key offices within the Department of Defense and Intelligence Community, including the U.S. Southern Command, the U.S. Pacific Command, the Office of the Secretary of Defense for Net Assessment, the Central Intelligence Agency, the Defense Intelligence Agency and the Office of the Director of National Intelligence. As a result of her background, Ms. Hathaway brings to our board of directors more than 20 years of high-level public and private-sector experience and is considered one of the leading experts on cyber security matters.

David H. Ferdman, 46, has been a member of the board of directors of CyrusOne Inc. since January 2013. Mr. Ferdman was the founder of Cyrus Networks, where he served as President and Chief Executive Officer from 2000 until June 2010. Mr. Ferdman served as the President of Cyrus Networks until August 2011 and served as the Chief Strategy Officer of CyrusOne until January 2013. Upon consummation of CyrusOne’s initial public offering, Mr. Ferdman resigned from his employment with the Company. Prior to founding Cyrus Networks, Mr. Ferdman was the Chief Operating Officer and co-founder of UWI Association Programs (d/b/a Eclipse Telecommunications), a facilities-based telecommunications service provider (“UWI”). As Chief Operating Officer of UWI, Mr. Ferdman was instrumental in the company’s rapid growth, which culminated in its acquisition by IXC Communications (now part of Level 3 Communications Inc.) in 1998. As a result of his background, Mr. Ferdman brings to our board of directors a comprehensive understanding of our business coupled with extensive experience in the data center industry.

CyrusOne Finance Corp., CyrusOne TRS Inc. and CyrusOne Foreign Holdings LLC’s Boards of Directors

Gary J. Wojtaszek, 47, is the President and Chief Executive Officer and has been a member of the board of directors of each LP Sub since January 2013. Mr. Wojtaszek was appointed to CBI’s board of directors on July 29, 2011, and was named President of CyrusOne effective August 5, 2011. Upon consummation of CyrusOne’s initial public offering, Mr. Wojtaszek resigned as a member of CBI’s board of directors. Prior to becoming the President of CyrusOne in August 2011, Mr. Wojtaszek served as Chief Financial Officer of CBI beginning July 2008 and as Senior Vice President, Treasurer and Chief Accounting Officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun-off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the Vice President of Corporate Finance, overseeing all Controllership, Tax and Treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek has an MBA from Columbia University and a BA from Rutgers University. Having previously served as CBI’s Chief Financial Officer and President of CyrusOne, Mr. Wojtaszek brings to our board of directors critical knowledge and understanding of the data center colocation business coupled with an in-depth understanding of the company’s capital structure.

CyrusOne Inc., CyrusOne GP, CyrusOne Finance Corp., CyrusOne TRS Inc., CyrusOne Foreign Holdings LLC and CyrusOne LLC Executive Officers

Gary J. Wojtaszek, 47, is the President and Chief Executive Officer of CyrusOne Inc., CyrusOne GP, each of the LP Subs and CyrusOne LLC. Mr. Wojtaszek was appointed to CBI’s board of directors on July 29, 2011, and was named President of CyrusOne effective August 5, 2011. Upon consummation of CyrusOne’s initial public offering, Mr. Wojtaszek resigned as a member of CBI’s board of directors. Prior to becoming the President of CyrusOne in August 2011, Mr. Wojtaszek served as Chief Financial Officer of CBI beginning July 2008 and as Senior Vice President, Treasurer and Chief Accounting Officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun-off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the Vice President of Corporate Finance, overseeing all Controllership, Tax and Treasury functions. Mr. Wojtaszek started his career in General Motors Company’s New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek has an MBA from Columbia University and a BA from Rutgers University. Having previously served as CBI’s Chief Financial Officer and President of CyrusOne, Mr. Wojtaszek brings to our board of directors critical knowledge and understanding of the data center colocation business coupled with an in-depth understanding of the company’s capital structure.

Kimberly H. Sheehy, 49, is the Chief Financial Officer and Administrative Officer of CyrusOne Inc., CyrusOne GP, each of the LP Subs and CyrusOne LLC. Ms. Sheehy joined CyrusOne in 2011 as the Chief Administrative Officer. Prior to that, she held various roles between 1996 and 2011 at CBI, including Treasurer and Vice President of Investor Relations from March 2011 through November 2011, Vice President of Finance and Treasurer from 2007 to 2011, and Vice President of Financial Planning and Analysis in 2007. Prior to joining CBI, Ms. Sheehy held accounting and tax positions at Ernst & Young.

Patricia M. McBratney, 38, is the Vice President and Controller of CyrusOne Inc., CyrusOne GP, each of the LP Subs and CyrusOne LLC. Prior to joining CyrusOne, Ms. McBratney held various accounting positions at Deloitte & Touche LLP. Ms. McBratney is a Certified Public Accountant with prior experience in both the consumer products and real estate industry. Ms. McBratney has also been involved in various initial public offerings, spin-offs, acquisitions, reverse acquisitions, and debt and equity offerings from 1998-2013 while being employed at Deloitte & Touche LLP.

Thomas W. Bosse, 51, is the Vice President, General Counsel and Secretary of CyrusOne Inc., CyrusOne GP, each of the LP Subs and CyrusOne LLC. Prior to joining CyrusOne in March 2013, beginning in 2003 he was a principal in The Law Offices of Thomas W. Bosse, PLLC, where he represented numerous companies in the communications and technology sectors, including CyrusOne, in financing, corporate governance, real estate, mergers & acquisitions, and commercial transactions. From 1999 to 2003 he was Associate General Counsel for Broadwing Inc. Mr. Bosse is a graduate of the University of Notre Dame School of Law.

Kevin L. Timmons, 49, is the Chief Technology Officer of CyrusOne Inc., CyrusOne GP, each of the LP Subs and CyrusOne LLC. Mr. Timmons joined CyrusOne in October 2011 as Chief Technology Officer. Prior to joining CBI he led Microsoft’s global data center team as General Manager, Data Center Services beginning in 2009. Prior to that, Mr. Timmons held several positions between 1999 and 2009 within the operations team at Yahoo!. Mr. Timmons originally joined Yahoo! via the GeoCities acquisition in September 1999 as Director of Operations. He was then promoted to Senior Director in August 2000, and assumed the role of Vice President, Operations in February 2006.

Michael L. Duckett, 48, is the Chief Operating Officer of CyrusOne Inc., CyrusOne GP, each of the LP Subs and CyrusOne LLC. Mr. Duckett joined CyrusOne in November 2011 as Chief Operating Officer. Prior to joining CyrusOne, Mr. Duckett served as the President and Chief Operating Officer of CoreLink Data Centers LLC from 2010 to 2011. Prior to that, Mr. Duckett held a Senior Vice President of Operations position at Terremark Worldwide from 2005 to 2010, where he was responsible for the colocation, hosting and network business lines during a period when Terremark increased its revenue from approximately $50 million to over $300 million.

Venkatesh S. Durvasula, 47, is the Chief Commercial Officer of CyrusOne Inc., CyrusOne GP, each of the LP Subs and CyrusOne LLC, overseeing strategy, marketing and sales. Mr. Durvasula joined CyrusOne in October 2012. Prior to joining CyrusOne, Mr. Durvasula served as the Chief Marketing and Business Officer of Quality Technology Services (“QTS”) from March 2010 through April 2012. Prior to QTS, he was a co-founder and Chief Operating Officer of NYC-Connect, a privately-held interconnection business that was sold to Digital Realty Trust, Inc. and Telx in 2007. Following that sale, Mr. Durvasula served as the Chief Marketing Officer at Telx until 2009. Prior to NYC-Connect, Mr. Durvasula served as Vice President of Sales at AboveNet, Inc.

CORPORATE GOVERNANCE

The following discussion of corporate governance relates to our public parent company, CyrusOne Inc., a NASDAQ Global Select Market (“NASDAQ”) listed company. As of May 1, 2013, all of CyrusOne LP’s outstanding partnership units were owned by CyrusOne Inc., CyrusOne GP and CBI. As a result, CyrusOne LP does not have common interests listed on a national exchange. Because substantially all of CyrusOne’s operations are conducted by or through CyrusOne LP and its subsidiaries, we have included the following discussion of the corporate governance of CyrusOne.

CyrusOne Inc.’s Board Independence

In accordance with corporate governance listing standards of NASDAQ and CyrusOne Inc.’s corporate governance guidelines, the board of CyrusOne Inc. affirmatively evaluates and determinates the independence of each director and each nominee for election. Based on an analysis of information supplied by the directors, the board evaluates whether any director has any material relationship with CyrusOne either directly or as a partner, shareholder or officer of an organization that has a relationship with CyrusOne that might cause a conflict of interest in the performance of a director’s duties.

Based on these standards, the board of CyrusOne Inc. determined that each of the following persons who is serving as a non-employee director and has no relationship with CyrusOne Inc., except as a director and shareholder, is independent: Melissa E. Hathaway, William E. Sullivan, Roger T. Staubach, T. Tod Nielsen, and Alex Shumate.

The board determined that Gary J. Wojtaszek is not independent because he is the President and Chief Executive Officer of CyrusOne Inc., and John F. Cassidy is not independent because he is the former President and Chief Executive Officer of Cincinnati Bell Inc. In addition, the board determined that David H. Ferdman is not independent as he founded Cyrus Networks, and has served as President and Chief Executive Officer of the company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of CyrusOne LP and Certain Guarantors

CyrusOne Finance Corp., CyrusOne Foreign Holdings LLC, CyrusOne LLC and CyrusOne TRS Inc. are all direct wholly owned subsidiaries of CyrusOne LP. As of May 1, 2013, CyrusOne Inc., CyrusOne GP and Cincinnati Bell Inc., owned 32.9%, 1.0% and 66.1% of CyrusOne LP’s operating partnership units, respectively. CyrusOne Inc. owns 100% of the beneficial ownership interests of CyrusOne GP, CyrusOne LP’s general partner.

Because CyrusOne LP is a subsidiary of CyrusOne Inc., and CyrusOne Inc. owns all of the outstanding interests in CyrusOne GP, CyrusOne LP’s general partner, we have included the following discussion regarding security ownership of CyrusOne’s Common Shares as of May 1, 2013. References to “Cyrus Common Shares” refer to CyrusOne Inc.’s common stock which trades on NASDAQ.

Management’s and Certain Beneficial Owners’ Ownership of CyrusOne Inc.

Name of Beneficial Owner	Number of Shares and Operating Partnership Units Beneficially Owned	Percent of Common Shares	Percent of Common Shares and Operating Partnership Units(1)
Beneficial owners of 5% or more of our common stock:
Cincinnati Bell Inc.(2)(3)	44,476,835	8.5%	69%
Marcato Capital Management LLC(4)(5)	2,592,394	11.7%	—
Directors and executive officers:
Gary J. Wojtaszek	292,966	1.3%	*
Kevin L. Timmons	133,107	*	*
Michael L. Duckett	126,184	*	*
Kimberly H. Sheehy	125,506	*	*
Venkatesh S. Durvasula	122,120	*	*
David H. Ferdman	90,481	*	*
Thomas W. Bosse	98,304	*	*
John F. Cassidy	60,790	*	*
Roger T. Staubach	20,790	*	*
William E. Sullivan	11,790	*	*
Melissa E. Hathaway	11,790	*	*
T. Tod Nielsen	10,790	*	*
Alex Shumate	10,790	*	*
Patricia M. McBratney	11,146	*	*
All directors and executive officers as a group (14 persons)	1,126,554	5.1%	1.7%

(1)	Assumes a total of 64,709,073 CyrusOne Common Shares and operating partnership units are outstanding, comprised of 22,122,238 CyrusOne Common Shares and 42,586,835 operating partnership units which may be exchanged for cash or CyrusOne Common Shares under certain circumstances.
(2)	Amounts shown reflect 1,890,000 CyrusOne Common Shares and 42,586,835 operating partnership units that are owned by CBI as of May 1, 2013.
(3)	CBI’s address is 221 East Fourth Street, Cincinnati, Ohio 45202.
(4)

Based on a Schedule 13G filed with the SEC on March 28, 2013, (a) Marcato Capital Management, LLC (“Marcato”), reports shared voting power and shared dispositive power with respect to 2,592,394 CyrusOne Common Shares, (b) Richard T. McGuire III reports shared voting power and shared dispositive power with respect to all 2,592,394 CyrusOne Common Shares, (c) Marcato L.P. reports shared voting power and shared dispositive power with respect to 586,261 CyrusOne Common Shares, (d) Marcato II L.P. reports shared voting power and dispositive voting power with respect to 69,993 CyrusOne Common Shares and (e) Marcato International Master Fund, Ltd. reports shared voting power and dispositive voting power with respect to 1,936,140 CyrusOne Common Shares. The Schedule 13G states that Mr. McGuire is the managing member of Marcato, which is an investment advisor that serves as general partner of Marcato, L.P. and Marcato II L.P. and investment manager of Maracato International Master Fund, Ltd. Due to such ownership structure, holdings for Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are aggregated for purposes of the Schedule 13G with respect to Marcato and Mr. McGuire.
(5)	Marcato Capital Management LLC’s address is One Montgomery Street, Suite 3250, San Francisco, CA 94101.
*	Less than 1%.

EXECUTIVE COMPENSATION

CyrusOne LP is a subsidiary of CyrusOne Inc. CyrusOne Inc. owns all of the outstanding interests in CyrusOne GP, CyrusOne LP’s general partner. Prior to the completion of CyrusOne Inc.’s initial public offering on January 24, 2013, our business operated as the Predecessor. As a result, set forth below is executive compensation disclosure related to the Predecessor for the year ended December 31, 2012.

Summary Compensation Table

The following table summarizes the compensation of each of CyrusOne’s named executive officers for the executive’s service to the Predecessor for the fiscal years ended December 31, 2012 and 2011, respectively.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Gary J. Wojtaszek, President,	2012	$576,000	$—	$250,000	$250,000	$649,094	$—	$6,366	$1,731,460
Chief Executive Officer	2011	391,592	—	212,331	—	490,425	—	6,879	1,101,227

David H. Ferdman,	2012	360,433	—	—	—	360,433	—	11,550	732,416
Chief Strategy Officer	2011	358,021	—	—	—	426,663	—	11,386	796,070

Kevin L. Timmons,	2012	281,731	—	—	—	412,981	—	10,000	704,712
Chief Technology Officer

(1)	This amount reflects the grant-date fair value of the CBI stock-settled performance units issued in 2012 to Mr. Wojtaszek for the 2012-2014 performance cycle pursuant to the Cincinnati Bell Inc. 2007 Long Term Incentive Plan. Such amount assumes payout at target, the most probable outcome at the time of the grant, based on a grant date fair value of $3.40 per share of CBI common stock, computed in accordance with FASB ASC 718, assuming the number of awards that can be earned if target performance conditions are achieved. If the maximum payout is earned, the value of the performance units based on the stock price at the date of grant will be $375,000.
(2)	This amount reflects the grant-date fair value, computed in accordance with FASB ASC 718, of the CBI stock options issued in 2012 to Mr. Wojtaszek.
(3)	Mr. Wojtaszek’s dollar amount of short-term incentive awards has been determined to be $649,094. Payment, less any partial distributions received throughout 2012, was made in February 2013. The dollar amounts of the short-term incentive awards to Messrs. Ferdman and Timmons were determined to be $360,433 and $294,231, respectively. In addition, Mr. Timmons received a cash settled performance unit award of $118,750 which was earned in 2012. Payment, less any partial distribution received throughout 2012, was made in February 2013. In addition, it should be noted that the amounts previously reported for Mr. Ferdman and Mr. Timmons were $256,261 and $209,192, respectively.
(4)	The table below shows the components of the “All Other Compensation” column.

Name	Year	401(k) Match(1)	Life Insurance		Total “All Other Compensation”
Gary J. Wojtaszek	2012	$6,366	$—		$6,366
	2011	6,879	—		6,879

David H. Ferdman	2012	10,000	1,550	(2)	11,550
	2011	8,250	3,136		11,386

Kevin L. Timmons	2012	10,000	—		10,000

(1)	Under the terms of the Cincinnati Bell Retirement Savings Plan, CBI’s matching contribution is equal to 100% on the first 3% and 50% on the next 2% of contributions made to the plan by the participant. Eligible compensation includes base salary plus any cash incentive compensation paid to eligible participants. The maximum CBI matching contribution is $9,800. Mr. Wojtaszek is a participant in the Cincinnati Bell Retirement Savings Plan. Under the terms of the CyrusOne 401(k) Savings Plan, discretionary matching contributions to the CyrusOne 401(k) Savings Plan may be made, subject to applicable statutory maximum contribution amounts. For 2012, CyrusOne’s matching contribution was equal to 50% on the first 8% of contributions made to the plan by the participant. Messrs. Ferdman and Timmons are participants in the CyrusOne 401(k) Savings Plan.
(2)	This amount reflects a life insurance premium paid by the Predecessor in 2012 for fiscal year 2013.

Narrative Disclosure to Summary Compensation Table

As an “emerging growth company” under the rules of the Securities and Exchange Commission, CyrusOne is not required to include a Compensation Discussion and Analysis section and has elected to comply with the scaled disclosure requirements applicable to “emerging growth companies.”

The following describes material features of the compensation disclosed in the Summary Compensation Table:

CBI Employment Agreements

During 2012, each of Messrs. Wojtaszek, Ferdman and Timmons were employed pursuant to an employment agreement, which sets forth, among other things, the executive’s base salary, bonus opportunity, and entitlement to participate in benefit and pension plans and to receive CBI equity awards and post-termination benefits and obligations.

Mr. Wojtaszek’s employment agreement with CBI, amended and restated effective as of January 1, 2009, and further amended, effective as of January 27, 2011, provided for a one-year term of employment subject to automatic one-year extensions and for both a minimum base salary and a minimum bonus target of $550,000 per year.

Mr. Ferdman’s employment agreement with CBI, CyrusOne Holdings LLC and Cyrus Networks, dated May 12, 2010, provided for a one-year term of employment subject to automatic one-year extensions, unless 60 days’ notice of non-renewal was provided by either party prior to the conclusion of the then-current term and for both a minimum base salary and a minimum bonus target of $350,000 per year. Effective upon the completion of the initial public offering, Mr. Ferdman resigned.

Mr. Timmons’s employment agreement with CBI, dated September 14, 2012, provided for a one-year term of employment subject to automatic extensions, unless otherwise terminated by either party prior to the conclusion of the then-current term and for both a minimum base salary and a minimum bonus target of $300,000 per year.

Each of Messrs. Wojtaszek’s, Ferdman’s and Timmons’s employment agreements provided for certain payments and benefits in the event of a termination of employment. See “Potential Payments Upon Termination or Change in Control.” In 2013, certain new employment arrangements were entered into with certain of CyrusOne’s executive officers, including Messrs. Wojtaszek, Ferdman and Timmons, that, among other things, address the terms of their termination of employment with CBI and their employment with CyrusOne. See—“Employment Agreements and Arrangements.”

CBI Performance Units

The CBI performance units granted to Messrs. Wojtaszek and Timmons in 2012 pursuant to the Cincinnati Bell Inc. 2007 Long Term Incentive Plan, which may be paid in CBI common shares, cash, or a combination thereof, are based on the achievement of specific CBI quantitative goals over the 2012-2014 performance cycle. Such awards were granted during the first quarter of 2012 following finalization and approval by the full CBI board of directors of the one-year, two-year cumulative and three-year cumulative financial goals for each of the three performance periods within the 2012-2014 cycle.

The number of performance units granted was based on the long-term incentive dollar value approved by CBI’s compensation committee for Messrs. Wojtaszek and Timmons and the value of one share of CBI stock on the date of grant. For each of the one-year, two-year cumulative and three-year cumulative performance periods, the performance measure is unlevered cash return on average assets (“UCR”), which is defined as operating cash flow, excluding interest payments, as a percentage of average total assets. UCR must be at least 90% of the target goal in order to generate a threshold level payout equal to 75% of the target award for each executive and at least 100% of the target goal in order to generate a target level payout equal to 100% of the target award for each executive, which, for the one-year and two-year cumulative performance periods, represents the maximum payout for the performance units. For the three-year cumulative performance period, actual UCR of 110% of the target goal or higher will result in the achievement of a maximum level payout equal to 150% of the target award for each executive. Payout levels between 75% and 100%, and 100% and 150%, as applicable, are determined based on linear interpolation rounded to the nearest one-tenth of 1%. The UCR target is 16.0% for the cumulative 2012-2014 performance period. In determining the number of performance units to be paid out for each such performance period, the total number of performance units paid out in the previous performance period or periods is subtracted from the performance units earned for such performance period.

The terms of the applicable award documents generally provided that in the event that Mr. Wojtaszek’s or Mr. Timmons’s employment with CBI or any of its subsidiaries terminated for any reason other than disability, death, by CBI without cause or by such executive due to a constructive termination, prior to the date on which CBI distributes the value of the number of performance units required to be distributed for the 2012-2014 performance cycle (the “Final Distribution Date”), such executive would have forfeited his rights to receive the value of any additional performance units. In connection with the CyrusOne initial public offering, Messrs. Wojtaszek, Ferdman and Timmons resigned their positions with CBI, effective January 23, 2013, and forfeited their respective rights to receive the value of any additional performance units.

2012 Outstanding Equity Awards at Fiscal Year-End

The following table describes the outstanding equity awards held by CyrusOne’s named executive officers as of December 31, 2012. All amounts in the below table relate to shares of CBI common stock and do not reflect any equity awards granted in connection with the CyrusOne initial public offering.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(3)
Gary J. Wojtaszek	83,590	—	—	$1.67	12/5/18	—		—	—
	207,352	—	—	1.39	1/30/19	—		—	—
	198,607	12,677	—	2.91	1/29/20	—		—	—
	100,439	95,872	—	2.54	12/7/20	—		—	—
	—	243,507	—	3.40	1/27/22	—		—	—
	—	—	—	—	—	—		228,882	$1,254,273

David H. Ferdman	73,800	16,200	—	1.32	6/11/20	—		—	—

Kevin L. Timmons	—	—	—	—	—	—		—	—

(1)	All options and stock appreciation rights granted are for a maximum period of 10 years from the date of grant and vest over a three-year period. Awards granted in 2012 vest over a three-year period based on achievement of the UCR performance measure. Awards granted prior to 2012 vest 28% on the first anniversary of the original date of grant and, thereafter, at the rate of 3% per month for the next 24 months.

(2)	Amounts include performance units granted for the 2010-2012 performance cycle assuming vesting at the maximum level less performance units earned and vested for the 2010 period on February 28, 2011. Amounts also include the performance unit grants made for the 2011-2013 performance cycle on January 28, 2011 assuming vesting at the maximum level. Amounts also include the performance unit grants made for the 2012-2014 performance cycle on January 26, 2012, assuming vesting at the maximum level. The amounts shown above for 2012 awards reflect payout at the maximum level.
(3)	Assuming the maximum number of shares is earned, amounts represent the equity incentive plan awards not yet vested. The value is based on the closing price of CBI’s common shares on December 31, 2012 ($5.48).

Retirement Benefits

Mr. Wojtaszek participated in the Cincinnati Bell Management Pension Plan (the “Management Pension Plan”), which contains both a qualified defined benefit plan and a nonqualified excess benefit plan. Mr. Wojtaszek is vested in his benefits under the Management Pension Plan, and upon retirement may elect a lump-sum or equivalent annuity form of payment of such benefits without any reduction. Normal retirement eligibility under the Management Pension Plan is, for employees who became participants in the Management Pension Plan after January 1, 1988 (such as Mr. Wojtaszek), the later of (i) age 65 or (ii) five years from the date participation in the Management Pension Plan began.

Pursuant to a 2009 amendment to the Management Pension Plan, pension benefits for certain management employees below 50 years of age were frozen. As a result of the 2009 amendment, Mr. Wojtaszek, who was below 50 years of age at the time, is no longer eligible to accrue benefits under the Management Pension Plan.

Each participant’s account under the Management Pension Plan is generally credited with assumed interest for each calendar year at a certain interest rate. Such interest rate for 2012 was 4.0% per annum.

As of December 31, 2012, each of the named executive officers participated in either the Cincinnati Bell Retirement Savings Plan (the “CBI Savings Plan”) or the CyrusOne 401(k) Savings Plan (the “CyrusOne Savings Plan”), each of which is a tax-qualified defined contribution plan designed to assist employees in providing for their retirement. Pursuant to the CBI Savings Plan, CBI is required to make matching contributions equal to 100% on the first 3% of compensation contributed by a participant and 50% on the next 2% of compensation contributed by a participant subject to a maximum matching contribution of $9,800. CBI may, upon notice to a participant, change the method by which it determines plan contributions under the CBI Savings Plan. Matching contributions in accordance with the formula described above were made to the CBI Savings Plan during the fiscal year ended December 31, 2012. See “—Summary Compensation Table” for additional detail. Pursuant to the CyrusOne Savings Plan, discretionary matching contributions may be made to such plan, subject to applicable statutory maximum matching contribution amounts. Discretionary matching contributions were made to the CyrusOne Savings Plan during the fiscal year ended December 31, 2012. See “—Summary Compensation Table” for additional detail.

Potential Payments Upon Termination or Change in Control

CBI’s plans and arrangements provide for certain payments and benefits upon termination of employment at any time and in connection with a change in control of CBI. This section describes such potential payments that would have been made to Messrs. Wojtaszek, Ferdman and Timmons pursuant to each such executive’s employment agreement and long-term incentive award agreements. For purposes of this section, the triggering events are assumed to have taken place on December 31, 2012.

As mentioned above, in 2013, new employment arrangements were entered into with CyrusOne’s executive officers, including Messrs. Wojtaszek and Timmons, that, among other things, address the terms of their termination of employment with CBI and their employment with CyrusOne. See—“Employment Agreements and Arrangements”. Effective January 23, 2013, Mr. Ferdman resigned from CBI.

The summary below sets forth the terms of the former employment agreements with Messrs. Wojtaszek, Ferdman and Timmons as in effect on December 31, 2012 and does not include the terms of the arrangements entered into in connection with the CyrusOne initial public offering nor does it consider Mr. Ferdman’s resignation effective January 23, 2013.

Payments Upon Termination Not in Connection with a Change in Control

Under their former agreements, as in effect December 31, 2012, in the event Mr. Wojtaszek’s, Mr. Ferdman’s or Mr. Timmons’s former employment was terminated for any reason by CBI or Cyrus Networks, as applicable, or by such executive, he would be entitled, subject to his execution of a general release of claims in favor of CBI or Cyrus Networks (other than with respect to any accrued but unpaid salary and bonus), as applicable, to those benefits which he had a non-forfeitable right to receive, which included any shares of stock he may have owned outright, vested options which may have been exercisable for a period of 90 days following termination and vested amounts under CBI’s pension and savings plans, as well as the payments and benefits described below. In addition, each of Messrs. Wojtaszek, Ferdman and Timmons would generally continue to be bound by the non-disclosure, non-compete and non-solicitation provisions of his former employment agreement.

In the event Mr. Wojtaszek’s, Mr. Ferdman’s or Mr. Timmons’s former employment were terminated by CBI or Cyrus Networks, as applicable, for cause, or such executive terminated his employment voluntarily, he would not entitled to any payments from CBI or Cyrus Networks other than those payments and benefits set forth in the immediately preceding paragraph.

Pursuant to the terms of their respective former employment agreements, in the event Mr. Wojtaszek’s, Mr. Ferdman’s or Mr. Timmons’s former employment was terminated by CBI or Cyrus Networks, as applicable, without cause or such executive terminated his former employment due to a constructive termination, such executive would have been entitled to (i) a payment equal to two times his base salary for Mr. Wojtaszek and Mr. Ferdman, and 1.6 times his base salary for Mr. Timmons, (ii) continued medical, dental, vision and life insurance benefits during the one-year period following his termination of employment on the same basis as any active salaried employee provided any required monthly contributions are made, (iii) continued treatment as an active employee during the one-year period following termination with respect to any outstanding stock option, restricted stock or long-term incentive award (other than any award granted pursuant to the 2010 Cyrus Performance Plan (the “Cyrus Plan”)), (iv) the ability to exercise any vested options for an additional 90 days after the end of the one-year period following his termination, and (v) the sum of any forfeitable benefits accrued under any qualified or non-qualified pension, profit-sharing 401(k) or deferred compensation plan of CBI, Cyrus Networks, or their respective affiliates which would have vested if such executive had remained employed during the one-year period following termination.

In the event Mr. Wojtaszek’s, Mr. Ferdman’s or Mr. Timmons’s former employment was terminated due to death, such executive’s beneficiary would have been entitled to (i) a payment equal to the base salary and bonus accrued and payable to such executive upon the date of his death, (ii) accelerated vesting of all outstanding options and the ability to exercise such options for the one-year period following the date of his death and (iii) full vesting and payout at target amounts of any awards granted under CBI’s long-term incentive plans, which would have been forfeited upon a termination due to death and any award granted pursuant to the Cyrus Plan, which would have remained outstanding and been settled only upon the consummation of a transaction.

In the event Mr. Wojtaszek’s, Mr. Ferdman’s or Mr. Timmons’s former employment was terminated due to disability, he would have been entitled to (i) a payment equal to the base salary and bonus accrued and payable to him upon the date of termination, (ii) accelerated vesting of all outstanding options and the ability to exercise such options for the one-year period following the date of termination, (iii) continued vesting of all outstanding long-term incentive awards in accordance with the terms of such awards and participation in any outstanding long-term incentive plans and (iv) continued consideration as an employee for all other benefits provided the disabling conditions continue.

Payments Upon Termination in Connection with a Change in Control

If Mr. Wojtaszek’s, Mr. Ferdman’s or Mr. Timmons’s former employment was terminated without cause by CBI or Cyrus Networks, as applicable, or the executive terminated his former employment due to a constructive termination within the one-year period following a change in control of CBI, he would have been entitled to (i) a payment equal to two times the sum of his base salary and target bonus, (ii) continued medical, dental, vision and life insurance coverage during the one-year period following his termination of employment on the same basis as other active employees provided any required monthly contributions are made, (iii) accelerated vesting of any outstanding options, restricted shares, and/or other equity awards and the ability to exercise such options until, with respect to Mr. Wojtaszek, the earlier of (x) the latest date such options would be exercisable if such options had vested immediately prior to the termination of Mr. Wojtaszek’s employment and (y) the one-year period following termination, or, with respect to Mr. Ferdman, the latest date such options would be exercisable if such options had vested immediately prior to Mr. Ferdman’s termination, (iv) accelerated vesting and payout at target levels of any awards granted under long-term incentive plans and (v) the sum of any forfeitable benefits accrued under any qualified or non-qualified pension, profit-sharing 401(k) or deferred compensation plan of CBI, Cyrus Networks, or their respective affiliates which would have vested if such executive had remained employed during the one-year period following termination.

Defined Terms

“Cause,” for purposes of Mr. Wojtaszek’s and Mr. Timmons’s former employment agreement, meant a determination that there had been fraud, misappropriation, embezzlement or misconduct constituting serious criminal activity on the part of the executive.

“Cause,” for purposes of Mr. Ferdman’s former employment agreement, meant a determination that there had been fraud, misappropriation, embezzlement or conviction of, or plea of guilty or no contest or similar plea with respect to, a felony on the part of Mr. Ferdman.

“Change in Control,” for purposes of each of Messrs. Wojtaszek, Ferdman and Timmons’s former employment agreements as well as Messrs. Wojtaszek and Timmons’s performance unit award agreements, meant the occurrence of any of the following events:

(i)	a change in the ownership of CBI (within the meaning of Section 1.409A-3(i)(5)(v) of the Treasury regulations);

(ii)	a change in the effective control of CBI (within the meaning of Section 1.409A-3(i)(5)(vi) of the Treasury regulations); and

(iii)	a change in the ownership of a substantial portion of the assets of CBI (within the meaning of Section 1.409A-3(i)(5)(vii) of the Treasury regulations).

“Constructive Termination,” for purposes of each of Messrs. Wojtaszek, Ferdman and Timmons’s former employment agreements, meant the occurrence of, without such executive’s consent, (i) a material reduction in such executive’s authority, reporting relationship or responsibilities, (ii) a reduction in such executive’s base salary or bonus target, (iii) with respect to Mr. Wojtaszek, a relocation from the greater Cincinnati, Ohio area by 50 or more miles, with respect to Mr. Ferdman, a relocation from Houston, Texas, by 30 or more miles and with respect to Mr. Timmons, a relocation from his designated office by 50 or more miles, and (iv) with respect to Mr. Ferdman, any material breach of his employment agreement by Cyrus Networks, provided that Cyrus Networks failed to remedy such breach within 10 days of Mr. Ferdman’s delivery of notice of such breach and provided further that Mr. Ferdman’s termination of employment had to have been effected within 10 days following the expiration of such 10-day period.

Employment Agreements and Arrangements

As mentioned above, certain employment arrangements were entered into with certain of CyrusOne’s executive officers in 2013, including Messrs. Wojtaszek and Timmons. The provisions of these arrangements are discussed below.

CBI Resignation Agreements with Gary J. Wojtaszek and David H. Ferdman

On January 23, 2013 (the “Resignation Date”), CBI entered into a Resignation Letter with Mr. Wojtaszek in connection with his resignation and a Resignation Letter with Mr. Ferdman in connection with his resignation (together, the “Resignation Letters”). Pursuant to the terms of the Resignation Letters, each of Messrs. Wojtaszek and Ferdman is not entitled to any severance payments under his former CBI employment agreement as a result of his resignation. Awards previously granted to each of Messrs. Wojtaszek and Ferdman that were scheduled to vest according to their terms in connection with the closing of the initial public offering were unaffected by the terms of the Resignation Letters and continue to vest and become payable in accordance with their terms. However, any other awards that remained unvested as of the Resignation Date were forfeited. In addition, pursuant to the terms of the Resignation Letters, Messrs. Wojtaszek and Ferdman each remained eligible to receive an annual incentive bonus award in accordance with and under the terms of CBI’s annual incentive plan and the applicable award agreement for fiscal year 2012.

In exchange for each of their full waivers and releases of claims and covenants not to sue contained in the Resignation Letters, Mr. Wojtaszek was paid a lump-sum cash payment of $450,815 and Mr. Ferdman was paid a lump-sum cash payment of $16,131, subject, in each case, to all applicable and required withholdings.

Messrs. Wojtaszek and Ferdman each remain subject to confidentiality and intellectual property covenants indefinitely and non-competition, non-solicitation and non-interference covenants for a period of one year, in each case, following the applicable executive officer’s resignation and as provided in his former CBI employment agreement. The Resignation Letters provided that Messrs. Wojtaszek and Ferdman’s employment by or service to CyrusOne or any of its subsidiaries or affiliates will not be a breach of his non-competition, non-solicitation and non-interference obligations under his former CBI employment agreement.

Employment Agreements with Gary J. Wojtaszek and Kevin L. Timmons

On January 24, 2013, with the approval of the Board, CyrusOne entered into, through its subsidiary CyrusOne LLC (“CyrusOne LLC”), an employment agreement with Mr. Wojtaszek (the “Wojtaszek Agreement”) and an employment agreement with Mr. Timmons (the “Timmons Agreement,” together with the Wojtaszek Agreement, the “Employment Agreements”).

Term. Pursuant to the Employment Agreements, the term of employment of each of Messrs. Wojtaszek and Timmons began on January 24, 2013 (the “Effective Date”) and will end on the first anniversary of the Effective Date; provided, however, that on the first anniversary of the Effective Date and each subsequent anniversary of the Effective Date, the term of each of the Employment Agreements will automatically be extended for a period of one additional year, unless earlier terminated in accordance with the terms of the applicable Employment Agreement.

Title. Pursuant to the Employment Agreements, Mr. Wojtaszek will serve as the President and Chief Executive Officer of CyrusOne and Mr. Timmons will serve as the Chief Technology Officer of CyrusOne.

Compensation and Benefits. Pursuant to the Employment Agreements, Mr. Wojtaszek’s initial annual base salary will be $576,000 per year and Mr. Timmons’ initial annual base salary will be $300,000 per year, in each case, payable in accordance with CyrusOne LLC’s regular payroll practices. In addition to his base salary, each of Messrs. Wojtaszek and Timmons will also be eligible to receive an annual bonus for each calendar year in which services are performed under the applicable Employment Agreement. Each year, each of Messrs. Wojtaszek and Timmons will be given a bonus target of not less than 100% his then current base salary, in each case, subject to proration for a partial year. Each of Messrs. Wojtaszek and Timmons’s bonus award will generally be subject to the terms and conditions of CyrusOne’s annual incentive plan. In each year during the term of the applicable Employment Agreement, each of Messrs. Wojtaszek and Timmons will be eligible to be considered for grants of awards under any of CyrusOne’s long-term incentive compensation plans maintained by

CyrusOne for the benefit of certain employees and each is eligible to participate in the various employee benefit plans and programs which are made available to similarly situated officers of CyrusOne. Each will be reimbursed in accordance with CyrusOne LLC’s then current travel and expense policies for all reasonable and necessary expenses incurred by him in the course of his performance of his duties under the applicable Employment Agreement.

Termination Events.

Disability and Death. The employment of each of Messrs. Wojtaszek and Timmons may be terminated by either CyrusOne LLC or the applicable executive officer upon such his inability to perform the services required by his Employment Agreement because of any physical or mental infirmity for which he receives disability benefits under any disability plans generally made available to employees. Upon such a termination event, CyrusOne LLC will pay the applicable executive officer his accrued compensation (base salary, bonus or otherwise) and will provide him with disability benefits and all other benefits in accordance with the provisions of the applicable disability plans and other applicable plans. The employment of each of Messrs. Wojtaszek and Timmons will be automatically terminated upon his death, and CyrusOne LLC will pay his estate his accrued compensation (base salary, bonus or otherwise). In each case, any outstanding equity or non-equity incentive awards will be treated in accordance with the applicable plan and agreement documents.

Cause. CyrusOne LLC may terminate the employment of each of Messrs. Wojtaszek and Timmons immediately, upon written notice, for Cause. CyrusOne LLC will generally have “Cause” to terminate each applicable executive officer only if, in the case of Mr. Wojtaszek, the Board, or, in the case of Mr. Timmons, CyrusOne, determines there has been fraud, misappropriation, embezzlement or misconduct constituting serious criminal activity on the part of such executive officer. Upon termination for Cause, the applicable executive officer will be entitled only to accrued compensation.

Without Cause or Constructive Termination. In the event CyrusOne LLC terminates the employment of either Mr. Wojtaszek or Mr. Timmons, upon written notice, for any reason other than for Cause or such executive officer’s death, disability or in connection with a Change in Control (which has the meaning set forth in the CyrusOne 2012 Long Term Incentive Plan) or in the event the applicable executive officer terminates his employment as a result of Constructive Termination (as defined below):

•

on the date that is 60 days after the date of termination, and subject to CyrusOne LLC’s receipt of an executed and irrevocable release from the applicable executive officer, CyrusOne LLC will pay such executive officer in a lump-sum cash payment an amount equal to 2 times the sum of his annual base salary rate then in effect;

•

for the purposes of any outstanding stock option, restricted stock award or other outstanding incentive award, the portion of any such outstanding award that would otherwise have vested on or prior to the end of the one-year period beginning at the time of such termination (the “Severance Period”) will generally become vested and exercisable as of immediately before the termination of the term of employment;

•

if applicable, an amount equal to the sum of (a) any forfeitable benefits of such executive officer under any nonqualified pension, profit sharing, savings or deferred compensation plan that would have vested if the term of his employment had not been terminated prior to the end of the Severance Period, plus (b) any additional vested benefits which would have accrued for such executive officer under any nonqualified defined benefit pension plan if the term of his employment had not been terminated prior to the end of the Severance Period, and if such executive officer’s base salary and bonus target had not increased or decreased after such termination, will be payable to such executive officer at the same time and in the same manner as such benefits would have been paid under such plan or plans had such benefits vested and accrued under such plan or plans at the time of the termination of his employment (the “Nonqualified Benefit”);

•

if applicable, an amount equal to the sum of (a) any forfeitable benefits of such executive officer under any qualified pension, profit sharing, 401(k) or deferred compensation plan that would have vested prior if the term of his employment had not been terminated prior to the end of the Severance Period, plus (B) any additional vested benefits which would have accrued for such executive officer under any qualified defined benefit pension plan if the term of his employment had not been terminated prior to the end of the Severance Period, and if such executive officer’s base salary and bonus target had not increased or decreased after such termination, will be paid by CyrusOne LLC in one lump sum 60 days after such termination of employment, subject to CyrusOne LLC’s receipt of an executed and irrevocable release from the applicable executive officer (the “Qualified Benefit”); and

•

for the remainder of the Severance Period, CyrusOne LLC will continue to provide such executive officer with medical, dental, vision and group term life coverage comparable to the medical, dental, vision and group term life coverage in effect for such executive officer immediately prior to such termination (the “Medical Benefit”). To the extent that such executive officer would have been eligible for any post-retirement medical, dental, vision or group term life benefits from CyrusOne LLC if such executive officer had continued in employment through the end of the Severance Period, CyrusOne LLC will provide such post-retirement benefits to him after the end of the Severance Period (the “Post-Retirement Medical Benefit”).

For the purposes of each of the Employment Agreements, “Constructive Termination” will generally be deemed to have occurred if, without the applicable executive officer’s consent, (a) there is a material adverse change in the reporting responsibilities set forth in his Employment Agreement or there is otherwise a material reduction in his authority, reporting relationship or responsibilities, (b) there is a material reduction in his base salary or bonus target or (c) he is required by CyrusOne LLC to relocate more than 50 miles from his designated office in effect as of the Effective Date.

Change of Control. In the event of a Change in Control, the term of employment of each of Messrs. Wojtaszek and Timmons will terminate automatically if, within one year of such Change in Control: (a) the applicable executive officer elects to terminate his employment with CyrusOne LLC as a result of Constructive Termination or (b) CyrusOne LLC terminates the employment of such executive officer for any reason other than for Cause or his death or disability:

•

on the date that is 60 days after the date of termination, and subject to CyrusOne LLC’s receipt of an executed and irrevocable release from the applicable executive officer, CyrusOne LLC will pay him in a lump-sum cash payment an amount equal to the product of multiplying (a) the sum of his annual base salary rate and his annual bonus target, in each case, as then in effect by (b) two;

•

any outstanding stock option, restricted stock award or other outstanding incentive award that is not vested and exercisable at the time of such termination will become vested and exercisable as of immediately before the termination of the term of employment; and

•	such executive officer will be entitled to the Nonqualified Benefit, the Qualified Benefit, the Medical Benefit, and, to the extent applicable, the Post-Retirement Medical Benefit.

In the event that Section 280G of the Internal Revenue Code of 1986, as amended, applies to the payments and benefits set forth above, the aggregate amount of such payments and benefits payable to the applicable executive officer will not exceed the amount which produces the greatest after-tax benefit to him after taking into account any applicable excise tax to be payable by him.

Voluntary Resignation by Officer. Each of Messrs. Wojtaszek and Timmons may resign upon 60 days’ prior written notice to CyrusOne LLC. In the event of such a resignation, CyrusOne LLC will pay the applicable executive officer his base salary through the date of such resignation, any bonus earned but not paid at the time of such resignation and any other vested compensation or benefits called for under any compensation plan or program.

Restricted Covenants. Pursuant to the Employment Agreements, each of Messrs. Wojtaszek and Timmons is subject to confidentiality and intellectual property covenants during the term of his employment and thereafter. In addition, each is subject to non-competition, non-solicitation and non-interference covenants during the term of his employment and for a period of one year following the cessation of his employment for any reason.

Compensation of Directors

The directors of CyrusOne did not receive any compensation in 2012. Effective January 24, 2013, it is expected that each CyrusOne director who was not an employee of CyrusOne or its subsidiaries will receive going forward the following as compensation for services as a director: an initial equity grant of restricted stock with a grant-date fair value of $105,000, an annual cash retainer of $50,000 (except as specified below in the case of the lead independent director and the non-executive chair), and an annual equity grant with a grant-date fair value of $100,000 for the director’s initial 12 months of service. The equity awards granted to the directors will be made pursuant to the CyrusOne 2012 Long Term Incentive Plan. On January 24, 2013, restricted stock awards were granted to the directors, which are expected to vest in three equal installments, with the first installment vesting on May 15, 2014 and the second and third installments vesting on the second and third anniversaries of the date of grant, respectively, subject to the director’s continued service on the CyrusOne board of directors. See “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.” The lead independent director will receive an annual cash retainer of $75,000, and the non-executive chair will receive an annual cash retainer of $100,000. The director who serves as chair of the audit committee will receive an additional annual retainer of $15,000, and the directors who serve as chairs of the compensation committee and the nominating and corporate governance committee each will receive an additional annual retainer of $10,000. Directors who are employees of CyrusOne or its subsidiaries will not receive compensation for their services as directors. CyrusOne will not provide any per-meeting compensation to any of its directors.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks and none of CyrusOne’s employees participate on the compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Contribution Agreements

On November 20, 2012, certain subsidiaries of CBI (the “Contributors”) entered into a contribution agreement with the operating partnership pursuant to which such Contributor contributed direct or indirect interests in a portfolio of properties and certain other assets related to such properties to the operating partnership in exchange for operating partnership units and assumption of liabilities.

The contribution agreements provided that we assumed or succeeded to all of the Contributor’s rights, liabilities and obligations with respect to the property entity, properties interests and assets contributed. The contribution agreements each contained qualified representations and warranties by the relevant Contributor to the operating partnership with respect to the property entity, property interests and assets contributed to us by such Contributor, such as title to any owned property, compliance with laws (including environmental laws), enforceability of certain material contracts and leases and other limited matters. In the event of a breach of such representations and warranties, the Contributors will indemnify the operating partnership for any resulting losses.

No Contributor will be liable unless and until the amount of losses exceeds 1% of the aggregate value of the operating partnership units received by the Contributor that contributed the property to which such losses relate. The liability of each Contributor is limited to 10% of the aggregate value of the operating partnership units received by such Contributor in connection with the contribution transactions, and, with respect to any liability that arises from a specific contributed property, such liability is limited to 10% of the aggregate value of the operating partnership units issued in respect of such contributed property.

The foregoing limitations on the Contributors’ indemnification obligations will not apply to any breach of representations and warranties with respect to title to any specific owned property or material leased property contributed to us until such time as we obtain title insurance with respect to such property. We are currently assessing our title insurance requirements. We expect to seek either endorsements to provide us with the benefits of existing title insurance policies of CBI and its subsidiaries with respect to the contributed owned properties and material leased properties or new title insurance policies for such properties. However, we do not currently have such policies in place.

All representations and warranties made by the Contributors will survive for a period of one year after the closing of the contribution transactions. In the event we do not become aware of a breach until after such period, or if we otherwise fail to assert a claim prior to the end of such period, we will have no further recourse against the Contributors.

Aggregate Consideration to CBI

As a result of the formation transactions, related financing transactions and our initial public offering, CBI received an aggregate consideration of approximately $845 million. Approximately $809 million of this consideration is comprised of 42,586,835 operating partnership units, as adjusted to reflect an approximately 2.8-to-1 unit reverse split immediately prior to the initial public offering, issued pursuant to the contribution agreements described above. The remaining approximately $36 million of the aggregate consideration received by CBI is comprised of 374,279 shares of CyrusOne common stock issued to CBI in exchange for the satisfaction and discharge of intercompany indebtedness related to CBI’s incurrence of certain offering expenses on our behalf and 1,515,721 operating partnership units exchanged for an equivalent number of shares of CyrusOne common stock. Upon the closing of the formation transactions, CBI also received approximately $480 million in cash representing the repayment of intercompany indebtedness.

CyrusOne has granted CBI a waiver of the ownership restrictions contained in its charter, subject to certain initial and ongoing conditions designed to protect its status as a REIT, including the receipt of an IRS private letter ruling or an opinion of counsel from a nationally recognized law firm that the exercise of any such exemption should not cause any rent payable to CBI to jeopardize CyrusOne’s REIT status.

Partnership Agreement

Concurrently with CyrusOne’s initial public offering, it amended and restated, the agreement of limited partnership of the operating partnership to reflect the 2.8-to-1 unit reverse split conducted in order to establish a value for each operating partnership unit that is equivalent with the value of each share of CyrusOne’s common stock issued in our initial public offering, as well as to grant the Contributors certain redemption rights and to grant CBI certain board nomination rights, approval rights over certain change of control transactions and other rights, and to provide for additional voting rights of limited partners of the operating partnership. Pursuant to the amended and restated partnership agreement, persons holding operating partnership units as a result of the formation transactions will have rights beginning 12 months after CyrusOne’s initial public offering to cause the operating partnership to redeem each of their operating partnership units for cash equal to the then-current market value of one share of CyrusOne’s common stock, or, at CyrusOne’s election, to exchange their operating partnership units for shares of CyrusOne’s common stock on a one-for-one basis.

Employment Agreements and Arrangements

We have entered into employment agreements or arrangements with certain of our executive officers. See “Executive Compensation—Employment Agreements and Arrangements.”

Registration Rights

CBI received registration rights in connection with CyrusOne’s initial public offering to cause CyrusOne, beginning 14 months after the completion of CyrusOne’s initial public offering, to register shares of CyrusOne’s common stock acquired by CBI in connection with the formation transactions or its exercise of redemption/exchange rights under the partnership agreement of the operating partnership.

Indemnification of Officers and Directors

On January 24, 2013, we entered into indemnification agreements with each of our directors and executive officers that provides for indemnification to the maximum extent permitted by Maryland law. The indemnification agreements will include the following provisions:

To the extent permitted by applicable law, the partnership agreement indemnifies us, our directors, officers and employees, the general partner and its trustees, officers and employees, employees of the operating partnership and any other persons whom the general partner may designate from and against any and all claims arising from or that relate to the operations of the operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise unless:

•	it is established that the act or omission of the indemnitee constituted fraud, intentional harm or gross negligence on the part of the indemnitee;

•	the claim is brought by the indemnitee (other than to enforce the indemnitee’s rights to indemnification or advance of expenses); or

•	the indemnitee is found to be liable to the operating partnership, and then only with respect to each such claim.

Partners of the operating partnership, including the general partner, are not liable to the operating partnership or its partners except for fraud, willful misconduct or gross negligence, and no trustee, officer or agent of the general partner (including us, in our capacity as the sole trustee of the general partner), and none of our directors, officers or agents have any duties directly to the operating partnership or its partners, and will not be liable to the operating partnership or its partners for money damages by reason of their service as such.

Transition Services Agreements

Effective January 1, 2012, we entered into a transition services agreement with CBTS, pursuant to which each party agreed to provide certain services to the other party. Services provided by CBTS to the Predecessor included network support, service calls, monitoring and management, storage and backup and IT systems support. Transition services provided by the Predecessor to CBTS included network interface charges for a fiber network. Revenue recognized for these services was less than $0.2 million for the period ended March 31, 2013, $0.1 million for period ended January 23, 2013, and $0.1 million for the quarter ended March 31, 2012. We earned 2012 annual revenue of approximately $0.5 million for these services with no such revenues in prior years.

In January 2012, we entered into a transition services agreement with CBTS whereby, CBTS provided us with network support, services calls, monitoring and management, storage and backup and IT systems support. In November 2012, we replaced this transition services agreement with a new transition services arrangement with CBTS pursuant to which each party will provide certain services to the other party. Services provided by CBTS to us include migration and support services for hardware and applications used for local telephony and IT services by our employees, as well as back office billing transition support for customers that have not yet been transitioned off of the CBTS billing platform. Expense recognized for these services was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013 and were $0.4 million for the quarter ended March 31, 2012. The annual fee to be paid by us for these services is approximately $0.3 million. Services provided by us to CBTS consist of network interface charges. The annual fee to be paid by CBTS for these services is approximately $0.5 million, which may decline in future periods as CBTS migrates its network interfaces on to an independently architected and managed CBTS network. These services will be provided on a month-to-month basis, until such time as the services in question have been fully transitioned, which we expect may be as long as 24 months for certain services. Expense recognized for these services in 2012 was approximately $1.5 million.

CBI currently provides various management services, including executive management, cash management, legal, treasury, human resources, accounting, tax, internal audit and risk management services. Our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. Our allocated costs for management services was $0.7 million for the quarter ended March 31, 2012. There were no such costs for the period ended March 31, 2013 or for the period ended January 23, 2013. Our allocated cost for management services was $2.5 million, $2.3 million and $3.6 million in 2012, 2011 and 2010, respectively. In November 2012, we entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain of these services, on an as needed basis to the operating partnership one year from the date of our initial public offering, provided, however, that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee. Expense recognized from this arrangement was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. Expense recognized for the quarter ended March 31, 2012 for this arrangement was less than $0.1 million.

Other Services

Some of our employees participated in pension, postretirement, health care, and stock-based compensation plans sponsored by CBI or an affiliate. Our allocated costs for employee benefits was determined by specific identification of the costs associated with our participating employees or based upon the percentage our employees represent of total participants. Our allocated costs for employee benefits were $0.2 million for the period ended January 23, 2013 and $0.7 million for the quarter ended March 31, 2012. Our allocated employee benefit plan costs were $3.5 million, $1.8 million and $1.1 million in 2012, 2011 and 2010, respectively. See Notes 12 and 13 to the audited combined financial statements for further details. Effective January 1, 2013 all of our employees were covered by our own benefit and incentive plans. As such, there were no such costs in the period ended March 31, 2013.

We also participated in centralized insurance programs managed by CBI which included coverage for general liability, workers’ compensation, automobiles and various other risks. CBI has third-party insurance policies for certain of these risks and is also self-insured within certain limits. CBI’s self-insured costs have been actuarially determined based on the historical experience of paid claims. Our allocated cost for participation in these programs was determined on the basis of revenues, headcount or insured vehicles. Our allocated insurance costs were less than $0.1 million for the period ended January 23, 2013 and $0.1 million for the quarter ended March 31, 2012. Our allocated insurance costs were $0.4 million, $0.4 million and $0.2 million in 2012, 2011 and 2010, respectively. Subsequent to CyrusOne’s initial public offering, we maintain our own commercial insurance policies. As such, there were no such costs in the period ended March 31, 2013.

Prior to the completion of the formation transactions on November 20, 2012, the Predecessor participated in CBI’s centralized cash management program. On a periodic basis, all of our excess cash was transferred to CBI’s corporate cash accounts. Likewise, substantially all funds to finance our operations, including acquisitions and development costs, were funded by CBI. As of December 31, 2011, advances and borrowings under this program were $9.6 million and $212.1 million, respectively. These advances and borrowings were governed by an intercompany cash management agreement. Effective November 19, 2010, all advances and borrowings were subject to interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to such date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in both 2012 and 2011 and 4.2% in 2010. Net interest expense recognized on related party notes was $1.9 million for the quarter ended March 31, 2013. Net interest expense recognized on related party notes was $7.0 million in 2012, and $1.1 million in both 2011 and 2010.

Marketing Agreement

Effective January 1, 2012, we entered into marketing agreements with CBT and CBTS to appoint these affiliates as CyrusOne’s authorized marketing representatives. Pursuant to the terms of these agreements, we pay these affiliates a commission for all new leases for space they attain, which is calculated as a percentage of the first month’s recurring revenue with respect to such space, which ranges from 30% to 140%, depending on the lease term. For the year ended December 31, 2012, commissions incurred pursuant to these arrangements were $0.3 million, with no such costs in prior years. The term of these agreements expired on December 31, 2012.

Employment Relationships

The Chairman of CyrusOne’s board of directors is the former President and Chief Executive Officer and the current Vice Chairman of the Board of Directors of CBI. CyrusOne’s Chief Executive Officer was a director of CBI prior to his resignation upon the completion of CyrusOne’s initial public offering.

Other Benefits to Related Parties and Related Party Transactions

CyrusOne’s directors and executive officers own a substantial amount of CBI common stock, options and other instruments, the value of which is related to the value of common stock of CBI. The direct and indirect interests of CyrusOne’s directors and executive officers in common stock of CBI, and us, could create, or appear to create, conflicts of interest with respect to decisions involving both CBI and us that could have different implications for CBI than they do for us.

We lease colocation space in our data centers to CBT and CBTS, subsidiaries of CBI. Revenue recognized from these arrangements was $1.0 million for the period ended March 31, 2013, $0.3 million for the period ended January 23, 2013, and $0.5 million for the three months ended March 31, 2012. Revenue recognized from these arrangements was $5.4 million for 2012, $4.4 million in 2011, and $2.0 million in 2010. In November 2012, we entered into separate data center colocation agreements with CBT and CBTS whereby we will continue to lease colocation space to each of them. The data center colocation agreement with CBT provides for CBT’s lease of data center space, power and cooling in our West Seventh Street (7th St.), Kingsview Drive (Lebanon), Knightsbridge Drive (Hamilton) and Industrial Road (Florence) data center facilities for a period of five years at an aggregate rate of $3.8 million per year. Our data center colocation agreement with CBTS provides for CBTS’s lease of data center space, power and cooling in our West Seventh Street (7th St.), Kingsview Drive (Lebanon) and Industrial Road (Florence) data center facilities for a period of five years at an aggregate rate of $1.6 million per year. Both agreements are renewable for an additional five year term at market rates.

We have also entered into services agreements with CBT and CBTS. Under the CBTS services agreement, CBTS has agreed to provide us with certain managed storage and backup services. These services will be provided on a month-to-month basis, and charges will be based on the variable amount of gigabytes managed by CBTS each month. CBTS will charge us a rate of $0.56 per gigabyte and the annual fee to be paid by us for these services is approximately $0.2 million. We expect that services under this agreement may extend for as long as 36 months.

Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services.

In October 2012, we purchased the property located at 229 West Seventh Street, included as one of our 24 operating facilities, which we had formerly leased from CBT. The purchase price was $18 million, which was in the form of a promissory note payable on demand by CBT. Interest on the note accrued at the rate of 10% per annum. This promissory note was repaid in connection with the closing of the formation transactions on November 20, 2012, with a portion of the net proceeds from our senior notes offering. CBT continues to own the adjacent property that was historically operated together with 229 West Seventh Street as one property. We also executed a reciprocal easement and shared services agreement and a right of first opportunity and refusal agreement with CBT with respect to such properties. Pursuant to the reciprocal easement and shared services agreement, we granted reciprocal easements to each other; CBT has easements for continued use of portions of our building and CBT provides fuel storage, fire suppression and other building services to us; and we provide chilled water, building automation systems related to heating ventilation and air conditioning and other building services to CBT. The shared services agreement is expected to continue for a period of 15 years with five renewal options of five years each. Initially, we are responsible for operating and managing the service facilities for both buildings. Each party will bear its own utility costs, as well as property taxes and insurance. Shared building operating costs will be charged to each party on the basis of the actual costs incurred, allocated based on the proportionate share of usage. Each party will also pay the other party less than $0.2 million per year to maintain shared building infrastructure systems. This agreement contains a make-whole provision that requires us to make a payment to CBT if CBT’s carrier access revenue declines below $5.0 million per annum as a result of certain actions taken by us which result in circuit disconnections or reductions at CBT. The term of this make whole provision is approximately four years.

Pursuant to the right of first opportunity and refusal agreement, we and CBT have agreed to grant to each other rights of first opportunity and first refusal to purchase each other party’s property in the event that either party desires to sell its property to a non-affiliate third party.

CBT occupies space in our 229 West Seventh Street facility that is utilized in its network operations. In November 2012, in connection with our purchase of this property, we entered into an agreement to lease this space to CBT for a period of five years, with three renewal options of five years each, at an initial annual base rent of approximately $0.1 million, plus a proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Revenue earned from this lease was less than $0.1 million for all periods presented.

In November 2012, we also entered into an agreement to lease space at CBT’s 209 West Seventh Street facility for a period of five years, with three renewal options of five years each. The initial annual base rent will be approximately $0.1 million per year, plus our proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Expense recognized from this arrangement was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. Expense recognized from this arrangement was less than $0.1 million in 2012, and $0.4 million in 2011 and 2010.

We also entered into agreements to lease office space to CBT at our Goldcoast Drive (Goldcoast) data center facility and to CBTS at our Parkway (Mason) data center facility. The aggregate annual base rent for these spaces will be approximately $0.3 million per year. The term of these agreements are five years each. Both agreements contain three five-year renewal options at market rates. Revenue earned from these leases was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. There were no such amounts for the period ended March 31, 2012. Revenue earned from those leases was $0.3 million, in both 2012 and 2011, and $0.2 million in 2010.

As of March 31, 2013, CBTS continues to be the named lessor for two data center leases. Revenues associated with these leases were $2.7 million for the period ended March 31, 2013, $0.9 million for the period ended January 23, 2013, and $3.3 million for the quarter ended March 31, 2012. Revenues associated with these leases were $14.3 million, $14.2 million, and $13.1 million in 2012, 2011, and 2010, respectively. In 2012, we entered into an agreement with CBTS whereby we perform all obligations of CBTS under the lease agreements. CBTS confers the benefits received under such lease agreements to us and CBTS is granted sufficient usage rights in each of our data centers so that it remains as lessor under each such lease agreement. In addition, CBTS will continue to perform billing and collections on these accounts.

On November 20, 2012, we also entered into a non-competition agreement with CBI, pursuant to which we and CBI agreed not to enter into each other’s lines of business, subject to certain exceptions for a period of four years from such date. Pursuant to the terms of this agreement, we agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of providing telecommunications services in certain areas of Ohio, Kentucky and Indiana in which CBI operates as of such date. We also agreed not to seek, request or apply for any certification or license to provide telecommunications services in such areas during the term of the agreement. CBI agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of constructing and selling, operating or providing data center services in the United States or any foreign jurisdiction in which we operate. However, CBI may continue to offer certain data center services, provided that such services are ancillary to its provision of existing IT services, and CBI does not own, lease or is contracted to own, lease or manage the data center infrastructure of the facility in which such existing IT services are being provided.

We had approximately $8.2 million and $2.9 million payable to CBI or its wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance includes a dividend payable of $7.1 million for the dividends declared in March of 2013. The remaining balance of $1.1 million as of March 31, 2013 and the $2.9 million balance as of December 31, 2012, respectively, relate to various related party transactions which are discussed above and are payable to CBI as of each respective period end.

In addition, we had approximately $23.2 million and $2.2 million receivable from CBI or wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance primarily consists of the receivable from CBI of $19.6 million for the reimbursement of the transaction related compensation expense in 2013. The remaining balance of $3.6 million as of March 31, 2013 and the $2.2 million balance as of December 31, 2012, respectively, relate to various related party transactions which are discussed above and are due from CBI as of each respective period end.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of CyrusOne’s investment, financing and other policies. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

CyrusOne conducts all of its investment activities through the operating partnership and its subsidiaries. CyrusOne’s investment objectives are to maximize the long-term cash flow of its properties, provide quarterly cash distributions and achieve long-term capital appreciation for its stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of the properties and our acquisition and other strategic objectives, see “Business and Properties.”

CyrusOne pursues its investment objectives primarily through the ownership by the operating partnership of the properties and other acquired properties and assets. CyrusOne currently intends to invest primarily in technology-related real estate. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of its assets. While CyrusOne may diversify in terms of property locations, size and market, it does not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. CyrusOne intends to engage in such future investment activities in a manner that is consistent with the maintenance of its status as a REIT for U.S. federal income tax purposes. In addition, CyrusOne may purchase or lease income-producing technology-related and other types of properties for long-term investment, expand and improve the properties it presently owns or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

CyrusOne may also participate with third parties in property ownership through joint ventures or other types of co-ownership. These types of investments may permit CyrusOne to own interests in larger assets without unduly restricting its diversification and, therefore, provide flexibility in structuring its portfolio. CyrusOne will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet its investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be in acquired properties incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to CyrusOne’s common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

Investments in Real Estate Mortgages

While CyrusOne’s current portfolio consists of, and its business objectives emphasize, equity investments in technology-related real estate, CyrusOne may, at the discretion of its board of directors, invest in mortgages and other types of real estate interests consistent with its qualification as a REIT. CyrusOne does not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if it concludes that it may benefit from the gross revenues or any appreciation in value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, CyrusOne may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Dispositions

CyrusOne does not currently intend to dispose of any of its properties, although it reserves the right to do so if, based upon management’s periodic review of CyrusOne’s portfolio, its board of directors determines that such action would be in the best interests of our company.

Financing Policies

CyrusOne’s charter and bylaws do not limit the amount or percentage of indebtedness that it may incur, nor has it adopted any policies addressing this. We are, however, subject to certain indebtedness limitations pursuant to the restrictive covenants of its outstanding indebtedness, including the revolving credit facility. CyrusOne’s board of directors may limit its debt incurrence to be more restrictive than its debt covenants allow and from time to time may modify these limits in light of then-current economic conditions, relative costs of debt and equity capital, market values of its properties, general conditions in the market for debt and equity securities, fluctuations in the market price of CyrusOne’s common stock, growth and acquisition opportunities and other factors. If these limits are relaxed, CyrusOne could become more highly leveraged, resulting in an increased risk of default on its obligations and a related increase in debt service requirements that could adversely affect its financial condition and results of operations and our ability to make distributions to its stockholders. CyrusOne intends to adopt a policy relating to the use of derivative financial instruments to hedge interest rate risks related to our borrowings. This policy will govern CyrusOne’s use of derivatives to manage the interest rates on its variable rate borrowings. CyrusOne expects its policy to state that it will not use derivatives for speculative or trading purposes and will only enter into contracts with major financial institutions based on their credit rating and other factors. See “Risk Factors—Risks Related to the Notes and the Exchange Offer—We have significant outstanding indebtedness that involves significant debt service obligations, limits our operational and financial flexibility, exposes us to interest rate fluctuations and exposes us to the risk of default under our debt obligations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Conflict of Interest Policies

Sale or Refinancing of Properties

While CyrusOne GP will have the exclusive authority under the partnership agreement to determine whether, when and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of CyrusOne, which will require the approval of CyrusOne’s board of directors. Conflicts of interest exist or could arise in the future as a result of the relationships between CyrusOne and its affiliates, on the one hand, and the operating partnership or any partner thereof, on the other. CyrusOne’s directors and officers have duties to the company under applicable Maryland law in connection with their direction of the management of the company. At the same time, CyrusOne, as trustee, has duties to CyrusOne GP which, in turn, as general partner of the operating partnership, has duties to the operating partnership and to the limited partners under Maryland law in connection with the management of the operating partnership. Under Maryland law, the general partner of a Maryland limited partnership has fiduciary duties of care and loyalty, and an obligation of good faith, to the partnership and its partners. While these duties and obligations cannot be eliminated entirely in the limited partnership agreement, Maryland law permits the parties to a limited partnership agreement to specify certain types or categories of activities that do not violate the general partner’s duty of loyalty and to modify the duty of care and obligation of good faith, so long as such modifications are not unreasonable. These duties as general partner of the operating partnership to the partnership and its partners may come into conflict with the interests of CyrusOne. Under the partnership agreement of the operating partnership, the limited partners of the operating partnership will expressly agree that the general partner of the operating partnership is acting for the benefit of the operating partnership, the limited partners of the operating partnership and CyrusOne’s stockholders, collectively. The general partner is under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of CyrusOne or CyrusOne’s stockholders, on the one hand, and the limited partners of the operating partnership, on the other, the partnership agreement of the operating partnership provides that any action or failure to act by the general partner that gives priority to the separate interests of CyrusOne or its stockholders that does not result in a violation of the contractual rights of the limited partners of the operating partnership under the partnership agreement will not violate the duties that the general partner owes to the operating partnership and its partners.

Policies Applicable to All Directors and Officers.

CyrusOne has adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. CyrusOne‘s board of directors has established a code of business conduct and ethics that is designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between employees, officers and directors and the company. However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the Maryland General Corporation Law (“MGCL”), a contract or other transaction between CyrusOne and a director or between CyrusOne and any other corporation or other entity in which any of CyrusOne’s directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof; provided that:

•

the fact of the common directorship or interest is disclosed or known to CyrusOne’s board of directors or a committee of the board, and the board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to CyrusOne’s stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to CyrusOne.

CyrusOne has adopted a policy which requires that all contracts and transactions between it, the operating partnership or any of its subsidiaries, on the one hand, and any of its directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate in the judgment of the disinterested directors, CyrusOne’s board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated securityholders, although its board of directors will have no obligation to do so.

Policies With Respect to Other Activities

CyrusOne has authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire its common stock or other securities in the open market or otherwise, and may engage in such activities in the future. CyrusOne expects, but is not obligated, to issue common stock to operating partnership unit holders upon exercise of their redemption rights. Except in connection with the formation transactions, the initial public offering or employment arrangements, CyrusOne has not issued common stock, operating partnership units or any other securities in exchange for property or any other purpose, and its board of directors has no present intention of causing it to repurchase any common stock.

CyrusOne’s board of directors has the power, without stockholder approval, to increase the number of authorized shares of common stock or preferred stock and issue additional shares of common stock or preferred stock, in one or more classes or series, in any manner, and on the terms and for the consideration, it deems appropriate. CyrusOne has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than the operating partnership and does not intend to do so. At all times, CyrusOne intends to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury regulations, its board of directors determines that it is no longer in CyrusOne’s best interests to qualify as a REIT. CyrusOne has not made any loans to third parties, although it may in the future make loans to third parties, including, without limitation, to joint ventures in which it participates. CyrusOne intends to make investments in such a way that it will not be treated as an investment company under the 1940 Act.

Reporting Policies

After completing its initial public offering, CyrusOne became subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, it is required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of the material terms of our outstanding debt instruments other than the Notes. The following is only a summary of the applicable agreements. The following summary does not purport to be complete, and is qualified by reference to the operative agreements governing our outstanding indebtedness, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Revolving Credit Facility

Overview

On November 20, 2012, we entered into a $225 million revolving credit facility with a syndicate of financial institutions as lenders and Deutsche Bank Trust Company Americas, as administrative agent and a lender. As December 31, 2012, the revolving credit facility had available capacity of $225 million. The revolving credit facility matures in 2017.

Interest Rate and Fees

Borrowings under the revolving credit facility bear interest, at our option, at a rate equal to an applicable margin over either a base rate or a LIBOR rate. The initial applicable margin is 2.50% for base rate loans and 3.50% for LIBOR loans. Interest in respect of base rate loans is payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of LIBOR loans is payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. We also pay quarterly facility commitment fees on the unutilized capacity of the revolving credit facility at a rate of 0.50% per annum, as well as customary letter of credit fees.

Guarantee and Security

All obligations under the revolving credit facility are unconditionally guaranteed by CyrusOne and each of CyrusOne LP’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. All obligations under the revolving credit facility, and the guarantees of those obligations, are secured by substantially all of our assets, subject to certain exceptions.

Certain Covenants and Events of Default

The revolving credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of CyrusOne LP and its subsidiaries, as well as CyrusOne to: incur additional indebtedness; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; pay dividends and distributions or repurchase capital stock; make loans, acquisitions or other investments; repay subordinated indebtedness; amend organizational documents or material agreements governing certain indebtedness; change the nature of our business; and change our fiscal year. The revolving credit facility provides that the total indebtedness of CyrusOne LP and its subsidiaries shall not exceed 55% of the value of the assets of CyrusOne LP and its subsidiaries as of the last day of any fiscal quarter through December 31, 2014, and 50% thereafter, determined based on the capitalized value of the stabilized properties of CyrusOne LP and its subsidiaries, the book value of development properties and construction in process on land owned by CyrusOne LP and its subsidiaries and unrestricted cash and cash equivalents held by CyrusOne LP and its subsidiaries. The revolving credit facility also provides that CyrusOne LP maintain a minimum fixed charge coverage ratio of not less than 2.00 to 1.00 and a maximum ratio of secured net indebtedness to consolidated EBITDA of 2.50 to 1.00 for any period of four consecutive fiscal quarters ending on or prior to December 31, 2014, and 2.00 to 1.00 thereafter.

The revolving credit facility contains customary affirmative covenants, including: maintenance of insurance; financial reporting; compliance with applicable laws; payment of taxes; maintenance of properties; preservation of corporate existence; keeping of proper books and records; notice of defaults; and inspection rights. The revolving credit facility also contains customary events of default, including: failure to pay any principal or interest when due; failure to comply with covenants; failure of representations and warranties to be true and correct in any material respect; bankruptcy or insolvency; monetary judgment or certain ERISA defaults; failure of guarantees; invalidity of security interests; change of control events; loss of REIT status by CyrusOne Inc. and cross-acceleration provisions.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, “CyrusOne” refers only to CyrusOne LP, and not to any of its Subsidiaries nor to Holdings or any of its Subsidiaries; the term “Finance Corp.” refers to CyrusOne Finance Corp., a wholly-owned Subsidiary of CyrusOne LP with nominal assets which conducts no operations; the term “Issuers” refers to CyrusOne and Finance Corp.; “CyrusOne GP” refers to CyrusOne GP, the general partner of CyrusOne; and “Holdings” refers to CyrusOne, Inc., the 100% owner of CyrusOne GP, and not to any of its Subsidiaries.

The Issuers issued the Original Notes and will issue the Exchange Notes under an indenture dated as of November 20, 2012, among themselves, the Guarantors and Wells Fargo Bank, N.A. as trustee. Unless the context otherwise requires, references to “notes” in this “Description of Notes” include the Original Notes, which were not registered under the Securities Act, and the Exchange Notes offered hereby, which have been registered under the Securities Act. The Exchange Notes will be treated as part of the same class and series as the Original Notes and the terms of the Exchange Notes are identical to the terms of the Original Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes do not apply to the Exchange Notes.

The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes. The notes are:

•	senior unsecured obligations of the Issuers;

•	pari passu in right of payment with any existing and future unsecured senior Indebtedness of the Issuers;

•	senior in right of payment to any future subordinated Indebtedness of the Issuers, if any;

•

effectively subordinated in right of payment to all existing and future secured Indebtedness of the Issuers, including Indebtedness under the Credit Agreement, to the extent of the value of the collateral securing such Indebtedness;

•	structurally subordinated in right of payment to all Indebtedness and other liabilities, including trade payables, of CyrusOne’s non-guarantor Subsidiaries, if any; and

•	unconditionally guaranteed by the Guarantors on a senior unsecured basis.

Finance Corp. currently has no obligations other than the notes and its Guarantee in respect of the Credit Agreement.

The Note Guarantees. The notes are guaranteed on a joint and several basis by Holdings, CyrusOne GP, all of CyrusOne’s existing domestic Restricted Subsidiaries (other than Finance Corp. and any Receivables Entity) and all of CyrusOne’s future Restricted Subsidiaries that are or become required to issue Note Guarantees pursuant to the covenant described below under the caption “—Covenants—Limitation on Issuances of Guarantees by Restricted Subsidiaries.”

The Note Guarantee of each Guarantor is:

•	a senior unsecured obligation of such Guarantor;

•	pari passu in right of payment with any existing and future unsecured senior Indebtedness of such Guarantor;

•	senior in right of payment to any future subordinated Indebtedness of such Guarantor, if any; and

•

effectively subordinated in right of payment to all existing and future secured Indebtedness of such Guarantor, including such Guarantor’s Guarantee, if any, of CyrusOne’s obligations under the Credit Agreement, to the extent of the value of the collateral securing that Indebtedness.

Not all of CyrusOne’s Subsidiaries guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor subsidiaries generated approximately 1% of our combined revenues for the three months ended March 31, 2013, and held approximately 2.7% of our combined assets and approximately 5.6% of our combined liabilities as of March 31, 2013.

As of the date of this offer, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described in the definition of “Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries do not guarantee the notes.

Each Note Guarantee is limited to the maximum amount that would not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Guarantor’s obligation under its Note Guarantee could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Note Guarantee. See “Risk Factors—Risks Related to the Notes and the Exchange Offer—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require Noteholders to return payments received from guarantors.”

Each Guarantor that makes a payment under its Note Guarantee is entitled upon payment in full of all guaranteed obligations under the indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

The Note Guarantee of a Subsidiary Guarantor will automatically terminate and be released upon:

(1)	a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor, or the Capital Stock of the Subsidiary Guarantor such that the Subsidiary Guarantor is no longer a Restricted Subsidiary, in a transaction that does not violate the provisions of the indenture described below under the caption “—Covenants—Limitation on Asset Sales;”

(2)	the sale or disposition of all or substantially all of the assets of the Subsidiary Guarantor;

(3)	the designation in accordance with the indenture of the Subsidiary Guarantor as an Unrestricted Subsidiary;

(4)	at such time as such Subsidiary Guarantor is no longer a Guarantor or other obligor with respect to any other Indebtedness of Holdings or CyrusOne; or

(5)	defeasance or discharge of the notes, as provided under the provisions of the indenture described below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

In addition, if on any date following the Issue Date, the notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default shall have occurred and be continuing under the indenture, then, beginning on that date, the Subsidiary Guarantors will be automatically released from their obligations under the Note Guarantees; provided, however, that following a Reinstatement Date, each of the Restricted Subsidiaries who would have been required to Guarantee the notes but for the foregoing, will be required to execute and deliver a supplemental indenture to the indenture providing for a Note Guarantee by such Restricted Subsidiary.

Finance Corp.

Finance Corp. is a Maryland corporation and a wholly-owned Subsidiary of CyrusOne that was formed for the purpose of facilitating the issuance of the notes by acting as co-issuer. Finance Corp. is nominally capitalized and does not have any operations or revenues. As a result, prospective purchasers of the notes should not expect Finance Corp. to participate in servicing the interest and principal obligations on the notes. See “—Covenants—Limitation on Activities of Finance Corp.”

Principal, Maturity and Interest

The Issuers issued $525,000,000 in aggregate principal amount of Original Notes. The Issuers may issue additional notes under the indenture from time to time after the issuance of the Original Notes. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Covenants—Limitation on Indebtedness.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuers issued the Original Notes and will issue the Exchange Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on November 15, 2022.

Interest on the notes accrues at the rate of 6.375% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2013. The Issuers will make each interest payment to the holders of record on the immediately preceding May 1 and November 1.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance (which, in the case of the Exchange Notes, means the date of original issuance of the Original Notes). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the paying agent, the paying agent will pay all principal of, premium on, if any, or interest on, that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless the Issuers elect to make interest payments by check mailed to the Noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. CyrusOne may change the paying agent or registrar without prior notice to the holders of the notes, and CyrusOne or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and CyrusOne may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. CyrusOne will not be required to transfer or exchange any note selected for redemption. Also, CyrusOne will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

At any time prior to November 15, 2015, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any), upon not less than 30 nor more than 60 days’ notice to the holders (with a copy to the trustee), at a redemption price equal to 106.375% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption (subject to the rights of holders of notes on any relevant record date occurring prior to the applicable redemption date to receive interest on the applicable interest payment date), with an amount of cash equal to the net cash proceeds of an Equity Offering; provided that:

(1)	at least 65% of the aggregate principal amount of notes (including additional notes, if any) issued under the indenture (excluding notes held by CyrusOne and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to November 15, 2017, the Issuers may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice to the holders (with a copy to the trustee), at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to the date of redemption (subject to the rights of holders of notes on any relevant record date occurring prior to the applicable redemption date to receive interest due on the applicable interest payment date).

Except pursuant to the preceding paragraphs, the notes are not redeemable at the Issuers’ option prior to November 15, 2017.

On or after November 15, 2017, the Issuers may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice to the holders (with a copy to the trustee), at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed, to the date of redemption, if redeemed during the twelve-month period beginning on November 15 of the years indicated below (subject to the rights of holders of notes on any relevant record date occurring prior to the applicable redemption date to receive interest on the applicable interest payment date):

Year	Redemption Price
2017	103.188%
2018	102.125%
2019	101.063%
2020 and thereafter	100.00%

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Any redemption may, at CyrusOne’s option, be subject to the satisfaction of one or more conditions precedent.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Sinking Fund

There are no sinking fund payments for the notes.

Suspension of Covenants

For so long as (i) the notes are rated Investment Grade by each of S&P and Moody’s (or, if either (or both) of S&P and Moody’s have been replaced in accordance with the definition of “Rating Agencies,” by each of the then applicable Rating Agencies) and (ii) no Default has occurred and is continuing under the indenture, CyrusOne and its Restricted Subsidiaries will not be subject to the covenants in the indenture specifically listed under the following captions in this “Description of the Notes” section of this prospectus (collectively, the “Suspended Covenants”):

(1)	“—Covenants—Limitation on Indebtedness;”

(2)	“—Covenants—Limitation on Sale and Leaseback Transactions;”

(3)	“—Covenants—Limitation on Restricted Payments;”

(4)	“—Covenants—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(5)	“—Covenants—Limitation on Issuances of Guarantees by Restricted Subsidiaries;”

(6)	“—Covenants—Limitations on Transactions with Affiliates;”

(7)	“—Covenants—Limitation on Asset Sales;” and

(8)	clause (3) of “—Consolidation, Merger and Sale of Assets—The Issuers, Holdings and CyrusOne GP.”

Additionally, during such time as the above referenced covenants are suspended, (i) the Note Guarantees of the Subsidiary Guarantors will also be suspended (the “Suspended Guarantees”) and (ii) CyrusOne will not be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary unless CyrusOne would have been permitted to designate such Subsidiary as an Unrestricted Subsidiary if the Suspended Covenants had been in effect for such period.

If at any time the notes’ credit rating is downgraded from an Investment Grade rating by either of the Rating Agencies, then the Suspended Covenants and the Suspended Guarantees will thereafter be reinstated as if such covenants and guarantees had never been suspended (the “Reinstatement Date”) and will be applicable pursuant to the terms of the indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the indenture), unless and until the notes subsequently attain an Investment Grade rating from both the Rating Agencies (in which event the Suspended Covenants and the Suspended Guarantees will no longer be in effect for such time that the notes maintain an Investment Grade rating); provided, however, that no Default, Event of Default or breach of any kind will be deemed to exist under the indenture, the notes or the Note Guarantees with respect to the Suspended Covenants or the Suspended Guarantees based on any actions taken or events occurring during the Suspension Period referred to below, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reinstatement Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants or the Suspended Guarantees remained in effect during such period. The period of time between (i) the date of suspension of the Suspended Covenants and the Suspended Guarantees and (ii) the Reinstatement Date, if any, is referred to as the “Suspension Period.”

On the Reinstatement Date, all Indebtedness incurred during the Suspension Period will be classified has having been Incurred in compliance with clauses (1), (2) and (3) of the covenant described below under the caption “—Covenants—Limitation on Indebtedness.” To the extent such Indebtedness would not be so permitted to be Incurred in compliance with clauses (1), (2) and (3) of the covenant described below under the caption “—Covenants—Limitation on Indebtedness,” such Indebtedness will be classified as having been Incurred pursuant to clause (4)(D) of that covenant. Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments pursuant to the covenant described below under “—Covenants—Limitation on Restricted Payments” will be made as though such covenant had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of the covenant described below under “—Covenants—Limitation on Restricted Payments,” to the extent set forth in such covenant. For purposes of determining compliance with the covenant described below under the caption “—Covenants—Limitation on Asset Sales,” the amount of Excess Proceeds will be deemed to be zero as of the Reinstatement Date.

There can be no assurance that the notes will ever achieve or maintain a rating of Investment Grade from any Rating Agency.

Covenants

The indenture contains, among others, the following covenants.

Limitation on Indebtedness

(1)	CyrusOne will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness if, immediately after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the aggregate principal amount of all outstanding Indebtedness of CyrusOne and its Restricted Subsidiaries on a consolidated basis would be greater than 60% of Adjusted Total Assets as of any date of Incurrence.

(2)	CyrusOne will not, and will not permit any of its Restricted Subsidiaries to, Incur any Subsidiary Indebtedness or any Secured Indebtedness if, immediately after giving effect to the Incurrence of such Subsidiary Indebtedness or Secured Indebtedness and the receipt and application of the proceeds therefrom, the aggregate principal amount of all outstanding Subsidiary Indebtedness and Secured Indebtedness of CyrusOne and its Restricted Subsidiaries on a consolidated basis would be greater than 40% of Adjusted Total Assets as of any date of Incurrence.

(3)	CyrusOne will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of CyrusOne and its Restricted Subsidiaries on a consolidated basis would be less than 2.0 to 1.0.

(4)	Notwithstanding paragraphs (1), (2) and (3) above, CyrusOne or any of its Restricted Subsidiaries may Incur each and all of the following (“Permitted Debt”):

(A)	Indebtedness of CyrusOne or any of the Subsidiary Guarantors outstanding under the Credit Facilities and the issuance or creation of letters of credit and bankers’ acceptances thereunder or in connection therewith (with letters of credit and bankers acceptances being deemed to have a principal amount equal to the face amount thereof), in an aggregate principal amount at any one time outstanding not to exceed $325.0 million;

(B)	Indebtedness owed to:

(i)	CyrusOne or a Guarantor evidenced by an unsubordinated promissory note; or

(ii)	any other Restricted Subsidiary; provided that if CyrusOne or any Guarantor is an obligor, the Indebtedness is subordinated in right of payment to the notes, in the case of CyrusOne or Finance Corp., or the Note Guarantee, in the case of a Guarantor; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to CyrusOne or any other Restricted Subsidiary) will be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B)(ii);

(C)	the Original Notes;

(D)	Indebtedness outstanding as of the Issue Date (other than Indebtedness outstanding under the Credit Facilities);

(E)	Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge or refund other outstanding Indebtedness (any such action, to “Refinance”) (other than Indebtedness Incurred under clauses (A), (B), (F), (J), (K), (L) and (M) of this paragraph (4)) and any refinancings thereof, in an amount not to exceed the amount so Refinanced (plus premiums, accrued interest, fees and expenses); provided that Indebtedness, the proceeds of which are used to Refinance Subordinated Indebtedness, will be permitted under this clause (E) only if:

(i)	such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Indebtedness to be Refinanced is subordinated to the notes; and

(ii)	such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Subordinated Indebtedness to be Refinanced, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Subordinated Indebtedness to be Refinanced; and

provided further that in no event may Indebtedness of an Issuer or a Subsidiary Guarantor that ranks equally with or subordinate in right of payment to the notes or such Subsidiary Guarantor’s Note Guarantee, as applicable, be Refinanced by means of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (E);

(F)	Indebtedness:

(i)	constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims, unemployment or other insurance or self-insurance obligations, performance or surety bonds or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, self-insurance obligations, performance or surety bonds or completion guarantees; provided, however, that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(ii)	arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within 30 days of its Incurrence;

(iii)	under Hedging Obligations incurred in the ordinary course of business; and

(iv)	arising from agreements providing for indemnification, adjustment of purchase price or similar obligations Incurred in connection with the disposition of any business, assets or Restricted Subsidiary;

(G)

Attributable Debt, Capitalized Lease Obligations, synthetic lease obligations, mortgage financings or purchase money obligations Incurred after the Issue Date in an aggregate principal amount at any one time outstanding, including Indebtedness Incurred to Refinance Indebtedness Incurred

pursuant to this clause (G), not to exceed the greater of (i) $100.0 million and (ii) an amount equal to 7.5% of Adjusted Total Assets as of any date of Incurrence;

(H)	Indebtedness of CyrusOne, to the extent the net proceeds therefrom are promptly:

(i)	used to purchase notes tendered in an Offer to Purchase made as a result of a Change of Control; or

(ii)	deposited to defease or discharge the notes as described below under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge;”

(I)	Note Guarantees and Guarantees of other Indebtedness of CyrusOne or any Guarantor by any of its Restricted Subsidiaries; provided that such Indebtedness was permitted to be Incurred pursuant to another clause of this covenant;

(J)	Indebtedness Incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to CyrusOne or any other Restricted Subsidiary of CyrusOne (except for Standard Securitization Undertakings);

(K)	Indebtedness of Foreign Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $75.0 million and (ii) an amount equal to 5% of Adjusted Total Assets as of any date of Incurrence;

(L)	Indebtedness of CyrusOne or any of its Restricted Subsidiaries consisting of financing of insurance premiums incurred in the ordinary course of business;

(M)	customer deposits and advance payments received in the ordinary course of business from customers in the ordinary course of business; and

(N)	additional Indebtedness, Incurred after the Issue Date, of CyrusOne and its Restricted Subsidiaries in an aggregate principal amount at any one time outstanding, including all Indebtedness Incurred to Refinance Indebtedness Incurred pursuant to this clause (N), not to exceed the greater of (i) $100.0 million and (ii) an amount equal to 7.5% of Adjusted Total Assets as of any date of Incurrence.

(5)	For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement.

(6)	For purposes of determining any particular amount of Indebtedness under this covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount will not be included.

(7)	For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, CyrusOne, in its sole discretion, may classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; provided that CyrusOne may divide and classify an item of Indebtedness in one or more of the types of Indebtedness and may later reclassify all or a portion of such item of Indebtedness, in any manner that complies within this covenant. Indebtedness under the Credit Agreement outstanding on the Issue Date will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (4)(A) of this covenant.

(8)	The amount of any Indebtedness outstanding as of any date will be:

(A)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(B)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(C)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(i)	the Fair Market Value of such assets at the date of determination; and

(ii)	the amount of the Indebtedness of the other Person.

Maintenance of Total Unencumbered Assets

CyrusOne and its Restricted Subsidiaries will maintain at all times Total Unencumbered Assets of not less than 150% of the aggregate principal amount of all outstanding Unsecured Indebtedness.

Limitation on Sale and Leaseback Transactions

CyrusOne will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any property or asset unless:

(1)	CyrusOne or the Restricted Subsidiary, as applicable, would be entitled to Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described above under the caption “—Limitation on Indebtedness,” in which case, such Attributable Debt will be deemed to have been Incurred pursuant to such covenant; and

(2)	CyrusOne or any of its Restricted Subsidiaries, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount at least equal to the amount of the Net Cash Proceeds received in such Sale and Leaseback Transaction in accordance with the covenant described below under the caption “—Limitation on Asset Sales.”

Limitation on Restricted Payments

CyrusOne will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than CyrusOne or any of its Restricted Subsidiaries, other than:

(A)	dividends or distributions payable solely in Equity Interests (other than Disqualified Stock); and

(B)	pro rata dividends or distributions on Common Stock of any Restricted Subsidiary;

(2)	purchase, redeem, retire or otherwise acquire for value any Equity Interests of Holdings or CyrusOne held by any Person other than CyrusOne or any of its Restricted Subsidiaries;

(3)	make any voluntary or optional principal payment, redemption, repurchase, defeasance, or other acquisition or retirement for value, of Subordinated Indebtedness of CyrusOne or any Subsidiary Guarantor (other than (A) with respect to intercompany Subordinated Indebtedness or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or financial maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	make an Investment, other than a Permitted Investment, in any Person

(all such payments and any other actions described in clauses (1) through (4) above being collectively referred to as “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)	a Default or Event of Default shall have occurred and be continuing;

(B)	CyrusOne could not Incur at least $1.00 of Indebtedness in compliance with both paragraphs (1) and (3) of the covenant described above under the caption “—Limitation on Indebtedness;”

(C)	the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be the Fair Market Value thereof as determined in good faith by the Board of Directors of CyrusOne, whose determination will be conclusive and evidenced by a Board Resolution) made on or after the Issue Date would exceed the sum of:

(i)	95% of the aggregate amount of Funds From Operations (or, if Funds From Operations is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) from the first day of the fiscal quarter during which the Issue Date occurs and ending on the last day of the most recent fiscal quarter preceding the Transaction Date for which internal financial statements are available, plus

(ii)	100% of the aggregate net cash proceeds and the Fair Market Value of other property received by CyrusOne after the Issue Date from (a) the issue or sale of Equity Interests of CyrusOne (other than Disqualified Stock and Designated Preferred Stock), (b) a contribution to the common equity capital of CyrusOne or (c) the issue or sale of convertible Indebtedness of CyrusOne (or Holdings, to the extent the net cash proceeds or other property received therefrom are contributed to the common equity capital of CyrusOne) upon the conversion of such Indebtedness into Equity Interests (other than Disqualified Stock and Designated Preferred Stock) of CyrusOne or Holdings, as applicable; plus

(iii)	an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to CyrusOne or any of its Restricted Subsidiaries or from the net cash proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds have already been included in the calculation of Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”) not to exceed, in each case, the amount of Investments previously made by CyrusOne and its Restricted Subsidiaries in such Person).

Notwithstanding the foregoing, CyrusOne and any of its Restricted Subsidiaries may declare or pay any dividend or make any distribution to their equity holders to fund a dividend or distribution by Holdings (and make any corresponding distributions to CyrusOne’s partners other than Holdings), so long as (A) Holdings believes in good faith that Holdings qualifies as a real estate investment trust under the Code and the declaration or payment of such dividend, in each case, by Holdings, or the making of such distribution is necessary either to maintain Holdings’ status as a real estate investment trust under the Code for any calendar year or to enable Holdings to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by Holdings to its shareholders, with such distribution by Holdings to be made as and when determined by Holdings, whether during or after the end of, the relevant calendar year, and (B) no Default or Event of Default shall have occurred and be continuing.

The foregoing provisions will not be violated by reason of:

(1)

the payment of any dividend, distribution or redemption of any Equity Interests or Subordinated Indebtedness within 60 days after the date of declaration thereof or call for redemption if, at such date of declaration or call for redemption, such payment or redemption was permitted by the provisions of the first paragraph of this covenant (the declaration of such payment will be deemed a Restricted

Payment under the first paragraph of this covenant as of the date of declaration and the payment itself will be deemed to have been paid on such date of declaration and will not also be deemed a Restricted Payment under the first paragraph of this covenant); provided, however, that any Restricted Payment made in reliance on this clause (1) shall reduce the amount available for Restricted Payments pursuant to clause (C) of the first paragraph of this covenant only once;

(2)	the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of CyrusOne or any Subsidiary Guarantor including premium, if any, and accrued and unpaid interest and related transaction expenses, with the proceeds of, or in exchange for, other Subordinated Indebtedness Incurred under clause (4)(E) of the covenant described above under the caption “—Limitation on Indebtedness;”

(3)	the making of any Restricted Payment in exchange for, or out of the proceeds of a substantially concurrent issuance of, Equity Interests of CyrusOne (other than Disqualified Stock and Designated Preferred Stock) or out of the proceeds of a substantially concurrent contribution to the common equity capital of CyrusOne from its shareholders;

(4)	the redemption of Common Units for Equity Interests of Holdings pursuant to the terms of the Partnership Agreement;

(5)	payments and distributions to dissenting holders of Common Units and stockholders of Holdings or any other direct or indirect parent company of CyrusOne (or the payment of dividends or distributions to Holdings (or any other direct or indirect parent company of CyrusOne) to provide Holdings (or such parent company) with the cash necessary to make such payments and distributions) pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of CyrusOne or Holdings;

(6)	the payment of cash (A) in lieu of the issuance of fractional shares of Capital Stock upon conversion, exercise, redemption or exchange of securities convertible into or exchangeable for Capital Stock of CyrusOne or Holdings or any other direct or indirect parent company of CyrusOne (or the payment of dividends or distributions to Holdings (or any other direct or indirect parent company of CyrusOne) to provide Holdings (or any such parent company) with the cash necessary to make such payments) and (B) in lieu of the issuance of whole shares of Capital Stock upon conversion, exercise, redemption or exchange of securities convertible into or exchangeable for Capital Stock of CyrusOne or Holdings, or any other direct or indirect parent company of CyrusOne (or the payment of dividends or distributions to Holdings (or any other direct or indirect parent company of CyrusOne) to provide Holdings (or any such parent company) with the cash necessary to make such payments;

(7)	the acquisition or re-acquisition, whether by forfeiture or in connection with satisfying applicable payroll or withholding tax obligations, of Equity Interests of CyrusOne or Holdings in connection with the administration of their equity compensation programs in the ordinary course of business;

(8)	the redemption, repurchase or other acquisition or retirement of any Equity Interests of CyrusOne or Holdings or any other direct or indirect parent company of CyrusOne (or the payment of dividends or distributions to Holdings (or any other direct or indirect parent company of CyrusOne) to provide Holdings (or any such parent company) with the cash necessary to make such redemptions, repurchases, acquisitions or retirements) from any director, officer or employee of CyrusOne, Holdings (or any other direct or indirect parent company of CyrusOne) or any Restricted Subsidiary of CyrusOne, or from such person’s estate, in an aggregate amount under this clause (8) not to exceed $5.0 million in any fiscal year; provided that any amount not so used in any given fiscal year may be carried forward and used in the next succeeding fiscal year;

(9)

the declaration or payment of any cash dividend or other cash distribution in respect of Equity Interests of Holdings or any other direct or indirect parent company of CyrusOne, CyrusOne or any of its Restricted Subsidiaries constituting Preferred Stock (or the payment of dividends or distributions to

Holdings (or any other direct or indirect parent company of CyrusOne) to provide Holdings (or any such parent company) with the cash necessary to make such payments or distributions), so long as the Interest Coverage Ratio contemplated by paragraph (3) of the covenant described above under the caption “—Limitation on Indebtedness” would be greater than or equal to 2.0 to 1.0 after giving effect to such payment; provided that at the time of payment of such dividend or distribution no Default or Event of Default shall have occurred and be continuing (or would result therefrom);

(10)	the repayment, defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness or Disqualified Stock of CyrusOne (A) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any Subsidiary) of, Disqualified Stock of CyrusOne, or (B) pursuant to a required Offer to Purchase arising from a Change of Control or Asset Sale, as the case may be; provided that such repayment, repurchase, redemption, acquisition or retirement occurs after all notes tendered by holders in connection with a related Offer to Purchase have been repurchased, redeemed or acquired for value in accordance with the applicable provisions of the indenture;

(11)	Permitted Tax Payments;

(12)	the declaration and payment of dividends or distributions by CyrusOne to, or the making of loans to, Holdings (or any other direct or indirect parent company of CyrusOne) in amounts required for Holdings (or any other direct or indirect parent company of CyrusOne) to pay, in each case without duplication, (a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence; (b) customary salary, bonus and other benefits payable to officers, directors and employees of Holdings (or any other direct or indirect parent company of CyrusOne) to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of CyrusOne and its Restricted Subsidiaries, including CyrusOne’s proportionate share of such amounts relating to Holdings (or such other direct or indirect parent company) being a public company; (c) general corporate operating and overhead costs and expenses of Holdings (or any other direct or indirect parent company of CyrusOne) to the extent such costs and expenses are attributable to the ownership or operation of CyrusOne and its Restricted Subsidiaries, including CyrusOne’s proportionate share of such amounts relating to Holdings (or other direct or indirect parent company) being a public company; and (d) fees and expenses other than to Affiliates of CyrusOne related to any successful or unsuccessful financing transaction or equity offering;

(13)	the declaration and payments of dividends on Disqualified Stock; provided that, at the time of payment of such dividend, no Default or Event of Default shall have occurred and be continuing (or would result therefrom);

(14)	payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (4)(B) of the covenant described above under the caption “—Limitation on Indebtedness”; provided that no Default or Event of Default shall have occurred and be continuing (or would result therefrom);

(15)	the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by CyrusOne after the Issue Date; provided that the amount of dividends paid pursuant to this clause (15) shall not exceed the aggregate amount of cash actually received by CyrusOne from the sale of such Designated Preferred Stock; provided that, at the time of payment of such dividend, no Default or Event of Default shall have occurred and be continuing (or would result therefrom);

(16)	the consummation of any of the Formation Transactions or any transactions pursuant to or contemplated by the contracts or agreements related thereto as such transactions are described in the offering memorandum relating to the issuance of the Original Notes under the captions “Structure and Formation of Our Company” or “Certain Relationships and Related Transactions;” and

(17)	other Restricted Payments in an aggregate amount not to exceed $35.0 million.

Each Restricted Payment permitted pursuant to this paragraph (other than the Restricted Payments referred to in clauses (2), (3), (4), (5), (6), (7), (9), (10), (11), (12), (13), (14), (15), (16) and (17) of this paragraph) will be included in calculating whether the conditions of clause (C) of the first paragraph of this covenant have been met with respect to any subsequent Restricted Payments and any net cash proceeds utilized to effect a Restricted Payment pursuant to clause (3) of this paragraph will be excluded.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

CyrusOne will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions permitted by applicable law on any Equity Interests of such Restricted Subsidiary owned by CyrusOne or any of its Restricted Subsidiaries;

(2)	pay any Indebtedness owed to CyrusOne or any other Restricted Subsidiary;

(3)	make loans or advances to CyrusOne or any other Restricted Subsidiary; or

(4)	transfer its property or assets to CyrusOne or any other Restricted Subsidiary.

The foregoing provisions will not restrict any encumbrances or restrictions:

(1)	in the indenture and any other agreement, including the Credit Agreement, as the same are in effect on the Issue Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect, taken as a whole, to the holders than those encumbrances or restrictions that are being extended, refinanced, renewed or replaced;

(2)	imposed under any applicable documents or instruments pertaining to any current or future Secured Indebtedness permitted under the indenture (and relating solely to assets constituting collateral thereunder or cash proceeds from or generated by such assets);

(3)	existing under or by reason of applicable law, the indenture, the notes and the Note Guarantees;

(4)	on cash, cash equivalents, Temporary Cash Investments or other deposits or net worth imposed under contracts entered into the ordinary course of business, including such restrictions imposed by customers or insurance, surety or bonding companies;

(5)	with respect to a Foreign Subsidiary entered into the ordinary course of business or pursuant to the terms of Indebtedness of a Foreign Subsidiary that was Incurred by such Foreign Subsidiary in compliance with the terms of the indenture;

(6)	contained in any license, permit or other accreditation with a regulatory authority entered into the ordinary course of business;

(7)	contained in agreements or instruments which prohibit the payment or making of dividends or other distributions other than on a pro rata basis;

(8)	existing with respect to any Person or the property or assets of any Person acquired by CyrusOne or any of its Restricted Subsidiaries, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of the Person other than the Person or the property or assets of the Person so acquired;

(9)	in the case of clause (4) of the first paragraph of this covenant:

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of CyrusOne or any Restricted Subsidiary not otherwise prohibited by the indenture;

(C)	existing under or by reason of Capital Leases or purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property; or

(D)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of CyrusOne or any Restricted Subsidiary in any manner material to CyrusOne and its Restricted Subsidiaries taken as a whole;

(10)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary (including a restriction on distributions by that Restricted Subsidiary pending its sale or other disposition);

(11)	contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

(A)	the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings (as determined by CyrusOne), and

(B)	CyrusOne determines that any such encumbrance or restriction will not materially affect CyrusOne’s ability to make principal or interest payments on the notes;

(12)	existing under or by reason of restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13)	customary provisions contained in joint venture agreements and customary provisions in leases, in each case entered into in the ordinary course of business;

(14)	any encumbrance or restriction existing under or by reason of Indebtedness or other contractual requirements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity; or

(15)	in connection with and pursuant to permitted extensions, refinancings, renewals or replacements of restrictions imposed pursuant to clauses (1) through (14) of this paragraph; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect, taken as a whole, to the holders than those encumbrances or restrictions that are being extended, refinanced, renewed or replaced.

Nothing contained in this covenant will prevent CyrusOne or any of its Restricted Subsidiaries from restricting the sale or other disposition of property or assets of CyrusOne or its Restricted Subsidiaries that secure Indebtedness of CyrusOne or any of its Restricted Subsidiaries.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

CyrusOne will not permit any of its Restricted Subsidiaries to Guarantee, directly or indirectly, any Indebtedness of Holdings, CyrusOne or any Subsidiary Guarantor (“Guaranteed Indebtedness”), unless, if such Restricted Subsidiary is not already a Subsidiary Guarantor, such Restricted Subsidiary executes and delivers a supplemental indenture to the indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary within ten business days; provided that this paragraph will not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

If the Guaranteed Indebtedness:

(1)	ranks equally in right of payment with the notes or a Note Guarantee, then the Guarantee of such Guaranteed Indebtedness will rank equally with, or subordinate to, the Note Guarantee; or

(2)	is subordinate in right of payment to the notes or a Note Guarantee, then the Guarantee of such Guaranteed Indebtedness will be subordinated in right of payment to the Note Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated in right of payment to the notes or such Note Guarantee.

Limitation on Transactions with Affiliates

CyrusOne will not, and will not permit any of its Restricted Subsidiaries to enter into, renew or extend any transaction (including, without limitations, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any Affiliate of CyrusOne or any of its Restricted Subsidiaries, except upon terms no less favorable to CyrusOne or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such an Affiliate.

The foregoing limitation does not limit, and will not apply to:

(1)	transactions (A) approved by a majority of the disinterested members of the Board of Directors of CyrusOne or (B) for which CyrusOne or any Restricted Subsidiary delivers to the trustee a written opinion of an independent qualified real estate appraisal firm or a nationally recognized investment banking, accounting or appraisal firm, stating that the transaction is fair to CyrusOne or such Restricted Subsidiary from a financial point of view;

(2)	any transaction solely among Holdings, CyrusOne GP, CyrusOne and any of its Restricted Subsidiaries or solely among Restricted Subsidiaries of CyrusOne;

(3)	any payments or other transactions pursuant to any tax-sharing agreement between CyrusOne and Holdings;

(4)	any Restricted Payments not prohibited by the covenant described above under the caption “—Limitation on Restricted Payments” and Permitted Investments;

(5)	transactions pursuant to the Partnership Agreement or any other agreements or arrangements in effect on the Issue Date or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to CyrusOne and the Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(6)	director’s fees and any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by CyrusOne or any of its Restricted Subsidiaries with officers, directors and employees of Holdings, CyrusOne GP, CyrusOne or its Restricted Subsidiaries that are Affiliates of CyrusOne or its Restricted Subsidiaries and the payment of compensation and the issuance of securities to such officers, directors and employees (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), or loans and advances to any officer, director or employee, so long as such agreements have been approved by the Board of Directors of CyrusOne;

(7)	commission, payroll, travel and similar advances or loans (including payment or cancellation thereof) to officers and employees of Holdings, CyrusOne GP, CyrusOne or any of its Restricted Subsidiaries;

(8)	sales of Equity Interests (other than Disqualified Stock) of CyrusOne to Affiliates;

(9)	any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(10)	any transactions with Cincinnati Bell Inc. or any of its Affiliates pursuant to the contracts or agreements described in the offering memorandum relating to the issuance of the Original Notes under the caption “Certain Relationships and Related Transactions” or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to CyrusOne and the Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(11)	the consummation of any of the Formation Transactions or any transactions pursuant to or contemplated by the contracts or agreements related thereto as such transactions are described in the offering memorandum relating to the issuance of the Original Notes under the captions “Structure and Formation of Our Company” or “Certain Relationships and Related Transactions;”

(12)	any transaction with a joint venture, partnership, limited liability company or other entity that would constitute an Affiliate Transaction solely because CyrusOne or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity; or

(13)	any transaction effected as part of a Qualified Receivables Transaction.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this covenant and not covered by (2) through (13) of the immediately foregoing paragraph (X) the aggregate amount of which exceeds $10.0 million in value must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (Y) the aggregate amount of which exceeds $35.0 million in value must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Asset Sales

CyrusOne will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale, unless:

(1)	the consideration received by CyrusOne or such Restricted Subsidiary is at least equal to the Fair Market Value of the assets sold or disposed of, and

(2)	at least 75% of the consideration received by CyrusOne or such Restricted Subsidiary consists of cash or Temporary Cash Investments; provided that, with respect to the sale of one or more Properties, up to 75% of the consideration may consist of Indebtedness of the purchaser of such Properties so long as such Indebtedness is secured by a first priority Lien on the Properties sold; provided further that, for purposes of this clause (2), the amount of the following will be deemed to be cash:

(A)	any liabilities of CyrusOne or any such Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets; and

(B)	any securities or other obligations received by CyrusOne or any such Restricted Subsidiary from such transferee that are converted by CyrusOne or such Restricted Subsidiary into cash within 90 days of the consummation of such Asset Sale).

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, CyrusOne will or will cause such Net Cash Proceeds (or an amount equal to the amount of such Net Cash Proceeds) to be applied to:

(1)	permanently reduce Secured Indebtedness of CyrusOne or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary that is not a Guarantor, in each case owing to a Person other than Holdings, CyrusOne or any of its Restricted Subsidiaries; or

(2)	make a capital expenditure or invest in property or assets (other than current assets) of a nature or type or that are used in the business of CyrusOne or any of its Restricted Subsidiaries existing on the date of such capital expenditure or investment (or enter into a definitive agreement committing to make such capital expenditure or so invest within 12 months after the receipt of such Net Cash Proceeds).

Pending the application of any such Net Cash Proceeds as described above, CyrusOne may invest such Net Cash Proceeds in any manner that is not prohibited by the indenture. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 365-day period as set forth in the preceding sentence and not applied as so required by the end of such period will constitute “Excess Proceeds.” If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this covenant totals more than $25.0 million, CyrusOne must commence, not later than the fifteenth business day of such month, and consummate an Offer to Purchase from the holders of the notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, on a pro rata basis, an aggregate principal amount of notes and such other pari passu Indebtedness equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the notes and such other pari passu Indebtedness plus, in each case, accrued interest to the Payment Date.

If the aggregate principal amount of notes and other pari passu Indebtedness with the notes tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, then the notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of the notes and such other pari passu Indebtedness tendered. Upon completion of each Offer to Purchase, any remaining Excess Proceeds subject to such Offer to Purchase will no longer be deemed to be Excess Proceeds and may be applied to any other purpose not prohibited by the indenture.

Repurchase of Notes upon a Change of Control

Unless CyrusOne has previously or concurrently mailed a redemption notice with respect to all existing notes as described above under the caption “—Optional Redemption” and all conditions precedent applicable to such redemption notice have been satisfied, CyrusOne must commence, within 30 days of the occurrence of a Change of Control, an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the Payment Date.

There can be no assurance that CyrusOne will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of notes) required by the foregoing covenant (as well as any covenant that may be contained in other securities of CyrusOne or that might be outstanding at the time).

Subject to the following paragraph, the provisions described above that require CyrusOne to make an Offer to Purchase following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that CyrusOne repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. In addition, holders of notes may not be entitled to require CyrusOne to purchase their notes in certain circumstances involving a significant change in the composition of CyrusOne’s or Holdings’ Board of Directors, including in connection with a proxy contest where CyrusOne’s or Holdings’ Board of Directors does not approve a dissident slate of directors but approves them as Continuing Directors.

CyrusOne will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to an Offer to Purchase made by CyrusOne and purchases all notes validly tendered and not withdrawn under such Offer to Purchase. Notwithstanding anything to the contrary herein, an Offer to Purchase may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Offer to Purchase.

CyrusOne will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

If the terms of any Credit Facilities prohibit CyrusOne from making an Offer to Purchase or from purchasing the notes pursuant thereto, prior to the mailing of the notice to holders, but in any event within 30 days following any Change of Control, CyrusOne covenants to:

(1)	repay in full all Indebtedness outstanding under such Credit Facilities or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer; or

(2)	obtain the requisite consent under such Credit Facilities to permit the purchase of the notes as described above.

CyrusOne must first comply with the covenant described above before it will be required to purchase notes in the event of a Change of Control; provided, however, that CyrusOne’s failure to comply with the covenant described in the preceding sentence or to make an Offer to Purchase because of any such failure shall constitute a default described in clause (4) under “—Event of Default” below (and not under clause (3) thereof).

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of CyrusOne and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of CyrusOne and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require CyrusOne to make an offer to repurchase the notes as described above.

The provisions under the indenture governing the notes relative to CyrusOne’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

SEC Reports and Reports to Holders

Whether or not Holdings is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Holdings must provide the trustee and, upon written request, the holders of notes within fifteen (15) business days after filing, or in the event no such filing is required, within fifteen (15) business days after the end of the time periods specified in those sections with:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Holdings were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual financial statements only, a report thereon by Holdings’ certified independent accountants, and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Holdings were required to file such reports.

provided that, the foregoing delivery requirements will be deemed satisfied if the foregoing materials are available on the SEC’s EDGAR system or on CyrusOne’s or Holdings’ website within the applicable time period specified above.

In addition, following the earlier of (x) the consummation of the initial public offering of Holdings or (y) the consummation of the Exchange Offer, whether or not required by the SEC, Holdings will, if the SEC will accept the filing, file a copy of all of the information and reports referred to in clauses (1) and (2) of the preceding paragraph with the SEC for public availability within the time periods specified in the SEC’s rules and regulations. If CyrusOne had any Unrestricted Subsidiaries during the relevant period, Holdings will also provide to the trustees and the holders of the notes information sufficient to ascertain the financial condition and results of operations of CyrusOne and its Restricted Subsidiaries, excluding in all respects the Unrestricted Subsidiaries.

For so long as any of the notes remain outstanding and constitute “restricted securities” under Rule 144, Holdings will furnish to the holders of the notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act.

Notwithstanding anything herein to the contrary, Holdings will not be deemed to have failed to comply with any provision of this reporting covenant for purposes of clause (4) set forth below under the caption “—Events of Default” as a result of the late filing or provision of any required information or report until 90 days after the date any such information or report was due.

Limitation on Activities of Finance Corp.

Finance Corp. will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided, that Finance Corp. may be a co-obligor or guarantor with respect to Indebtedness if CyrusOne is an obligor on such Indebtedness and the net proceeds of such Indebtedness are received by CyrusOne, Finance Corp. or one or more Subsidiary Guarantors. At any time after CyrusOne is a corporation, Finance Corp. may consolidate or merge with or into CyrusOne or any Restricted Subsidiary.

Limitation on Activities of Holdings and CyrusOne GP

Neither Holdings nor CyrusOne GP will Incur any Indebtedness other than their respective Note Guarantees issued on the Issue Date and guarantees of additional Indebtedness (including additional notes) or leases of CyrusOne and its Restricted Subsidiaries that is permitted to be Incurred by CyrusOne or such Restricted Subsidiary under the covenant described above under the caption “—Limitation on Indebtedness.” In addition:

(1)	neither Holdings nor CyrusOne GP will hold any material assets or create or acquire any Subsidiaries after the Issue Date other than CyrusOne GP, CyrusOne and direct or indirect Subsidiaries of CyrusOne; and

(2)	neither Holdings nor CyrusOne GP will engage in any business activities other than activities related or incidental to the ownership of CyrusOne and CyrusOne GP, including without limitation:

(A)	transactions contemplated or permitted by the Partnership Agreement or the provision of administrative, legal, accounting and management services to, or on behalf of, CyrusOne;

(B)	the entry into, and exercise of rights and performance of obligations in respect of (i) the indenture and the Note Guarantee, (ii) contracts and agreements with officers, directors and employees of Holdings or CyrusOne or any of CyrusOne’s Subsidiaries relating to their employment or directorships, (iii) agreements with consultants, (iv) insurance policies and related contracts and agreements and (v) benefit, incentive and compensation plans;

(C)	the filing of registration statements, and compliance with applicable reporting and other obligations, under federal, state or other securities laws and the listing and issuance of Equity Interests in connection with an Equity Offering, and compliance with applicable reporting and other obligations related thereto including, but not limited to, agreements with transfer agents, proxy agents, shareholder services, investor relations, counsel, accountants and other advisors;

(D)	the retention of (and the entry into, and exercise of rights and performance of obligations in respect of, contracts and agreements with) transfer agents, private placement agents, underwriters, counsel, accountants and other advisors and consultants in connection with any Equity Offering;

(E)	the performance of obligations under, and compliance with, its certificate of incorporation and by-laws, or any applicable law, ordinance, regulation, rule, order, judgment, decree or permit, including, without limitation, as a result of or in connection with its status as a public company or its ownership of CyrusOne and its Subsidiaries;

(F)	the incurrence and payment of its operating and business expenses and any taxes for which it may be liable;

(G)	the acquisition and/or disposition by Holdings of Equity Interests of CyrusOne or the sole general partner of CyrusOne, subject in all cases to the applicable provisions of the indenture; and

(H)	maintaining its corporate existence and listing status.

Notwithstanding anything to the contrary in this covenant, Holdings and/or CyrusOne GP may consolidate, merge or sell all or substantially all of its assets in accordance with the provisions of the indenture described below under “—Consolidation, Merger and Sale of Assets” and above under “—Repurchase of Notes Upon a Change of Control.”

Events of Default

Events of Default under the indenture are defined as the following:

(1)	default in the payment of principal of, or premium, if any, on any note when it is due and payable at maturity, upon acceleration, redemption or otherwise;

(2)	default in the payment of interest on any note when it is due and payable, and such default continues for a period of 30 days;

(3)	default in the performance or breach of the covenant described below under the caption “—Consolidation, Merger and Sale of Assets—The Issuers, Holdings and CyrusOne GP” or the failure by CyrusOne or any of its Restricted Subsidiaries to make or consummate an Offer to Purchase in accordance with the covenants described above under the captions “—Covenants—Limitations on Asset Sales” or “—Covenants—Repurchase of Notes upon a Change of Control;”

(4)	Holdings or CyrusOne defaults in the performance of or breaches any other covenant or agreement of Holdings or CyrusOne in the indenture or under the notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the notes;

(5)	there occurs with respect to any issue or issues of Indebtedness of Holdings, an Issuer or any Significant Subsidiary having an outstanding principal amount of $35.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or is created after the date of the indenture;

(A)	an event of default that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; and/or

(B)	the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(6)	any final judgment or order (not covered by insurance) for the payment of money in excess of $35.0 million in the aggregate for all such final judgments or orders against Holdings, an Issuer or any Significant Subsidiary (treating any deductibles, self-insurance or retention as not covered by insurance):

(A)	is rendered against Holdings, an Issuer or any Significant Subsidiary and is not be paid or discharged; and

(B)	there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against Holdings, an Issuer or any Significant Subsidiary to exceed $35.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; discharged against Holdings, an Issuer or any Significant Subsidiary to exceed $35.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7)	a court having jurisdiction enters a decree or order for:

(A)	relief in respect of Holdings, CyrusOne GP, an Issuer or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect;

(B)	appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Holdings, CyrusOne GP, an Issuer or any Significant Subsidiary or for all or substantially all of the property and assets of Holdings, an Issuer or any Significant Subsidiary; or

(C)	the winding up or liquidation of the affairs of Holdings, CyrusOne GP, an Issuer or any Significant Subsidiary and, in each case, such decree or order remains unstayed and in effect for a period of 60 consecutive days;

(8)	Holdings, CyrusOne GP, an Issuer or any Significant Subsidiary:

(A)	commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law;

(B)	consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Holdings, an Issuer or any Significant Subsidiary or for all or substantially all of the property and assets of Holdings, CyrusOne GP, an Issuer or any Significant Subsidiary;

(C)	effects any general assignment for the benefit of its creditors; or

(9)	any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the indenture) or any Guarantor notifies the trustee in writing that it denies or disaffirms its obligations under its Note Guarantee.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above that occurs with respect to Holdings, CyrusOne GP, an Issuer or any Significant Subsidiary) occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to CyrusOne (and to the trustee if such notice is given by the holders), may, and the trustee at the request of the holders of at least 25% in aggregate principal amount of the notes then outstanding will, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest will be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration will be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by Holdings, an Issuer or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event or Default specified in clause (7) or (8) above occurs with respect to Holdings, CyrusOne GP, an Issuer or any Significant Subsidiary, the principal of, premium, if any, and accrued interest on the notes then outstanding will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding notes by written notice to CyrusOne and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(X)	all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived, and

(Y)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

As to the waiver of defaults, see “—Modification and Waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes. A holder may not pursue any remedy with respect to the indenture or the notes unless:

(1)	the holder gives the trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4)	the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The indenture requires certain officers of CyrusOne to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of CyrusOne and Holdings and the Restricted Subsidiaries and of their performance under the indenture and that CyrusOne, Holdings and the Restricted Subsidiaries have fulfilled all obligations thereunder, or, if there has been a default in fulfillment of any such obligation, specifying each such default and the nature and status thereof. CyrusOne and Holdings are also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Consolidation, Merger and Sale of Assets

The Issuers, Holdings and CyrusOne GP. None of Holdings, CyrusOne GP nor either of the Issuers will consolidate or merge with or into, or sell, convey, transfer, lease or otherwise dispose (collectively, a “transfer”) of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into Holdings, CyrusOne GP or an Issuer unless:

(1)	Holdings, CyrusOne GP or such Issuer is the continuing Person, or the Person (if other than Holdings, CyrusOne GP or such Issuer) formed by such consolidation or into which Holdings, CyrusOne GP or such Issuer is merged or that acquired or leased such property and assets of Holdings, CyrusOne GP or such Issuer is an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and expressly assumes, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of Holdings, CyrusOne GP or such Issuer on the notes, the Note Guarantees and under the indenture and the registration rights agreement; provided, however, that Finance Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as CyrusOne is not a corporation;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)	in the case of a transaction involving Holdings, CyrusOne GP or CyrusOne and not Finance Corp., immediately after giving effect to such transaction on a Pro Forma Basis, CyrusOne, or any Person becoming the successor obligor of the notes, as the case may be, (A) could Incur at least $1.00 of Indebtedness in compliance with both clause (1) and clause (3) of the covenant described under the caption “—Covenants—Limitation on Indebtedness” or (B) has a Leverage Ratio that is no higher than the Leverage Ratio of CyrusOne immediately before giving effect to the transaction and any related Incurrence of Indebtedness; provided that this clause (3) will not apply to (i) a consolidation or merger of one or more Restricted Subsidiaries with or into CyrusOne or (ii) any merger effected solely to change the state of domicile of Holdings, CyrusOne GP or CyrusOne; and

(4)	Holdings, CyrusOne GP or such Issuer delivers to the trustee an officers’ certificate and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

Upon any consolidation or merger or any transfer of all or substantially all of Holdings’, CyrusOne GP’s or such Issuer’s assets, in accordance with the foregoing, the successor Person formed by such consolidation or into which Holdings, CyrusOne GP or such Issuer is merged or to which such transfer is made, will succeed to, be substituted for, and may exercise every one of Holdings’, CyrusOne GP’s or such Issuer’s rights and powers under the indenture with the same effect as if such successor Person had been named therein as Holdings, CyrusOne GP or such Issuer and, except in the case of the lease or a sale or other transfer of less than all assets, Holdings, CyrusOne GP or such Issuer will be released from the obligations under the notes and the Note Guarantee, as applicable.

Subsidiary Guarantors. No Subsidiary Guarantor will consolidate or merge with or into, or transfer all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than CyrusOne or another Guarantor), unless:

(1)	such Subsidiary Guarantor is the continuing Person, or the Person (if other than such Subsidiary Guarantor) formed by such consolidation or into which such Subsidiary Guarantor is merged or that acquired or leased such property and assets of such Subsidiary Guarantor is an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and expressly assumes, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of such Subsidiary Guarantor on the Note Guarantees and under the indenture and the registration rights agreement; and

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Notwithstanding the foregoing, the Note Guarantee by a Subsidiary Guarantor that is a Restricted Subsidiary of CyrusOne will be automatically released as set forth under “—The Note Guarantees.”

Legal Defeasance and Covenant Defeasance

CyrusOne may at any time, at the option of its Board of Directors evidenced by a Board Resolution set forth in an officers’ certificate, elect to have all of the Issuers obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, premium on, if any, interest on, such notes when such payments are due from the trust referred to below;

(2)	the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee under the indenture, and the Issuers’ and the Subsidiary Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, CyrusOne may, at its option and at any time, elect to have the obligations of the Issuers and the Subsidiary Guarantors released with respect to certain covenants (including their obligation to make an Offer to Purchase upon a Change of Control or Asset Sale, as the case may be) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under “—Events of Default” (except those relating to payments on the notes or bankruptcy, receivership, rehabilitation or insolvency events with respect to Holdings, CyrusOne GP and the Issuers) will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	CyrusOne must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, interest on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and CyrusOne must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, CyrusOne must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) CyrusOne has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, CyrusOne must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Issuers or any of the Guarantors is a party or by which the Issuers or any of the Guarantors is bound; and

(6)	CyrusOne must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(A)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(B)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal of, premium on, if any, interest on, the notes to the date of maturity or redemption;

(2)	in respect of clause (1)(B) of this paragraph, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings);

(3)	the Issuers or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, CyrusOne must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Modification and Waiver

Subject to certain limited exceptions, modifications, waivers and amendments of the indenture, the notes and the Note Guarantees may be made with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes (including consents obtained in connection with a tender offer or exchange offer for the notes) and any past Default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the outstanding notes; provided that no such modification, waiver or amendment may, without the consent of each holder affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of interest on, any note;

(2)	reduce the principal amount of, or premium, if any, or interest on, any note;

(3)	change the place of payment of principal of, or premium, if any, or interest on, any note;

(4)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any note;

(5)	reduce the above-stated percentages of outstanding notes the consent of whose holders is necessary to modify or amend the indenture;

(6)	waive a default in the payment of principal of, premium, if any, or interest on the notes;

(7)	voluntarily release a Guarantor of the notes other than in accordance with the indenture;

(8)	after the time an Offer to Purchase is required to have been made pursuant to the covenants described above under the captions “—Covenants—Limitation on Asset Sales” or “—Covenants—Repurchase of Notes upon a Change of Control,” reduce the purchase amount or price or extend the latest expiration date or purchase date thereunder; or

(9)	reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

Modifications, waivers and amendments of the indenture, the notes and the Note Guarantees may, without notice to or the consent of any noteholder be made:

(1)	to cure any ambiguity, defect, omission or inconsistency in the indenture or the notes;

(2)	to provide for the assumption of an Issuer’s or a Guarantor’s obligations to holders of the notes and the Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of an Issuer’s or such Guarantor’s assets to comply with the provisions under the caption “—Consolidation, Merger and Sale of Assets;”

(3)	to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(4)	to evidence and provide for the acceptance of an appointment by a successor trustee;

(5)	to provide for uncertificated notes in addition to or in place of certificated notes; provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code;

(6)	to provide for any Guarantee of the notes, to secure the notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the notes when such release, termination or discharge is permitted by the indenture;

(7)	to add to the covenants of CyrusOne or any Subsidiary Guarantor for the benefit of the holders of the notes or to surrender any right or power conferred upon an Issuer or any Guarantor;

(8)	to provide for the issuance of additional notes in accordance with the terms of the indenture;

(9)	to conform the text of the indenture, the notes or the Note Guarantees to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision the indenture, the notes or the Note Guarantees;

(10)	to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any holder; or

(11)	to make any amendment to the provisions of the indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the indenture as so amended would not result in notes being transferred in violation of the U.S. Securities Act of 1933, as amended, or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer notes.

No Personal Liability of Incorporators, Partners, Stockholders, Officers, Directors, or Employees

The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of CyrusOne or any of the Guarantors in the indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, partner, stockholder, officer, director, employee or controlling person in their capacity as such of CyrusOne, the Guarantors or of any successor Person thereof. Each holder, by accepting the notes, waives and releases all such liability.

Governing Law

The indenture provides that it and the notes and the Note Guarantees are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The indenture provides that, except during the continuance of an Event of Default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act incorporated by reference into the indenture contain limitations on the rights of the trustee, should it become a creditor of CyrusOne, Holdings or the Subsidiary Guarantors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to CyrusOne LP, 1649 West Frankford Road, Carrollton, Texas 75007, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are definitions of certain terms contained in the indenture that are used in this description. Please refer to the indenture for the definitions of other capitalized terms used in this description that are not defined below.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary whether or not Incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition will not be Acquired Indebtedness.

“Adjusted Total Assets” means, as of any date, the Total Assets at the end of the most recent fiscal quarter preceding such date for which internal financial statements are available, adjusted, to the extent practicable in the sole good faith judgment of CyrusOne’s chief financial officer, for any Asset Sale or any Asset Acquisition consummated since the end of such fiscal quarter, in each case, involving aggregate consideration in excess of $25.0 million (each such adjustment to be made in accordance with the good faith judgment of CyrusOne’s Chief Financial Officer).

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Premium” means, with respect to any note on any redemption date the greater of (1) 1.0% of the principal amount of such note and (2) the excess (if any) of (A) the present value at such redemption date of (i) the redemption price of such note at November 15, 2017, as set forth above under the caption “—Optional Redemption” (excluding any accrued interest) plus (ii) all required interest payments due on such note through November 15, 2017 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate on such redemption date plus 50 basis points over (B) the principal amount of such note.

“Asset Acquisition” means:

(1)	an investment by CyrusOne or its Restricted Subsidiaries in any other Person pursuant to which such Person becomes a Restricted Subsidiary of CyrusOne or is merged into or consolidated with CyrusOne or any of its Restricted Subsidiaries; and

(2)	an acquisition by CyrusOne or any of its Restricted Subsidiaries from any other Person of a Property or data center or other assets that constitute substantially all of a division or line of business of any other Person.

“Asset Sale” means any sale, transfer or other disposition (each, a “disposition”), including by way of merger, consolidation or Sale and Leaseback Transaction, in one transaction or a series of related transactions by CyrusOne or any of its Restricted Subsidiaries to any Person other than CyrusOne or any of its Restricted Subsidiaries of any assets or properties consisting of:

(1)	all or any of the Capital Stock of any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than CyrusOne or a Restricted Subsidiary);

(2)	all or substantially all of the property or assets of an operating unit or line of business of CyrusOne or any of its Restricted Subsidiaries; or

(3)	any other property and assets of CyrusOne or any of its Restricted Subsidiaries (other than Capital Stock of a Person that is not a Restricted Subsidiary) outside of the ordinary course of business;

provided that the term “Asset Sale” will not include:

(A)	dispositions of property or assets (including leases of real property) in the ordinary course of business;

(B)	dispositions of assets with a fair market value, or involving net cash proceeds to CyrusOne or a Restricted Subsidiary, not in excess of $10.0 million in any transaction or series of related transactions;

(C)	the disposition of cash or Temporary Cash Investments;

(D)	a disposition of all or substantially all the assets of CyrusOne in accordance with the covenant described above under the caption “—Consolidation, Merger and Sale of Assets—The Issuers, Holdings and CyrusOne GP”;

(E)	dispositions of accounts receivable in connection with the compromise, settlement or collection thereof;

(F)	a Restricted Payment or Permitted Investment that is permitted by the covenant described above under “—Covenants—Limitation on Restricted Payments;”

(G)	an exchange of assets; provided that (x) the Board of Directors of CyrusOne has determined in good faith that the Fair Market Value of the assets disposed of in such exchange is approximately equal to the Fair Market Value of the assets received in such exchange and (y) at least 75% of the consideration received by CyrusOne and its Restricted Subsidiaries in such exchange constitutes assets or other property of a kind useful to or usable by CyrusOne or any of its Restricted Subsidiaries in its business as conducted prior to the date of such exchange; provided, however, that any cash consideration will constitute Net Cash Proceeds subject to the provisions described above under the caption “—Covenants—Limitation on Asset Sales;”

(H)	the creation of a Lien not prohibited by the indenture and the disposition of assets resulting from the foreclosure upon a Lien;

(I)	the disposition of damaged, worn out or other obsolete property that is no longer used in the business of CyrusOne and its Restricted Subsidiaries;

(J)	any foreclosure on assets;

(K)	trade-ins or exchanges of equipment or other fixed assets in the ordinary course of business;

(L)	a sale of accounts receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity; or

(M)	a transfer of accounts receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction.

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value, discounted at the interest rate implicit in the Sale and Leaseback Transaction, of the total obligations of the lessee for rental payments during the remaining term of the lease in the Sale and Leaseback Transaction.

“Average Life” means at any date of determination with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products obtained by multiplying:

(A)	the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and

(B)	the amount of such principal payment; by

(2)	the sum of all such principal payments.

“Board of Directors” means:

(1)	with respect to CyrusOne, its board of directors or, if CyrusOne does not have a board of directors, the board of directors of its general partner;

(2)	with respect to Holdings, its board of directors;

(3)	with respect to CyrusOne GP, the board of directors of its general partner; and

(4)	with respect to any other Person, (A) if the Person is a corporation, the board of directors of the corporation, (B) if the Person is a partnership, the board of directors of the general partner of the partnership, (C) if the Person is a member managed limited liability company, the board of directors of its managing member, and (D) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of a company to have been duly adopted by the Board of Directors of such company and to be in full force and effect on the date of such certificate, and delivered to the trustee.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting), including partnership interests, whether general or limited, in the equity of such Person, whether outstanding on the Issue Date or issued thereafter.

“Capitalized Lease” means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease as reflected on the balance sheet of such Person in accordance with GAAP.

“Capitalized Value” means, as of any date:

(1)	with respect to any Stabilized Properties owned by Holdings, CyrusOne or any of its Restricted Subsidiaries, an amount equal to the Net Operating Income from such Stabilized Properties for the most recent fiscal quarter for which internal financial statements are available, calculated on a Pro Forma Basis, multiplied by four (4), divided by nine and one-quarter percent (9.25%); and

(2)	with respect to any Stabilized Properties in which Holdings, CyrusOne or any of its Restricted Subsidiaries holds a leasehold interest, an amount equal to the Net Operating Income from such Stabilized Properties for the most recent fiscal quarter for which internal financial statements are available, calculated on a Pro Forma Basis, multiplied by four (4), divided by eleven percent (11%).

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of CyrusOne and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13 (d)(3) of the Exchange Act));

(2)	the adoption of a plan relating to the liquidation or dissolution of Holdings or CyrusOne;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (other than a Permitted Holder) including any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of Holdings, measured by voting power rather than number of shares;

(4)	Holdings consolidates with, or merges with or into, any Person (other than a Permitted Holder), or any Person (other than a Permitted Holder) consolidates with, or merges with or into, Holdings, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Holdings or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Holdings outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee Person (immediately after giving effect to such transaction);

(5)	Holdings ceases to be the owner of 100% of the Capital Stock and other Equity Interests of the sole general partner of CyrusOne; or

(6)	the first day on which a majority of the members of the Board of Directors of CyrusOne or Holdings are not Continuing Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person’s equity, whether outstanding on the Issue Date or issued thereafter, including, without limitation, all series and classes of common stock.

“Common Units” means the limited partnership units of CyrusOne, that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of Holdings are redeemable for cash or Common Stock of Holdings.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income of Holdings, CyrusOne GP, CyrusOne and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and on a Pro Forma Basis, plus, to the extent such amount was deducted in calculating Consolidated Net Income (without duplication):

(1)	all Consolidated Interest Expense;

(2)	all cash dividends or other distributions accrued (excluding dividends payable solely in Equity Interests (other than Disqualified Stock) of CyrusOne or Holdings) on any series of Disqualified Stock of Holdings, CyrusOne GP or CyrusOne and any series of Preferred Stock of any Restricted Subsidiary of CyrusOne during such period;

(3)	all income tax expense, including, without limitation, state, provincial or territorial, franchise and similar taxes and foreign withholding taxes of Holdings accrued during such period;

(4)	all depreciation expense;

(5)	all amortization expense;

(6)	amortization of deferred financing costs and the early write-off of financing costs;

(7)	any expenses or charges (other than depreciation or amortization expense) related to any contemplated Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the Incurrence of Indebtedness permitted to be Incurred by the indenture (including a refinancing thereof), whether or not successful, including all fees, expenses and charges related to (i) the Formation Transactions or (ii) any amendment or other modification of the notes or the Credit Agreement;

(8)	all fees, expenses and charges related to the proposed initial public offering of common stock of Holdings;

(9)	all non-recurring or unusual charges, expenses, gains or losses;

(10)	all other non-cash charges or expenses (other than accruals or reserves for items that will require cash payments in future periods); less

(11)	all non-cash items increasing such Consolidated Net Income.

In addition, Consolidated EBITDA will exclude the impact of all currency translation gains or losses related to non-operating currency transactions (including any net loss or gain resulting from Currency Agreements).

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest expense in respect of Indebtedness of Holdings, CyrusOne GP, CyrusOne and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and on a Pro Forma Basis, including (without duplication):

(1)	all interest expense that was capitalized during such period;

(2)	amortization of original issue discount and the interest portion of any deferred payment obligation;

(3)	all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers’ acceptance financing;

(4)	the net cash costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of Holdings, CyrusOne GP, CyrusOne or any of its Restricted Subsidiaries; and

(5)	whether or not treated as interest expense in accordance with GAAP, all cash dividends or other distributions accrued (excluding dividends payable solely in Equity Interests (other than Disqualified Stock) of CyrusOne or Holdings) on any series of Disqualified Stock of Holdings, CyrusOne GP or CyrusOne and any series of Preferred Stock of any Restricted Subsidiary of CyrusOne during such period;

(6)	all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Holdings, CyrusOne or any of its Restricted Subsidiaries during such period;

excluding, to the extent included in interest expense above:

(A)	the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Consolidated Net Income pursuant to clause (2) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded such calculation) as determined on a consolidated basis in accordance with GAAP;

(B)	any premiums, fees and expenses (and any amortization thereof) paid in connection with the Incurrence of any Indebtedness;

(C)	amortization of deferred financing fees and debt issuance costs; and

(D)	any non-cash costs associated with Hedging Obligations and all after-tax gains and losses attributable to the settlement or termination of Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of Holdings, CyrusOne GP, CyrusOne and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, without any reduction in respect of dividends on Preferred Stock, but without giving effect to deductions for non-controlling or minority interests; provided that the following items will be excluded in computing Consolidated Net Income, without duplication:

(1)	the net income (or loss) of any Person that is not a Restricted Subsidiary, except to the extent of the amount of cash dividends or other distributions actually paid to Holdings, CyrusOne GP, CyrusOne or any of its Restricted Subsidiaries by such Person during such period (and, for the avoidance of doubt, the amount of such cash dividends and other distributions will be included in calculating Consolidated Net Income);

(2)

the net income (or loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, except to the extent of the amount of cash dividends or other distributions actually paid to Holdings, CyrusOne GP CyrusOne or any of its Restricted Subsidiaries by such Person during such period;

(3)	all after-tax gains or losses attributable to Asset Sales and other asset dispositions;

(4)	any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations;

(5)	all after-tax gains or losses attributable to the extinguishment, retirement or conversion of debt and all after-tax gains and losses attributable to the settlement or termination of Interest Rate Agreements;

(6)	all after-tax extraordinary gains and extraordinary losses;

(7)	all after-tax gains and losses realized as a result of the cumulative effect of a change in accounting principles;

(8)	all impairment charges or asset write-offs or write-downs, including those related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(9)	all non-cash gains and losses attributable to mark-to-market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133; and

(10)	all non-cash charges and expenses related to stock-based compensation plans or other non-cash compensation.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CyrusOne or Holdings, as applicable, who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Construction in Process” means, as of any date, the aggregate amount of costs incurred for any build-outs, redevelopment, construction, or tenant improvements of a Property on or prior to the last day of the most recent fiscal quarter of Holdings for which internal financial statements are available that have been capitalized to and are reflected on the balance sheet of Holdings as of the end of such fiscal quarter.

“Credit Agreement” means that certain Credit Agreement, to be dated as of the Issue Date, among Holdings, CyrusOne Finance Corp., CyrusOne, the lenders party thereto and Deutsche Bank Trust Company Americas, as administrative agent, including any related notes, guarantees and collateral documents as the same may be amended, modified or supplemented from time to time.

“Credit Facilities” means one or more debt facilities (including the Credit Agreement), commercial paper facilities, securities purchase agreement, indenture or similar agreement, in each case, with banks or other institutional lenders or investors providing for revolving loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) letters of credit or the issuance of securities, including any related notes, guarantees, collateral documents, instruments and agreement executed in connection therewith, and, in each case, as amended, restated, replaced (whether upon or after termination or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Currency Agreement” means any agreement or arrangement designed to protect against fluctuations in currency exchange rates.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Preferred Stock” means Preferred Stock of Holdings or CyrusOne (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an officer’s certificate executed by the principal financial officer of Holdings or CyrusOne, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (C) of the first paragraph of the covenant described above under the caption “—Covenants—Limitation on Restricted Payments.”

“Development Property” means Property owned or acquired by Holdings, CyrusOne GP, CyrusOne or any of its Restricted Subsidiaries for which Holdings, CyrusOne or such Restricted Subsidiary has obtained the necessary permits (including a building permit to permit construction) and on which Holdings, CyrusOne or any of its Restricted Subsidiaries is actively pursuing construction and for which construction is proceeding to completion without undue delay from permit delay or denial, construction delays or otherwise, all pursuant to the ordinary course of business of Holdings, CyrusOne or such Restricted Subsidiary. Notwithstanding the foregoing, any such Property will no longer be considered to be a Development Property at the earlier of:

(1)	the point at which such property’s Capitalized Value exceeds its GAAP book value; or

(2)	twenty-four (24) months following substantial completion of construction of the improvements related to such development (excluding tenant improvements),

and will thereafter be considered a Stabilized Property for the purposes of the calculation of Total Assets and Adjusted Total Assets. For the avoidance of doubt, an individual parcel of Property can be the site of both one or more Stabilized Properties and Development Properties as determined in the good faith judgment of CyrusOne’s Chief Financial Officer.

“Disqualified Stock” means any class or series of Capital Stock (other than Common Units) of any Person that by its terms or otherwise is:

(1)	required to be redeemed prior to the Stated Maturity of the notes, other than in exchange for Common Units or other Equity Interests of CyrusOne or Holdings that do not constitute Disqualified Stock;

(2)	redeemable at the option of the holder of such class or series of Capital Stock, at any time prior to the Stated Maturity of the notes, other than in exchange for Common Units or other Equity Interests of CyrusOne or Holdings that do not constitute Disqualified Stock; or

(3)	convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for (A) provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes will not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions of the indenture described above under the captions “—Covenants—Limitation on Asset Sales” and “—Covenants—Repurchase of Notes upon a Change of Control,” and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to CyrusOne’s repurchase of the notes as are required to be repurchased pursuant to the provisions of the indenture described above under the captions “—Covenants—Limitation on Asset Sales” and “—Covenants—Repurchase of Notes upon a Change of Control” or (B) customary put and call arrangements between joint venture partners with respect to their common equity investments in joint ventures will not, in any such case, be treated as Disqualified Stock solely as a result of the items referred to in this proviso.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering of Equity Interests (other than Disqualified Stock or Designated Preferred Stock) of (1) CyrusOne or (2) Holdings; provided that the net proceeds of any such public or private offering by Holdings are contributed by Holdings to the common equity capital of CyrusOne.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction under the applicable circumstances, as determined in good faith by the Chief Financial Officer of CyrusOne; provided that if the value of the transaction exceeds $10.0 million, such determination will be made by the Board of Directors of CyrusOne, whose determination will be conclusive if evidenced by a Board Resolution.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any State thereof or the District of Columbia, and any direct or indirect Subsidiary of such Foreign Subsidiary.

“Formation Transactions” means the transactions described in the offering memorandum relating to the issuance of the Original Notes under the caption “Structure and Formation of Our Company.”

“Funds From Operations” means, for any period, the Consolidated Net Income of Holdings, CyrusOne GP CyrusOne and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, plus, to the extent deducted in calculating Consolidated Net Income (without duplication):

(1)	depreciation of Property (including furniture and equipment); plus

(2)	amortization of Property (including below market lease amortization net of above market lease amortization); plus

(3)	amortization of customer relationship intangibles and service agreements; plus

(4)	amortization and early write-off of unamortized deferred financing costs; plus

(5)	losses (A) attributable to the extinguishment of debt and to the settlement or termination of Hedging Obligations or (B) attributable to sales of Property; plus

(6)	all other non-cash charges, expenses, gains or losses; less

(7)	gains (A) attributable to the extinguishment of debt and to the settlement or termination of Hedging Obligations or (B) attributable to sales of Property.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including without limitation, as set forth in the Financial Accounting Standards Board’s “Accounting Standards Codification.” All ratios and computations contained or referred to in the indenture will be computed in conformity with GAAP applied on a consistent basis.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person; or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

(3)	provided, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” means Holdings, CyrusOne GP and the Subsidiary Guarantors, collectively.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under and Interest Rate Agreement or Currency Agreement.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for the payment of, contingently or otherwise, such Indebtedness, including an “Incurrence” of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount will be considered to be an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement);

(4)	all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except trade payables;

(5)	all Attributable Debt and Capitalized Lease Obligations;

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at that date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person (excluding Permitted Non-Recourse Guarantees until such time as they become unconditional obligations of such Person or any of its Restricted Subsidiaries);

(8)	to the extent not otherwise included in this definition, Hedging Obligations; and

(9)	Disqualified Stock of Holdings, CyrusOne GP or CyrusOne or any Preferred Stock of any Restricted Subsidiary of CyrusOne;

if, and to the extent, any of the preceding items (other than items (3), (6), (7) or (8)) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

(A)	the amount outstanding at any time of any Indebtedness issued with original issue discount will be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP; and

(B)	Indebtedness will not include any liability for federal, state, local or other taxes.

“Interest Coverage Ratio” means, as of any date, the ratio of (1) the Consolidated EBITDA of CyrusOne and its Restricted Subsidiaries for the most recent fiscal quarter for which financial statements are available, to (2) the Consolidated Interest Expense of CyrusOne and its Restricted Subsidiaries for such fiscal quarter.

“Interest Rate Agreement” means any interest rate swap agreement (whether from fixed to floating or from floating to fixed), interest rate cap agreement or interest rate collar agreement and any other agreement or arrangement designed to manage interest rates or interest rate risk.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including without limitation by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of CyrusOne and its Restricted Subsidiaries, and residual liabilities with respect to assigned leaseholds incurred in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to another Person or any payment for property or services solely for the account or use of another Person, or otherwise), or any purchase or acquisition of Equity Interests, bonds, notes, debentures or other similar instruments issued by, such Person and will include:

(1)	the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(2)	the Fair Market Value of the Equity Interests (or any other Investment), held by CyrusOne or any of its Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary;

provided that the Fair Market Value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary will be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of “Unrestricted Subsidiary” and the provisions of the indenture described above under the caption “—Covenants—Limitation on Restricted Payments:”

(A)	“Investment” will include the portion (proportional to CyrusOne’s equity interest in such Subsidiary) of the Fair Market Value of the assets (net of liabilities) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary;

(B)	the Fair Market Value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary will be considered a reduction in outstanding Investments; and

(C)	any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer.

“Investment Grade” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Issue Date” means the date the notes are originally issued.

“Land Assets” means real property owned by Holdings, CyrusOne GP, CyrusOne or any of its Restricted Subsidiaries with respect to which the commencement of grading, construction of improvements (other than improvements that are not material and are temporary in nature) and construction of infrastructure has not yet commenced.

“Leased Rate” means, with respect to any Property at any time, the ratio, expressed as a percentage, of (a) the Net Rentable Area of such Property actually leased by tenants to (b) the aggregate Net Rental Area of such Property.

“Leverage Ratio” means, on any date, the ratio of (1) the aggregate amount of Indebtedness of CyrusOne and its Restricted Subsidiaries as of such date, determined, on a consolidated basis in accordance with GAAP, to (2) the Consolidated EBITDA of CyrusOne and its Restricted Subsidiaries for the most recent fiscal quarter for which financial statements are available, multiplied by four.

“Lien” means any mortgage, deed of trust, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means with respect to any Asset Sale, the proceeds received by CyrusOne or any Restricted Subsidiary as a result of such Asset Sale in the form of cash or cash equivalents and including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, without duplication, net of: (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel, accountants and investment bankers and title and recording taxes) related to such Asset Sale; (ii) provisions for all taxes actually paid or payable, as reasonably determined by CyrusOne (and taking into account whether any such sale qualifies for non-recognition treatment under Section 1031 of the Code), as a result of such Asset Sale by CyrusOne and its Restricted Subsidiaries, taken as a whole, including (without duplication) taxes that would have been payable as a result of such Asset Sale by CyrusOne and its Restricted Subsidiaries if CyrusOne and each Restricted Subsidiary in which CyrusOne owns less than 100% of the interests were taxable as a corporation or as a real estate investment trust, as such term is defined in the Code, for federal, state and local income tax purposes, whichever is greater, and, in each case, without taking into account any deductions, credits or other tax attributes that are not related to such Asset Sale, and at the highest rate that would be applicable to such entity at such time; (iii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale; (iv) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale; (v) any portion of the purchase price from an Asset Sale placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with that Asset Sale; provided, however, that upon the termination of that escrow, Net Cash Proceeds will be increased by any portion of funds in the escrow that are released to CyrusOne or any Restricted Subsidiary, and (vi) amounts reserved by CyrusOne and its Restricted Subsidiaries against any liabilities associated with such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP.

“Net Operating Income” means, for any Property for any period, an amount equal (but not less than zero) to the sum of:

(1)	the rents, common area reimbursements, actual cost recoveries and other revenue for such Property determined in accordance with GAAP for such period received in the ordinary course of business from tenants in occupancy; minus

(2)	all expenses paid or accrued and related to the lease, ownership, operation or maintenance of such Property for such period determined in accordance with GAAP, including, but not limited to, taxes, assessments and other governmental charges, insurance, utilities, payroll costs, maintenance, repair and landscaping expenses (but excluding, for the avoidance of doubt, ground lease expense).

Net Operating Income will exclude (i) all losses and expenses to the extent covered by third-party insurance which (x) has actually been reimbursed or otherwise paid in the applicable period or (y) CyrusOne reasonably determines will be reimbursed or paid by the applicable insurance carrier and so long as the applicable insurance carrier has been notified in writing of such loss or expense and not denied coverage therefor and, (ii) expenses relating to the relocation of customers as a result of any casualty or condemnation event or temporary shutdown, in whole or in part, of any Property.

“Net Rentable Area” means, as of any date, with respect to any Property, the net rentable square footage available for lease determined in accordance with the Rent Roll for such Property as of such date, the manner of such determination to be reasonably consistent for all Property of the same type unless otherwise determined to be necessary or appropriate in the good faith judgment of the Chief Financial Officer of CyrusOne.

“Note Guarantee” means a Guarantee of the notes by the Guarantors.

“Offer to Purchase” means an offer by CyrusOne to purchase notes from the holders commenced by mailing a notice to the trustee and each holder stating:

(1)	the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(2)	the purchase price and the date of purchase (which will be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (“Payment Date”);

(3)	that any note not tendered will continue to accrue interest pursuant to its terms;

(4)	that, unless CyrusOne defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase will cease to accrue interest on and after the Payment Date;

(5)	that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date;

(6)	that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such holder, the principal amount of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and

(7)	that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued will be in a principal amount of $2,000 and any higher integral multiple of $1,000 thereof.

On the Payment Date, CyrusOne will:

(A)	accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;

(B)	deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

(C)	promptly thereafter deliver, or cause to be delivered, to the trustee all notes or portions thereof so accepted together with an officers’ certificate specifying the notes or portions thereof accepted for payment by CyrusOne.

The Paying Agent will promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price, and the trustee will promptly authenticate and mail to such holders a new note equal in principal amount to any unpurchased portion of any note surrendered; provided that each note purchased and each new note issued will be in a principal amount of $2,000 and any higher integral multiple of $1,000. CyrusOne will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date.

“Partnership Agreement” means the agreement of limited partnership of CyrusOne, dated July 31, 2012, as such agreement may be amended, restated or replaced from time to time, including in connection with the proposed initial public offering of Holdings.

“Payment Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Permitted Holders” means Cincinnati Bell, Inc. and its controlled Affiliates and any Person acting in the capacity of an underwriter in connection with a bona fide public or private offering of Holdings’ Capital Stock.

“Permitted Investment” means:

(1)	an Investment in CyrusOne, a Restricted Subsidiary or in a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to CyrusOne or any of its Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary, incidental or complementary to the businesses of CyrusOne or any of its Restricted Subsidiaries on the date of such Investment;

(2)	cash or Temporary Cash Investments;

(3)	one or more Investments in Permitted Joint Ventures in an aggregate amount which, when taken together with all other Investments made pursuant to this clause (3), does not exceed the greater of (x) $150.0 million and (y) an amount equal to 10% of Adjusted Total Assets as of the date any such Investment in made (with the amount of each such Investment being measured as of the date made and without giving effect to subsequent changes in value);

(4)	receivables owing to CyrusOne or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as CyrusOne or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	loans or advances to employees made in the ordinary course of business of CyrusOne or such Restricted Subsidiary;

(6)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to CyrusOne or any Restricted Subsidiary or in satisfaction of judgments;

(7)	an Investment in any Person where such Investment was acquired by CyrusOne or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by CyrusOne or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by CyrusOne or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	an Investment in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by CyrusOne or any Restricted Subsidiary;

(9)	Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of CyrusOne, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described above under the caption “—Covenants—Limitation on Restricted Payments;”

(10)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(11)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(12)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Covenants—Limitation on Asset Sales” or any disposition of assets or rights not constituting an Asset Sale by reason of one or more of the exclusions contained in the definition thereof;

(13)	stock, obligations or securities received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business or received in satisfaction of judgment;

(14)	any Investment of CyrusOne or any of its Restricted Subsidiaries existing on, or made pursuant to binding commitments existing on, the date of the indenture, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities), in each case, pursuant to the terms of such Investment, or commitment, as in effect on the Issue Date;

(15)	Guarantees of Indebtedness permitted to be Incurred by CyrusOne or any of its Restricted Subsidiaries pursuant to the covenant described above under the caption “—Covenants—Limitation on Indebtedness;”

(16)	Investments in respect of Hedging Obligations;

(17)	entering into Permitted Non-Recourse Guarantees (it being understood that any payments or other transfers made pursuant to such Permitted Non-Recourse Guarantees will not be permitted by this clause (17));

(18)	Investments in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Transaction or any related Indebtedness; and

(19)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken with all other Investments made pursuant to this clause (19) does not exceed the greater of (i) $100 million and (ii) an amount equal to 7.5% of Adjusted Total Assets as of the date any such Investment is made.

“Permitted Joint Venture” means a Person owned 50% or more by CyrusOne and/or any of its Restricted Subsidiaries if:

(1)	such Person is engaged in a business related to that of CyrusOne or any of its Restricted Subsidiaries; and

(2)	CyrusOne or any Restricted Subsidiary has the right to appoint at least half of the Board of Directors of such Person.

“Permitted Non-Recourse Guarantees” means customary indemnities or Guarantees (including by means of separate indemnification agreements or carve-out guarantees) provided in the ordinary course of business by CyrusOne or any of its Restricted Subsidiaries in financing transactions that are directly or indirectly secured by real property or other real property-related assets (including Equity Interests) of a joint venture or Unrestricted Subsidiary and that may be full recourse or non-recourse to the joint venture or Unrestricted Subsidiary that is the borrower in such financing, but is non-recourse to CyrusOne or any Restricted Subsidiary of CyrusOne except for such indemnities and limited contingent guarantees as are consistent with customary industry practice (such as environmental indemnities and recourse triggers based on violation of transfer restrictions).

“Permitted Tax Payments” means, with respect to any year, any distributions to holders of Equity Interests of CyrusOne, or a Restricted Subsidiary in which CyrusOne owns less than 100% of the equity interests, sufficient to provide Holdings with a distribution equal to the amount of federal, state and local income taxes, as reasonably determined by CyrusOne, that have been actually paid or are payable by Holdings.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof or other entity.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person’s preferred or preference stock, whether outstanding on the Issue Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

“Pro Forma” or “Pro Forma Basis” means that the following adjustments have been made:

(1)	if the specified Person or any of its Restricted Subsidiaries Incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock during the period commencing on the first day of the specified period and ending on the Transaction Date, then the Consolidated Interest Expense will be calculated giving pro forma effect (determined in good faith by CyrusOne’s chief financial officer) to such Incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of proceeds therefrom, as if the same had occurred at the beginning of such period;

(2)	Asset Sales and Asset Acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or by any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries during a certain period, will be given pro forma effect (including giving pro forma effect to the application of proceeds of any Asset Sale) (determined in good faith by CyrusOne’s chief financial officer) as if they had occurred and such proceeds had been applied on the first day of such specified period;

(3)	Consolidated EBITDA will be adjusted to give effect to all Pro Forma Cost Savings;

(4)	the Consolidated EBITDA and Consolidated Net Income attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Transaction Date, will be excluded;

(5)	the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Transaction Date, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Transaction Date;

(6)	any Person that is a Restricted Subsidiary on the Transaction Date will be deemed to have been a Restricted Subsidiary at all times during the specified period;

(7)	any Person that is not a Restricted Subsidiary on the Transaction Date will be deemed not to have been a Restricted Subsidiary at any time during the specified period; and

(8)	if any Indebtedness (other than ordinary working capital borrowings) bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the calculation date had been the applicable rate for the entire specified period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Transaction Date in excess of 12 months).

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and expenses that:

(1)	were directly attributable to an Asset Sale, Asset Acquisition, Investment, merger, consolidation or discontinued operation that occurred during the period or after the end of the period and on or prior to the calculation date and that (a) would properly be reflected in a pro forma income statement prepared in accordance with Regulation S-X under the Securities Act or (B) Holdings or CyrusOne reasonably determines will actually be realized within 12 months of the calculation date; or

(2)	were actually implemented prior to the calculation date in connection with or as a result of an Asset Sale, Asset Acquisition, Investment, merger, consolidation or discontinued operation and that are supportable and quantifiable by the underlying accounting records.

“Property” means any real property or facility (and all fixtures, improvements, appurtenances and related assets thereof and therein) owned by Holdings or any of its Restricted Subsidiaries or in which Holdings or any of its Restricted Subsidiaries holds a leasehold interest.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by CyrusOne or any of its Subsidiaries pursuant to which CyrusOne or any of its Subsidiaries may sell, convey or otherwise transfer to:

(1)	a Receivables Entity (in the case of a transfer by CyrusOne or any of its Subsidiaries) and

(2)	any other Person (in the case of a transfer by a Receivables Entity),

or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of CyrusOne or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable. The grant of a security interest in any accounts receivable of CyrusOne or any of its Restricted Subsidiaries to secure Indebtedness Incurred under Credit Facilities shall not be deemed a Qualified Receivables Transaction.

“Rating Agencies” means S&P and Moody’s; provided, that if either S&P or Moody’s (or both) will cease issuing a rating on the notes for reasons outside the control of CyrusOne, CyrusOne may select a nationally recognized statistical rating agency to substitute for S&P or Moody’s (or both).

“Receivables Entity” means a Wholly Owned Subsidiary of CyrusOne (or another Person formed for the purposes of engaging in a Qualified Receivables Transaction with CyrusOne in which CyrusOne or any Subsidiary of CyrusOne makes an Investment and to which CyrusOne or any Subsidiary of CyrusOne transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of CyrusOne and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of CyrusOne (as provided below) as a Receivables Entity and

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which

(a)	is Guaranteed by CyrusOne or any Subsidiary of CyrusOne (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings),

(b)	is recourse to or obligates CyrusOne or any Subsidiary of CyrusOne in any way other than pursuant to Standard Securitization Undertakings or

(c)	subjects any property or asset of CyrusOne or any Subsidiary of CyrusOne, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)	with which neither CyrusOne nor any Subsidiary of CyrusOne has any material contract, agreement, arrangement or understanding other than on terms which CyrusOne reasonably believes to be no less favorable to CyrusOne or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of CyrusOne and

(3)	to which neither CyrusOne nor any Subsidiary of CyrusOne has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of CyrusOne shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of CyrusOne giving effect to such designation and an officer’s certificate signed by the chief financial officer of CyrusOne certifying that such designation complied with the foregoing conditions.

“Reinstatement Date” has the meaning set forth in “—Suspension of Covenants.”

“Rent Roll” means a report in respect of a Property setting forth its occupancy rates, lease rent and other information in a form reasonably acceptable to the Chief Financial Officer of CyrusOne.

“Restricted Subsidiary” means any Subsidiary of CyrusOne other than an Unrestricted Subsidiary. For avoidance of doubt, as of the date hereof, Finance Corp is a Restricted Subsidiary.

“Sale and Leaseback Transaction” means, with respect to any Person, an arrangement whereby such Person enters into a lease of property previously transferred by such Person to the lessor.

“Secured Indebtedness” means the portion of outstanding Indebtedness secured by a Lien upon the properties or other assets of CyrusOne or any of its Restricted Subsidiaries. For the avoidance of doubt, Attributable Debt will be considered to be secured by the asset that is the subject of the Sale and Leaseback Transaction.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“S&P” means Standard & Poor’s Ratings Group and its successors.

“Stabilized Property” means a completed Property which contains improvements that are in operating condition and available for occupancy, with respect to which valid certificates of occupancy have been issued and are in full force and effect, and that has achieved a Leased Rate of at least eighty-five percent (85%) for a period of not less than thirty (30) consecutive days; provided that a Development Property on which all improvements related to the development of such Property have been substantially completed (excluding tenants improvements) for at least twenty-four (24) months or as to which its Capitalized Value exceeds its GAAP book value will constitute a Stabilized Property. For the avoidance of doubt, an individual parcel of Property can be the site of both one or more Stabilized Properties and Development Properties. Once a project becomes a Stabilized Property, it will remain a Stabilized Property as determined in the good faith judgment of the Chief Financial Officer of CyrusOne.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by CyrusOne or any Subsidiary of CyrusOne which are customary in an accounts receivable transaction.

“Stated Maturity” means:

(1)	with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

(2)	with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subordinated Indebtedness” of CyrusOne means any Indebtedness of CyrusOne that is expressly subordinated to and junior in right of payment to the notes. “Subordinated Indebtedness” of a Guarantor means any Indebtedness of such Guarantor that is expressly subordinated to and junior in right of payment to the Note Guarantee of such Guarantor.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and/or one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

“Subsidiary Guarantee” means a Note Guarantee by each Subsidiary Guarantor for payment of the notes by such Subsidiary Guarantor. As of the Issue Date, “Subsidiary Guarantor” means each of the Subsidiary Guarantors identified in the following sentence and thereafter any other Restricted Subsidiary of CyrusOne that executes a Subsidiary Guaranty in compliance with the provisions described above under the caption “—Covenants—Limitation on Issuances of Guarantees by Restricted Subsidiaries,” but in each case excluding any Persons whose Note Guarantees have been released pursuant to the terms of the indenture. The current Subsidiary Guarantors are: CyrusOne Foreign Holdings, LLC; CyrusOne LLC and CyrusOne TRS.

“Subsidiary Indebtedness” means all unsecured Indebtedness of any Restricted Subsidiary that is not a Guarantor.

“Temporary Cash Investment” means any of the following:

(1)	direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(2)	time deposits accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, or any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of CyrusOne) organized and in existence under the laws of the United States of America or any state of the United States of America with a rating at the time as of which any investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P;

(5)	securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s;

(6)	money market funds at least 95% of the assets of which constitute Temporary Cash Investments of the kinds described in clauses (1) through (5) of this definition; and

(7)	instruments equivalent to those referred to in clauses (1) to (6) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by a Restricted Subsidiary organized in such jurisdiction.

“Total Assets” means, as of any date, the sum (without duplication) of:

(1)	the Capitalized Value of any Stabilized Property owned by Holdings, CyrusOne or any of its Restricted Subsidiaries as of such date or in which Holdings, CyrusOne or any of its Restricted Subsidiaries has a leasehold interest as of such date;

(2)	the book value determined in accordance with GAAP of all Development Property and, without duplication, Construction in Process with respect to Property owned by Holdings, CyrusOne or any of its Restricted Subsidiaries as of such date or in which Holdings, CyrusOne or any of its Restricted Subsidiaries has a leasehold interest as of such date;

(3)	the aggregate amount of unrestricted cash and cash equivalents owned by Holdings, CyrusOne or any of its Restricted Subsidiaries as of such date; and

(4)	the book value determined in accordance with GAAP of all Land Assets and all property held for future development of Holdings, CyrusOne and its Restricted Subsidiaries as of such date,

in each case, determined on a consolidated basis as of the end of the most recent fiscal quarter for which internal financial statements are available.

“Total Unencumbered Assets” means, as of any date, the Adjusted Total Assets of Holdings and its Restricted Subsidiaries as of such date, less:

(1)	any such assets pledged as of such date as collateral to secure any obligations with respect to Secured Indebtedness; and

(2)	any such assets owned as of such date by a Restricted Subsidiary that is not a Guarantor;

provided that all investments by CyrusOne and its Restricted Subsidiaries in unconsolidated joint ventures, unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities will be excluded from Total Unencumbered Assets to the extent that such investments would have otherwise been included; provided, further, that for purposes of this definition, all outstanding Indebtedness Incurred under clause (4)(A) of the covenant described above under the caption “—Covenants—Limitation on Indebtedness” will be treated as Unsecured Indebtedness, whether or not it is actually secured.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness by CyrusOne or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred, with respect to any Restricted Payment, the date such Restricted Payment is to be made, and with respect to any transaction described above under the caption “—Consolidation, Merger and Sale of Assets,” the day on which such transaction is to be consummated.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 15, 2017; provided that if the period from the redemption date to such date is not equal to the constant maturity of a United States Treasury security for which a yield is given, the Treasury yield will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of the nearest United States Treasury securities for which such yields are given, except that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means

(1)	any Subsidiary of CyrusOne that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of CyrusOne in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of CyrusOne may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of CyrusOne) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, CyrusOne or any of its Restricted Subsidiaries (other than Capital Stock of any Subsidiaries of such Subsidiary); provided that:

(A)	any Guarantee by CyrusOne or any of its Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated will be deemed an “Incurrence” of such Indebtedness and an “Investment” by CyrusOne or its Restricted Subsidiary at the time of such designation;

(B)	either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under “—Covenants—Limitation on Restricted Payments,” above;

(C)	if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the provisions of the indenture described above under “—Covenants—Limitation on Indebtedness” and “—Covenants—Limitation on Restricted Payments;” and

(D)	at the time of such designation and after giving effect thereto, CyrusOne and its Restricted Subsidiaries were in compliance with the covenant described above under the caption “—Covenants—Maintenance of Total Unencumbered Assets.”

The Board of Directors of CyrusOne may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(X)	no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

(Y)	all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and will be deemed to have been Incurred) for all purposes of the indenture.

Any such designation by the Board of Directors of CyrusOne will be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Unsecured Indebtedness” means, as of any date, that portion of outstanding Indebtedness of CyrusOne and the Subsidiary Guarantors that is not Secured Indebtedness; provided that for purposes of determining compliance with covenant described above under the caption “—Covenants—Maintenance of Total Unencumbered Assets,” all outstanding Indebtedness Incurred under clause (4)(A) of the covenant described above under the caption “—Covenants—Limitation on Indebtedness” will be treated as being unsecured, whether or not it is actually secured.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two business days prior to such determination. Except as described under “—Covenants—Limitation on Indebtedness,” whenever it is necessary to determine whether CyrusOne has complied with any covenant in the indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of CyrusOne all the Capital Stock of which (other than directors’ qualifying shares) is owned by CyrusOne or another Wholly Owned Subsidiary.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the issuance and sale of the Original Notes on November 20, 2012, we entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the Original Notes. Under the registration rights agreement, we agreed, among other things, to use our commercially reasonable efforts to file and to have declared effective an exchange offer registration statement under the Securities Act and to consummate an exchange offer. We are conducting this Exchange Offer to satisfy these obligations under the registration rights agreement.

We are making the Exchange Offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of Exchange Notes who exchanges Original Notes for Exchange Notes in the Exchange Offer, generally may offer the Exchange Notes for resale, sell the Exchange Notes and otherwise transfer the Exchange Notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the Exchange Notes only if the holder acknowledges that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.

Any holder of the Original Notes using the Exchange Offer to participate in a distribution of Exchange Notes also cannot rely on the no-action letters referred to above. Any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer may be a statutory underwriter, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of Exchange Notes and must acknowledge such delivery requirement. See “Plan of Distribution.”

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of Exchange Notes.

The Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Notes in any jurisdiction in which the Exchange Offer or the acceptance of tenders would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions of the Exchange Offer, we will accept any and all Original Notes validly tendered prior to 5:00 p.m., New York time, on the Expiration Date (as defined below) for the Exchange Offer. Promptly after the Expiration Date (unless extended as described in this prospectus), we will issue an aggregate principal amount of up to $525,000,000 of Exchange Notes and guarantees thereof for a like aggregate principal amount of Original Notes and guarantees thereof tendered and accepted in connection with the Exchange Offer. The Exchange Notes issued in connection with the Exchange Offer will be delivered promptly after the Expiration Date. Holders may tender some or all of their Original Notes in connection with the Exchange Offer, but only in an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof. The terms of the Exchange Notes will be identical to the terms of the Original Notes except that the Exchange Notes:

•	will have been registered under the Securities Act;

•	will not be subject to restrictions on transfer under the Securities Act; and

•	will not be entitled to the registration rights that apply to the Original Notes.

The Exchange Notes will evidence the same debt as the Original Notes exchanged for the Exchange Notes and will be entitled to the benefits of the same indenture pursuant to which the Original Notes were issued, which is governed by New York law, including any guarantees thereof. For a complete description of the terms of the Exchange Notes and the guarantees thereof, see “Description of the Notes.” We will not receive any cash proceeds from the Exchange Offer.

As of the date of this prospectus, $525.0 million aggregate principal amount of Original Notes is outstanding. Only registered holders of the Original Notes, or their legal representatives and attorneys-in-fact, as reflected in the records of the trustee under the indenture, may participate in this offer. We will not set a fixed record date for determining registered holders of the Original Notes entitled to participate in this offer. This prospectus, together with the letter of transmittal, is being sent to all registered holders of Original Notes and to others believed to have beneficial interests in the Original Notes.

In connection with the issuance of the Original Notes, we arranged for the Original Notes purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “Book-Entry, Delivery and Form”, Exchange Notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Book-Entry, Delivery and Form”.

Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer. If you do not tender your Original Notes or if you tender Original Notes that are not accepted for exchange, your Original Notes will remain outstanding and continue to accrue interest but will not retain any rights under the registration rights agreement. Existing transfer restrictions would continue to apply to Original Notes that remain outstanding. See “—Consequences of Failure to Exchange Original Notes” and “Risk Factors—Risk Factors Relating to the Notes and the Exchange Offer—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid” for more information regarding Original Notes outstanding after this offer.

We shall be considered to have accepted validly tendered Original Notes if and when we have given oral (to be followed by prompt written notice) or written notice to the Exchange Agent (as defined below). The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us.

If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Notes, without expense, to the tendering holder promptly after the Expiration Date for the Exchange Offer.

Holders who tender Original Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Original Notes in connection with the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See “—Fees and Expenses”.

Expiration Date; Extensions; Amendments

Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Original Notes validly tendered on or before the Expiration Date and not withdrawn as permitted below. As used in this section of the prospectus entitled, “The Exchange Offer,” the term “Expiration Date” means 5:00 p.m., New York City time, on July 9, 2013. If, however, we, in our sole discretion, extend the period of time for which this offer is open, the term “Expiration Date” means the latest time and date to which this offer is so extended. Original Notes tended in this offer must be in denominations of an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof.

We reserve the right, in our sole discretion:

•

to delay accepting any Original Notes, to extend the Exchange Offer or to terminate the Exchange Offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral (to be followed by prompt written notice) or written notice of the delay, extension or termination to the Exchange Agent; or

•	to amend the terms of the Exchange Offer in any manner.

If we amend the Exchange Offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the Exchange Offer for a period of five to ten business days.

If we determine to extend, amend or terminate the Exchange Offer, we will publicly announce this determination by making a timely release through an appropriate news agency.

If we delay accepting any Original Notes or terminate the Exchange Offer, we promptly will pay the consideration offered, or return any Original Notes deposited, pursuant to the Exchange Offer as required by Rule 14e-1(c).

Interest on the Exchange Notes

Interest on the Exchange Notes will accrue at a rate of 6.375% per year from the most recent date to which interest on the Original Notes has been paid or, if no interest has been paid on such Original Notes, from November 20, 2012. Interest on the Notes is payable semiannually in cash in arrears on May 15 and November 15 commencing May 15, 2013.

Conditions to the Exchange Offer

Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, we will not be required to accept for exchange, or to exchange any Exchange Notes for, any Original Notes and we may terminate the Exchange Offer or, at our option, modify, extend or otherwise amend the Exchange Offer as provided in this prospectus before the acceptance of the Original Notes, if prior to the Expiration Date:

•

any action or event shall have occurred or been threatened, any action shall have been taken, or any statute, rule, regulation, judgment, order, stay, decree or injunction shall have been issued, promulgated, enacted, entered, enforced or deemed to be applicable to the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer by or before any court or governmental regulatory or administrative agency, authority, instrumentality or tribunal, including, without limitation, taxing authorities, that either:

(a)	challenges the making of the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer or might, directly or indirectly, be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer; or

(b)	in our reasonable judgment, could materially adversely affect our (or our subsidiaries’) business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or materially impair the contemplated benefits to us of the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer;

•

anything has occurred or may occur that would or might, in our reasonable judgment, be expected to prohibit, prevent, restrict or delay the Exchange Offer or impair our ability to realize the anticipated benefits of the Exchange Offer;

•

there shall have occurred (a) any general suspension of or limitation on trading in securities in the United States securities or financial markets, whether or not mandatory, (b) any material adverse change in the prices of the Original Notes that are the subject of the Exchange Offer, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory, (e) a commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any catastrophic event caused by meteorological, geothermal or geophysical occurrences or other acts of God that would reasonably be expected to have a material adverse effect on us or our affiliates’ or subsidiaries’ business, operations, condition or prospects, (h) any material adverse change in the securities or financial markets in the United States generally (i) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof or (j) any other change or development, including a prospective change or development, in general economic, financial, monetary or market conditions that, in the our reasonable judgment, has or may have a material adverse effect on the market price or trading of the Notes or upon the value of the Notes; and

•

the trustee with respect to the indenture for the Original Notes that are the subject of the Exchange Offer and the Exchange Notes to be issued in the Exchange Offer shall have been directed by any holders of Original Notes to object in any respect to, or take any action that could, in our reasonable judgment, adversely affect the consummation of the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer, or the trustee shall have taken any action that challenges the validity or effectiveness of the procedures used by us in making the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our absolute discretion. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the Expiration Date:

•	terminate the Exchange Offer and promptly return all tendered Original Notes to the respective tendering holders;

•	modify, extend or otherwise amend the Exchange Offer and retain all tendered Original Notes until the Expiration Date, as extended, subject, however, to the withdrawal rights of holders; or

•	waive the unsatisfied conditions with respect to the Exchange Offer and accept all Original Notes tendered and not previously validly withdrawn.

In addition, subject to applicable law, we may in our absolute discretion terminate the Exchange Offer for any other reason.

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of Original Notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the Exchange Offer described in this prospectus and in the letter of transmittal. The participation in the Exchange Offer by a tendering holder of Original Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Original Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Absence of Dissenters’ Rights

Holders of the Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer.

Procedures For Tendering

If you wish to participate in the Exchange Offer and your Original Notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Original Notes on your behalf pursuant to the procedures of that custodial entity. Please ensure you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline.

To participate in the Exchange Offer, you must either:

•

complete, sign and date a letter of transmittal, or a facsimile thereof, in accordance with the instructions in the letter of transmittal, including guaranteeing the signatures to the letter of transmittal, if required, and mail or otherwise deliver the letter of transmittal or a facsimile thereof, together with the certificates representing your Original Notes specified in the letter of transmittal, to the Exchange Agent at the address listed in the letter of transmittal, for receipt on or prior to the Expiration Date; or

•	comply with the Automated Tender Offer Program (“ATOP”) procedures for book-entry transfer described below on or prior to the Expiration Date.

The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for ATOP with respect to book-entry notes held through DTC. The letter of transmittal, or a facsimile thereof, with any required signature guarantees, or, in the case of book-entry transfer, an agent’s message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the Exchange Agent on or prior to the Expiration Date at its address set forth below under the caption “Exchange Agent”. Original Notes will not be deemed to have been tendered until the letter of transmittal and signature guarantees, if any, or agent’s message, is received by the Exchange Agent. We have not provided guaranteed delivery procedures in conjunction with the Exchange Offer or under this prospectus.

The method of delivery of Original Notes, the letter of transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the Exchange Agent on or prior to the Expiration Date. Do not send the letter of transmittal or any Original Notes to anyone other than the Exchange Agent.

If you are tendering your Original Notes in exchange for Exchange Notes and anticipate delivering your letter of transmittal and other documents other than through DTC, we urge you to contact promptly a bank, broker or other intermediary that has the capability to hold notes custodially through DTC to arrange for receipt of any Original Notes to be delivered pursuant to the Exchange Offer and to obtain the information necessary to provide the required DTC participant with account information in the letter of transmittal.

If you are a beneficial owner which holds Original Notes through Euroclear (as defined below) or Clearstream (as defined below) and wish to tender your Original Notes, you must instruct Euroclear or Clearstream, as the case may be, to block the account in respect of the tendered Original Notes in accordance with the procedures established by Euroclear or Clearstream. You are encouraged to contact Euroclear and Clearstream directly to ascertain their procedure for tendering Original Notes.

Book-Entry Delivery Procedures for Tendering Original Notes Held with DTC

If you wish to tender Original Notes held on your behalf by a nominee with DTC, you must:

•	inform your nominee of your interest in tendering your Original Notes pursuant to the Exchange Offer; and

•	instruct your nominee to tender all Original Notes you wish to be tendered in the Exchange Offer into the Exchange Agent’s account at DTC on or prior to the Expiration Date.

Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender Original Notes by effecting a book-entry transfer of Original Notes to be tendered in the Exchange Offer into the account of the Exchange Agent at DTC by electronically transmitting its acceptance of the Exchange Offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the Exchange Agent’s account at DTC and send an agent’s message to the Exchange Agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a “participant”), tendering Original Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of the Letter of Transmittal

Signatures on a letter of transmittal or notice of withdrawal described under “—Withdrawal of Tenders”, as the case may be, must be guaranteed by an eligible guarantor institution unless the Original Notes tendered pursuant to the letter of transmittal are tendered for the account of an eligible guarantor institution. An “eligible guarantor institution” is one of the following firms or other entities identified in Rule 17Ad-15 under the Exchange Act (as the terms are used in Rule 17Ad-15):

•	a bank;

•	a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings institution that is a participant in a Securities Transfer Association recognized program.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, that guarantee must be made by an eligible institution.

If the letter of transmittal is signed by the holders of Original Notes tendered thereby, the signatures must correspond with the names as written on the face of the Original Notes without any change whatsoever. If any of the Original Notes tendered thereby are held by two or more holders, each holder must sign the letter of transmittal. If any of the Original Notes tendered thereby are registered in different names on different Original Notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

If Original Notes that are not tendered for exchange pursuant to the Exchange Offer are to be returned to a person other than the tendering holder, certificates for those Original Notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the holder of any Original Notes listed in the letter of transmittal, those Original Notes must be properly endorsed or accompanied by a properly completed bond power, signed by the holder exactly as the holder’s name appears on those Original Notes. If the letter of transmittal or any Original Notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal, or facsimile thereof, the tendering holders of Original Notes waive any right to receive any notice of the acceptance for exchange of their Original Notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payments and/or substitute certificates evidencing Original Notes for amounts not tendered or not exchanged are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If those instructions are not given, Original Notes not tendered or exchanged will be returned to the tendering holder.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered Original Notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered Original Notes determined by us not to be in proper form or not to be tendered properly or any tendered Original Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular Original Notes, whether or not waived in the case of other Original Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the terms and instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Original Notes, neither we, the Exchange Agent nor any other person will be under any duty to give that notification or shall incur any liability for failure to give that notification. Tenders of Original Notes will not be deemed to have been made until any defects or irregularities therein have been cured or waived.

Any holder whose Original Notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the Original Notes. Holders may contact the Exchange Agent for assistance with these matters.

In addition, we reserve the right, as set forth above under the caption “—Conditions to the Exchange Offer”, to terminate the Exchange Offer. By tendering, each holder represents and acknowledges to us, among other things, that:

•

it has full power and authority to tender, sell, assign and transfer the Original Notes it is tendering and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

•	the Exchange Notes acquired in connection with the Exchange Offer are being obtained in the ordinary course of business of the person receiving the Exchange Notes;

•

at the time of commencement and consummation of the Exchange Offer it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes in violation of the provisions of the Securities Act;

•	it is not an “affiliate” (as defined in Rule 405 under the Securities Act) of CyrusOne LP or CyrusOne Finance Corp.;

•	if the holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, the distribution of the Notes; and

•

if the holder is a broker-dealer, that it will receive Exchange Notes for its own account in exchange for Original Notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution”.

Withdrawal of Tenders

Tenders of Original Notes in the Exchange Offer may be validly withdrawn at any time prior to the Expiration Date.

For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent prior to the Expiration Date at its address set forth below under the caption “Exchange Agent”. The withdrawal notice must:

(1)	specify the name of the tendering holder of Original Notes;

(2)	bear a description, including the series, of the Original Notes to be withdrawn;

(3)	specify, in the case of Original Notes tendered by delivery of certificates for those Original Notes, the certificate numbers shown on the particular certificates evidencing those Original Notes;

(4)	specify the aggregate principal amount represented by those Original Notes;

(5)	specify, in the case of Original Notes tendered by delivery of certificates for those Original Notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of Original Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Original Notes; and

(6)	be signed by the holder of those Original Notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those Original Notes.

The signature on any notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Original Notes have been tendered for the account of an eligible guarantor institution.

Withdrawal of tenders of Original Notes may not be rescinded, and any Original Notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Exchange Offer. Validly withdrawn Original Notes may, however, be re-tendered by again following one of the procedures described in “—Procedures for Tendering” on or prior to the Expiration Date.

Exchange Agent

We have appointed Wells Fargo Bank, N.A. as exchange agent in connection with this offer (the “Exchange Agent”). In such capacity, the Exchange Agent has no fiduciary duties to the holders of the Notes and will be acting solely on the basis of our directions. Holders should direct questions, requests for assistance and for additional copies of this prospectus or the letter of transmittal to the Exchange Agent addressed as follows:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

P.O. Box 1517

Minneapolis, Minnesota 55480

(800) 344-5128

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. We will pay certain other expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and certain accountant and legal fees.

Holders who tender their Original Notes for exchange will not be obligated to pay transfer taxes. If, however:

•	Exchange Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Original Notes tendered;

•	tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•

a transfer tax is imposed for any reason other than the exchange of Original Notes in connection with the Exchange Offer; then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of this offer. The expenses of this offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of Failure to Properly Tender Original Notes in the Exchange Offer

Issuance of the Exchange Notes in exchange for the Original Notes under this offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC) and the certificate(s) representing such Original Notes (or confirmation of book-entry transfer), and all other required documents. Therefore, holders of the Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of Original Notes for exchange or waive any such defects or irregularities. Original Notes that are not tendered or that are tendered but not accepted by us will, following completion of this offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of this offer, certain registration rights under the registration rights agreements will terminate.

In the event this offer is completed, we generally will not be required to register the remaining Original Notes, subject to limited exceptions. Remaining Original Notes will continue to be subject to the following restrictions on transfer:

•	the remaining Original Notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if such registration is not required by law; and

•	the remaining Original Notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in connection with this offer, any trading market for remaining Original Notes could be adversely affected. See “Risk Factors—Risk Factors Relating to the Notes and the Exchange Offer—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.”

Neither we nor our board of directors make any recommendation to holders of Original Notes as to whether to tender or refrain from tendering all or any portion of their Original Notes pursuant to this offer. Moreover, no one has been authorized to make any such recommendation. Holders of Original Notes must make their own decision whether to tender pursuant to this offer and, if so, the aggregate amount of Original Notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

BOOK-ENTRY, DELIVERY AND FORM

The Global Notes

Initially, the Exchange Notes will be represented by one or more registered notes in global form, without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited on the issue date with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain with the trustee as custodian for DTC.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below.

All interests in the Global Notes, including those held through Euroclear Bank S.A., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”), may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants (collectively, the “Participants”) and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

We expect that pursuant to procedures established by DTC (1) upon deposit of each Global Note, DTC will credit the accounts of Participants with an interest in the Global Note and (2) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in Notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the respective trustees thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of Notes under the indenture or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of Notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Notes.

Payments with respect to the principal of, and premium, if any, and interest on, any Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day

(which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in the Global Notes by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC notifies us that it (a) is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice;

(2)	we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes, subject to the rules of DTC, which require the consent of each participant; or

(3)	there shall have occurred and be continuing a default or event of default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Neither we nor the trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations relevant to the exchange of Original Notes for Exchange Notes pursuant to the Exchange Offer and the purchase, ownership and disposition of Notes. This summary only applies to investors that will hold their Notes as “capital assets” under the Code.

This summary is based upon current U.S. federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, expatriates, broker-dealers, REITs, regulated investment companies, traders in securities who elect a mark-to-market method of accounting, tax-exempt organizations, persons that will hold the Notes as a part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, entities treated as partnerships for U.S. federal income tax purposes or investors therein, persons subject to alternative minimum tax or U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss any U.S. federal tax laws other than U.S. federal income tax laws (such as estate or gift tax laws or the Medicare tax on certain investment income) or any foreign, state or local tax considerations. We are not planning to seek a ruling from the IRS regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of the Notes. Accordingly, there can be no assurance that the IRS will not successfully challenge one or more of the conclusions stated herein. Each holder of Original Notes considering this Exchange Offer should consult its own tax advisor regarding the tax consequences of the Exchange Offer to it, including those under state, foreign and other tax laws and other tax consequences of the purchase, ownership or disposition of the notes.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust, if (a) a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of the Code control all substantial trust decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A beneficial owner of a Note that for U.S. federal income tax purposes is an individual, corporation, estate or trust that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

If an entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of Notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership holding Notes, and partners in such a partnership, are urged to consult their tax advisors.

Exchange of the Original Notes for Exchange Notes

An exchange of Original Notes for Exchange Notes pursuant to the Exchange Offer will not be treated as a taxable exchange or other taxable event for U.S. federal income tax purposes. Accordingly, there will be no U.S. federal income tax consequences to holders who exchange their Original Notes for Exchange Notes in connection with the Exchange Offer and any such holder will have the same adjusted tax basis and holding period in the Exchange Notes as it had in the Original Notes immediately before the exchange.

U.S. Holders

Stated Interest. Interest on a Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it is paid or accrued, in accordance with the U.S. Holder’s regular method of tax accounting for U.S. federal income tax purposes.

Market Discount. If a U.S. Holder acquires a Note at a cost that is less than its stated redemption price at maturity (i.e., its stated principal amount), the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

Under the market discount rules of the Code, a U.S. Holder is required to treat any partial payment of principal on a Note, and any gain on the sale, exchange, retirement or other disposition of a Note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a Note with market discount in certain otherwise nontaxable transactions, such holder must include accrued market discount as ordinary income as if the holder had sold the Note at its then fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to Notes with market discount, a U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the Notes. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a Note will be increased by the amount of market discount included in the holder’s income under the election.

Amortizable Bond Premium. If a U.S. Holder purchases a Note for an amount in excess of the stated redemption price at maturity, the holder will be considered to have purchased the Note with “amortizable bond premium” equal in amount to the excess. Generally, a U.S. Holder may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the Note during the taxable year, using a constant yield method similar to that described above, over the remaining term of the Note. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the Note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. A U.S. Holder who elects to amortize bond premium must reduce the holder’s tax basis in the Note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Election of Constant Yield Method. U.S. Holders may elect to include in gross income all interest that accrues on a Note, including any stated interest, market discount, de minimis market discount and unstated interest, as adjusted by amortizable bond premium, by using a constant yield prescribed in the Code and applicable Treasury Regulations. This election for a Note with amortizable bond premium will result in a deemed election to amortize bond premium for all taxable debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. Similarly, this election for a Note with market discount will result in a deemed election to accrue market discount in income currently for the Note and for all other debt instruments acquired by the U.S. Holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the consent of the IRS. A U.S. Holder’s tax basis in a Note will be increased by each accrual of income under the constant yield election described in this paragraph.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of the Notes. Upon a sale, exchange, retirement, redemption or other taxable disposition of Notes, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such Notes. The amount realized will include the amount of any cash and the fair market value of any property received for the Notes (other than any amount attributable to accrued but unpaid interest, which will be taxable as ordinary income (as described above under “—Stated Interest”) to the extent not previously included in income). A U.S. Holder’s adjusted tax basis in a Note generally will be equal to the cost of the Note to such U.S. Holder, increased by the amount of any market discount previously included in gross income and reduced by the amount of any amortizable bond premium applied to reduce, or allowed as a deduction against, interest on a Note. Any such gain or loss generally will be capital gain or loss (except with respect to accrued market discount not previously included in income, which will be taxable as ordinary income), and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Note is more than one year at the time of disposition. For non-corporate U.S. Holders, long-term capital gain generally will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

Interest. Subject to the discussion below concerning backup withholding, all payments of interest on the Notes made to a Non-U.S. Holder will be exempt from U.S. federal income and withholding tax; provided that: (1) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the capital or profits interest in the operating partnership, (2) such Non-U.S. Holder is not a controlled foreign corporation with respect to which the operating partnership is a “related person” (within the meaning of Section 864(d)(4) of the Code), (3) the beneficial owner of the Notes certifies, under penalties of perjury, to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form) that it is not a U.S. person and provides certain other information or satisfies certain other certification requirements and (4) such payments are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to a 30% U.S. federal withholding tax, unless such Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or appropriate substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or appropriate substitute form) stating that interest paid or accrued on the Notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States and is includible in such Non-U.S. Holder’s gross income.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of the Notes. Subject to the discussion below concerning backup withholding and except with respect to accrued but unpaid interest, which generally will be taxable as interest and may be subject to the rules described above under “—Non-U.S. Holders—Interest,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the receipt of payments of principal on a Note, or on any gain recognized upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, unless in the case of gain (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States, in which case such gain will be taxed as described below under “—Non-U.S. Holders—Income Effectively Connected with a U.S. Trade or Business,” or (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, in which case such Non-U.S. Holder will be subject to tax at 30% (or, if applicable, a lower treaty rate) on the gain derived from such disposition, which may be offset by U.S. source capital losses.

Income Effectively Connected with a U.S. Trade or Business. If a Non-U.S. Holder of Notes is engaged in a trade or business in the United States, and if interest on the Notes or gain realized on the sale, exchange or other taxable disposition (including a retirement or redemption) of the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax on such income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder. If the Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and the Non-U.S. Holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the

United States. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable income tax treaty) of its effectively connected earnings and profits, subject to certain adjustments. Payments of interest that are effectively connected with a U.S. trade or business will not be subject to the 30% U.S. federal withholding tax provided that the Non-U.S. Holder claims exemption from withholding. To claim exemption from withholding, the Non-U.S. Holder must certify its qualification, which generally can be done by filing a properly executed IRS Form W-8ECI (or other applicable form).

Information Reporting and Backup Withholding

U.S. Holders. Payments of interest on, or the proceeds of the sale, exchange or other taxable disposition (including a retirement or redemption) of, a Note are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to U.S. federal backup withholding at a 28% rate, if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against that U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders. A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a United States person in order to avoid backup withholding at a 28% rate, with respect to payments of interest on, or the proceeds of the sale, exchange or other disposition (including a retirement or redemption) of, a Note. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a Note, as well as the amount, if any, withheld, may be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes in exchange for Original Notes acquired for its own account as a result of market-making or other trading activities pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of such Exchange Notes. We have agreed that, during the period described in Section 4(3) of the Securities Act and Rule 174 thereunder that is applicable to transactions by brokers or dealers with respect to Exchange Notes (the “Applicable Period”), we will use our commercially reasonable efforts to make this prospectus, as amended and supplemented, available to broker-dealers for use in connection with resales of Exchange Notes.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to this offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to this offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This Exchange Offer is being made by the Issuers based upon the Issuers’ understanding of interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, that the Exchange Notes issued in exchange for the Original Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that: (i) such holder is not an “affiliate”, as defined in Rule 405 under the Securities Act, of the Issuers; (ii) such Exchange Notes are acquired in the ordinary course of such holder’s business; and (iii) such holder is not engaged in, does not intend to engage in, a distribution of such Exchange Notes and has no arrangement or understanding with any person to participate in a distribution, as defined in the Securities Act, of the Exchange Notes.

However, the Issuers have not sought their own no-action letter and therefore the staff of the SEC has not considered this Exchange Offer in the context of a no-action letter. There can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in other circumstances. If a holder of Original Notes is an affiliate of the Issuers, acquires the Exchange Notes other than in the ordinary course of such holder’s business or is engaged in or intends to engage in a distribution of the Exchange Notes or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder could not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

During the Applicable Period, we will send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including broker-dealers selling Exchange Notes during the Applicable Period) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes will be passed upon for us by Cravath, Swaine & Moore, LLP. Venable LLP will issue an opinion to us regarding certain matters of Maryland law

EXPERTS

The combined financial statements of CyrusOne Inc. and the related financial statement schedules as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph referring to the allocation of certain corporate overhead expenses from CBI. Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of CyrusOne LP and the related financial statement schedules as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph referring to the allocation of certain corporate overhead expenses from CBI. Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO THE COMBINED FINANCIAL STATEMENTS AND SCHEDULE S

CyrusOne Inc.

Page
CyrusOne Inc. Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of March 31, 2013 (unaudited)	F-3

Condensed Consolidated Statements of Operations for the period ended March 31, 2013 (January 24, 2013 to March 31, 2013), the period ended January 23, 2013 (January 1, 2013 to January 23, 2013) and the Three Months Ended March 31, 2012 (unaudited)

F-4

Condensed Consolidated Statement of Equity for the three months ended March 31, 2013 (unaudited)	F-5

Condensed Consolidated Statement of Cash Flows for the period ended March 31, 2013 (January 24, 2013 to March 31, 2013), the period ended January 23, 2013 (January 1, 2013 to January 23, 2013) and the Three Months Ended March 31, 2012 (unaudited)

F-6

Notes to the Condensed Consolidated Financial Statements	F-7

CyrusOne Inc. Financial Statements:

Combined Balance Sheet as of December 31, 2012 and December 31, 2011	F-32

Combined Statement of Operations For the Year Ended December 31, 2012, 2011, and 2010	F-33

Combined Statement of Cash Flows For the Year Ended December 31, 2012, 2011, and 2010	F-34

Combined Statement of Parent’s Net Investment For the Year Ended December 31, 2012, 2011, and 2010	F-35

Notes to the Financial Statements	F-36

Supplemental Schedule—Schedule II Valuation and Qualifying Accounts	F-69

Supplemental Schedule—Schedule III Real Estate Properties and Accumulated Depreciation	F-70

CyrusOne LP CyrusOne LP Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of March 31, 2013 (unaudited)	F-73

Condensed Consolidated Statements of Operations for the period ended March 31, 2013 (January 24, 2013 to March 31, 2013), the period ended January 23, 2013 (January 1, 2013 to January 23, 2013) and the Three Months Ended March 31, 2012 (unaudited)

F-74

Condensed Consolidated Statement of Partnership Capital for the three months ended March 31, 2013 (unaudited)	F-75

Condensed Consolidated Statement of Cash Flows for the period ended March 31, 2013 (January 24, 2013 to March 31, 2013), the period ended January 23, 2013 (January 1, 2013 to January 23, 2013) and the Three Months Ended March 31, 2012 (unaudited)

F-76

Notes to the Condensed Consolidated Financial Statements	F-77

CyrusOne LP Financial Statements:

Combined Balance Sheet as of December 31, 2012 and December 31, 2011	F-99

Combined Statement of Operations For the Year Ended December 31, 2012, 2011, and 2010	F-100

Combined Statement of Cash Flows For the Year Ended December 31, 2012, 2011, and 2010	F-101

Combined Statement of Parent’s Net Investment For the Year Ended December 31, 2012, 2011, and 2010	F-102

Notes to the Financial Statements	F-103

Supplemental Schedule—Schedule II Valuation and Qualifying Accounts	F-133

Supplemental Schedule—Schedule III Real Estate Properties and Accumulated Depreciation	F-134

CYRUSONE INC. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

March 31, 2013 (January 24, 2013 to March 31, 2013),

January 23, 2013 (January 1, 2013 to January 23, 2013) and March 31, 2012

CyrusOne Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited and in millions, except share amounts)

	Successor	Predecessor
	As of March 31, 2013	As of December 31, 2012
Assets
Investment in real estate:
Land	$44.4	$44.5
Buildings and improvements	740.7	722.5
Equipment	68.7	52.4
Construction in progress	92.6	64.2

Subtotal	946.4	883.6
Accumulated depreciation	(192.1)	(176.7)

Net investment in real estate	754.3	706.9
Cash and cash equivalents	328.6	16.5
Rent and other receivables, net of allowance for doubtful accounts of $0.3 as of March 31, 2013 and December 31, 2012	30.0	33.2
Restricted cash	2.6	6.3
Goodwill	276.2	276.2
Intangible assets, net of accumulated amortization of $42.5 and $38.2 as of March 31, 2013 and December 31, 2012	98.4	102.6
Due from affiliates	23.2	2.2
Other assets	60.7	67.0

Total assets	$1,574.0	$1,210.9

Liabilities and Equity
Accounts payable and accrued expenses	$60.3	$29.5
Deferred revenue	51.7	52.8
Due to affiliates	8.2	2.9
Capital lease obligations	31.0	32.2
Long-term debt	525.0	525.0
Other financing arrangements	62.9	60.8
Other liabilities	18.4	7.6

Total liabilities	757.5	710.8

Commitments and contingencies

Equity
Preferred stock, $.01 par value, 100,000,000 authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value, 500,000,000 shares authorized and 21,871,673 shares issued and outstanding at March 31, 2013	0.2	—
Common stock, $.01 par value, 1,000 shares authorized and 100 shares issued and outstanding at December 31, 2012	—
Additional paid in capital	335.7	7.1
Accumulated deficit	(3.9)	—
Partnership capital	—	493.0

Total shareholders’ equity/Parent’s net investments	332.0	500.1
Noncontrolling interest	484.5	—

Total Equity	816.5	500.1

Total liabilities and equity	$1,574.0	$1,210.9

The accompanying notes are an integral part of the condensed consolidated financial statements.

CyrusOne Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited and in millions except per share data)

	Successor	Predecessor	Predecessor
	January 24, 2013 to March 31, 2013	January 1, 2013 to January 23, 2013	Three Months Ended, March 31, 2012
Revenue	$45.0	$15.1	$ 52.1
Costs and expenses:
Property operating expenses	15.3	4.8	17.3
Sales and marketing	2.1	0.7	1.8
General and administrative	5.4	1.5	4.5
Transaction-related compensation	—	20.0	—
Depreciation and amortization	16.4	5.3	16.4
Transaction costs	—	0.1	—
Management fees charged by CBI	—	—	0.7
Loss on sale of receivables to an affiliate	—	—	1.2

Total costs and expenses	39.2	32.4	41.9

Operating income (loss)	5.8	(17.3)	10.2
Interest expense	8.4	2.5	10.3

Loss before income taxes	(2.6)	(19.8)	(0.1)
Income tax expense	0.2	0.4	0.6

Net loss	(2.8)	(20.2)	(0.7)
Noncontrolling interest in net loss	(1.9)	—	—

Net loss attributed to common stockholders	$(0.9)	$—	$ —

Basic weighted average common shares outstanding	20.9	—	—
Diluted weighted average common shares outstanding	20.9	—	—
Loss per share—basic	$(0.05)	—	—
Loss per share—diluted	$(0.05)	—	—
Dividend declared per share	$0.16	—	—

The accompanying notes are an integral part of the condensed consolidated financial statements.

CyrusOne Inc.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(unaudited and in millions)

			Additional Paid In Capital	Accumulated Deficit	Partnership capital	Total Shareholder’s Equity/ Parent’s Net Investment	Non Controlling Interest	Total Equity
	Common Stock Issued
	Shares	Amount
Balance December 31, 2012	—	—	$7.1	$—	$493.0	$500.1	$—	$500.1
Net loss—January 1, 2013 to January 23, 2013	—	—	—	—	(20.2)	(20.2)	—	(20.2)
Other Contributions from Parent	—	—	—	—	1.3	1.3	—	1.3
Contributions from Parent—Transaction compensation expense reimbursement	—	—	—	—	19.6	19.6	—	19.6
Noncontrolling interest effective January 24, 2013	—	—	(7.1)	—	(493.7)	(500.8)	500.8	—
Common stock issued	19.0	0.2	336.9	—	—	337.1	—	337.1
Common stock issued to CBI in exchange for operating partnership units	1.5	—		—	—	—	—	—
Common stock issued to CBI in exchange for settlement of IPO costs paid by CBI	0.4	—	7.1	—	—	7.1	(7.1)	—
IPO costs	—	—	(9.5)	—	—	(9.5)	—	(9.5)
Restricted shares issued	1.0	—	—	—	—	—	—	—
Net Loss—January 24, 2013 to March 31, 2013	—	—	—	(2.8)	—	(2.8)	—	(2.8)
Noncontrolling interest allocated net loss	—	—	—	1.9	—	1.9	(1.9)	—
Restricted stock compensation	—	—	1.2	—	—	1.2	—	1.2
Dividends declared, $0.16 per share	—			(3.0)	—	(3.0)	(7.3)	(10.3)

Balance at March 31, 2013	21.9	0.2	$335.7	$(3.9)	$—	$332.0	$484.5	$816.5

The accompanying notes are an integral part of the condensed consolidated financial statements

CyrusOne Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited and in millions)

	Successor	Predecessor	Predecessor
	January 24, 2013 to March 31, 2013	January 1, 2013 to January 23, 2013	Three Months Ended, March 31, 2012
Net cash provided by operating activities	$22.9	$2.0	$ 12.5

Cash flows from investing activities:
Capital expenditures—acquisitions of real estate	(18.2)	—	(23.4)
Capital expenditures—other development	(26.7)	(7.7)	(29.4)
Release of restricted cash	1.8	1.9	—

Net cash used in investing activities	(43.1)	(5.8)	(52.8)

Cash flows from financing activities:
Issuance of common stock	360.5	—	—
IPO costs	(23.4)	—	—
Borrowings from affiliates, net	—	—	44.0
Payments on capital lease obligations	(0.6)	(0.6)	(1.6)
Contributions (distributions) from (to) parent, net	—	0.2	(0.4)
Other, net	—	—	(0.4)

Net cash provided by financing activities	336.5	(0.4)	41.6

Net increase (decrease) in cash and cash equivalents	316.3	(4.2)	1.3
Cash and cash equivalents at beginning of period	12.3	16.5	0.6

Cash and cash equivalents at end of period	$328.6	$12.3	$1.9

Supplemental disclosures
Cash paid for interest	$1.8	$0.3	$10.4
Acquisition of property on account	18.9	15.7	0.3
Contribution receivable from Parent related to transaction-related compensation	—	19.6	—
Dividends payable	10.3	—	—
Deferred IPO costs	—	1.7	—
Deferred IPO costs reclassified to additional paid in capital	9.5	—	—

The accompanying notes are an integral part of the condensed consolidated financial statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

CyrusOne Inc., together with CyrusOne GP, wholly-owned by CyrusOne Inc., through which it holds a controlling interest in CyrusOne LP (the “Operating Partnership”) and the subsidiaries of the Operating Partnership (collectively, “CyrusOne”, “we”, “us”, “our”, and the “Company”) and is an owner, operator and developer of enterprise-class, carrier neutral data centers. Our customers operate in a number of industries, including energy, oil and gas, mining, medical, technology, finance and consumer goods and services. We currently operate 24 data centers located in the United States, United Kingdom and Singapore.

CyrusOne’s operations are primarily conducted through the Operating Partnership. CyrusOne intends to elect the status of and qualify as a REIT under the Internal Revenue Code of 1986 (“the Code”), as amended, for the taxable year ended December 31, 2013.

2. Formation

Prior to November 20, 2012, the Company was a wholly-owned subsidiary of Cincinnati Bell Inc. (“CBI”). In anticipation of the initial public offering of CyrusOne Inc., CBI created CyrusOne Inc., CyrusOne GP and the Operating Partnership as legal entities and wholly-owned subsidiaries of CBI.

On November 20, 2012, the Operating Partnership received a contribution of interests in real estate properties and the assumption of debt and other specified liabilities from CBI in exchange for the issuance of 123,688,687 operating partnership units to CBI.

On January 24, 2013, CyrusOne Inc. completed its initial public offering (“IPO”) of common stock, issuing approximately 19.0 million shares for $337.1 million, net of underwriter’s discount. At which time the Operating Partnership executed a 2.8 to 1.0 reverse unit split, resulting in CBI owning 44.1 million Operating Partnership units. In addition, CBI exchanged approximately 1.5 million of its Operating Partnership’s units for 1.5 million shares of CyrusOne Inc. common stock, and CBI was issued 0.4 million shares of CyrusOne Inc. common stock in repayment for transaction costs paid by CBI. CyrusOne Inc. also issued approximately 1.0 million of restricted stock to its directors and employees. In addition, CyrusOne LP issued operating partnership units equal to the number of CyrusOne Inc. shares of 21.9 million. As of January 24, 2013 the total number of outstanding partnership units was 64.5 million.

On January 24, 2013, CyrusOne Inc., together with CyrusOne GP, purchased approximately 21.9 million or 33.9% of the Operating Partnership’s units for $337.1 million and through CyrusOne GP assumed the controlling interest in the Operating Partnership. CBI retained a non-controlling interest in the Operating Partnership of 66.1%.

3. Basis of Presentation

The accompanying condensed consolidated financial statements as of December 31, 2012 and for the periods ended January 23, 2013 and March 31, 2012, were prepared using CBI’s historical basis in the assets and liabilities of its data center business. The condensed consolidated financial statements include all revenues, costs, assets and liabilities directly attributable to the data center business. In addition, certain expenses reflected in the consolidated financial statements include allocations of corporate expenses from CBI, which in the opinion of management are reasonable (see further discussion at Note 12). Such condensed consolidated financial statements do not fully reflect what CyrusOne’s financial position, results of operations and cash flows would have been had CyrusOne been a stand-alone company during these respective periods. As a result, historical financial information is not necessarily indicative of CyrusOne’s future results of operations, financial position and cash flows. The financial statements for the period prior to the effective date of the IPO, January 24, 2013, are deemed to be the financial statements of the “Predecessor” company and the periods subsequent to January 24, 2013 are deemed to be the financial statements of the “Successor” company. The financial statements for the Predecessor periods are considered combined and the financial statements for the Successor periods are considered consolidated.

In addition, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission (“SEC”) on March 29, 2013. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted from this report on Form 10-Q pursuant to the rules and regulations of the SEC.

It should also be noted that the results for the interim periods shown in this report are not necessarily indicative of future financial results. The accompanying condensed consolidated financial statements have not been audited by our independent registered public accounting firm. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments necessary to present fairly our financial position as of March 31, 2013 and December 31, 2012 and our results of operations and our cash flows for the periods ended March 31, 2013 (January 24, 2013 to March 31, 2013), January 23, 2013 (January 1, 2013 to January 23, 2013) and March 31, 2012. These adjustments are of a normal recurring nature.

4. Significant Accounting Policies

Use of Estimates—Preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. These estimates and assumptions are based on management’s knowledge of current events and actions that we may undertake in the future. Estimates are used in determining the fair value of leased real estate, the useful lives of real estate and other long-lived assets, future cash flows associated with goodwill and other long-lived asset impairment testing, deferred tax assets and liabilities and loss contingencies. Estimates were also utilized in the determination of historical allocations of shared employees’ payroll, benefits and incentives and management fees. Actual results may differ from these estimates and assumptions.

Investments in Real Estate—Investments in real estate consist of land, buildings, improvements and integral equipment utilized in our data center operations. Real estate acquired from third parties has been recorded at its acquisition cost. Real estate acquired from CBI and its affiliates has been recorded at its historical cost basis. Additions and improvements which extend an asset’s useful life or increase its functionality are capitalized and depreciated over the asset’s remaining life. Maintenance and repairs are expensed as incurred.

When we are involved in the construction of structural improvements to leased property, we are deemed the accounting owner of the leased real estate. In these instances, we bear substantially all the construction period risk, including managing or funding construction. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations. At inception, the fair value of the real estate, which generally consists of a building shell, and our associated obligation is recorded as construction in progress. As construction progresses, the value of the asset and obligation increases by the fair value of the structural improvements. When construction is complete, the asset is placed in service and depreciation commences. Leased real estate is depreciated to the lesser of (i) its estimated fair value at the end of the term or (ii) the expected amount of the unamortized obligation at the end of the term. The associated obligation is presented as other financing arrangements in the accompanying condensed consolidated balance sheets.

When we are not deemed the accounting owner, we further evaluate leased real estate to determine whether the lease should be classified as a capital or operating lease. One of the following four characteristics must be present to classify a lease as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is equal to 75% or more of the estimated economic life of the leased property or (iv) the net present value of the lease payments are at least 90% of the fair value of the leased property.

Construction in progress includes direct and indirect expenditures for the construction and expansion of our data centers and is stated at its acquisition cost. Independent contractors perform substantially all of the construction and expansion efforts of our data centers. Construction in progress includes costs incurred under construction contracts including project management services, engineering and schematic design services, design development, construction services and other construction-related fees and services. Interest, property taxes and certain labor costs are also capitalized during the construction of an asset.

Cash and Cash Equivalents—Cash and cash equivalents include all non-restricted cash held in financial institutions and other non-restricted highly liquid short-term investments with original maturities at acquisition of three months or less.

Restricted Cash—Restricted cash consists of funds held in escrow to fund construction.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with business acquisitions. We perform impairment testing of goodwill, at the reporting unit level, on an annual basis or more frequently if indicators of potential impairment exist. The fair value of our reporting unit was determined using a combination of market-based valuation multiples for comparable businesses and discounted cash flow analysis based on internal financial forecasts incorporating market participant assumptions. There were no impairments recognized for any of the periods presented.

Long-Lived and Intangible Assets—Intangible assets represent purchased assets that lack physical substance, but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged, either on its own or in combinations with a related contract, asset, or liability. Intangible assets with finite lives consist of trademarks, customer relationships, and a favorable leasehold interest.

Management reviews the carrying value of long-lived assets, including intangible assets with definite lives, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Examples of such indicators may include a significant adverse change in the extent to which or manner in which the property is being used, an accumulation of costs significantly in excess of the amount originally expected for acquisition or development, or a history of operating or cash flow losses. When such indicators exist, we review an estimate of the undiscounted future cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition and compare such amount to its carrying amount. We consider factors such as future operating income, leasing demand, competition and other factors. If our undiscounted net cash flows indicate that we are unable to recover the carrying value of the asset, an impairment loss is recognized. An impairment loss is measured as the amount by which the asset’s carrying value exceeds its estimated fair value. There were no impairments recognized for any of the periods presented.

Deferred Costs—Deferred costs include both deferred leasing costs and deferred financing costs. Sales commissions incurred at the commencement of a new lease are capitalized and amortized over the term of the customer lease. Amortization of deferred leasing costs is presented with depreciation and amortization in the accompanying condensed consolidated statements of operations. If a lease terminates prior to the expected life of the customer relationship, the remaining unamortized cost is written off to amortization expense.

Deferred financing costs include costs incurred in connection with issuance of debt and the revolving credit facility. These financing costs are capitalized and amortized over the term of the debt or revolving credit facility and are included as a component of interest expense.

Other Financing Arrangements—Other financing arrangements represent leases of real estate where we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our condensed consolidated balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

Revenue Recognition—Colocation rentals are generally billed monthly in advance, and some contracts have escalating payments over the term of the contract. If rents escalate without the lessee gaining access to or control over additional leased space or power, and the lessee takes possession of, or controls the physical use of the property (including all contractually committed power) at the beginning of the lease term, the rental payments by the lessee are recognized as revenue on a straight-line basis over the term of the lease. If rents escalate because the lessee gains access to and control over additional leased space or power, revenue is recognized in proportion to the additional space or power in the years that the lessee has control over the use of the additional space or power. The excess of revenue recognized over amounts contractually due is recognized in other assets in the accompanying condensed consolidated balance sheets.

Some of our leases are structured on a full-service gross basis in which the customer pays a fixed amount for both colocation rental and power. Other leases provide that the customer will be billed for power based upon actual usage which is separately metered. In both cases, this revenue is presented on a gross basis in the accompanying condensed consolidated statements of operations. Power is generally billed one month in arrears, and an estimate of this revenue is accrued in the month that the associated costs are incurred. We generally are not entitled to reimbursements for real estate taxes, insurance or other operating expenses.

Revenue is recognized for services or products that are deemed separate units of accounting. When a customer makes an advance payment which is not deemed a separate unit of accounting, deferred revenue is recorded. This revenue is recognized ratably over the expected term of the customer relationship, unless the pattern of service suggests otherwise.

Certain customer contracts require specified levels of service or performance. If we fail to meet these service levels, our customers may be eligible to receive credits on their contractual billings. These credits are recognized against revenue when an event occurs that gives rise to such credits.

Property Operating Expenses—Property operating expenses generally consist of electricity, salaries and benefits of data center operations personnel, real estate taxes, security, rent, insurance and other site operating and maintenance costs.

Sales and Marketing Expense—Sales and marketing expense is comprised of compensation and benefits associated with sales and marketing personnel as well as advertising and marketing costs.

General and Administrative Expense—General and administrative expense is comprised of salaries and benefits of senior employees and support functions, such as legal and consulting.

Depreciation and Amortization Expense—Depreciation expense is recognized over the estimated useful lives of real estate applying the straight-line method. The useful life of leased real estate and leasehold improvements is the lesser of the economic useful life of the asset or the term of the lease, including optional renewal periods if renewal of the lease is reasonably assured. The residual value of leased real estate is estimated as the lesser of (i) the expected fair value of the asset at the end of the lease term or (ii) the expected amount of the unamortized liability at the end of the lease term. Estimated useful lives are periodically reviewed.

Amortization expense is recognized over the estimated useful lives of finite-lived intangibles. An accelerated method of amortization is utilized to amortize our customer relationship intangible, consistent with the benefit expected to be derived from this asset. We amortize trademarks, favorable leasehold interests, deferred leasing costs and deferred sales commissions, over their estimated useful lives. The estimated useful life of trademarks and customer relationships is eight to 15 years. In addition, we have a favorable leasehold interest related to a land lease that is being amortized over the remaining lease term of 56 years.

Transaction-related compensation—During the period ended January 23, 2013, the Company received an allocated compensation charge from CBI of $20.0 million for the settlement of its long-term incentive plan associated with the completion of the IPO. The amount was determined by CBI and allocated to CyrusOne Inc. on January 23, 2013 and reflected as expense and contributed capital in the respective period.

Transaction Costs—Transaction costs represent legal, accounting and professional fees incurred in connection with the formation transactions, our qualification as a REIT and completed and potential business combinations. Transaction costs are expensed as incurred.

Income Taxes—The Company was included in CBI’s consolidated tax returns in various jurisdictions for all Predecessor periods. In the accompanying financial statements, the Predecessor periods reflect income taxes as if the Company was a separate stand-alone company. The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods.

CyrusOne Inc. will elect to be taxed as a REIT under the Code, as amended, commencing with our taxable year ended December 31, 2013. Provided we qualify for taxation as a REIT and continue to meet the various qualification tests mandated under the Code, we are generally not subject to corporate level federal income tax on the earnings distributed currently to our stockholders. If we fail to qualify as a REIT in any taxable year, our taxable income will be subject to federal income tax at regular corporate rates and any applicable alternative minimum tax.

While the REIT and Operating Partnership do not pay federal income taxes, we are still subject to foreign, state and local income taxes in the locations in which it conducts business. Our taxable REIT subsidiaries (“TRS”) are also subject to federal and state income taxes to the extent there is taxable income.

Deferred income taxes are recognized in certain entities. Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. The ultimate realization of the deferred income tax assets depends upon on our ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards.

We have no liabilities for uncertain tax positions as of March 31, 2013. The earliest tax year for which we are subject to examination is 2010.

Foreign Currency Translation and Transactions—The financial position of foreign subsidiaries is translated at the exchange rates in effect at the end of the period, while revenues and expenses are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as components of accumulated other comprehensive income (loss). Gains and losses from translation and foreign currency transactions were immaterial for all periods presented.

Comprehensive Income (Loss)—Comprehensive income (loss) represents the change in net assets of a company from transactions and other events from non-owner sources. Comprehensive income (loss) equaled our net income (loss) for all periods presented.

Stock-Based Compensation—For all the Predecessor periods presented, some of our employees participated in CBI’s stock-based compensation plans. CBI values all share-based payments to employees at fair value on the date of grant and expenses this amount over the applicable vesting period. The fair value of stock options and stock appreciation rights was determined using the Black-Scholes option-pricing model using assumptions such as volatility, risk-free interest rate, holding period and expected dividends. The fair value of stock awards was based upon the closing market price of CBI’s common stock on the date of grant. For all share-based awards, a forfeiture rate is estimated based upon historical forfeiture patterns. The forfeiture rate reduces the total fair value of the awards that was recognized as compensation expense. For graded vesting awards, CBI’s policy is to recognize compensation expense on a straight-line basis over the vesting period. Certain employees have been granted awards, which are indexed to the change in CBI’s common stock price, which were cash settled. The accompanying condensed consolidated financial statements include an allocation of stock-based compensation costs for awards granted to our employees. Upon completion of our IPO and as follows, all benefits were either accelerated vested or terminated and settled by CBI with each respective employee.

In conjunction with the IPO, our Board of Directors adopted the 2012 Long-Term Incentive Plan (“LTIP Plan”). See further discussion in Note 10.

Fair Value Measurements—Fair value measurements are utilized in accounting for business combinations and testing of goodwill and other long-lived assets for impairment. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for asset and liabilities, is as follows:

Level 1—Observable inputs for identical instruments such as quoted market prices;

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—Unobservable inputs that reflect our determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.

Business Segments—Business segments are components of an enterprise for which separate financial information is available and regularly viewed by the chief operating decision maker to assess performance and allocate resources. Our chief operating decision maker reviews our financial information on an aggregate basis. Furthermore, our data centers have similar economic characteristics and customers across all geographic locations, our service offerings have similar production processes, deliver services in a similar manner and use the same types of facilities and similar technologies. As a result, we have concluded that we have one reportable business segment.

Earnings per share—For all periods subsequent to January 23, 2013, we will present Earnings Per Share (“EPS”) data. Basic EPS include only the weighted average number of common shares outstanding during the period. Diluted EPS includes the weighted average number of common shares and the dilutive effect of stock options, restricted stock and share unit awards and convertible subordinated notes outstanding during the period, when such instruments are dilutive.

All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are treated as participating in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted EPS must be applied.

5. Investment in Real Estate

A schedule of our gross investment in real estate follows:

	Successor			Predecessor
	March 31, 2013			December 31, 2012
	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment
West Seventh St., Cincinnati, OH (7th Street)	0.9	108.7	0.8	0.9	108.7	0.8
Parkway Dr., Mason, OH (Mason)	—	20.2	0.5	—	20.2	0.4
Industrial Rd., Florence, KY (Florence)	—	47.2	1.4	—	46.8	0.5
Goldcoast Dr., Cincinnati, OH (Goldcoast)	0.6	6.7	—	0.6	6.7	—
Knightsbridge Dr., Hamilton, OH (Hamilton)	—	49.2	3.8	—	49.9	2.1
E. Monroe St., South Bend, IN (Monroe St.)	—	2.5	—	—	3.2	—
Springer St., Lombard, IL (Lombard)	—	2.6	—	—	2.6	—
Crescent Circle, South Bend, IN (Blackthorn)	—	3.3	0.1	—	3.3	0.1
Kingsview Dr., Lebanon, OH (Lebanon)	4.0	71.0	1.2	4.0	71.0	1.1
McAuley Place, Blue Ash, OH (Blue Ash)	—	0.6	—	—	0.6	—
Westway Park Blvd., Houston, TX (Houston West)	1.4	88.3	13.3	3.3	87.8	12.0
Westway Park Blvd., Houston, TX (Houston West 2)	2.0	—	—	—	—	—
Southwest Fwy., Houston, TX (Galleria)	—	66.4	6.7	—	66.0	6.6
E. Ben White Blvd., Austin, TX (Austin 1)	—	22.5	0.8	—	22.6	0.8
S. State Highway 121 Business Lewisville, TX (Lewisville)	—	75.9	17.8	—	76.0	9.6
Marsh Lane Carrollton, TX	—	0.1	0.2	—	0.1	0.2
Midway Rd., Carrollton, TX	—	2.0	0.3	—	2.0	0.3
Frankford Carrollton, TX	16.1	37.2	7.8	16.1	34.6	5.0
Bryan St., Dallas, TX	—	0.1	0.1	—	0.1	—
North Freeway, Houston, TX (Greenspoint)	—	1.3	0.4	—	1.3	0.4
South Ellis Street Chandler, AZ (Phoenix)	14.8	39.5	7.0	15.0	38.7	6.8
Westover Hills Blvd, San Antonio, TX (San Antonio)	4.6	31.0	5.2	4.6	30.8	4.7
Metropolis Dr., Austin, TX (Austin 2)	—	22.7	0.8	—	22.7	0.6
Kestral Way (London)	—	32.1	0.4	—	17.1	0.3
Jurong East (Singapore)	—	9.6	0.1	—	9.7	0.1

Total	$44.4	$740.7	$68.7	$44.5	$722.5	$52.4

Construction in progress was $92.6 million and $64.2 million as of March 31, 2013 and December 31, 2012, respectively. We continue to have higher amounts of construction in progress as we continue to build data center facilities.

In March 2013, we purchased a 33 acre parcel of land in the Houston West metro area adjacent to our existing Houston facilities for $18.2 million. The purchase price of $18.2 million was included in construction in progress. We plan to develop this land in the future into data center space.

6. Debt and Other Financing Arrangements

The Company’s debt consists of the following:

	Successor	Predecessor
(dollars in millions)	March 31, 2013	December 31, 2012
Revolving credit agreement	$—	$—
Capital lease obligations	31.0	32.2
6 3/8% Senior Notes due 2022	525.0	525.0
Other financing arrangements	62.9	60.8

Total	$618.9	$618.0

Revolving credit agreement—As of March 31, 2013 and December 31, 2012, we had no outstanding borrowings on our revolving credit agreement, leaving $225 million available for borrowings with a sublimit of $50 million for letters of credit and a $30 million sublimit for swing line loans. The revolving credit agreement has a maturity date of November 20, 2017.

Borrowings under the revolving credit agreement will be used for working capital, capital expenditures and other general corporate purposes of CyrusOne LLC, the operating subsidiary of CyrusOne LP, the borrower and the other subsidiaries of CyrusOne, including for acquisitions, dividends and other distributions permitted thereunder. Letters of credit will be used for general corporate purposes.

All obligations under the revolving credit agreement are unconditionally guaranteed by CyrusOne Inc., CyrusOne GP and each the CyrusOne LP’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. All obligations under the revolving credit agreement, and the guarantees of those obligations, are secured by substantially all of our assets, subject to certain exceptions.

The revolving credit agreement bears interest, at our option, at a rate equal to an applicable margin over either a base rate or a LIBOR rate. The applicable margin is 2.5% for base rate loans and 3.5% for LIBOR loans. Interest with respect to base rate loans are payable quarterly in arrears on the last business day of each calendar quarter.

The revolving credit agreement, subject to certain exceptions contains customary affirmative and negative covenants, including, but not limited to, restrictions on the ability to incur additional indebtedness, create liens, make certain investments, make certain dividends and related distributions, prepay certain debt, engage in affiliate transactions, enter into, or undertake, certain liquidations, mergers, consolidations or acquisitions, amend the organizational documents and dispose of assets or subsidiaries. In addition, the revolving credit agreement requires us to maintain a certain secured net leverage ratio, ratio of earnings before interest taxes depreciation and amortization (“EBITDA”) to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding the limitations set forth above, we will be permitted, subject to the terms and conditions of the revolving credit agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our adjusted funds from operations (“AFFO”) for any period.

The revolving credit agreement contains customary events of default (which are in some cases subject to certain exceptions, thresholds, notice requirements and grace periods), including, but not limited to, nonpayment of principal or interest, failure to perform or observe covenants, breaches of representations and warranties, cross-defaults with certain other indebtedness, certain bankruptcy-related events or proceedings, final monetary judgments or orders, ERISA defaults, certain change of control events and loss of REIT status following a REIT election by us.

We pay commitment fees for the unused amount of borrowings on the revolving credit agreement and letter of credit fees on any outstanding letters of credit. The commitment fees are equal to 0.50% of the actual daily amount by which the aggregate revolving commitments exceed the sum of outstanding revolving loans and letter of credit obligations. Commitment fees related to the revolving credit agreement were immaterial for all periods presented.

Capital lease obligations—We use leasing as a source of financing for certain of our data center facilities and related equipment. We currently operate six data center facilities recognized as capital leases. We have options to extend the initial lease term on all these leases and options to purchase the facility for one of these leases. Interest expense on capital lease obligations was $1.5 million, $0.3 million, and $1.8 million for the periods ended March 31, 2013, January 23, 2013, and March 31, 2012, respectively.

6 3/8% Senior Notes due 2022—On November 20, 2012, CyrusOne LP and CyrusOne Finance Corp. (the “Issuers”) issued $525 million of 6 3/8% Senior Notes due 2022 (“Senior Notes”). The Senior Notes are senior unsecured obligations of the Issuers, which rank equally in right of payment with all existing and future unsecured senior debt of the Issuers. The Senior Notes are effectively subordinated to all existing and future secured indebtedness of the Issuers to the extent of the value of the assets securing such indebtedness. The Senior Notes are guaranteed on a joint and several basis by CyrusOne Inc., CyrusOne GP, and each of CyrusOne LP’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. Each such guarantee is a senior unsecured obligation of the applicable guarantor, ranking equally with all existing and future unsecured senior debt of such guarantor and effectively subordinated to all existing and future secured indebtedness of such guarantor to the extent of the value of the assets securing that indebtedness. The Senior Notes are structurally subordinated to all liabilities (including trade payables) of each subsidiary of the Issuers that does not guarantee the Senior Notes. The Senior Notes bear interest at a rate of 6 3/8% per annum, payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013, to persons who are registered holders of the Senior Notes on the immediately preceding May 1 and November 1, respectively. Interest expense on the Senior Notes was $6.3 million and $2.1 million for the periods ended March 31, 2013, and January 23, 2013. There was no such expense for the period ended March 31, 2012.

The indenture governing the Senior Notes limits the ability of CyrusOne LP and its restricted subsidiaries to incur indebtedness, encumber their assets, enter into sale and leaseback transactions, make restricted payments, enter into mergers, create dividend restrictions and other payment restrictions that affect CyrusOne LP’s restricted subsidiaries, permit restricted subsidiaries to guarantee certain indebtedness, enter into transactions with affiliates, sell assets and engage in certain business activities, in each case subject to certain qualifications set forth in the indenture.

The Senior Notes will mature on November 15, 2022. However, prior to November 15, 2017, the Issuers may, at their option, redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, plus a “make-whole” premium. On or after November 15, 2017, the Issuers may, at their option, redeem some or all of the 6 3/8% Senior Notes at any time at declining redemption prices equal to (i) 103.188% beginning on November 15, 2017, (ii) 102.125% beginning on November 15, 2018, (iii) 101.063% beginning on November 15, 2019 and (iv) 100.000% beginning on November 15, 2020 and thereafter, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. In addition, before November 15, 2015, and subject to certain conditions, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of certain equity offerings at 106.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that (i) at least 65% of the aggregate principal amount of the Senior Notes remains outstanding and (ii) the redemption occurs within 90 days of the closing of any such equity offering.

Other financing arrangements—Other financing arrangements represents leases of real estate in which we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

Deferred financing costs—Deferred financing costs are costs incurred in connection with obtaining long-term financing. We incurred deferred financing costs in connection with the issuance of the Senior Notes. Total deferred financing costs as of March 31, 2013 were $16.5 million. Deferred financing costs are amortized over the term of the related indebtedness. Amortization of deferred financing costs, included in interest expense in the statements of operations, totaled $0.5 million and $0.1 million for the periods ended March 31, 2013 and January 23, 2013, respectively, with no such costs incurred during the period ended March 31, 2012.

Debt covenants

The indenture governing the Senior Notes contains affirmative and negative covenants customarily found in indebtedness of this type, including a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to: incur secured or unsecured indebtedness; pay dividends or distributions on its equity interests, or redeem or repurchase equity interests of the Company; make certain investments or other restricted payments; enter into transactions with affiliates; enter into agreements limiting the ability of the operating partnership’s subsidiaries to pay dividends or make certain transfers and other payments to the operating partnership or to other subsidiaries; sell assets; and merge, consolidate or transfer all or substantially all of the operating partnership’s assets. Notwithstanding the foregoing, the covenants contained in the indenture do not restrict the Company’s ability to pay dividends or distributions to stockholders to the extent (i) no default or event of default exists or is continuing under the indenture and (ii) the Company believes in good faith that we qualify as a REIT under the Internal Revenue Code and the payment of such dividend or distribution is necessary either to maintain its status as a REIT or to enable it to avoid payment of any tax that could be avoided by reason of such dividend or distribution. The Company and its subsidiaries are also required to maintain total unencumbered assets of at least 150% of their unsecured debt on a consolidated basis, provided that for the purposes of such calculation their revolving credit facility shall be treated as unsecured indebtedness.

The revolving credit agreement requires us to maintain a certain secured net leverage ratio, ratio of EBITDA to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding these limitations, we will be permitted, subject to the terms and conditions of the revolving credit agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our AFFO for any period. Similarly, our indenture permits dividends and distributions necessary for us to maintain our status as a real estate investment trust.

The Company’s most restrictive covenants are generally included in its revolving credit agreement. In order to continue to have access to the amounts available to it under the revolving credit agreement, the Company must remain in compliance with all covenants.

As of March 31, 2013, the Company was in compliance with all covenants.

7. Fair Value of Financial Instruments

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their carrying value because of the short-term nature of these instruments. The carrying value and fair value of other financial instruments are as follows:

	Successor		Predecessor
	March 31, 2013		December 31, 2012
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
6 3/8% Senior Notes due 2022	$525.0	$549.9	$525.0	$547.3
Other financing arrangements	62.9	68.5	60.8	69.5

The fair value of our Senior Notes was estimated based on the estimated fair value of these notes at March 31, 2013 and December 31, 2012 which is considered level two of the fair value hierarchy. The estimated fair value of our Senior Notes is based on our external debt rating and estimated interest rate for similar instruments. The fair value of other financing arrangements at March 31, 2013 and December 31, 2012 was calculated using a discounted cash flow model that incorporates current borrowing rates for obligations of similar duration. These fair value measurements are considered Level 3 of the fair value hierarchy.

8. Noncontrolling Interest

As part of the IPO, CyrusOne Inc. together with CyrusOne GP, purchased 21.9 million (or 33.9%) of the outstanding partnership units of CyrusOne LP and CBI retained a 66.1% ownership or 42.6 million Operating Partnership units in CyrusOne LP. These operating partnership units can all be exchangeable into our common stock on a one-for-one basis. We have evaluated whether we control the actions or events necessary to issue the maximum number of shares that could be required to be delivered under the share settlement of these Operating Partnership units. Based on the results of this analysis, we concluded that these convertible Operating Partnership units met the criteria to be classified within equity at March 31, 2013.

For each share of common stock issued by us, the Operating Partnership issues an equivalent Operating Partnership unit to the Company. The redemption value of the noncontrolling interests at March 31, 2013, was approximately $973 million based on the closing price of our stock of $22.84 on March 28, 2013, the last trading day of the quarter ended March 31, 2013.

9. Shareholders’ Equity

On March 20, 2013, we declared a regular cash dividend for the quarter ended March 31, 2013, of $0.16 per common share payable to shareholders of record as of March 29, 2013. In addition, holders of Operating Partnership units also received a distribution of $0.16 per unit. The dividend and distribution were paid on April 15, 2013.

10. Equity Incentive Plan

In conjunction with the IPO, our Board of Directors adopted the 2012 LTIP Plan. The LTIP Plan is administered by the Board of Directors, or the plan administrator. Awards issuable under the LTIP Plan include common stock, restricted stock, stock options and other incentive awards. We have reserved a total of 4 million shares of our common stock for issuance pursuant to the LTIP Plan, which may be adjusted for changes in our capitalization and certain corporate transactions. To the extent that an award expires, terminates or lapses, or an award is settled in cash without the delivery of shares of common stock to the participant, then any unexercised shares subject to the award will be available for future grant or sale under the LTIP Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the LTIP Plan may again be optioned, granted or awarded under the LTIP Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the LTIP Plan.

Restricted Shares

The Company issued approximately 1 million restricted shares to its employees, officers and board of director members in conjunction with the IPO. These restricted shares will generally vest over three years with a per share price of $19 and have been issued in the form of common stock. These restricted shares also earn non-forfeitable dividends throughout the vesting period.

We recognized compensation expense of approximately $1.2 million for the period ended March 31, 2013. In addition, we had unrecognized compensation of approximately $17.9 million as of March 31, 2013.

11. Earnings (Loss) per Share

Basic loss per share is calculated using the weighted average number of shares of common stock outstanding during the period. In addition, net income applicable to participating securities and the related participating securities are excluded from the computation of basic loss per share.

Diluted loss per share is calculated using the weighted average number of shares of common stock outstanding during the period, including restricted stock outstanding. If there is net income during the period, the dilutive impact of common stock equivalents outstanding would also be reflected.

The following tables reflect a reconciliation of the shares used in the basic and diluted net income (loss) per share computation for the period ended March 31, 2013:

	Period Ended March 31, 2013
(dollars in millions, except per share amount)	Basic	Diluted
Numerator:
Net loss	$(2.8)	$(2.8)
Net loss allocated to participating share-based awards	1.8	1.8

Net loss applicable to common shareholders	$(1.0)	$(1.0)

Denominator:
Weighted average common outstanding—basic	20.9	20.9

Time-based restricted stock(1)	—	—
Convertible securities(1)	—	—
Weighted average shares outstanding—Diluted	—	20.9

EPS:
Net loss per share—Basic		$(0.05)

Effect of dilutive shares		—

Net loss per share—Diluted		$(0.05)

(1)	We have excluded 0.2 million of restricted stock and 42.6 million of Operating Partnership units, convertible securities, from our diluted earnings per share as of March 31, 2013. These amounts were deemed anti-dilutive.

12. Related Party Transactions

Prior to November 20, 2012, CyrusOne Inc., CyrusOne GP, CyrusOne LP and its subsidiaries were not separate legal entities and were operated by CBI during the periods presented. As discussed in Note 1, the condensed consolidated financial statements have been prepared from the records maintained by CBI and may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred if the business had been operated as an unaffiliated company. The condensed consolidated financial statements reflect the following transactions with CBI and its affiliated entities, including Cincinnati Bell Telephone (“CBT”) and Cincinnati Bell Technology Solutions (“CBTS”).

Revenues—In November 2012, we entered into separate data center colocation agreements with CBT and CBTS whereby we will continue to lease colocation space to each of them at certain of our data centers. The data center colocation agreement with CBT provides for CBT’s lease of data center space, power and cooling in certain of our data centers for a period of five years at an aggregate rate of $3.8 million per year. CyrusOne leases space in its data centers to CBT and CBTS. Revenue recognized from these arrangements was $1.0 million for the period ended March 31, 2013, $0.3 million for the period ended January 23, 2013, and $0.5 million for the three months ended March 31, 2012. Our data center colocation agreement with CBTS provides for CBTS’s lease of data center space, power and cooling at certain data center facilities for a period of five years at an aggregate rate of $1.6 million per year. Both agreements are renewable for an additional five-year term at market rates.

CBT occupies space in our 229 West Seventh Street facility that is utilized in its network operations. In November 2012, in connection with our purchase of this property, we entered into an agreement to lease this space to CBT for a period of five years, with three renewal options of five years each, at an initial annual base rent of approximately $0.1 million, plus a proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Revenue earned from this lease was less than $0.1 million for all periods presented.

In November 2012, we entered into agreements to lease office space to CBT at our Goldcoast Drive (Goldcoast) data center facility and to CBTS at our Parkway (Mason) data center facility. The aggregate annual base rent for these spaces will be approximately $0.3 million per year. The terms of these agreements are five years each. Both agreements contain three five-year renewal options at market rates. Revenue earned from these leases was less than $0.1 million for the period ended March 31, 2013 and for period ended January 23, 2013. There were no such amounts for the period ended March 31, 2012.

In January 2012, we entered into a transition services agreement to provide CBTS with network interface services. Revenue recognized for these services was less than $0.2 million for the period ended March 31, 2013, $0.1 million for period ended January 23, 2013, and $0.1 million for the quarter ended March 31, 2012. In November 2012, we entered into a new transition services agreement with CBTS where we will continue to provide them with network interface services. The annual fee to be paid by CBTS for these services is approximately $0.5 million, which may decline in future periods as CBTS migrates its network interfaces onto an independent architected and managed CBTS network. These services will be provided on a month-to-month basis, until such time the services in question have been fully transitioned, which we expect may be as long as 24 months.

As of March 31, 2013, CBTS continues to be the named lessor for two data center leases. Revenues associated with these leases were $2.7 million for the period ended March 31, 2013, $0.9 million for the period ended January 23, 2013, and $3.3 million for the quarter ended March 31, 2012. In 2012, we entered into an agreement with CBTS whereby we perform all obligations of CBTS under the lease agreements. CBTS confers the benefits received under such lease agreements to us and CBTS is granted sufficient usage rights in each of our data centers so that it remains as lessor under each such lease agreement. In addition, CBTS will continue to perform billing and collections on these accounts.

Property Operating Expenses—In January 2012, we entered into a transition services agreement with CBTS; whereby, CBTS provided us with network support, services calls, monitoring and management, storage and backup and IT systems support. In November 2012, we entered into new services agreements with CBT and CBTS. Under the CBTS services agreement, CBTS has agreed to provide us with certain managed storage and backup services. These services will be provided on a month-to-month basis, and charges will be based on the variable amount of gigabytes managed by CBTS each month. CBTS will charge us a rate of $0.56 per gigabyte, and the annual fee to be paid by us for these services is approximately $0.2 million. We expect that services under this agreement may extend for as long as 36 months. Expense recognized for these services was less than $0.1 million for the period ended March 31, 2013 and for period ended January 23, 2013 and were $0.4 million for the quarter ended March 31, 2012.

Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services. Expense recognized from this arrangement was less than $0.2 million for the period ended March 31, 2013, $0.1 million for the period ended January 23, 2013, and $0.2 million for the quarter ended March 31, 2012.

In conjunction with the purchase of the property located at 229 West Seventh Street, we executed a reciprocal easement and shared services agreement. CBT continues to own the adjacent property that was historically operating together with 229 West Seventh Street as one property. Pursuant to this agreement, we granted reciprocal easements to each other; CBT has easements for continued use of portions of our building and CBT provides fuel storage, fire suppression and other building services to us; and we provide chilled water, building automation systems related to heating, ventilation and air conditioning (“HVAC”) and other building services to CBT. The shared services agreement is expected to continue for a period of fifteen years with five renewal options of five years each. Initially, we are responsible for operating and managing the service facilities for both buildings. Each party will bear its own utility costs, as well as property taxes and insurance. Shared building operating costs will be charged to each party on the basis of the actual costs incurred, allocated based on the proportionate share of usage. Each party will also pay the other party less than $0.2 million per year to maintain shared building infrastructure systems.

In November 2012, we also entered into an agreement to lease space at CBT’s 209 West Seventh Street facility for a period of five years, with three renewal options of five years each. The initial annual base rent will be approximately $0.1 million per year, plus our proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Expense recognized from this arrangement was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013.

Benefits and Insurance—Some of our employees participated in pension, postretirement, health care and stock-based compensation plans sponsored by CBI or an affiliate. Our allocated costs for employee benefits were determined by specific identification of the costs associated with our participating employees or based upon the percentage that our employees represent of total participants. Our allocated employee benefit plan costs were $0.2 million for the period ended January 23, 2013 and $0.7 million for the quarter ended March 31, 2012. Effective with the completion of our initial public offering, we were no longer covered by the related plans. As such, there were no such costs in the period ended March 31, 2013.

We also participated in centralized insurance programs managed by CBI which included coverage for general liability, workers’ compensation, automobiles and various other risks. CBI has third-party insurance policies for certain of these risks and is also self-insured within certain limits. CBI’s self-insured costs have been actuarially determined based on the historical experience of paid claims. Our allocated cost for participation in these programs was determined on the basis of revenues, headcount or insured vehicles. Our allocated insurance costs were was less than $0.1 million for the period ended January 23, 2013 and $0.1 million for the quarter ended March 31, 2012. Effective with the completion of our initial public offering, we were no longer covered by the related plans. As such, there were no such costs in the period ended March 31, 2013.

Selling & Marketing—Effective January 1, 2012, we entered into marketing agreements with CBT and CBTS to appoint these affiliates as our authorized marketing representatives. Pursuant to the terms of these agreements, we pay these affiliates a commission for all new leases for space they attain, which is calculated as a percentage of the first month’s recurring revenue with respect to such space, which ranges from 30% to 140%, depending on the lease term. The term of these agreements expired on December 31, 2012.

General & Administrative—We have entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain services, on an as needed basis, until the earlier of December 31, 2014 or one year from the completion of the IPO; provided, however that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee. Expense recognized was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. Expense recognized for the quarter ended March 31, 2012 for this arrangement was less than $0.1 million.

Management Fees—Prior to November 20, 2012, CBI provided various management services, including executive management, cash management, legal, treasury, human resources, accounting, tax, internal audit and risk management services. Our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. Our allocated costs for the quarter ended March 31, 2012 was $0.7 million. There were no such costs for the period ended March 31, 2013 and for the period ended January 23, 2013.

Loss on Sale of Receivables—Prior to October 1, 2012, we participated in an accounts receivable securitization program sponsored by CBI for certain of its subsidiaries. Under this program, we continuously sold certain trade accounts receivable to CBF at a 2.5% discount to the receivables’ face value. In turn, CBF granted, without recourse, a senior undivided interest in the pooled receivables to commercial paper conduits in exchange for cash. Effective October 1, 2012, we terminated our participation in this accounts receivable securitization program. Loss on sale of receivables was $1.2 million for the quarter ended March 31, 2012, with no such costs in 2013.

Interest Expense—On December 31, 2010, CBI restructured its data center legal entities, including their intercompany borrowings. The Predecessor issued a $400 million note to CBI, which bore interest at 7.25%. On November 20, 2012, this note was repaid in full. Interest on this note was settled monthly through CBI’s centralized cash management program. Interest expense of approximately $7.2 million was recognized for the quarter ended March 31, 2012.

Prior to November 20, 2012, we participated in CBI’s centralized cash management program. On a periodic basis, all excess cash was transferred to CBI’s corporate cash accounts. Likewise, substantially all funds to finance our operations, as well as capital expenditures, were funded by CBI. Advances and borrowings between affiliates were governed by an intercompany cash management agreement. Effective November 19, 2010, all advances/borrowings bore interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to this date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in 2012. As of November 20, 2012, $80 million of these borrowings were repaid. Net interest expense of $1.9 million was recognized on notes due to related parties for the quarter ended March 31, 2012.

On November 20, 2012, we also entered into a non-competition agreement with CBI, pursuant to which we and CBI agreed not to enter into each other’s lines of business, subject to certain exceptions for a period of four years from such date. Pursuant to the terms of this agreement, we agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of providing telecommunications services in certain areas of Ohio, Kentucky and Indiana in which CBI operates as of such date. We also agreed not to seek, request or apply for any certification or license to provide telecommunications services in such areas during the term of the agreement. CBI agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of constructing and selling, operating or providing data center services in the United States or any foreign jurisdiction in which we operate. However, CBI may continue to offer certain data center services, provided that such services are ancillary to its provisions of existing IT services, and CBI does not own, lease or is contracted to own, lease or manage the data center infrastructure of the facility in which such existing IT services are being provided.

The reciprocal easement and shared services agreement described above also contains a make-whole provision that requires us to make a payment to CBT if CBT’s carrier access revenue declines below $5.0 million per annum as a result of certain actions taken by us which result in circuit disconnections or reductions at CBT. The term of this make-whole provision is approximately four years.

We had approximately $8.2 million and $2.9 million payable to CBI or its wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance includes a dividend payable of $7.1 million for the dividends declared in March of 2013. The remaining balance of $1.1 million and $2.9 million as of March 31, 2013 and December 31, 2012, respectively, relate to various related party transactions which are discussed above and are payable to CBI as of each respective period end.

In addition, we had approximately $23.2 million and $2.2 million receivable from CBI or wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance primarily consists of the receivable from CBI of $19.6 million for the reimbursement of the transaction related compensation expense in 2013. The remaining balance of $3.6 million and $2.2 million as of March 31, 2013 and December 31, 2012, respectively, relate to various related party transactions which are discussed above and are due from CBI as of each respective period end.

13. Income Taxes

CyrusOne Inc, will elect to be taxed as a REIT under the Code, as amended, commencing with our taxable year ended December 31, 2013. To qualify as a REIT, we are required to distribute at least 90% of our taxable income to our stockholders and meet various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we qualify for taxation as a REIT, we are generally not subject to corporate level federal income tax on the earnings distributed currently to our stockholders. It is our policy and intent, subject to change, to distribute 100% of our taxable income and therefore no provision is required in the accompanying financial statements for federal income taxes with regards to activities of the REIT and its subsidiary pass-through entities.

We have elected to designate two subsidiaries as taxable REIT subsidiaries (each, a TRS). A TRS may perform services for our tenants that would otherwise be considered impermissible for REITs. The income generated from these services is taxed at federal and state corporate rates. Income taxes accrued for the period ending March 31, 2013 were less than $0.1 million.

For certain entities we calculate deferred tax assets and liabilities for temporary differences in the bases between financial statement and income tax assets and liabilities at the enacted. Deferred income taxes are recalculated annually at rates then in effect. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. The ultimate realization of the deferred income tax assets depends upon on our ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards. Deferred tax assets (net of valuation allowance) and liabilities were accrued, as necessary, for the period ended March 31, 2013.

14. Subsequent Events

On May 1, 2013, we executed our buyout option to purchase the Springer Street (Lombard) data center facility for $5.5 million. On May 3, 2013, we also purchased the Industrial Road (Florence) data center facility for a total purchase price of $10.5 million.

15. Guarantors

CyrusOne LP and CyrusOne Finance Corp., as “LP Co-issuer” and “Finance Co-issuer,” respectively (together, the “Issuers”), had $525 million aggregate principal amount of Senior Notes outstanding at March 31, 2013. The Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior basis by CyrusOne Inc. (“Parent Guarantor”), CyrusOne GP (“General Partner”), and CyrusOne LP’s wholly owned subsidiaries, CyrusOne LLC, CyrusOne TRS Inc. and CyrusOne Foreign Holdings LLC (such subsidiaries, together the “Guarantors”). None of the subsidiaries organized outside of the United States (collectively, the “Non-Guarantors”) guarantee the Senior Notes. Subject to the provisions of the indenture governing the Senior Notes, in certain circumstances, a Guarantor may be released from its guarantee obligation, including:

•

upon the sale or other disposition ( including by way of consolidation or merger) of such Guarantor or of all of the capital stock of such Guarantor such that such Guarantor is no longer a restricted subsidiary under the indenture,

•	upon the sale or disposition of all or substantially all of the assets of the Guarantor,

•	upon the LP–Co issuer designating such Guarantor as an unrestricted subsidiary under the terms of the indenture,

•	if such Guarantor is no longer a guarantor or other obligor of any other indebtedness of the LP Co- issuer or the Parent Guarantor, and

•	upon the defeasance or discharge of the Senior Notes in accordance with the terms of the indenture.

The following provides information regarding the entity structure of each guarantor of the Senior Notes:

CyrusOne Inc. – CyrusOne Inc. was formed on July 31, 2012. As of January 23, 2013, CyrusOne Inc. was a wholly-owned subsidiary of CBI. Effective January 24, 2013, CyrusOne Inc., completed its initial public offering (“IPO”) of common stock for net proceeds of $337.1 million, and together with the General Partner, purchased a 33.9% ownership interest in CyrusOne LP. CyrusOne Inc. also represents a guarantor or Parent Guarantor and became a separate registrant with the Security and Exchange Commission (“SEC”) upon completion of its IPO.

CyrusOne GP – CyrusOne GP was formed on July 31, 2012 and was a wholly-owned subsidiary of CyrusOne Inc. as of January 23, 2013. Effective upon completion of CyrusOne Inc.’s IPO, this entity became the general partner and 1% owner of CyrusOne LP and has no other assets or operations. Prior to the IPO, this entity did not incur any obligations or record any transactions.

Issuers – The Issuers include CyrusOne LP and CyrusOne Finance Corp. CyrusOne Finance Corp., a wholly-owned subsidiary of CyrusOne LP, was formed for the sole purpose of acting as co-issuer of the Senior Notes and has no other assets or operations. CyrusOne LP, in addition to being the co-issuer of the Senior Notes, is also the 100% owner, either directly or indirectly, of the Guarantors and Non-Guarantors.

Guarantors – The guarantors include CyrusOne LLC, CyrusOne TRS Inc., and CyrusOne Foreign Holdings LLC. CyrusOne LLC accounts for all of the domestic operations of CyrusOne LP, including the businesses that composed the Predecessor operations. CyrusOne LLC, together with CyrusOne Foreign Holdings LLC, directly or indirectly owns 100% of the Non-Guarantors. As of March 31, 2013, CyrusOne TRS Inc. had not incurred any obligations or recorded any material transactions for the periods ended March 31, 2013 and January 23, 2013.

As of March 31, 2013, the Non-Guarantors consist of 100% owned subsidiaries which conduct operations in the United Kingdom and Singapore. As these entities were formed during 2011, there were no operations or transactions associated with these entities in 2010.

The following schedules present the financial information for the period ended January 23, 2013, the period ended March 31, 2013 and the three months ended March 31, 2012 for the Parent Guarantor, General Partner, LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors. The financial statements for the period ended January 23, 2013, present the financial information for the Parent Guarantor, General Partner, LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors, prior to the effective date of the IPO. The financial statements for the period ended March 31, 2013, present the financial information for the Parent Guarantor, General Partner, LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors, after the effective date of the IPO. The consolidating schedules are provided in accordance with the reporting requirements for guarantor subsidiaries.

(dollars in millions)	Period Ended March 31, 2013
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	$—	$—	$—	$—	$44.5	$0.5	$—	$45.0
Costs and expenses
Property operating expenses	—	—	—	—	15.0	0.3	—	15.3
Sales and marketing	—	—	—	—	2.1	—	—	2.1
General and administrative	—	—	—	—	5.4	—	—	5.4
Depreciation and amortization	—	—	—	—	15.8	0.6	—	16.4

Total costs and expenses	—	—	—	—	38.3	0.9	—	39.2

Operating income (loss)	—	—	—	—	6.2	(0.4)	—	5.8
Interest expense	—	—	7.2	7.2	0.7	0.5	(7.2)	8.4

Income (loss) before income taxes	—	—	(7.2)	(7.2)	5.5	(0.9)	7.2	(2.6)
Income tax expense	—	—	—	—	0.2	—	—	0.2

Income (loss) from continuing operations	—	—	(7.2)	(7.2)	5.3	(0.9)	7.2	(2.8)
Equity earnings (loss) related to investment in subsidiaries	(2.8)	—	4.4	—	(0.9)	—	(0.7)	—

Net income (loss)	(2.8)	—	(2.8)	(7.2)	4.4	(0.9)	6.5	(2.8)
Noncontrolling interest in net loss	(1.9)	—	—	—	—	—	—	(1.9)

Net income (loss) attributable to common shareholders	$(0.9)	—	$(2.8)	$(7.2)	$4.4	$(0.9)	$6.5	$(0.9)

(dollars in millions)	Period Ended January 23, 2013
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	$—	$—	$—	$—	$14.9	$0.2	$—	$15.1
Costs and expenses
Property operating expenses	—	—	—	—	4.8	—	—	4.8
Sales and marketing	—	—	—	—	0.7	—	—	0.7
General and administrative	—	—	—	—	1.4	0.1	—	1.5
Depreciation and amortization	—	—	—	—	5.2	0.1	—	5.3
Transaction-related compensation	—	—	—	—	20.0	—	—	20.0
Transaction costs		—	—	—	0.1	—	—	0.1

Total costs and expenses	—	—	—	—	32.2	0.2	—	32.4

Operating loss	—	—	—	—	(17.3)	—	—	(17.3)
Interest expense	—	—	2.3	2.3	0.1	0.1	(2.3)	2.5

Loss before income taxes	—	—	(2.3)	(2.3)	(17.4)	(0.1)	2.3	(19.8)
Income tax expense	—	—	—	—	0.4	—	—	0.4

Loss from continuing operations	—	—	(2.3)	(2.3)	(17.8)	(0.1)	2.3	(20.2)
Equity earnings (loss) related to investment in subsidiaries	—	—	(17.9)	—	(0.1)	—	18.0	—

Net loss	$—	$—	$(20.2)	$(2.3)	$(17.9)	$(0.1)	$20.3	$(20.2)

(dollars in millions)	Three Months Ended March 31, 2012
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	$—	$—	$—	$—	$51.9	$0.2	$—	$52.1
Costs and expenses
Property operating expenses	—	—	—	—	16.8	0.5	—	17.3
Sales and marketing	—	—	—	—	1.7	0.1	—	1.8
General and administrative	—	—	—	—	4.5	—	—	4.5
Depreciation and amortization	—	—	—	—	15.8	0.6	—	16.4
Management fees charged by CBI	—	—	—	—	0.7	—	—	0.7
Loss on sale of receivables to an affiliate	—	—	—	—	1.2	—	—	1.2

Total costs and expenses	—	—	—	—	40.7	1.2	—	41.9

Operating income (loss)	—	—	—	—	11.2	(1.0)	—	10.2
Interest expense	—	—	—	—	9.4	0.9	—	10.3

Income (loss) before income taxes	—	—	—	—	1.8	(1.9)	—	(0.1)
Income tax expense	—	—	—	—	0.6	—	—	0.6

Income (loss) from continuing operations	—	—	—	—	1.2	(1.9)	—	(0.7)
Equity earnings (loss) related to investments in subsidiaries	—	—	—	—	(1.9)	—	1.9	—

Net loss	$—	$—	$—	$—	$(0.7)	$(1.9)	$1.9	$(0.7)

(dollars in millions)	As of March 31, 2013
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Land	$—	$—	$—	$—	$44.4	$—	$—	$44.4
Buildings and improvements	—	—	—	—	699.1	41.6	—	740.7
Equipment	—	—	—	—	68.2	0.5	—	68.7
Construction in progress	—	—	—	—	92.6	—	—	92.6

Subtotal	—	—	—	—	904.3	42.1	—	946.4
Accumulated depreciation	—	—	—	—	(189.6)	(2.5)	—	(192.1)

Net investment in real estate	—	—	—	—	714.7	39.6	—	754.3
Cash and cash equivalents	—	—	0.1	—	327.6	0.9	—	328.6
Investment in subsidiary	816.5	8.2	841.8	—	(0.6)	—	(1,665.9)	—
Rent and other receivables	—	—	—	—	29.2	0.8	—	30.0
Restricted cash	—	—	—	—	2.6	—	—	2.6
Goodwill	—	—	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	—	—	98.4	—	—	98.4
Intercompany and loan receivable	—	—	506.9	507.9	0.2	—	(1,015.0)	—
Due from affiliates	—	—	—	—	23.2	—	—	23.2
Other assets	—	—	16.4	16.4	43.5	0.8	(16.4)	60.7

Total assets	$816.5	$8.2	$1,365.2	$524.3	$1,515.0	$42.1	$(2,697.3)	$1,574.0

Accounts payable and accrued expenses	$—	$—	$23.7	$13.0	$35.6	$1.0	$(13.0)	$60.3
Deferred revenue	—	—	—	—	51.1	0.6	—	51.7
Intercompany and loan payable	—	—	—	—	506.9	0.2	(507.1)	—
Due to affiliates	—	—	—	—	8.2	—	—	8.2
Capital lease obligations	—	—	—	—	22.3	8.7	—	31.0
Long-term debt	—	—	525.0	525.0	—	—	(525.0)	525.0
Other financing arrangements	—	—	—	—	30.9	32.0	—	62.9
Other liabilities	—	—	—	—	18.2	0.2	—	18.4

Total liabilities	—	—	548.7	538.0	673.2	42.7	(1,045.1)	757.5
Total equity	816.5	8.2	816.5	(13.7)	841.8	(0.6)	(1,652.2)	816.5

Total liabilities and equity	$816.5	$8.2	$1,365.2	$524.3	$1,515.0	$42.1	$(2,697.3)	$1,574.0

(dollars in millions)	As of December 31, 2012
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Land	$—	$—	$—	$—	$44.5	$—	$—	$44.5
Buildings and improvements	—	—	—	—	695.7	26.8	—	722.5
Equipment	—	—	—	—	52.0	0.4	—	52.4
Construction in progress	—	—	—	—	51.4	12.8	—	64.2

Subtotal	—	—	—	—	843.6	40.0	—	883.6
Accumulated depreciation	—	—	—	—	(174.8)	(1.9)	—	(176.7)

Net investment in real estate	—	—	—	—	668.8	38.1	—	706.9
Cash and cash equivalents	—	—	—	—	15.6	0.9	—	16.5
Investment in subsidiary	—	—	497.2	—	0.4	—	(497.6)	—
Rent and other receivables	—	—	—	—	32.6	0.6	—	33.2
Restricted cash	—	—	—	—	6.3	—	—	6.3
Goodwill	—	—	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	—	—	102.6	—	—	102.6
Intercompany and loan receivable	—	—	508.2	508.2	—	—	(1,016.4)	—
Due from affiliates	—	—	—	—	2.2		—	2.2
Other assets	7.9	—	17.0	17.0	41.6	0.5	(17.0)	67.0

Total assets	$7.9	$—	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,210.9

Accounts payable and accrued expenses	$0.8	$—	$4.4	$4.4	$24.2	$0.1	$(4.4)	$29.5
Deferred revenue	—	—	—	—	52.3	0.5	—	52.8
Intercompany and loan payable	—	—	—	—	508.0	0.2	(508.2)	—
Due to affiliates	—	—	—	—	2.9	—	—	2.9
Capital lease obligations	—	—	—	—	23.2	9.0	—	32.2
Long-term debt	—	—	525.0	525.0	—	—	(525.0)	525.0
Other financing arrangements	—	—	—	—	31.0	29.8	—	60.8
Other liabilities	—	—	—	—	7.5	0.1	—	7.6

Total liabilities	0.8	—	529.4	529.4	649.1	39.7	(1,037.6)	710.8
Total parent’s net investment	7.1	—	493.0	(4.2)	497.2	0.4	(493.4)	500.1

Total liabilities and parent’s net investment	$7.9	$—	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,210.9

Condensed Consolidating Statements of Cash Flows

(dollars in millions)	Period Ended March 31, 2013
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$(1.2)	$—	$23.8	$0.3	$—	$22.9

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	—	—	(18.2)	—	—	(18.2)
Capital expenditures - other	—	—	—	—	(26.6)	(0.1)	—	(26.7)
Investment in subsidiaries	(337.1)	—	(337.1)	—	—	—	674.2	—
Intercompany advances, net	—	—	1.2	—	(1.2)	—	—	—
Release of restricted cash	—	—	—	—	1.8	—	—	1.8

Net cash provided by (used in) investing activities	(337.1)	—	(335.9)	—	(44.2)	(0.1)	674.2	(43.1)

Cash flows from financing activities
Issuance of common stock/partnership units	360.5	—	337.1	—	—	—	(337.1)	360.5
IPO costs	(23.4)	—	—	—	—	—	—	(23.4)
Payments on capital lease obligations	—	—	—	—	(0.3)	(0.3)	—	(0.6)
Contribution from parent guarantor	—	—	—	—	337.1	—	(337.1)	—

Net cash provided by (used in) financing activities	337.1	—	337.1	—	336.8	(0.3)	(674.2)	336.5

Net increase (decrease) in cash and cash equivalents	—	—	—	—	316.4	(0.1)	—	316.3
Cash and cash equivalents at beginning of period	—	—	0.1	—	11.2	1.0	—	12.3

Cash and cash equivalents at end of period	$—	$—	$0.1	$—	$327.6	$0.9	$—	$328.6

	Period Ended January 23, 2013
(dollars in millions)	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Net cash provided by operating activities	$—	$—	$—	$—	$1.9	$0.1	$—	$2.0

Cash flows from investing activities
Capital expenditures - other	—	—	—	—	(7.7)	—	—	(7.7)
Release of restricted cash	—	—	—	—	1.9	—	—	1.9
Intercompany advances, net	—	—	0.1	—	(0.1)	—	—	—

Net cash provided by (used in) investing activities	—	—	0.1	—	(5.9)	—	—	(5.8)

Cash flows from financing activities
Payments on capital lease obligations	—	—	—	—	(0.6)	—	—	(0.6)
Contributions from parent, net	—	—	—	—	0.2	—	—	0.2

Net cash used in financing activities	—	—	—	—	(0.4)	—	—	(0.4)

Net (decrease) increase in cash and cash equivalents	—	—	0.1	—	(4.4)	0.1	—	(4.2)
Cash and cash equivalents at beginning of year	—	—	—	—	15.6	0.9	—	16.5

Cash and cash equivalents at end of period	$—	$—	$0.1	$—	$11.2	$1.0	$—	$12.3

(dollars in millions)	Three Months Ended March 31, 2012
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$—	$—	13.8	$(1.3)	$—	$12.5

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	—	—	(23.4)	—	—	(23.4)
Capital expenditures - other	—	—	—	—	(29.4)	—	—	(29.4)

Net cash used in investing activities	—	—	—	—	(52.8)	—	—	(52.8)

Cash flows from financing activities
Borrowings from affiliates, net	—	—	—	—	44.0	—	—	44.0
Payments on financing obligations	—	—	—	—	(1.6)	—	—	(1.6)
Contributions from parent, net	—	—	—	—	(2.8)	2.4	—	(0.4)
Other, net	—	—	—	—	(0.4)	—	—	(0.4)

Net cash provided by financing activities	—	—	—	—	39.2	2.4	—	41.6

Net increase in cash and cash equivalents	—	—	—	—	0.2	1.1	—	1.3
Cash and cash equivalents at beginning of year	—	—	—	—	0.4	0.2	—	0.6

Cash and cash equivalents at end of year	$—	$—	$—	$—	$0.6	$1.3	$—	$1.9

CYRUSONE INC. FINANCIAL STATEMENTS

Financial Statements

December 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CyrusOne Inc.

We have audited the accompanying combined balance sheets of CyrusOne Inc. (the “Company”), as of December 31, 2012 and 2011, and the related combined statements of operations, parent’s net investment, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index to the Financial Statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of CyrusOne Inc. at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1, the combined financial statements of the Company include allocation of certain corporate overhead costs from Cincinnati Bell Inc. (“CBI”). These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from CBI.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

March 28, 2013

(May 8, 2013 as to Notes 18 and 19)

CyrusOne Inc.

COMBINED BALANCE SHEETS

(Dollars in millions)

	As of December 31,
	2012	2011
Assets
Investment in real estate:
Land	$44.5	$26.5
Buildings and improvements	722.5	568.6
Equipment	52.4	16.1
Construction in progress	64.2	49.0

Subtotal	883.6	660.2
Accumulated depreciation	(176.7)	(131.2)

Net investment in real estate	706.9	529.0
Cash and cash equivalents	16.5	0.6
Rent and other receivables	33.2	—
Restricted cash	6.3	—
Goodwill	276.2	276.2
Intangible assets, net	102.6	120.7
Due from affiliates	2.2	—
Other assets	67.0	28.2

Total assets	$1,210.9	$954.7

Liabilities and parent’s net investment
Accounts payable and accrued expenses	$29.5	$22.2
Deferred revenue	52.8	49.0
Due to affiliates	2.9	—
Capital lease obligations	32.2	42.9
Long-term debt	525.0	—
Related party notes payable	—	480.2
Other financing arrangements	60.8	48.2
Other liabilities	7.6	0.7

Total liabilities	710.8	643.2

Commitment and contingencies
Parent’s net investment:
Common stock, $.01 par value, 1,000 shares authorized and 100 shares issued at December 31, 2012, no shares issued at December 31, 2011	—	—
Paid in capital	7.1	—
Partnership units	—	—
Partnership capital	493.0	—

Parent’s net investment	500.1	—
Divisional control	—	311.5

Total liabilities and parent’s net investment	$1,210.9	$954.7

The accompanying notes are an integral part of the combined financial statements.

CyrusOne Inc.

COMBINED STATEMENTS OF OPERATIONS

(Dollars in millions)

	Years Ended December 31,
	2012	2011	2010
Revenue	$220.8	$181.7	$127.5
Costs and expenses:
Property operating expenses	76.0	58.2	43.9
Sales and marketing	9.7	9.1	6.8
General and administrative	20.7	12.5	7.0
Depreciation and amortization	73.4	55.5	36.2
Transaction costs	5.7	2.6	9.0
Management fees charged by CBI	2.5	2.3	3.6
Loss on sale of receivables to an affiliate	3.2	3.5	1.8
Asset impairments	13.3	—	—
Restructuring costs	—	—	1.4

Total costs and expenses	204.5	143.7	109.7

Operating income	16.3	38.0	17.8
Interest expense	41.8	32.9	11.5
Loss on extinguishment of debt	—	1.4	—

(Loss) income before income taxes	(25.5)	3.7	6.3
Income tax (benefit) expense	(5.1)	2.2	2.7

(Loss) income from continuing operations	(20.4)	1.5	3.6
(Gain) loss on sale of real estate improvements	(0.1)	—	0.1

Net (loss) income	$(20.3)	$1.5	$3.5

The accompanying notes are an integral part of the combined financial statements

CyrusOne Inc.

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net (loss) income	$(20.3)	$1.5	$3.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	73.4	55.5	36.2
Loss on sale of receivables and other assets	3.0	3.5	2.0
Provision for bad debt write off	0.1	—	—
Asset impairments	13.3	—	—
Loss on extinguishment of debt	—	1.4	—
Noncash interest expense	0.3	—	0.7
Deferred income tax expense, including valuation allowance change	(4.5)	1.6	2.4
Changes in operating assets and liabilities, net of effects of acquisitions:
Increase in receivables and other assets	(31.2)	(1.6)	(4.3)
(Decrease) increase in accounts payable and accrued expenses	(0.6)	3.5	4.2
Increase (decrease) in deferred revenues	3.8	2.3	(1.8)
Increase (decrease) in other liabilities	7.2	(1.7)	0.6

Net cash provided by operating activities	44.5	66.0	43.5

Cash flows from investing activities:
Capital expenditures – acquisitions of real estate	(25.4)	(22.4)	—
Capital expenditures – other	(202.9)	(95.1)	(29.3)
Proceeds from the sale of assets	0.2	—	—
Increase in restricted cash	(11.1)	—	—
Release of restricted cash	4.8	—	—
Advances (to) from affiliates	(18.3)	11.6	(11.6)
Other, net	0.1	0.1	0.4

Net cash used in investing activities	(252.6)	(105.8)	(40.5)

Cash flows from financing activities:
Borrowings from affiliates, net	119.8	66.6	15.5
Repayment of related party note	(400.0)	—	—
Proceeds from issuance of debt	525.0	—	—
Payments on capital lease obligations	(9.0)	(7.0)	(10.2)
Payments on financing obligations	—	(16.2)	—
Debt issuance costs	(17.2)	—	—
Contributions/(distributions) from (to) parent, net	5.4	(7.8)	(3.7)
Other, net	—	(0.1)	0.3

Net cash provided by financing activities	224.0	35.5	1.9

Net increase (decrease) in cash and cash equivalents	15.9	(4.3)	4.9
Cash and cash equivalents at beginning of year	0.6	4.9	—

Cash and cash equivalents at end of year	$16.5	$0.6	$4.9

Supplemental disclosures
Cash paid for interest	$42.4	$33.0	$11.4
Noncash investing and financing transactions:
Acquisition of property on account	7.7	7.6	0.3
Acquisition of property by assuming capital lease obligations or other financing arrangements	11.6	43.7	1.8
Acquisition of real estate contributed by parent	—	—	2.8
Acquisition of business funded by parent debt and divisional control contribution	—	—	526.3
Assets transferred to parent	2.0	—	—
Divisional control contribution funded by settlement of intercompany balances due to Parent	203.5	—	—
Divisional control distribution funded by related party notes payable	—	—	215.0

The accompanying notes are an integral part of the combined financial statements

CyrusOne Inc.

COMBINED STATEMENTS OF PARENT’S NET INVESTMENT

	Common Shares	Stock Issued Amount	Partnership Units	Units Issued Amount	Paid-In Capital	Partnership Capital	Divisional Control	Parent’s net investment
	(in millions)
Balance as of December 31, 2009	—	$—	—	$—	$—	$—	$163.4
Net Income	—	—	—	—	—	—	3.5
Contribution from Parent related to acquisition of Cyrus Networks	—	—	—	—	—	—	366.7
Distributions to Parent related to recapitalization	—	—	—	—	—	—	(215.0)
Other distributions to Parent, net	—	—	—	—	—	—	(0.8)

Balance as of December 31, 2010	—	—	—	—	—	—	317.8
Net Income	—	—	—	—	—	—	1.5
Distribution to Parent	—	—	—	—	—	—	(7.8)

Balance as of December 31, 2011	—	—	—	—	—	—	311.5	$311.5
Divisional Control Transfer	—	—	—	—	—	311.5	(311.5)	—
Net Loss	—	—	—	—	—	(20.3)	—	(20.3)
Issuance of common stock (100 shares at $ .01 par value)	—	—	—	—	—	—	—	—
Issuance of partnership units	—	—	123.6	—	—	—	—	—
Contributions from Parent related to settlement of intercompany balances	—	—	—	—	7.1	196.4	—	203.5
Other contributions from Parent, net	—	—	—	—		5.4	—	5.4

Balance as of December 31, 2012	—	$—	123.6	$—	$7.1	$493.0	$—	$500.1

The accompanying notes are an integral part of the combined financial statements

CyrusOne Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

CyrusOne Inc, together with CyrusOne GP, CyrusOne LP and its subsidiaries (collectively, “CyrusOne”, “we”, “our” or “Predecessor”) is an owner, operator and developer of enterprise-class, carrier neutral data centers. Our customers operate in a number of industries, including energy, oil and gas, mining, medical, technology, finance and consumer goods and services. We currently operate 24 data centers located in the United States, United Kingdom and Singapore. A large portion of our revenues are generated by data centers located in Texas and Ohio. An economic downturn or natural disaster occurring in these operating territories could have a disproportionate effect on our business, financial condition, results of operations and cash flows compared to similar companies operating in different geographic areas.

CyrusOne Inc., CyrusOne GP, of which CyrusOne is the sole beneficial owner and sole trustee, and its limited partnership, CyrusOne LP, of which CyrusOne GP is the general partner, were formed on July 31, 2012. CyrusOne completed an initial public offering of its common stock on January 24, 2013 (the “offering”). Prior to our initial public offering, CyrusOne and CyrusOne LP engaged in certain formation transactions designed to (i) continue the operations of the Predecessor, (ii) enable CyrusOne to raise necessary capital to repay certain debt to Cincinnati Bell Inc. (“CBI” or “Parent”), a related party, (iii) fund operating costs, capital expenditures and working capital, (iv) provide a funding vehicle for potential business acquisitions, and (v) enable CyrusOne to comply with the requirements under the federal income tax laws and regulations related to real estate investment trusts (“REIT”).

CyrusOne’s operations are primarily conducted through CyrusOne LP, its limited partnership. CyrusOne intends to elect the status of and qualify as a REIT under the Internal Revenue Code of 1986 (“the Code”), as amended, for the taxable year ended December 31, 2013. CyrusOne will be the sole beneficial owner and sole trustee of CyrusOne GP, which will be the sole general partner in CyrusOne LP.

On November 20, 2012, CyrusOne LP received a contribution of interests in real estate properties from CBI in exchange for limited partnership interests in CyrusOne LP and the assumption of debt and other specified liabilities. In return, CyrusOne LP issued 123,688,687 operating partnership units to CBI. A portion of CyrusOne’s related party notes receivable/payable and deferred tax assets and liabilities were not contributed to CyrusOne LP. Subsequent to December 31, 2012, CyrusOne LP executed a 2.8 to 1.0 reverse unit split, resulting in CBI owning 44,102,556 operating partnership units.

Prior to November 20, 2012, CyrusOne was not a legal entity or a combination of legal entities. The accompanying combined financial statements of CyrusOne represent the data center assets and operations owned by CBI and, unless the context otherwise requires, its consolidated subsidiaries which historically have been maintained in various legal entities, some of which had significant unrelated business activities. CBI has operated its Cincinnati-based data center business for over 10 years; in addition, it acquired GramTel Inc. (“GramTel”), a data center operator in South Bend, Indiana and Chicago, Illinois, for approximately $20 million in December 2007; and it acquired Cyrus Networks, LLC (“Cyrus Networks”), a data center operator based in Texas, for approximately $526 million, net of cash acquired, in June 2010. The accompanying financial statements have been “carved out” of CBI’s consolidated financial statements and reflect significant assumptions and allocations. The combined financial statements do not fully reflect what the Predecessor’s financial position, results of operations and cash flows would have been had the Predecessor been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of CyrusOne’s future results of operations, financial position and cash flows.

On January 24, 2013, CyrusOne completed the initial public offering of its common stock, issuing approximately 19.0 million shares for $337.1 million, net of underwriter’s discount. On the same date, CyrusOne Inc. purchased approximately 19.0 million of CyrusOne LP’s operations partnership units. In addition, CBI exchanged approximately 1.5 million partnership units for CyrusOne common stock, and CBI was issued 0.4 million CyrusOne shares in repayment for transaction costs paid by CBI. CyrusOne also issued approximately 1.0 million of its common shares to directors and employees. Vesting of these shares is contingent upon completion of service. Following the completion of these transactions, CyrusOne Inc. and CyrusOne GP held a combined 33.9% interest in CyrusOne LP, with the remaining 66.1% interest held by CBI.

The accompanying financial statements were prepared using CBI’s historical basis in the assets and liabilities of its data center business. The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the data center business. In addition, certain expenses reflected in the combined financial statements include allocations of corporate expenses from CBI, which in the opinion of management are reasonable (see further discussion in Note 14). Related party notes payable in the accompanying combined financial statements reflect contractual amounts due to CBI or other affiliated entities. All intercompany transactions have been eliminated from the accompanying combined financial statements.

2. Significant Accounting Policies

Use of Estimates—Preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. These estimates and assumptions are based on management’s knowledge of current events and actions that we may undertake in the future. Estimates are used in determining the fair value of leased real estate, the useful lives of real estate and other long-lived assets, future cash flows associated with goodwill and other long-lived asset impairment testing, deferred tax assets and liabilities and loss contingencies. Estimates were also utilized in the determination of historical allocations of shared employees payroll, benefits and incentives and management fees. Actual results may differ from these estimates and assumptions.

Investments in Real Estate—Investments in real estate consist of land, buildings, improvements and integral equipment utilized in our data center operations. Real estate acquired from third parties has been recorded at its acquisition cost. Real estate acquired from CBI and its affiliates has been recorded at its historical cost basis. Additions and improvements which extend an asset’s useful life or increase its functionality are capitalized and depreciated over the asset’s remaining life. Maintenance and repairs are expensed as incurred.

When we are involved in the construction of structural improvements to the leased property, we are deemed the accounting owner of leased real estate. In these instances, we bear substantially all the construction period risk, such as managing or funding construction. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations. At inception, the fair value of the real estate, which generally consists of a building shell, and our associated obligation is recorded as construction in progress. As construction progresses, the value of the asset and obligation increases by the fair value of the structural improvements. When construction is complete, the asset is placed in service and depreciation commences. Leased real estate is depreciated to the lesser of (i) its estimated fair value at the end of the term or (ii) the expected amount of the unamortized obligation at the end of the term. As of December 31, 2012 and 2011, leased assets, where we are deemed the accounting owner, were $60.8 million and $48.2 million, respectively. The associated obligation is presented as other financing arrangements in the accompanying combined balance sheets.

When we are not deemed the accounting owner, we further evaluate leased real estate to determine whether the lease should be classified as a capital or operating lease. One of the following four characteristics must be present to classify a lease as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is equal to 75% or more of the estimated economic life of the leased property or (iv) the net present value of the lease payments are at least 90% of the fair value of the leased property. As of December 31, 2012 and 2011, capital lease assets included in investment in real estate were $61.4 million and $59.2 million, respectively.

Construction in progress includes direct and indirect expenditures for the construction and expansion of our data centers and is stated at its acquisition cost. Independent contractors perform substantially all of the construction and expansion efforts of our data centers. Construction in progress includes costs incurred under construction contracts including project management services, engineering and schematic design services, design development, construction services and other construction-related fees and services. Interest, property taxes and certain labor costs are also capitalized during the construction of an asset. Capitalized interest in 2012, 2011, and 2010 was $2.7 million, $2.6 million, and $0.5 million, respectively. These costs are depreciated over the estimated useful life of the related assets.

Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Useful lives range from 20 to 48 years for buildings, 3 to 25 years for building improvements, and 3 to 5 years for equipment. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term, including renewal options which are reasonably assured.

Cash and Cash Equivalents—Cash and cash equivalents consist of funds on deposit at financial institutions.

Restricted Cash—Restricted cash consists of funds held in escrow to fund construction.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with business acquisitions. We perform impairment testing of goodwill, at the reporting unit level, on an annual basis or more frequently if indicators of potential impairment exist. The fair value of our reporting unit was determined using a combination of market-based valuation multiples for comparable businesses and discounted cash flow analysis based on internal financial forecasts incorporating market participant assumptions. The fair value of each reporting unit exceeded its corresponding carrying value; therefore, no impairments were recognized in 2012, 2011 or 2010.

Long-Lived and Intangible Assets—Intangible assets represent purchased assets that lack physical substance, but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged, either on its own or in combinations with a related contract, asset, or liability. Intangible assets with finite lives consist of trademarks, customer relationships, and a favorable leasehold interest.

Management reviews the carrying value of long -lived assets, including intangible assets with definite lives, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Examples of such indicators may include a significant adverse change in the extent to which or manner in which the property is being used, an accumulation of costs significantly in excess of the amount originally expected for acquisition or development, or a history of operating or cash flow losses. When such indicators exist, we review an estimate of the undiscounted future cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition and compare such amount to its carrying amount. We consider factors such as future operating income, leasing demand, competition and other factors. If our undiscounted net cash flows indicate that we are unable to recover the carrying value of the asset, an impairment loss is recognized. An impairment loss is measured as the amount by which the asset’s carrying value exceeds its estimated fair value.

Receivables—Receivables consist principally of trade receivables from customers, are generally unsecured and are due within 30 to 90 days. Unbilled receivables arise from services rendered but not yet billed. Expected credit losses associated with trade receivables are recorded as an allowance for uncollectible accounts. The allowance for uncollectible accounts is estimated based upon historic patterns of credit losses for aged receivables as well as specific provisions for certain identifiable, potentially uncollectible balances. When internal collection efforts on accounts have been exhausted, the accounts are written off and the associated allowance for uncollectible accounts is reduced. The Company has receivables with two large customers that exceed 10% of the Company’s outstanding accounts receivable balance at December 31, 2012. There were no customers that exceeded 10% of the Company’s outstanding accounts receivables balance at December 31, 2011.

Prior to October 1, 2012, we sold most of our trade and other accounts receivable without recourse to Cincinnati Bell Funding LLC (“CBF”), a bankruptcy-remote subsidiary of CBI, at a 2.5% discount to the receivables’ face value. CBTS, a wholly-owned subsidiary of CBI, and Cyrus Networks LLC (“Cyrus Networks”) began selling their receivables to CBF in March 2009 and June 2011, respectively. The transfer of these assets qualified as a sale pursuant to Accounting Standards Codification (“ASC”) 860-10, Transfers of Financial Assets, as these receivables had been isolated from the Predecessor and its creditors. The Predecessor continued to service these receivables and received a fee for this service. Effective October 1, 2012, we terminated our participation in this program.

As of December 31, 2012 receivables were $33.5 million and the allowance for uncollectible accounts was $0.3 million. The December 31, 2011 receivables and related allowance for uncollectible accounts were immaterial for 2011.

Deferred Leasing Costs—Sales commissions incurred at the commencement of a new lease are capitalized and amortized over the term of the customer lease. Amortization of deferred leasing costs is presented with depreciation and amortization in the accompanying combined statements of operations. If a lease terminates prior to the expected life of the customer relationship, the remaining unamortized cost is written off to amortization expense.

Deferred Financing Costs—Legal and professional fees incurred in connection with issuance of debt and revolving credit facilities are capitalized and amortized over the term of the financing arrangement. Amortization of deferred financing costs is presented within interest expense in the accompanying combined statements of operations.

Pushdown of CBI Acquisition-Related Debt—In June 2010, CBI borrowed $526 million on its corporate credit facility to finance the acquisition of Cyrus Networks. In accordance with Staff Accounting Bulletin Topic 5J (“SAB Topic 5J”), we presented $168 million of CBI acquisition-related debt in our combined financial statements. We considered various allocation methodologies in determining the amount of debt to be recognized in the combined financial statements. The method selected was based on a leverage ratio common to the industry. As of December 31, 2010, the pushdown of CBI acquisition debt was derecognized from the Predecessor’s financial statements concurrent with a divisional control distribution from the Predecessor and issuance of a $400 million note payable to CBI. The reversal of debt recognition was offset by an increase to divisional control.

Other Financing Arrangements—Other financing arrangements represent leases of real estate where we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our combined balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

Revenue Recognition—Colocation rentals are generally billed monthly in advance, and some contracts have escalating payments over the non cancellable term of the contract. If rents escalate without the lessee gaining access to or control over additional leased space or power, and the lessee takes possession of, or controls the physical use of the property (including all contractually committed power) at the beginning of the lease term, the rental payments by the lessee are recognized as revenue on a straight-line basis over the term of the lease. If rents escalate because the lessee gains access to and control over additional leased space or power, revenue is recognized in proportion to the additional space or power in the years that the lessee has control over the use of the additional space or power. The excess of revenue recognized over amounts contractually due is recognized in other assets in the accompanying combined balance sheets.

Some of our leases are structured on a full-service gross basis in which the customer pays a fixed amount for both colocation rental and power. Other leases provide that the customer will be billed for power based upon actual usage which is separately metered. In both cases, this revenue is presented on a gross basis in the accompanying combined statements of operations. Power is generally billed one month in arrears, and an estimate of this revenue is accrued in the month that the associated costs are incurred. We generally are not entitled to reimbursements for real estate taxes, insurance or other operating expenses.

Revenue is recognized for services or products that are deemed separate units of accounting. When a customer makes an advance payment which is not deemed a separate unit of accounting, deferred revenue is recorded. This revenue is recognized ratably over the expected term of the customer relationship, unless the pattern of service suggests otherwise. As of December 31, 2012 and 2011, deferred revenue was $52.8 million and $49.0 million, respectively.

Certain customer contracts require specified levels of service or performance. If we fail to meet these service levels, our customers may be eligible to receive credits on their contractual billings. These credits are recognized against revenue when an event occurs that gives rise to such credits.

Property Operating Expenses—Property operating expenses generally consist of electricity, salaries and benefits of data center operations personnel, real estate taxes, security, rent, insurance and other site operating and maintenance costs.

Sales and Marketing Expense—Sales and marketing expense is comprised of compensation and benefits associated with sales and marketing personnel as well as advertising and marketing costs. Prior to January 1, 2011, certain commissions were paid as a percentage of monthly recurring revenue, and these amounts were included in sales and marketing expense. These commission plans were terminated on December 31, 2010. Costs related to advertising are expensed as incurred and amounted to $2.9 million, $1.4 million and $0.2 million in 2012, 2011 and 2010, respectively.

Depreciation and Amortization Expense—Depreciation expense is recognized over the estimated useful lives of real estate applying the straight-line method. The useful life of leased real estate and leasehold improvements is the lesser of the economic useful life of the asset or the term of the lease, including optional renewal periods if renewal of the lease is reasonably assured. The residual value of leased real estate is estimated as the lesser of (i) the expected fair value of the asset at the end of the lease term or (ii) the expected amount of the unamortized liability at the end of the lease term. Estimated useful lives are periodically reviewed. Depreciation expense was $54.5 million, $39.1 million and $26.9 million in 2012, 2011 and 2010, respectively.

Amortization expense is recognized over the estimated useful lives of finite-lived intangibles. An accelerated method of amortization is utilized to amortize our customer relationship intangible, consistent with the benefit expected to be derived from this asset. We amortize trademarks, favorable leasehold interests, deferred leasing costs and deferred sales commissions, over their estimated useful lives. The estimated useful life of trademarks and customer relationships is eight to 15 years. The favorable leasehold interest is being amortized over the remaining lease term of 56 years. Deferred leasing costs are amortized over three to five years. Amortization expense was $18.9 million, $16.4 million and $9.3 million in 2012, 2011 and 2010, respectively.

Transaction Costs—Transaction costs represent legal, accounting and professional fees incurred in connection with the formation transactions, CyrusOne’s qualification as a REIT and completed and potential business combinations. Transaction costs are expensed as incurred.

Restructuring Costs—A restructuring charge was recognized in 2010 to terminate an existing sales commission plan in order to transition to a common plan for all commissioned employees.

Operating and Transactional Taxes—Certain operating taxes, such as property, sales, use and value added taxes, are reported as expenses in operating income. These taxes are not included in income tax expense because the amounts to be paid are not dependent on the level of income generated. We also record operating expenses for the establishment of liabilities related to certain operating tax audit exposures. These liabilities are established based on our assessment of the probability of payment. Upon resolution of an audit, any remaining liability not paid is released and increases operating income.

Income Taxes—The Predecessor was included in CBI’s consolidated tax returns in various jurisdictions. In the accompanying combined financial statements, we have accounted for income taxes as if the Predecessor was a separate stand-alone company. The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. The ultimate realization of the deferred income tax assets depends upon our ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards.

Foreign Currency Translation and Transactions—The financial position of foreign subsidiaries is translated at the exchange rates in effect at the end of the period, while revenues and expenses are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as components of accumulated other comprehensive (loss) income. Gains and losses arising from foreign currency transactions are recorded in the period incurred. Gains and losses from translation and foreign currency transactions were immaterial in 2012, 2011 and 2010.

Comprehensive Income (Loss)—Comprehensive income (loss) represents the change in net assets of a company from transactions and other events from non-owner sources. Comprehensive income (loss) equaled our net income (loss) in 2012, 2011 and 2010.

Earnings per Share—For the historical periods presented, the Predecessor operated without a defined capital structure or designated equity. As a result, earnings per share has not been presented.

Business Combinations—In accounting for business combinations, we apply the accounting requirements of ASC 805, Business Combinations, which requires the recording of net assets of acquired businesses at fair value. In developing estimates of fair value of acquired assets and assumed liabilities, management analyzed a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets and market rate assumptions for contractual obligations. Such a valuation requires management to make significant estimates and assumptions, particularly with respect to the intangible assets. Acquisition costs are expensed as incurred.

Related Party Transactions—CBI provided us with a variety of services. Cost allocation methods which were employed to determine the costs to be recognized in the accompanying combined financial statements included the following:

•	Specific identification—Applied when amounts were specifically identifiable to our operations.

•	Reasonable allocation method—When amounts were not clearly or specifically identifiable to our operations, management applied a reasonable allocation method.

Insurance Programs—CBI provided the Predecessor with coverage for certain employee health care benefits as well as losses incurred related to general liability, workers’ compensation and automobile claims. CBI has purchased third-party insurance policies for these risks and is self-insured up to certain limits. Our portion of CBI’s self-insured insurance expense has been determined based on its historical experience of paid claims.

Pension and Postretirement—Some of our employees participated in CBI’s pension and postretirement benefit plans. These plans have been accounted for as multi-employer plans which require us to recognize expense for our proportionate share of the annual contributions to these plans. Our proportionate share of these contributions was determined using the projected benefit obligation associated with our plan participants compared to CBI’s plan participants and was immaterial in 2012, 2011 and 2010.

Stock-Based Compensation—Some of our employees participated in CBI’s stock-based compensation plans. CBI values all share-based payments to employees at fair value on the date of grant and expenses this amount over the applicable vesting period. The fair value of stock options and stock appreciation rights is determined using the Black-Scholes option-pricing model using assumptions such as volatility, risk-free interest rate, holding period and expected dividends. The fair value of stock awards is based upon the closing market price of CBI’s common stock on the date of grant. For all share-based awards, a forfeiture rate is estimated based upon the historical forfeiture patterns. The forfeiture rate reduces the total fair value of the awards to be recognized as compensation expense. For graded vesting awards, CBI’s policy is to recognize compensation expense on a straight-line basis over the vesting period. Certain employees have been granted awards, which are indexed to the change in CBI’s common stock price, which will be cash settled. These awards are marked to fair market value and the adjusted compensation cost is expensed on a pro-rata basis over the remaining vesting period. The accompanying combined financial statements include an allocation of stock-based compensation costs for awards granted to our employees.

Fair Value Measurements—Fair value measurements are utilized in accounting for business combinations and testing of goodwill and other long-lived assets for impairment. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for asset and liabilities, is as follows:

Level 1—Observable inputs for identical instruments such as quoted market prices;

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—Unobservable inputs that reflect our determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.

Business Segments—Business segments are components of an enterprise for which separate financial information is available and regularly viewed by the chief operating decision maker to assess performance and allocate resources. Our chief operating decision maker reviews our financial information on an aggregate basis. Furthermore, our data centers have similar economic characteristics and customers across all geographic locations, our service offerings have similar production processes, deliver services in a similar manner and use the same types of facilities and similar technologies. As a result, we have concluded that we have one reportable business segment.

3. Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The accounting update amends the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements in order to achieve further convergence with IFRS. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We adopted the provisions of this standard effective January 1, 2012. The adoption of this standard did not have a material impact on our combined financial statements.

4. Acquisitions

On June 11, 2010, CBI purchased 100% of the equity interests of Cyrus Networks, LLC, a data center business based in Texas, for approximately $526 million, net of cash acquired. This acquisition expanded our data center operations beyond the midwestern United States. This transaction has been accounted for as a business combination applying the acquisition method. The results of this acquired business have been included in our combined statement of operations subsequent to its acquisition date. Our results of operations for the twelve months ended December 31, 2010 included revenues of $44.9 million and operating income of $0.6 million associated with this acquired entity. Acquisition costs of $9.0 million and management fees of $1.8 million were associated with the acquisition and allocated to the Predecessor in 2010.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

(dollars in millions)
Assets acquired
Investment in real estate:
Buildings and improvements	$136.8
Equipment	4.6
Construction in progress	10.4

Investment in real estate	151.8

Goodwill	269.5
Intangible assets	138.0
Other assets	12.8

Total assets acquired	572.1

Liabilities assumed
Accounts payable and accrued expenses	5.2
Deferred revenue	7.7
Other financing arrangements	32.1
Other liabilities	0.8

Total liabilities assumed	45.8

Net assets acquired	$526.3

As required under ASC 805, we valued the assets acquired and liabilities assumed at fair value. The fair value of investment in real estate, intangible assets and other financing arrangements were estimated by management with the assistance of an independent valuation firm. All other fair value measurements were determined solely by management. Goodwill decreased by $0.1 million upon finalization of the purchase price allocation in early 2011.

The following table presents the allocation of the purchase price to intangible assets acquired:

	Fair Value (dollars in millions)	Weighted - Average Amortization Period (in Years)
Intangible assets subject to amortization:
Customer relationships	$126.7	15
Trademark	7.4	15
Favorable leasehold interest	3.9	56

Total intangible assets subject to amortization	$138.0	16

Customer relationships have been amortized on an accelerated method relative to the estimated economic value generated by these assets in future years. The trademark and favorable leasehold interest are both amortized on a straight-line basis, which approximates the estimated economic value generated by this asset in future years.

The following unaudited pro forma results of operations assumes this acquisition was completed as of January 1, 2009:

(dollars in millions)	Year Ended December 31,
	2010	2009
Revenue	$159.1	$130.8
Income (loss) from continuing operations	8.8	(1.5)

These pro forma results include adjustments related to the purchase price allocation and financing of the acquisition as well as the results of Cyrus Networks prior to the acquisition. The pro forma adjustments and their effect on the income (loss) from continuing operations were as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009
Elimination of deferred installation revenue	$(1.7)	$(1.6)
Elimination of deferred sales commissions	0.8	0.8
Increase in depreciation and amortization on acquired property and intangibles	(6.5)	(12.9)
Reclass acquisition costs to earliest year presented	9.0	(9.0)
Higher interest costs associated with acquisition-related debt	(1.4)	(4.4)
Tax effects of above entries	(2.6)	5.1

Total	$(2.4)	$(22.0)

The pro forma information shown above does not necessarily reflect the actual results of operations had the acquisition been consummated at the beginning of the annual reporting period indicated nor is it necessarily indicative of future operating results. The pro forma information does not include any (i) potential revenue enhancements, cost synergies or other operating efficiencies that could result from the acquisition or (ii) transaction or integration costs relating to the acquisition.

5. Investment in Real Estate

For the year ended December 31, 2012, an impairment of $17.1 million related to our gross investment in real estate was incurred. Disposals associated with buildings and improvements were $0.6 million.

Acquisition of Real Estate

In January 2012, we purchased a 30-acre parcel of land and a 659,340 square foot building in Carrollton, Texas (Dallas metro area) for $23.4 million. Land was allocated $16.1 million of the purchase price and the remaining $7.3 million was associated with developing this building into an operating data center.

In July 2012, the Predecessor purchased six acres of land adjacent to the Westway Park (Houston West) facility for $2.0 million. Concurrent with this purchase, we committed to fund construction of a 157,000 square foot building at a cost of $11.1 million. We deposited these funds into an escrow account to fund construction and $4.8 million was drawn to fund construction costs as of December 31, 2012. This account is presented as restricted cash in the accompanying condensed combined balance sheet. Upon completion of the shell, this building will be further developed into a data center.

In September 2011, the Predecessor purchased 56 acres of land to build a data center near Phoenix, Arizona. The purchase price of this property was $14.8 million. This facility was commissioned in 2012, providing approximately 36,000 square feet of colocation space.

In December 2011, the Predecessor purchased a 10-acre parcel of land and building in San Antonio, Texas. The purchase price of this property was $7.6 million. The purchase price was allocated $4.6 million to land with the remaining $3.0 million allocated to the building. This facility was commissioned in 2012, providing approximately 36,000 square feet of colocation space.

6. Goodwill, Intangible and Other Long-Lived Assets

Goodwill and intangible assets were recognized in connection with the acquisition of Cyrus Networks as well as prior acquisitions. The carrying amount of goodwill was $276.2 million for both 2012 and 2011.

Summarized below are the carrying values for the major classes of intangible assets:

(dollars in millions)		December 31,
		2012		2011
	Weighted- Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15	$129.5	$(36.8)	$136.6	$(26.4)
Trademark	15	7.4	(1.2)	7.4	(0.7)
Favorable leasehold interest	56	3.9	(0.2)	3.9	(0.1)

Total		$140.8	$(38.2)	$147.9	$(27.2)

During the second quarter of 2012, management identified impairment indicators for a customer relationship intangible and other long-lived assets primarily related to GramTel acquisition. We performed step one of the impairment tests for these assets utilizing cash flow estimates from our most recent long-term business plan and other updated assumptions. The results of these tests indicated a potential impairment loss for each of these asset groups.

Management engaged a third-party valuation specialist to assist with our estimation of the fair value of these assets. Management estimated the fair value of the customer relationship using the income approach, which discounted the expected earnings attributable to current customer contracts, and includes estimates of future expenses, capital expenditures and an appropriate discount rate.

Management also estimated the fair value of other long-lived assets, primarily leasehold improvements, using an income approach based on projected discounted future cash flows using estimates of future revenues and expenses, projected capital expenditures and an appropriate discount rate. The fair value of the customer relationship intangible was estimated by management to be $2.8 million resulting in an asset impairment of $1.5 million. Management estimated the fair value of other long-lived assets, primarily leasehold improvements, at $2.4 million resulting in an impairment loss of $11.8 million. Both fair value estimates are deemed Level 3 measurements within the fair value hierarchy due to the significance of unobservable inputs utilized in these measurements.

Amortization expense for intangible assets subject to amortization was $16.4 million, $15.5 million and $9.2 million in 2012, 2011 and 2010, respectively. The following table presents estimated amortization expense for 2013 through 2017:

(dollars in millions)
2013	$16.9
2014	16.9
2015	14.6
2016	11.5
2017	9.4

7. Sale of Accounts Receivable

Prior to October 1, 2012, we sold most of our receivables to an affiliated entity at a discount of 2.5% of the face value. Proceeds from the sale of these assets were settled through CBI’s centralized cash management system. Effective October 1, 2012, we terminated our participation in this program and previously derecognized receivables of $25.9 million were transferred back to us.

As of December 31, 2011, derecognized and delinquent receivables associated with this arrangement were $20.7 million and $3.3 million, respectively. Credit losses on sold receivables were immaterial.

	For the years ended December 31,
(dollars in millions)	2012	2011	2010
Receivables sold, net	$127.8	$137.5	$70.2
Proceeds upon sale	124.6	134.0	68.4
Loss on sale	3.2	3.5	1.8
Servicing fees received	0.1	0.1	0.1

8. Debt and Other Financing Arrangements

Debt and other financing arrangements presented in the accompanying combined financial statements consist of the following:

	As of December 31,
(dollars in millions)	2012	2011
Revolving credit agreement	$—	$—
Capital lease obligations	32.2	42.9
Related party note due on demand	—	80.2
Related party note due 2018	—	400.0
6 3/8% Senior Notes due 2022	525.0	—
Other financing arrangements	60.8	48.2

Total	$618.0	$571.3

Revolving credit agreement—On November 20, 2012, we entered into a credit agreement (the “Credit Agreement”) which provides for a $225 million senior secured revolving credit facility, with a sublimit of $50 million for letters of credit and a $30 million sublimit for swingline loans. The Credit Agreement has a maturity date of November 20, 2017. Borrowings under the Credit Agreement will be used for working capital, capital expenditures and other general corporate purposes of CyrusOne LLC, the operating subsidiary of CyrusOne LP, the borrower and the other subsidiaries of CyrusOne, including for acquisitions, dividends and other distributions permitted thereunder. Letters of credit will be used for general corporate purposes.

Borrowings under the Credit Agreement bear interest, at our election, at a rate per annum equal to LIBOR or a base rate plus an applicable margin equal to, in the case of LIBOR borrowings, 3.50% per annum and, in the case of base rate borrowings, 2.50% per annum, subject to periodic adjustment for changes in the total net leverage ratio.

Borrowings under the Credit Agreement are guaranteed by CyrusOne Inc., CyrusOne GP, CyrusOne Finance Corp., CyrusOne LLC, CyrusOne TRS Inc., and CyrusOne Foreign Holdings LLC. The obligations under the Credit Agreement are secured by, subject to certain exceptions, the capital stock of certain of our subsidiaries, certain intercompany debt and the tangible and other intangible assets of us and certain of our subsidiaries.

The Credit Agreement contains customary affirmative and negative covenants (which are in some cases subject to certain exceptions), including, but not limited to, restrictions on the ability to incur additional indebtedness, create liens, make certain investments, make certain dividends and related distributions, prepay certain debt, engage in affiliate transactions, enter into, or undertake, certain liquidations, mergers, consolidations or acquisitions, amend the organizational documents and dispose of assets or subsidiaries. In addition, the Credit Agreement requires us to maintain a certain secured net leverage ratio, ratio of earnings before interest taxes depreciation and amortization (“EBITDA”) to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding the limitations set forth above, we will be permitted, subject to the terms and conditions of the Credit Agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our adjusted funds from operations for any period.

The Credit Agreement contains customary events of default (which are in some cases subject to certain exceptions, thresholds, notice requirements and grace periods), including, but not limited to, nonpayment of principal or interest, failure to perform or observe covenants, breaches of representations and warranties, cross-defaults with certain other indebtedness, certain bankruptcy-related events or proceedings, final monetary judgments or orders, ERISA defaults, certain change of control events and loss of REIT status following a REIT election by us.

As of December 31, 2012, there were no borrowings on the Credit Agreement.

We pay commitment fees for the unused amount of borrowings on the Credit Agreement and letter of credit fees on any outstanding letters of credit. The commitment fees are equal to 0.50% of the actual daily amount by which the aggregate revolving commitments exceed the sum of outstanding revolving loans and letter of credit obligations. Commitment fees related to the Credit Agreement were immaterial in 2012.

Capital lease obligations—We use leasing as a source of financing for certain of our data center facilities and related equipment. We currently operate six data center facilities recognized as capital leases. We have options to extend the initial lease term on all these leases and options to purchase the facility for one of these leases. Interest expense on capital lease obligations was $7.4 million, $5.4 million and $4.3 million in 2012, 2011 and 2010, respectively.

Related party note due on demand—Prior to November 20, 2012, we participated in CBI’s centralized cash management program. On a daily basis, all excess cash was transferred to CBI’s corporate cash accounts.

Likewise, substantially all funds to finance our operations and capital expenditures were funded by CBI. Advances and borrowings between affiliates were governed by an intercompany cash management note. Borrowings were unsecured. On November 20, 2012, we repaid $80 million on this note and the remaining amount outstanding was not contributed to CyrusOne LP.

Effective November 19, 2010, all advances/borrowings bear interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to this date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in 2012, 5.0% in 2011 and 4.2% in 2010.

Related party note due 2018—On December 31, 2010, the Predecessor funded a distribution to CBI by issuing a note payable to CBI for $400 million (see further discussion of the distribution in Note 10). This note bore interest at 7.25% and matured in 2018. Interest was settled on a monthly basis through CBI’s centralized cash management system. On November 20, 2012, this note was repaid in full.

6  3/8% Senior Notes due 2022—On November 20, 2012, CyrusOne LP and CyrusOne Finance Corp. (the “Issuers”) issued $525 million of 6 3/8% Senior Notes due 2022 (“Senior Notes”). The Senior Notes are senior unsecured obligations of the Issuers, which rank equally in right of payment with all existing and future unsecured senior debt of the Issuers. The Senior Notes are effectively subordinated to all existing and future secured indebtedness of the Issuers to the extent of the value of the assets securing such indebtedness. The Senior Notes are guaranteed on a joint and several basis by CyrusOne Inc., CyrusOne GP, and each of CyrusOne LP’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. Each such guarantee is a senior unsecured obligation of the applicable guarantor, ranking equally with all existing and future unsecured senior debt of such guarantor and effectively subordinated to all existing and future secured indebtedness of such guarantor to the extent of the value of the assets securing that indebtedness. The Senior Notes are structurally subordinated to all liabilities (including trade payables) of each subsidiary of the Issuer that does not guarantee the Senior Notes. The Senior Notes bear interest at a rate of 6 3/8% per annum, payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013, to persons who are registered holders of the Senior Notes on the immediately preceding May 1 and November 1, respectively.

The indenture governing the 6 3/8% Senior Notes limits the ability of the CyrusOne LP and its restricted subsidiaries to incur indebtedness, encumber their assets, enter into sale and leaseback transactions, make restricted payments, create dividend restrictions and other payment restrictions that affect the CyrusOne LP’s restricted subsidiaries, permit restricted subsidiaries to guarantee certain indebtedness, enter into transactions with affiliates, sell assets and engage in certain business activities, in each case subject to certain qualifications set forth in the indenture.

The Senior Notes will mature on November 15, 2022. However, prior to November 15, 2017, the Issuers may, at their option, redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, plus a “make-whole” premium. On or after November 15, 2017, the Issuers may, at our option, redeem some or all of the 6 3/8% Senior Notes at any time at declining redemption prices equal to (i) 103.188% beginning on November 15, 2017, (ii) 102.125% beginning on November 15, 2018, (iii) 101.063% beginning on November 15, 2019 and (iv) 100.000% beginning on November 15, 2020 and thereafter, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. In addition, before November 15, 2015, and subject to certain conditions, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of certain equity offerings at 106.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that (i) at least 65% of the aggregate principal amount of the Senior Notes remains outstanding and (ii) the redemption occurs within 90 days of the closing of any such equity offering.

Other financing arrangements—Other financing arrangements represents leases of real estate in which we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

In 2011, we terminated the financing obligation for one of these facilities by purchasing the property from the former lessor. The Predecessor recognized a loss on extinguishment of debt of $1.4 million upon the termination of this arrangement.

The following table summarizes our annual minimum payments associated with our other financing arrangements for the five years subsequent to December 31, 2012 and thereafter:

(dollars in millions)
2013	$6.0
2014	6.4
2015	6.6
2016	6.7
2017	6.9
Thereafter	42.3

Total financing arrangements	$74.9

The following table summarizes annual principal maturities of our of 6 3/8% Senior Notes due 2022 and capital leases for the five years subsequent to December 31, 2012, and thereafter:

(dollars in millions)	Capital leases	Long term debt	Total Debt
2013	$6.3	$—	$6.3
2014	4.0	—	4.0
2015	3.5	—	3.5
2016	3.8	—	3.8
2017	2.6	—	2.6
Thereafter	12.0	525.0	537.0

Total debt	$32.2	$525.0	$557.2

Deferred financing costs—Deferred financing costs are costs incurred in connection with obtaining long-term financing. In 2012, deferred financing costs were incurred in connection with the issuance of the 6 3/8% Senior Notes due 2022. As of December 31, 2012, deferred financing costs totaled $16.9 million. There were no deferred financing costs as of December 31, 2011. Deferred financing costs are amortized over the term of the related indebtedness or credit agreement. Amortization of deferred financing costs, included in interest expense in the Combined Statements of Operations, totaled $0.3 million in 2012 with no such costs in 2011 and 2010.

Debt covenants

The indenture governing the Senior Notes contains affirmative and negative covenants customarily found in indebtedness of this type, including a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to: incur secured or unsecured indebtedness; pay dividends or distributions on its equity interests, or redeem or repurchase equity interests of the Company; make certain investments or other restricted payments; enter into transactions with affiliates; enter into agreements limiting the ability of the operating partnership’s subsidiaries to pay dividends or make certain transfers and other payments to the operating partnership or to other subsidiaries; sell assets; and merge, consolidate or transfer all or substantially all of the operating partnership’s assets. Notwithstanding the foregoing, the covenants contained in the indenture do not restrict the Company’s ability to pay dividends or distributions to stockholders to the extent (i) no default or event of default exists or is continuing under the indenture and (ii) the Company believes in good faith that we qualify as a REIT under the Internal Revenue Code and the payment of such dividend or distribution is necessary either to maintain its status as a REIT or to enable it to avoid payment of any tax that could be avoided by reason of such dividend or distribution. The Company and its subsidiaries are also required to maintain total unencumbered assets of at least 150% of their unsecured debt on a consolidated basis, provided that for the purposes of such calculation their revolving credit facility shall be treated as unsecured indebtedness.

The Credit Agreement requires us to maintain a certain secured net leverage ratio, ratio of EBITDA to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding these limitations, we will be permitted, subject to the terms and conditions of the Credit Agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our adjusted funds from operations for any period. Similarly, our indenture permits dividends and distributions necessary for us to maintain our status as a real estate investment trust.

The Company’s most restrictive covenants are generally included in its Credit Agreement. In order to continue to have access to the amounts available to it under the Credit Agreement, the Company must remain in compliance with all covenants.

9. Fair Value of Financial Instruments

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their carrying value because of the short-term nature of these instruments. The carrying value and fair value of other financial instruments are as follows:

	December 31, 2012		December 31, 2011
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Related party note due on demand	$—	$—	$80.2	$80.2
Related party note due 2018	—	—	400.0	415.1
6 3/8% Senior Notes due 2022	525.0	547.3	—	—
Other financing arrangements	60.8	69.5	48.2	47.5

The fair value of our Senior Notes was estimated based on the market price of these notes at December 31, 2012 which is considered level two of the fair value hierarchy. The fair value of other financing arrangements at December 31, 2012 was estimated by applying our credit spread to the risk-free rate for a similar duration borrowing. As of December 31, 2011, we did not have any outstanding borrowings, so the current borrowing rate was estimated by applying our Parent’s credit spread to the risk-free rate for a similar duration borrowing.

The fair value of other financing arrangements was calculated using a discounted cash flow model that incorporates current borrowing rates for obligations of similar duration. These fair value measurements are considered Level 3 of the fair value hierarchy. The fair value of the related party note due on demand was equal to its carrying value as it bore interest at a current market rate.

Non-recurring Fair Value Measurements

Certain long-lived assets, intangibles and goodwill are required to be measured at fair value on a non-recurring basis subsequent to their initial measurement. These non-recurring fair value measurements generally occur when evidence of impairment has occurred.

As of December 31, 2012, the following assets were measured at fair value:

(dollars in millions)	December 31, 2012	Quoted prices in active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Losses
Customer relationships	$2.8	$—	$—	$2.8	$(1.5)
Buildings and improvements	2.4	—	—	2.4	(11.8)

Impairment losses					$(13.3)

In the second quarter of 2012, the customer relationship intangible obtained in our former GramTel acquisition was deemed impaired. The fair value of this asset was estimated at $2.8 million, resulting in an impairment loss of $1.5 million. The fair value of this asset was estimated by management with the assistance of a third-party valuation specialist. Management estimated the fair value using the income approach, which discounted the expected future earnings attributable to current customer contracts, and includes estimates of future expenses, capital expenditures and a discount rate of 12%. This fair value measurement is considered a Level 3 measurement due to the significance of its unobservable inputs.

In addition, leasehold improvements and other property at GramTel data centers were deemed impaired. Prior to recognizing the impairment, these assets had a net book value of $14.2 million as of June 30, 2012. The fair value of the assets was written down to the estimated fair value of $2.4 million, resulting in an impairment loss of $11.8 million. The fair value of these assets was estimated by management with the assistance of a third-party valuation specialist. Management estimated the fair value using an income approach. Projected discounted cash flows included estimates regarding future revenues and expenses, projected capital expenditures and a discount rate of 12%. This fair value measurement is considered a Level 3 measurement due to the significance of its unobservable inputs.

10. Parent’s Net Investment

On August 6, 2012, CyrusOne issued 100 shares of its common stock to CBI for $1,000 in connection with its initial capitalization. During 2012, transaction costs of $7.1 million associated with our initial public offering were paid by CBI and reflected as contribution from Parent in our financial statements.

At December 31, 2012, partnership capital represented CBI’s net investment in CyrusOne LP. On November 20, 2012, CyrusOne LP received a contribution of interests in the real estate properties from CBI. In exchange, CyrusOne LP issued 123,688,687 operating partnership units to CBI. CBI also assumed certain of the Predecessor’s intercompany payables and other liabilities of $203.5 million. Subsequent to December 31, 2012, CyrusOne LP executed a 2.8 to 1.0 reverse unit split, resulting in CBI owning 44,102,556 operating partnership units.

Prior to November 20, 2012, the Predecessor was not a separate legal entity and was operated by CBI during the periods presented. At December 31, 2011, divisional control represented CBI’s net investment in the Predecessor. In 2011, the Predecessor distributed $7.8 million to CBI.

On December 31, 2010, CBI restructured its data center legal entities, including intercompany borrowings. In conjunction with this restructuring, Parent acquisition-related debt of $160.2 million (net of unamortized discount and debt issue costs) and related party notes payable to CBI of $24.8 million were subsumed into a new $400 million note payable to CBI and a distribution was issued to CBI in the amount of $215.0 million.

In 2010, the Predecessor received a $366.7 million contribution from CBI to fund the acquisition of Cyrus Networks and assumed $159.6 million of parent acquisition-related debt, net of associated discount and issuance costs. Other distributions to Parent, net were $0.8 million in 2010, inclusive of CBI’s contribution of the Goldcoast Drive (Goldcoast) data center at historical carrying value.

11. Customer Leases

Customer lease arrangements customarily contain provisions that either allow for renewal or continuation on a month-to-month arrangement. Certain leases contain early termination rights. At lease inception, early termination is generally not deemed reasonably assured due to the significant economic penalty incurred by the lessee to exercise its termination right and to relocate its equipment. The future minimum lease payments to be received under non-cancelable operating leases, excluding month-to-month arrangements and submetered power, for the next five years are shown below:

(dollars in millions)
2013	$135.2
2014	106.5
2015	70.7
2016	49.6
2017	34.1

12. Pension and Other Employee Benefit Plans

Historically, some of our shared employees and retirees participated in CBI’s pension and other benefit plans. CBI managed these plans on a combined basis for all its affiliates and funded all plan contributions. Our employees were also eligible to participate in one of two sponsored defined contribution plans. One of these plans is sponsored by CyrusOne and the other by CBI. Employee contributions to these plans are matched by the sponsoring employer. Our direct and allocated contributions to these plans were $0.4 million, $0.4 million, and $0.3 million in 2012, 2011 and 2010, respectively.

Some of our shared employees also participate in CBI sponsored health care plans which provide medical, dental, vision and prescription benefits. This plan is also managed by CBI on a combined basis for all its affiliates. We are unable to estimate our share of CBI’s liability for claims incurred but not reported or reported but not paid. Our allocated cost of these plans was $0.1 million, $0.8 million and $0.9 million in 2012, 2011, and 2010, respectively.

13. Stock-Based Compensation Plans

Some of our employees were granted stock options, stock appreciation rights, and awards indexed to CBI’s common stock under CBI sponsored long-term incentive plans. These awards may have been time -based or performance-based. Generally these stock options awards vested three years from the grant date and expired ten years from the date of grant. Performance based stock option and other awards generally vested over three to four years and upon the achievement of certain performance-based objectives. Performance-based awards were expensed based on their grant date fair value, if it was probable that the performance conditions were achieved. For cash-settled awards which are indexed to CBI’s common stock price, compensation expense was recognized for changes in the market price of CBI’s common stock. Subsequent to December 31, 2012, all unvested share-based awards issued by CBI to CyrusOne employees were forfeited.

Allocated stock-based compensation expense (benefit) was $3.4 million, $0.6 million and $(0.2) million in 2012, 2011 and 2010, respectively. The allocated cost was determined based upon specific identification of awards to specific data center employees as well as shared employees. For shared employees, the allocated cost was based upon the individual’s estimated percentage of time spent on data center activities. In 2010, a performance-based award was forfeited resulting in the reversal of previously recognized compensation costs. The tax (benefit) expense associated with stock-based compensation was $(0.9) million, $(0.2) million and $0.1 million in 2012, 2011 and 2010, respectively.

14. Related Party Transactions

Prior to November 20, 2012, CyrusOne Inc., CyrusOne GP, CyrusOne LP and its subsidiaries were not separate legal entities and were operated by CBI during the periods presented. As discussed in Note 1, the combined financial statements have been prepared from the records maintained by CBI and may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred if the business had been operated as an unaffiliated company. The combined financial statements reflect the following transactions with CBI and its affiliated entities.

Revenues—CyrusOne leases space in its data centers to CBT and CBTS. Revenue recognized from these arrangements was $5.4 million, $4.4 million and $2.0 million in 2012, 2011 and 2010, respectively. In November 2012, we entered into separate data center colocation agreements with CBT and CBTS whereby we will continue to lease colocation space to each of them at certain of our data centers. The data center colocation agreement with CBT provides for CBT’s lease of data center space, power and cooling in certain of our data centers for a period of five years at an aggregate rate of $3.8 million per year. Our data center colocation agreement with CBTS provides for CBTS’s lease of data center space, power and cooling at certain data center facilities for a period of five years at an aggregate rate of $1.6 million per year. Both agreements are renewable for an additional five-year term at market rates.

CBT occupies space in our 229 West Seventh Street facility that is utilized in its network operations. In November 2012 in connection with our purchase of this property, we entered into an agreement to lease this space to CBT for a period of five years, with three renewal options of five years each, at an initial annual base rent of approximately $0.1 million, plus a proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Revenue earned from this lease was less than $0.1 million in 2012, with no such revenue in prior years.

In November 2012, we entered into agreements to lease office space to CBT at our Goldcoast Drive (Goldcoast) data center facility and to CBTS at our Parkway (Mason) data center facility. The aggregate annual base rent for these spaces will be approximately $0.3 million per year. The term of these agreements are five years each. Both agreements contain three five-year renewal options at market rates. Revenue earned from these leases was $0.3 million in both 2012 and 2011, and $0.2 million in 2010.

In January 2012, we entered into a transition services agreement to provide CBTS with network interface services. Revenue recognized for these services was $0.5 million in 2012, with no such revenue in prior years. In November 2012, we entered into a new transition services agreement with CBTS where we will continue to provide them with network interface services. The annual fee to be paid by CBTS for these services is approximately $0.5 million, which may decline in future periods as CBTS migrates its network interfaces onto an independent architected and managed CBTS network. These services will be provided on a month-to-month basis, until such time the services in question have been fully transitioned, which we expect may be as long as 24 months.

As of December 31, 2012, CBTS continues to be the named lessor for two data center leases. Revenues associated with these leases were $14.3 million, $14.2 million and $13.1 million in 2012, 2011, and 2010, respectively. In 2012, we entered into an agreement with CBTS whereby we perform all obligations of CBTS under the lease agreements. CBTS confers the benefits received under such lease agreements to us and CBTS is granted sufficient usage rights in each of our data centers so that it remains as lessor under each such lease agreement. In addition, CBTS will continue to perform billing and collections on these accounts.

Property Operating Expenses—In January 2012, we entered into a transition services agreement with CBTS where CBTS provided us with network support, services calls, monitoring and management, storage and backup and IT systems support. Expense recognized for these services was $1.5 million in 2012, with no such costs in prior years. In November 2012, we entered into new services agreements with CBT and CBTS. Under the CBTS services agreement, CBTS has agreed to provide us with certain managed storage and backup services. These services will be provided on a month-to-month basis, and charges will be based on the variable amount of gigabytes managed by CBTS each month. CBTS will charge us a rate of $0.56 per gigabyte, and the annual fee to be paid by us for these services is approximately $0.2 million. We expect that services under this agreement may extend for as long as 36 months.

Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services. Expense recognized from this arrangement was $0.7 million in 2012, with similar amounts in 2011 and 2010.

In conjunction with the purchase of the property located at 229 West Seventh Street, we executed a reciprocal easement and shared services agreement. CBT continues to own the adjacent property that was historically operating together with 229 West Seventh Street as one property. Pursuant to this agreement, we granted reciprocal easements to each other; CBT has easements for continued use of portions of our building and CBT provides fuel storage, fire suppression and other building services to us; and we provide chilled water, building automation systems related to heating, ventilation and air conditioning (“HVAC”) and other building services to CBT. The shared services agreement is expected to continue for a period of fifteen years with five renewal options of five years each. Initially, we are responsible for operating and managing the service facilities for both buildings. Each party will bear its own utility costs, as well as property taxes and insurance. Shared building operating costs will be charged to each party on the basis of the actual costs incurred, allocated based on the proportionate share of usage. Each party will also pay the other party less than $0.2 million per year to maintain shared building infrastructure systems.

In November 2012, we also entered into an agreement to lease space at CBT’s 209 West Seventh Street facility for a period of five years, with three renewal options of five years each. The initial annual base rent will be approximately $0.1 million per year, plus our proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Expense recognized from this arrangement was less than $0.1 million in 2012, and $0.4 million in 2011 and 2010.

Benefits and Insurance—Some of our employees participated in pension, postretirement, health care and stock-based compensation plans sponsored by CBI or an affiliate. Our allocated costs for employee benefits were determined by specific identification of the costs associated with our participating employees or based upon the percentage that our employees represent of total participants. Our allocated employee benefit plan costs were $3.5 million, $1.8 million and $1.1 million in 2012, 2011 and 2010, respectively.

We also participated in centralized insurance programs managed by CBI which included coverage for general liability, workers’ compensation, automobiles and various other risks. CBI has third-party insurance policies for certain of these risks and is also self-insured within certain limits. CBI’s self-insured costs have been actuarially determined based on the historical experience of paid claims. Our allocated cost for participation in these programs was determined on the basis of revenues, headcount or insured vehicles. Our allocated insurance costs were $0.4 million, $0.4 million and $0.2 million in 2012, 2011 and 2010, respectively. Subsequent to our initial public offering, we will maintain our own commercial insurance policies.

Selling & Marketing—Effective January 1, 2012, we entered into marketing agreements with CBT and CBTS to appoint these affiliates as CyrusOne’s authorized marketing representatives. Pursuant to the terms of these agreements, we pay these affiliates a commission for all new leases for space they attain, which is calculated as a percentage of the first month’s recurring revenue with respect to such space, which ranges from 30% to 140%, depending on the lease term. For the year ended December 31, 2012, commissions incurred pursuant to these arrangements was $0.3 million, with no such costs in prior years. The term of these agreements expired on December 31, 2012.

General & Administrative—We have entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain services, on an as needed basis, until the earlier of December 31, 2014 or one year from the completion of our initial public offering; provided, however that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee. Expense recognized in 2012 for this arrangement was not material, with no such costs in prior years.

Management Fees—Prior to November 20, 2012, CBI provided various management services, including executive management, cash management, legal, treasury, human resources, accounting, tax, internal audit and risk management services. Our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. Our allocated cost for management services was $2.5 million, $2.3 million and $3.6 million in 2012, 2011 and 2010, respectively. In November 2012, we entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain of these services, on an as needed basis to the operating partnership one year from the date of our initial public offering, provided, however, that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee.

Loss on Sale of Receivables—Prior to October 1, 2012, we participated in an accounts receivable securitization program sponsored by CBI for certain of its subsidiaries. Under this program, we continuously sold certain trade accounts receivable to CBF at a 2.5% discount to the receivables’ face value. In turn, CBF granted, without recourse, a senior undivided interest in the pooled receivables to commercial paper conduits in exchange for cash. The loss on sale of our account receivables was $3.2 million, $3.5 million and $1.8 million in 2012, 2011 and 2010, respectively. See Note 7 for further details. Effective October 1, 2012, we terminated our participation in this accounts receivable securitization program.

Interest Expense—On December 31, 2010, CBI restructured its data center legal entities, including their intercompany borrowings. The Predecessor issued a $400 million note to CBI, which bore interest at 7.25%. On November 20, 2012, this note was repaid in full. Interest on this note was settled monthly through CBI’s centralized cash management program. Interest expense of approximately $26 million and $29 million was recognized on this note for the year ended December 31, 2012 and 2011, respectively, with no such cost in 2010.

Prior to November 20, 2012, we participated in CBI’s centralized cash management program. On a periodic basis, all excess cash was transferred to CBI’s corporate cash accounts. Likewise, substantially all funds to finance our operations, as well as capital expenditures, were funded by CBI. Advances and borrowings between affiliates were governed by an intercompany cash management agreement. Effective November 19, 2010, all advances/borrowings bore interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to this date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in 2012, 5.0% in 2011 and 4.2% in 2010. As of November 20, 2012, $80 million of these borrowings were repaid. As of December 31, 2011, borrowings of $80.2 million were presented within due to affiliates and related party notes payable in the accompanying combined financial statements. Net interest expense recognized on notes due to or from related parties was $7.0 million in 2012, and $1.1 million in 2011 and 2010.

Other—Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services. Expense recognized from this arrangement was $0.7 million in 2012, with similar amounts in 2011 and 2010.

On November 20, 2012, we also entered into a non-competition agreement with CBI, pursuant to which we and CBI agreed not to enter into each other’s lines of business, subject to certain exceptions for a period of four years from such date. Pursuant to the terms of this agreement, we agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of providing telecommunications services in certain areas of Ohio, Kentucky and Indiana in which CBI operates as of such date. We also agreed not to seek, request or apply for any certification or license to provide telecommunications services in such areas during the term of the agreement. CBI agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of constructing and selling, operating or providing data center services in the United States or any foreign jurisdiction in which we operate. However, CBI may continue to offer certain data center services, provided that such services are ancillary to its provisions of existing IT services, and CBI does not own, lease or is contracted to own, lease or manage the data center infrastructure of the facility in which such existing IT services are being provided.

In conjunction with the completion of the above described financing transactions, CyrusOne was released from its guarantee of CBI’s indebtedness.

The reciprocal easement and shared services agreement described above also contains a make-whole provision that requires us to make a payment to CBT if CBT’s carrier access revenue declines below $5.0 million per annum as a result of certain actions taken by us which result in circuit disconnections or reductions at CBT. The term of this make-whole provision is approximately four years.

15. Restructuring Charges

In 2010, the Predecessor terminated a sales commission plan in order to transition to a common plan across all its locations. Effective January 1, 2011, all sales commissions are calculated as a percentage of the initial customer billing and paid at lease commencement. Prior to this date, certain sales commissions were determined as a percentage of monthly billings over the term of the customer relationship. A restructuring charge of $1.4 million was recognized in 2010 to settle all remaining commission obligations associated with the terminated plan. This amount was paid in full in 2011. No restructuring charges were recognized in 2012 or 2011.

16. Income Taxes

CyrusOne was historically included in CBI’s consolidated tax return. In the accompanying financial statements we have accounted for income taxes on a separate company basis. Effective November 20, 2012 the operating assets of the business were contributed to CyrusOne LP, a partnership. The partnership will not be subject to federal income tax on net taxable income, as the income will flow through to the partners. Income tax at the partnership level will be limited to foreign income taxes and income tax assessed by a few state and local jurisdictions that assess tax directly to the partnership rather than the partners. Income tax benefit below reflects federal, foreign and various state and local net tax benefits generated prior to the formation of the partnership as well as foreign, state and local net tax benefit on taxable loss generated by the partnership.

	Year Ended December 31,
(dollars in millions)	2012	2011	2010
Income tax expense (benefit):
Continuing operations	$(5.1)	$2.2	$2.7
Loss on sale of real estate improvements	—	—	(0.1)

Total	$(5.1)	$2.2	$2.6

	Year Ended December 31,
(dollars in millions)	2012	2011	2010
Current:
Federal	$—	$—	$—
Foreign	—	—	—
State and local	0.9	0.6	0.3

Total current	0.9	0.6	0.3
Deferred:
Federal	(5.7)	1.5	2.1
Foreign	(1.6)	(0.2)	—
State and local	(0.3)	—	0.3

Total deferred	(7.6)	1.3	2.4
Valuation allowance	1.6	0.3	—

Total	$(5.1)	$2.2	$2.7

Prior to November 20, 2012, current tax expense was considered paid as incurred through CBI’s centralized cash management program.

The following is a reconciliation of the statutory federal income tax rate with the Predecessor’s effective tax rate for each year:

	Year Ended December 31,
	2012	2011	2010
U.S. federal statutory rate	35.0%	35.0%	35.0%
Partnership income not taxed at federal statutory rate	(7.0)%	0.0%	0.0%
State and local income taxes, net of federal income tax	(1.4)%	11.6%	5.7%
Change in valuation allowance, net of federal income tax	(5.6)%	6.6%	0.3%
Nondeductible portion of meals and entertainment	(0.5)%	3.6%	1.5%
Effects of foreign income taxes	(0.2)%	2.2%	0.0%
Other differences, net	(0.2)%	0.4%	0.2%

Effective tax rate	20.1%	59.4%	42.7%

On November 20, 2012, substantially all assets and liabilities associated with our data center operations were contributed by CBI to CyrusOne LP, except for certain tax assets, liabilities and related notes payables. Thus CyrusOne Inc. and CyrusOne LP will have no federal net operating losses available to offset future taxable income and only a small amount of local net operating losses generated in the current year. CyrusOne retained the historical net operating losses related to its foreign operations. As of December 31, 2012, CyrusOne had approximately $1.2 million of foreign net operating loss carryforwards. Due to the uncertainty related to the realization of these net operating losses, a valuation allowance has been established for the entire $1.2 million of loss carryforwards.

The components of our deferred tax assets and liabilities shown below at the end of 2011 and 2010 reflect deferred taxes at the end of each year and prior to the formation of the partnership. Deferred taxes at the end of 2012 reflect foreign, state and local deferred taxes remaining after contributions to the partnership.

	Year Ended December 31,
(dollars in millions)	2012	2011	2010
Deferred tax assets:
Net operating loss carryforwards	$1.3	$16.0	$7.7
Real estate and other property	1.1	—	—
Unearned revenue	0.1	5.7	4.2
Other	—	0.3	0.9

Total deferred tax assets	2.5	22.0	12.8
Valuation allowance	(1.9)	(0.3)	(0.1)

Total deferred tax assets, net of valuation allowance	0.6	21.7	12.7

Deferred tax liabilities:
Real estate and other property	—	17.5	8.2
Employee compensation	0.1	1.7	0.6
Other	—	0.6	0.5

Total deferred tax liabilities	0.1	19.8	9.3

Net deferred tax assets	$0.5	$1.9	$3.4

The ultimate realization of the deferred income tax assets depends upon our ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards. Based upon historical and future projected earnings, we believe we will fully utilize local net operating loss carryforwards prior to their expiration. Management has concluded that it is more likely than not that certain foreign tax loss carryforwards will not be realized prior to their expiration. As of December 31, 2012 and 2011, the valuation allowance associated with these net operating losses as well as other deferred tax assets was $1.9 and $0.3 million, respectively.

As of December 31, 2012 and 2011, there were no unrecognized tax benefits. We do not currently anticipate that the amount of unrecognized tax benefits will change significantly over the next year.

CyrusOne files separate tax returns in various state, local and foreign jurisdictions. CyrusOne was historically included in the consolidated filings of CBI and its subsidiaries for the federal jurisdiction and certain state and local jurisdictions. With a few exceptions, CBI and its subsidiaries are no longer subject to U.S. federal, state or local examinations for years prior to 2009.

CyrusOne intends to elect and qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2013. CyrusOne’s qualification as a REIT depends upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares.

CyrusOne received a private letter ruling from the IRS, subject to the terms and conditions contained therein, with respect to certain issues relevant to its qualification as a REIT. Although CyrusOne may generally rely upon the ruling, no assurance can be given that the IRS will not challenge CyrusOne’s qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

As a REIT, CyrusOne generally will not be subject to U.S. federal income tax on its net taxable income that it distributes currently to its stockholders. If CyrusOne fails to qualify, as a REIT in any taxable year and does not qualify for certain statutory relief provisions, CyrusOne would be subject to U.S. federal income tax at regular corporate rates and would be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which CyrusOne lost its REIT qualification. Even if CyrusOne qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property, and the income of its taxable REIT subsidiaries (each, a “TRS”) will be subject to taxation at regular corporate rates.

17. Commitments and Contingencies

Affiliate Guarantees of Lease Obligations

CBI has guaranteed our performance under certain leases. CBI had also issued a letter of credit to provide assurance that we will meet our lease commitments. This letter of credit expired in December 2012. Fees for maintaining this letter of credit were paid by CBI and allocated to us through management fees. These fees were $0.1 million in 2012, $0.4 million in 2011 and $0.7 million in 2010, respectively. Any future letters of credit will be drawn on our revolving line of credit.

Performance Guarantees

Customer contracts generally require specified levels of performance related to uninterrupted service and cooling temperatures. If these performance standards are not met, we could be obligated to issue billing credits to the customer. Management assesses the probability that a performance standard will not be achieved. As of December 31, 2012 and 2011, no amounts had been accrued for performance guarantees.

Operating Leases

We lease certain data center facilities and equipment from third parties. Operating lease expense was $5.9 million, $5.7 million and $1.5 million in 2012, 2011 and 2010, respectively. Certain of these leases provide for renewal options with fixed rent escalations beyond the initial lease term.

At December 31, 2012, future minimum lease payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows:

(dollars in millions)
2013	$3.7
2014	1.1
2015	0.9
2016	0.5
2017	—
Thereafter	1.0

Total	$7.2

Indemnifications

During the normal course of business, CyrusOne has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to customers in connection with the use, sale, and/or license of products and services, (ii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct and (iii) indemnities involving the representations and warranties in certain contracts. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that we could be obligated to make.

Purchase Commitments

CyrusOne has non-cancelable purchase commitments related to certain services. These agreements range from one to two years and provide for payments for early termination or require minimum payments for the remaining term. As of December 31, 2012, the minimum commitments for these arrangements were $50 million. We also have purchase orders and contracts related to construction of data center facilities and equipment. We generally have the right to cancel open purchase orders prior to delivery and to terminate the contracts without cause.

Contingencies

CyrusOne is involved in legal, tax and regulatory proceedings arising from the conduct of its business activities. Liabilities are established for loss contingencies when losses associated with such claims are deemed to be probable, and the loss can be reasonably estimated. Based on information currently available and consultation with legal counsel, we believe that the outcome of all claims will not, individually or in the aggregate, have a material effect on the Predecessor’s financial statements.

Contingent Compensation Plan

Some of our employees participate in a contingent long-term incentive program sponsored by CBI. Payment is contingent upon the completion of a qualifying transaction and attainment of an increase in the equity value of the data center business as defined in the plans. The maximum payout is limited to $60 million and would be funded by CBI. No compensation expense has been recognized in the accompanying combined financial statements for this plan as a qualifying transaction had not occurred through December 31, 2012.

On January 24, 2013, we completed our initial public offering, a qualifying transaction which will trigger payment under this contingent compensation plan. For the three months ending March 31, 2013, we expect to recognize compensation expense between $18 and $23 million, based on a preliminary estimate of the equity value created. This payment will be funded by CBI and we will recognize an increase in non-controlling interest as a result of this transaction.

18. Subsequent Events

On January 24, 2013, CyrusOne closed its initial public offering of 18,975,000 shares of common stock at a price of $19.00 per share, which included a 2,475,000 share over-allotment option that was exercised by the underwriters. Following the closing of the initial public offering, CBI retained a 69% economic interest in CyrusOne through its interests in the outstanding shares of CyrusOne common stock and of the units of our operating partnership, CyrusOne LP. CyrusOne LP units are exchangeable into common stock of CyrusOne on a one-to-one basis, or cash at the fair value of a share of CyrusOne common stock, at our option, commencing on January 17, 2014.

Effective January 24, 2013, CBI’s ownership in CyrusOne will be accounted for as non-controlling interest.

In March 2013, we purchased a 33 acre parcel of land in Houston West Metro area adjacent to our existing facilities for $18.2 million.

On April 30, 2013 we executed our buyout option to purchase the Springer Street (Lombard) data center facility for $5.5 million. On May 3, 2013, we purchased the Industrial Road ( Florence) data center facility for a total purchase price of $10.5 million.

19. Guarantors

CyrusOne LP and CyrusOne Finance Corp., as “LP Co-issuer” and “Finance Co-issuer,” respectively (together, the “Issuers”), had $525 million aggregate principal amount of Senior Notes outstanding at December 31, 2012. The Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior basis by CyrusOne Inc. (“Parent Guarantor”), CyrusOne GP (“General Partner”), and CyrusOne LP’s wholly owned subsidiaries, CyrusOne LLC, CyrusOne TRS Inc. and CyrusOne Foreign Holdings LLC (such subsidiaries, together the “Guarantors”). None of the subsidiaries organized outside of the United States (collectively, the “Non-Guarantors”) guarantee the Senior Notes. Subject to the provisions of the indenture governing the Senior Notes, in certain circumstances, a Guarantor may be released from its guarantee obligation, including:

•

upon the sale or other disposition ( including by way of consolidation or merger) of such Guarantor or of all of the capital stock of such Guarantor such that such Guarantor is no longer a restricted subsidiary under the indenture,

•	upon the sale or disposition of all or substantially all of the assets of the Guarantor,

•	upon the LP – Co issuer designating such Guarantor as an unrestricted subsidiary under the terms of the indenture,

•	if such Guarantor is no longer a guarantor or other obligor of any other indebtedness of the LP Co- issuer or the Parent Guarantor, and

•	upon the defeasance or discharge of the Senior Notes in accordance with the terms of the indenture.

The following provides information regarding the entity structure of each guarantor of the Senior Notes:

CyrusOne Inc. – CyrusOne Inc. was formed on July 31, 2012. As of December 31, 2012, this entity was a wholly-owned subsidiary of CBI. As of December 31, 2012, CyrusOne Inc.’s financial position reflected costs related to its initial public offering (“IPO”) and related payable balances contributed to CyrusOne Inc. by CBI, and no other assets or operations. Effective January 24, 2013, this entity completed its IPO of common stock for net proceeds of $337.1 million, and together with CyrusOne GP, a wholly-owned subsidiary of CyrusOne Inc. and the general partner of CyrusOne LP, purchased a 33.9% ownership interest in CyrusOne LP. CyrusOne Inc. also represents a guarantor or Parent Guarantor and became a separate registrant with the Security and Exchange Commission (“SEC”) upon completion of its IPO.

CyrusOne GP – CyrusOne GP was formed on July 31, 2012 and was a wholly-owned subsidiary of CyrusOne Inc. as of December 31, 2012. Effective upon completion of CyrusOne Inc.’s IPO, this entity became the general partner and 1% owner of CyrusOne LP and has no other assets or operations. Prior to the IPO, this entity did not incur any obligations or record any transactions.

Issuers – As of December 31, 2012, the Issuers, consisting of CyrusOne LP and CyrusOne Finance Corp., were wholly-owned subsidiaries of CBI. CyrusOne Finance Corp., a wholly-owned subsidiary of CyrusOne LP, was formed for the sole purpose of acting as co-issuer of the Senior Notes and has no other assets or operations. CyrusOne LP, in addition to being the co-issuer of the Senior Notes, is also the 100% owner, either directly or indirectly, of the Guarantors and Non-Guarantors.

Guarantors – The guarantors include CyrusOne LLC, CyrusOne TRS Inc., and CyrusOne Foreign Holdings LLC. CyrusOne LLC accounts for all of the domestic operations of CyrusOne LP, including the businesses that composed the Predecessor operations. CyrusOne LLC, together with CyrusOne Foreign Holdings LLC, directly or indirectly owns 100% of the Non-Guarantors. As of December 31, 2012, CyrusOne TRS Inc. had not incurred any obligations or recorded any transactions.

As of December 31, 2012, the Non-Guarantors consist of 100% owned subsidiaries which conduct operations in the United Kingdom and Singapore. As these entities were formed during 2011, there were no operations or transactions associated with these entities in 2010.

The following schedules present the financial information for the years ended December 31, 2012, 2011 and 2010, and as of December 31, 2012 and 2011, for CyrusOne Inc. (“Parent Guarantor”), General Partner, LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors. The consolidating schedules are provided in accordance with the reporting requirements for guarantor subsidiaries.

(dollars in millions)	Year Ended December 31, 2012
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	$—	$—	$—	$—	$219.4	$1.4	$—	$220.8
Costs and expenses
Property operating expenses	—	—	—	—	74.1	1.9	—	76.0
Sales and marketing	—	—	—	—	9.5	0.2	—	9.7
General and administrative	—	—	—	—	20.6	0.1	—	20.7
Depreciation and amortization	—	—	—	—	71.9	1.5	—	73.4
Transaction costs		—	5.7	—	—	—	—	5.7
Management fees charged by CBI	—	—	—	—	2.5	—	—	2.5
Loss on sale of receivables to an affiliate	—	—	—	—	3.2	—	—	3.2
Asset impairments	—	—	—	—	13.3	—	—	13.3

Total costs and expenses	—	—	5.7	—	195.1	3.7	—	204.5

Operating income (loss)	—	—	(5.7)	—	24.3	(2.3)	—	16.3
Interest expense	—	—	4.2	4.2	35.0	2.6	(4.2)	41.8

Loss before income taxes	—	—	(9.9)	(4.2)	(10.7)	(4.9)	4.2	(25.5)
Income tax benefit	—	—	—	—	(5.1)	—	—	(5.1)

Loss from continuing operations	—	—	(9.9)	(4.2)	(5.6)	(4.9)	4.2	(20.4)
Equity earnings (loss) related to investment in subsidiaries	—	—	(10.4)	—	(4.9)	—	15.3	—
Gain on sale of real estate improvements	—	—	—		0.1	—	—	0.1

Net loss	$—	$—	$(20.3)	$(4.2)	$(10.4)	$(4.9)	$19.5	$(20.3)

(dollars in millions)	Year Ended December 31, 2011
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	$—	$—	$—	$—	$181.5	$0.2	$—	$181.7
Costs and expenses
Property operating expenses	—	—	—	—	57.9	0.3	—	58.2
Sales and marketing	—	—	—	—	9.1	—	—	9.1
General and administrative	—	—	—	—	12.4	0.1	—	12.5
Depreciation and amortization	—	—	—	—	55.1	0.4	—	55.5
Transaction costs	—	—	—	—	2.6	—	—	2.6
Management fees charged by CBI	—	—	—	—	2.3	—	—	2.3
Loss on sale of receivables to an affiliate	—	—	—	—	3.5	—	—	3.5

Total costs and expenses	—	—	—	—	142.9	0.8	—	143.7

Operating income (loss)	—	—	—	—	38.6	(0.6)	—	38.0
Interest expense	—	—	—	—	32.3	0.6	—	32.9
Loss on extinguishment of debt	—	—	—	—	1.4	—	—	1.4

Income (loss) before income taxes	—	—	—	—	4.9	(1.2)	—	3.7
Income tax expense	—	—	—	—	2.2	—	—	2.2

Income (loss) from continuing operations	—	—	—	—	2.7	(1.2)	—	1.5
Equity earnings (loss) related to investment in subsidiaries	—	—	—	—	(1.2)	—	1.2	—

Net income (loss)	$—	$—	$—	$—	$1.5	$(1.2)	$(1.2)	$1.5

(dollars in millions)	Year Ended December 31, 2010
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Revenue	$—	$—	$—	$—	$127.5	$—	$—	$127.5
Costs and expenses
Property operating expenses	—	—	—	—	43.9	—	—	43.9
Sales and marketing	—	—	—	—	6.8	—	—	6.8
General and administrative	—	—	—	—	7.0	—	—	7.0
Depreciation and amortization	—	—	—	—	36.2	—	—	36.2
Transaction costs	—	—	—	—	9.0	—	—	9.0
Management fees charged by CBI	—	—	—	—	3.6	—	—	3.6
Loss on sale of receivables to an affiliate	—	—	—	—	1.8	—	—	1.8
Restructuring costs	—	—	—	—	1.4	—	—	1.4

Total costs and expenses	—	—	—	—	109.7	—	—	109.7

Operating income	—	—	—	—	17.8	—	—	17.8
Interest expense	—	—	—	—	11.5	—	—	11.5

Income before income taxes	—	—	—	—	6.3	—	—	6.3
Income tax expense	—	—	—	—	2.7	—	—	2.7

Income from continuing operations	—	—	—	—	3.6	—	—	3.6
Loss on sale of real estate improvements	—	—	—	—	(0.1)	—	—	(0.1)

Net income	$—	$—	$—	$—	$3.5	$—	$—	$3.5

(dollars in millions)	As of December 31, 2012
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Land	$—	$—	$—	$—	$44.5	$—	$—	$44.5
Buildings and improvements	—	—	—	—	695.7	26.8	—	722.5
Equipment	—	—	—	—	52.0	0.4	—	52.4
Construction in progress	—	—	—	—	51.4	12.8	—	64.2

Subtotal	—	—	—	—	843.6	40.0	—	883.6
Accumulated depreciation	—	—	—	—	(174.8)	(1.9)	—	(176.7)

Net investment in real estate	—	—	—	—	668.8	38.1	—	706.9
Cash and cash equivalents	—	—	—	—	15.6	0.9	—	16.5
Investment in subsidiary	—	—	497.2	—	0.4	—	(497.6)	—
Rent and other receivables	—	—	—	—	32.6	0.6	—	33.2
Restricted cash	—	—	—	—	6.3	—	—	6.3
Goodwill	—	—	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	—	—	102.6	—	—	102.6
Intercompany and loan receivable	—	—	508.2	508.2	—	—	(1,016.4)	—
Due from affiliates	—	—	—	—	2.2		—	2.2
Other assets	7.9	—	17.0	17.0	41.6	0.5	(17.0)	67.0

Total assets	$7.9	$—	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,210.9

Accounts payable and accrued expenses	$0.8	$—	$4.4	$4.4	$24.2	$0.1	$(4.4)	$29.5
Deferred revenue	—	—	—	—	52.3	0.5	—	52.8
Intercompany and loan payable	—	—	—	—	508.0	0.2	(508.2)	—
Due to affiliates	—	—	—	—	2.9	—	—	2.9
Capital lease obligations	—	—	—	—	23.2	9.0	—	32.2
Long-term debt	—	—	525.0	525.0	—	—	(525.0)	525.0
Other financing arrangements	—	—	—	—	31.0	29.8	—	60.8
Other liabilities	—	—	—	—	7.5	0.1	—	7.6

Total liabilities	0.8	—	529.4	529.4	649.1	39.7	(1,037.6)	710.8
Total parent’s net investment	7.1	—	493.0	(4.2)	497.2	0.4	(493.4)	500.1

Total liabilities and parent’s net investment	$7.9	$—	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,210.9

(dollars in millions)	As of December 31, 2011
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Land	$—	$—	$—	$—	$26.5	$—	$—	$26.5
Buildings and improvements	—	—	—	—	543.0	25.6	—	568.6
Equipment	—	—	—	—	16.1	—	—	16.1
Construction in progress	—	—	—	—	48.0	1.0	—	49.0

Subtotal	—	—	—	—	633.6	26.6	—	660.2
Accumulated depreciation	—	—	—	—	(130.9)	(0.3)		(131.2)

Net investment in real estate	—	—	—	—	502.7	26.3	—	529.0
Cash and cash equivalents	—	—	—	—	0.4	0.2	—	0.6
Investment in subsidiary			—	—	(0.1)	—	0.1	—
Goodwill	—	—	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	—	—	120.7	—	—	120.7
Other assets	—	—	—	—	27.9	0.3	—	28.2

Total assets	$—	$—	$—	$—	$927.8	$26.8	$0.1	$954.7

Accounts payable and accrued expenses	$—	$—	$—	$—	$21.8	$0.4	$—	$22.2
Deferred revenue	—	—	—	—	49.0	—	—	49.0
Capital lease obligations	—	—	—	—	33.8	9.1	—	42.9
Related party note payable	—	—	—	—	480.2	—	—	480.2
Other financing arrangements	—	—	—	—	30.8	17.4	—	48.2
Other liabilities	—	—	—	—	0.7	—	—	0.7

Total liabilities	—	—	—	—	616.3	26.9	—	643.2
Total divisional control	—	—	—	—	311.5	(0.1)	0.1	311.5

Total liabilities and divisional control	$—	$—	$—	$—	$927.8	$26.8	$0.1	$954.7

Condensed Consolidating Statements of Cash Flows

	Year Ended December 31, 2012
(dollars in millions)	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Net cash provided by (used in) operating activities	$(7.1)	$—	$(5.3)	$0.4	$60.7	$(3.8)	$(0.4)	$44.5

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	—	—	(25.1)	(0.3)	—	(25.4)
Capital expenditures - other	—	—	—	—	(202.9)	—	—	(202.9)
Proceeds from sale of assets	—	—	—	—	.0.2	—	—	0.2
Increase in restricted cash	—	—	—	—	(11.1)	—	—	(11.1)
Release of restricted cash	—	—	—	—	4.8	—	—	4.8
Advances to affiliates	—	—	—	—	(18.3)	—	—	(18.3)
Intercompany advances, net	—	—	(508.2)	(508.2)	508.1	0.1	508.2	—
Other, net	—	—	—	—	0.1	—	—	0.1

Net cash provided by (used in) investing activities	—	—	(508.2)	(508.2)	255.8	(0.2)	508.2	(252.6)

Cash flows from financing activities
Borrowings from affiliates, net	—	—	—	—	119.8	—	—	119.8
Repayment of related party note	—	—	—	—	(400.0)	—	—	(400.0)
Proceeds from issuance of debt	—	—	525.0	525.0	—	—	(525.0)	525.0
Payments on capital lease obligations	—	—	—	—	(8.4)	(0.6)	—	(9.0)
Debt issuance costs	—	—	(17.2)	(17.2)	—	—	17.2	(17.2)
Contributions from parent, net	7.1	—	5.7	—	(12.7)	5.3	—	5.4

Net cash provided by (used in) financing activities	7.1	—	513.5	507.8	(301.3)	4.7	(507.8)	224.0

Net increase in cash and cash equivalents	—	—	—	—	15.2	0.7	—	15.9
Cash and cash equivalents at beginning of year	—	—	—	—	0.4	0.2	—	0.6

Cash and cash equivalents at end of year	$—	$—	$—	—	$15.6	$0.9	$—	$16.5

(dollars in millions)	Year Ended December 31, 2011
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$—	$—	$66.9	$(0.9)	$—	$66.0

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	—	—	(22.4)	—	—	(22.4)
Capital expenditures - other	—	—	—	—	(95.1)	—	—	(95.1)
Advances from affiliates	—	—	—	—	11.6	—	—	11.6
Other, net	—	—	—	—	0.1	—	—	0.1

Net cash used in investing activities	—	—	—	—	(105.8)	—	—	(105.8)

Cash flows from financing activities								—
Borrowings from affiliates, net	—	—	—	—	66.6	—	—	66.6
Payments on capital lease obligations	—	—	—	—	(7.0)	—	—	(7.0)
Payments on financing obligations	—	—	—	—	(16.2)	—	—	(16.2)
Distributions to parent, net	—	—	—	—	(8.9)	1.1	—	(7.8)
Other, net	—	—	—	—	(0.1)	—	—	(0.1)

Net cash provided by financing activities	—	—	—	—	34.4	1.1	—	35.5

Net increase in cash and cash equivalents	—	—	—	—	(4.5)	0.2	—	(4.3)
Cash and cash equivalents at beginning of year	—	—	—	—	4.9	—	—	4.9

Cash and cash equivalents at end of year	$—	$—	$—	$—	$0.4	$0.2	$—	$0.6

(dollars in millions)	Year Ended December 31, 2010
	Parent Guarantor	General Partner	LP Co-issuer	Finance Co-issuer	Guarantors	Non- Guarantors	Eliminations	Total
Net cash provided by operating activities	$—	$—	$—	$—	$43.5	$—	$—	$43.5

Cash flows from investing activities
Capital expenditures - other	—	—	—	—	(29.3)	—	—	(29.3)
Advances to affiliates	—	—	—	—	(11.6)	—	—	(11.6)
Other, net	—	—	—	—	0.4	—	—	0.4

Net cash used in provided by investing activities	—	—	—	—	(40.5)	—	—	(40.5)

Cash flows from financing activities
Borrowings from affiliates, net	—	—	—	—	15.5	—	—	15.5
Payment on capital lease obligations	—	—	—	—	(10.2)	—	—	(10.2)
Distributions to parent, net	—	—	—	—	(3.7)	—	—	(3.7)
Other, net	—	—	—	—	0.3	—	—	0.3

Net cash provided by financing activities	—	—	—	—	1.9	—	—	1.9

Net increase in cash and cash equivalents	—	—	—	—	4.9	—	—	4.9
Cash and cash equivalents at beginning of year	—	—	—	—	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—	$4.9	$—	$—	$4.9

20. Quarterly Financial Information (Unaudited)

The table below reflects the unaudited selected quarterly information for the years ended December 31, 2012 and 2011:

	2012
(dollars in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$52.1	$54.0	$56.7	$58.0	$220.8
Operating income (loss)	$10.2	$(4.8)	$7.7	$3.2	$16.3
Net loss	$(0.7)	$(9.9)	$(2.8)	$(6.9)	$(20.3)

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$42.7	$44.5	$46.5	$48.0	$181.7
Operating income	$8.3	$10.6	$9.1	$10.0	$38.0
Net income (loss)	$(0.1)	$1.4	$0.5	$(0.3)	$1.5

Schedule II.

Valuation and Qualifying Accounts

(dollars in millions)	Beginning of Period	Charge (Benefit) to Expenses	To (from) Other Accounts	Deductions/ (Additions)	End of Period

Allowance for Doubtful Accounts
2012	$—	$0.1	$—	$(0.2)	$0.3
2011	$0.2	$0.2	$—	$0.4	$—
2010	$0.2	$—	$—	$—	$0.2
Deferred Tax
Valuation Allowance
2012	$0.3	$1.6	$—	$—	$1.9
2011	$0.1	$0.2	$—	$—	$0.3
2010	$0.1	$—	$—	$—	$0.1

Prior to October 1, 2012, CyrusOne sold most of its receivables to an affiliated entity at a discount of 2.5% of the face value. Proceeds from the sale of these assets were settled through CBI’s centralized cash management system. Effective October 1, 2012, we terminated its participation in this program.

CyrusOne Inc. Schedule III

	Real Estate Properties and Accumulated Depreciation
	As of December 31, 2012
(dollars in millions)	Initial Costs			Cost Capitalized Subsequent to Acquisition			Gross Carrying Amount
Description	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Accumulated Depreciation and Amortization	Acquisition
West Seventh St., Cincinnati, OH (7th Street)	$0.9	$42.2	$—	$—	$66.5	$0.8	$0.9	$108.7	$0.8	$55.9	1999
Parkway Dr., Mason, OH (Mason)	—	—	—	—	20.2	0.4	—	20.2	0.4	8.6	2004
Industrial Rd., Florence, KY (Florence)	—	7.7	—	—	39.1	0.5	—	46.8	0.5	20.1	2005
Goldcoast Dr., Cincinnati, OH (Goldcoast)	0.6	—	—	—	6.7	—	0.6	6.7	—	1.5	2007
Knightsbridge Dr., Hamilton, OH (Hamilton)	—	9.5	—	—	40.4	2.1	—	49.9	2.1	15.3	2007
E. Monroe St., South Bend, IN (Monroe St.) (a)	—	—	—	—	2.9	—	—	3.2	—	1.6	2007
Bridge St., Grand Rapids, MI (b)	—	—	—	—	—	—	—	—	—	—	2007
Springer St., Lombard, IL (Lombard) (c)	—	3.2	—	—	13.7	—	—	2.6	—	0.2	2008
Crescent Circle, South Bend, IN (Blackthorn) (d)	—	1.1	—	—	1.7	0.1	—	3.3	0.1	0.8	2008
Kingsview Dr., Lebanon, OH (Lebanon)	4.0	12.3	—	—	58.7	1.1	4.0	71.0	1.1	12.8	2008
McAuley Place, Blue Ash, OH (Blue Ash) (e)	—	2.6	—	—	0.3	—	—	0.6	—	—	2009
Westway Park Blvd., Houston, TX (Houston West)	1.4	21.4	0.1	2.0	66.4	11.9	3.3	87.8	12.0	13.7	2010
Southwest Fwy., Houston, TX (Galleria)	—	56.0	2.0	—	10.0	4.6	—	66.0	6.6	14.8	2010
E. Ben White Blvd., Austin, TX (Austin 1)	—	11.9	0.2	—	10.7	0.6	—	22.6	0.8	4.3	2010
S. State Highway 121 Business Lewisville, TX (Lewisville)	—	46.2	2.2	—	29.8	7.4	—	76.0	9.6	18.5	2010
Marsh Lane Carrollton, TX	—	—	—	—	0.1	0.2	—	0.1	0.2	0.1	2010
Midway Rd., Carrollton, TX	—	1.8	—	—	0.2	0.3	—	2.0	0.3	1.8	2010
Frankford, Carrollton, TX	16.1	—	—	—	34.6	5.0	16.1	34.6	5.0	1.1	2012
Bryan St., Dallas, TX	—	0.1	—	—	—	—	—	0.1	—	0.1	2010
North Freeway, Houston, TX (Greenspoint)	—	—	—	—	1.3	0.4	—	1.3	0.4	0.6	2010
South Ellis Street Chandler, AZ (Phoenix)	15.0	—	—	—	38.7	6.8	15.0	38.7	6.8	0.3	2011
Westover Hills Blvd, San Antonio, TX (San Antonio)	4.6	3.0	—	—	27.8	4.7	4.6	30.8	4.7	1.0	2011
Metropolis Dr., Austin, TX (Austin 2)	—	—	—	—	22.7	0.6	—	22.7	0.6	1.8	2011
Kestral Way (London)	—	16.5	—	—	0.6	0.3	—	17.1	0.3	0.6	2011
Jurong East (Singapore)	—	9.0	—	—	0.7	0.1	—	9.7	0.1	1.2	2011

	$42.6	$244.5	$4.5	$2.0	$493.8	$47.9	$44.5	$722.5	$52.4	$176.7

(a)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $0.7 million recorded in 2012.
(b)	This lease expired in January 2012.
(c)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $13.3 million recorded in 2012.
(d)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $0.7 million recorded in 2012.
(e)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $2.4 million recorded in 2012.

The aggregate cost of the total properties for federal income tax purposes was $1,147.8 million at December 31, 2012.

Historical Cost and Accumulated Depreciation and Amortization

The following table reconciles the historical cost and accumulated depreciation for the years ended December 31, 2012, 2011 and 2010.

	Years Ended December 31,
(dollars in millions)	2012	2011	2010
Property
Balance—beginning of period	$660.2	$498.4	$317.6
Disposals	(1.2)	(1.2)	(0.5)
Impairments	(17.1)	—	—
Additions (acquisitions and improvements)	241.7	163.0	181.3

Balance, end of period	$883.6	$660.2	$498.4

Accumulated Depreciation
Balance—beginning of period	$131.2	$94.7	$69.0
Disposals	(1.2)	(1.2)	(0.1)
Impairments	(5.3)	—	—
Additions (depreciation and amortization expense)	52.0	37.7	25.8

Balance, end of period	$176.7	$131.2	$94.7

CYRUSONE LP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

March 31, 2013 (January 24, 2013 to March 31, 2013),

January 23, 2013 (January 1, 2013 to January 23, 2013) and March 31, 2012

CyrusOne LP

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited and in millions)

	Successor	Predecessor
	As of March 31, 2013	As of December 31, 2012
Assets
Investment in real estate:
Land	$44.4	$44.5
Buildings and improvements	740.7	722.5
Equipment	68.7	52.4
Construction in progress	92.6	64.2

Subtotal	946.4	883.6
Accumulated depreciation	(192.1)	(176.7)

Net investment in real estate	754.3	706.9
Cash and cash equivalents	328.6	16.5
Rent and other receivables, net of allowance for doubtful accounts of $0.3 as of March 31, 2013 and December 31, 2012	30.0	33.2
Restricted cash	2.6	6.3
Goodwill	276.2	276.2
Intangible assets, net of accumulated amortization of $42.5 and $38.2 as of March 31, 2013 and December 31, 2012	98.4	102.6
Due from affiliates	23.2	2.2
Other assets	60.7	59.1

Total Assets	$1,574.0	$1,203.0

Liabilities and Partnership Capital
Accounts payable and accrued expenses	$60.3	$28.7
Deferred revenue	51.7	52.8
Due to affiliates	8.2	2.9
Capital lease obligations	31.0	32.2
Long-term debt	525.0	525.0
Other financing arrangements	62.9	60.8
Other liabilities	18.4	7.6

Total Liabilities	757.5	710.0

Commitments and contingencies

Partnership capital	816.5	493.0

Total Liabilities and Partnership’s capital	$1,574.0	$1,203.0

The accompanying notes are an integral part of the condensed consolidated financial statements.

CyrusOne LP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited and in millions)

	Successor	Predecessor	Predecessor
	January 24, 2013 to March 31, 2013	January 1, 2013 to January 23, 2013	Three Months Ended, March 31, 2012
Revenue	$45.0	$15.1	$ 52.1
Costs and expenses:
Property operating expenses	15.3	4.8	17.3
Sales and marketing	2.1	0.7	1.8
General and administrative	5.4	1.5	4.5
Transaction-related compensation	—	20.0	—
Depreciation and amortization	16.4	5.3	16.4
Transaction costs	—	0.1	—
Management fees charged by CBI	—	—	0.7
Loss on sale of receivables to an affiliate	—	—	1.2

Total costs and expenses	39.2	32.4	41.9

Operating income (loss)	5.8	(17.3)	10.2
Interest expense	8.4	2.5	10.3

Loss before income taxes	(2.6)	(19.8)	(0.1)
Income tax expense	0.2	0.4	0.6

Net loss	$(2.8)	$(20.2)	$(0.7)

The accompanying notes are an integral part of the condensed consolidated financial statements.

CyrusOne LP

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(unaudited and in millions)

		Partnership capital
	Partnership units

Balance December 31, 2012	123.6	$493.0
Net loss—January 1, 2013 to January 23, 2013	—	(20.2)
Other Contributions from Parent	—	1.3
Contributions from Parent—Transaction compensation expense reimbursement	—	19.6
Partnership Reverse Unit Split 2.8 to 1	(79.5)	—
Partnership units exchanged by CBI for common stock in CyrusOne Inc.	(1.5)	—
Partnership units issued to CyrusOne Inc.	21.9	337.1
Compensation expense of CyrusOne Inc. allocated to Partnership	—	(1.2)
Net Loss—January 24, 2013 to March 31, 2013	—	(2.8)
Partnership distributions	—	(10.3)

Balance at March 31, 2013	64.5	$816.5

The accompanying notes are an integral part of the condensed consolidated financial statements

CyrusOne LP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited and in millions)

	Successor	Predecessor	Predecessor
	January 24, 2013 to March 31, 2013	January 1, 2013 to January 23, 2013	Three Months Ended, March 31, 2012
Net cash provided by operating activities	$22.9	$2.0	$ 12.5

Cash flows from investing activities:
Capital expenditures—acquisitions of real estate	(18.2)	—	(23.4)
Capital expenditures—other development	(26.7)	(7.7)	(29.4)
Release of restricted cash	1.8	1.9	—

Net cash used in investing activities	(43.1)	(5.8)	(52.8)

Cash flows from financing activities:
Issuance of common stock	337.1	—	—
Borrowings from affiliates, net	—	—	44.0
Payments on capital lease obligations	(0.6)	(0.6)	(1.6)
Contributions (distributions) from (to) parent, net	—	0.2	(0.4)
Other, net	—	—	(0.4)

Net cash provided by financing activities	336.5	(0.4)	41.6

Net increase (decrease) in cash and cash equivalents	316.3	(4.2)	1.3
Cash and cash equivalents at beginning of period	12.3	16.5	0.6

Cash and cash equivalents at end of period	$328.6	$12.3	$1.9

Supplemental disclosures
Cash paid for interest	$1.8	$0.3	$10.4
Acquisition of property on account	18.9	15.7	0.3
Contribution receivable from Parent related to transaction-related compensation	—	19.6	—
Distributions payable	10.3	—	—
Deferred IPO costs	—	1.7	—
Deferred IPO costs reclassified to additional paid in capital	9.5	—	—

The accompanying notes are an integral part of the condensed consolidated financial statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

CyrusOne Inc., together with CyrusOne GP, wholly-owned by CyrusOne Inc., holds a controlling interest in CyrusOne LP (the “Operating Partnership”) and the subsidiaries of the Operating Partnership (collectively, “CyrusOne”, “we”, “us”, “our”, and the “Company”) and is an owner, operator and developer of enterprise-class, carrier neutral data centers. Our customers operate in a number of industries, including energy, oil and gas, mining, medical, technology, finance and consumer goods and services. We currently operate 24 data centers located in the United States, United Kingdom and Singapore.

CyrusOne’s operations are primarily conducted through the Operating Partnership.

2. Formation

Prior to November 20, 2012, the Company was a wholly-owned subsidiary of Cincinnati Bell Inc. (“CBI”). In anticipation of the initial public offering of CyrusOne Inc., CBI created CyrusOne Inc., CyrusOne GP and the Operating Partnership as legal entities and wholly-owned subsidiaries of CBI.

On November 20, 2012, the Operating Partnership received a contribution of interests in real estate properties and the assumption of debt and other specified liabilities from CBI in exchange for the issuance of 123,688,687 operating partnership units to CBI.

On January 24, 2013, CyrusOne Inc. completed its initial public offering (“IPO”) of common stock, issuing approximately 19.0 million shares for $337.1 million, net of underwriter’s discount. At which time the Operating Partnership executed a 2.8 to 1.0 reverse unit split, resulting in CBI owning 44.1 million Operating Partnership units. In addition, CBI exchanged approximately 1.5 million of its Operating Partnership’s units for 1.5 million shares of CyrusOne Inc. common stock. In addition, CyrusOne LP issued operating partnership units of 21.9 million to CyrusOne Inc. in exchange for $337.1 million. As of January 24, 2013 the total number of outstanding partnership units was 64.5 million.

On January 24, 2013, CyrusOne Inc., together with CyrusOne GP, purchased approximately 21.9 million or 33.9% of the Operating Partnership’s units for $337.1 million and through CyrusOne GP assumed the controlling interest in the Operating Partnership. CBI retained a non-controlling interest in the Operating Partnership of 66.1%.

3. Basis of Presentation

The accompanying condensed consolidated financial statements as of December 31, 2012 and for the periods ended January 23, 2013 and March 31, 2012, were prepared using CBI’s historical basis in the assets and liabilities of its data center business. The condensed consolidated financial statements include all revenues, costs, assets and liabilities directly attributable to the data center business. In addition, certain expenses reflected in the consolidated financial statements include allocations of corporate expenses from CBI, which in the opinion of management are reasonable (see further discussion at Note 12). Such condensed consolidated financial statements do not fully reflect what CyrusOne’s financial position, results of operations and cash flows would have been had CyrusOne been a stand-alone company during these respective periods. As a result, historical financial information is not necessarily indicative of CyrusOne’s future results of operations, financial position and cash flows. The financial statements for the period prior to the effective date of the IPO, January 24, 2013, are deemed to be the financial statements of the “Predecessor” company and the periods subsequent to January 24, 2013 are deemed to be the financial statements of the “Successor” company. The financial statements for the Predecessor periods are considered combined and the financial statements for the Successor periods are considered consolidated.

In addition, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission (“SEC”) on March 29, 2012. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted from this report on Form 10-Q pursuant to the rules and regulations of the SEC.

It should also be noted that the results for the interim periods shown in this report are not necessarily indicative of future financial results. The accompanying condensed consolidated financial statements have not been audited by our independent registered public accounting firm. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments necessary to present fairly our financial position as of March 31, 2013 and December 31, 2012 and our results of operations and our cash flows for the periods ended March 31, 2013 (January 24, 2013 to March 31, 2013), January 23, 2013 (January 1, 2013 to January 23, 2013) and March 31, 2012. These adjustments are of a normal recurring nature.

4. Significant Accounting Policies

Use of Estimates—Preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. These estimates and assumptions are based on management’s knowledge of current events and actions that we may undertake in the future. Estimates are used in determining the fair value of leased real estate, the useful lives of real estate and other long-lived assets, future cash flows associated with goodwill and other long-lived asset impairment testing, deferred tax assets and liabilities and loss contingencies. Estimates were also utilized in the determination of historical allocations of shared employees’ payroll, benefits and incentives and management fees. Actual results may differ from these estimates and assumptions.

Investments in Real Estate—Investments in real estate consist of land, buildings, improvements and integral equipment utilized in our data center operations. Real estate acquired from third parties has been recorded at its acquisition cost. Real estate acquired from CBI and its affiliates has been recorded at its historical cost basis. Additions and improvements which extend an asset’s useful life or increase its functionality are capitalized and depreciated over the asset’s remaining life. Maintenance and repairs are expensed as incurred.

When we are involved in the construction of structural improvements to leased property, we are deemed the accounting owner of the leased real estate. In these instances, we bear substantially all the construction period risk, including managing or funding construction. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations. At inception, the fair value of the real estate, which generally consists of a building shell, and our associated obligation is recorded as construction in progress. As construction progresses, the value of the asset and obligation increases by the fair value of the structural improvements. When construction is complete, the asset is placed in service and depreciation commences. Leased real estate is depreciated to the lesser of (i) its estimated fair value at the end of the term or (ii) the expected amount of the unamortized obligation at the end of the term. The associated obligation is presented as other financing arrangements in the accompanying condensed consolidated balance sheets.

When we are not deemed the accounting owner, we further evaluate leased real estate to determine whether the lease should be classified as a capital or operating lease. One of the following four characteristics must be present to classify a lease as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is equal to 75% or more of the estimated economic life of the leased property or (iv) the net present value of the lease payments are at least 90% of the fair value of the leased property.

Construction in progress includes direct and indirect expenditures for the construction and expansion of our data centers and is stated at its acquisition cost. Independent contractors perform substantially all of the construction and expansion efforts of our data centers. Construction in progress includes costs incurred under construction contracts including project management services, engineering and schematic design services, design development, construction services and other construction-related fees and services. Interest, property taxes and certain labor costs are also capitalized during the construction of an asset.

Cash and Cash Equivalents—Cash and cash equivalents include all non-restricted cash held in financial institutions and other non-restricted highly liquid short-term investments with original maturities at acquisition of three months or less.

Restricted Cash—Restricted cash consists of funds held in escrow to fund construction.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with business acquisitions. We perform impairment testing of goodwill, at the reporting unit level, on an annual basis or more frequently if indicators of potential impairment exist. The fair value of our reporting unit was determined using a combination of market-based valuation multiples for comparable businesses and discounted cash flow analysis based on internal financial forecasts incorporating market participant assumptions. There were no impairments recognized for any of the periods presented.

Long-Lived and Intangible Assets—Intangible assets represent purchased assets that lack physical substance, but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged, either on its own or in combinations with a related contract, asset, or liability. Intangible assets with finite lives consist of trademarks, customer relationships, and a favorable leasehold interest.

Management reviews the carrying value of long-lived assets, including intangible assets with definite lives, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Examples of such indicators may include a significant adverse change in the extent to which or manner in which the property is being used, an accumulation of costs significantly in excess of the amount originally expected for acquisition or development, or a history of operating or cash flow losses. When such indicators exist, we review an estimate of the undiscounted future cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition and compare such amount to its carrying amount. We consider factors such as future operating income, leasing demand, competition and other factors. If our undiscounted net cash flows indicate that we are unable to recover the carrying value of the asset, an impairment loss is recognized. An impairment loss is measured as the amount by which the asset’s carrying value exceeds its estimated fair value. There were no impairments recognized for any of the periods presented.

Deferred Costs—Deferred costs include both deferred leasing costs and deferred financing costs. Sales commissions incurred at the commencement of a new lease are capitalized and amortized over the term of the customer lease. Amortization of deferred leasing costs is presented with depreciation and amortization in the accompanying condensed consolidated statements of operations. If a lease terminates prior to the expected life of the customer relationship, the remaining unamortized cost is written off to amortization expense.

Deferred financing costs include costs incurred in connection with issuance of debt and the revolving credit facility. These financing costs are capitalized and amortized over the term of the debt or revolving credit facility and are included as a component of interest expense.

Other Financing Arrangements—Other financing arrangements represent leases of real estate where we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our condensed consolidated balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

Revenue Recognition—Colocation rentals are generally billed monthly in advance, and some contracts have escalating payments over the term of the contract. If rents escalate without the lessee gaining access to or control over additional leased space or power, and the lessee takes possession of, or controls the physical use of the property (including all contractually committed power) at the beginning of the lease term, the rental payments by the lessee are recognized as revenue on a straight-line basis over the term of the lease. If rents escalate because the lessee gains access to and control over additional leased space or power, revenue is recognized in proportion to the additional space or power in the years that the lessee has control over the use of the additional space or power. The excess of revenue recognized over amounts contractually due is recognized in other assets in the accompanying condensed consolidated balance sheets.

Some of our leases are structured on a full-service gross basis in which the customer pays a fixed amount for both colocation rental and power. Other leases provide that the customer will be billed for power based upon actual usage which is separately metered. In both cases, this revenue is presented on a gross basis in the accompanying condensed consolidated statements of operations. Power is generally billed one month in arrears, and an estimate of this revenue is accrued in the month that the associated costs are incurred. We generally are not entitled to reimbursements for real estate taxes, insurance or other operating expenses.

Revenue is recognized for services or products that are deemed separate units of accounting. When a customer makes an advance payment which is not deemed a separate unit of accounting, deferred revenue is recorded. This revenue is recognized ratably over the expected term of the customer relationship, unless the pattern of service suggests otherwise.

Certain customer contracts require specified levels of service or performance. If we fail to meet these service levels, our customers may be eligible to receive credits on their contractual billings. These credits are recognized against revenue when an event occurs that gives rise to such credits.

Property Operating Expenses—Property operating expenses generally consist of electricity, salaries and benefits of data center operations personnel, real estate taxes, security, rent, insurance and other site operating and maintenance costs.

Sales and Marketing Expense—Sales and marketing expense is comprised of compensation and benefits associated with sales and marketing personnel as well as advertising and marketing costs.

General and Administrative Expense—General and administrative expense is comprised of salaries and benefits of senior employees and support functions, such as legal and consulting.

Depreciation and Amortization Expense—Depreciation expense is recognized over the estimated useful lives of real estate applying the straight-line method. The useful life of leased real estate and leasehold improvements is the lesser of the economic useful life of the asset or the term of the lease, including optional renewal periods if renewal of the lease is reasonably assured. The residual value of leased real estate is estimated as the lesser of (i) the expected fair value of the asset at the end of the lease term or (ii) the expected amount of the unamortized liability at the end of the lease term. Estimated useful lives are periodically reviewed.

Amortization expense is recognized over the estimated useful lives of finite-lived intangibles. An accelerated method of amortization is utilized to amortize our customer relationship intangible, consistent with the benefit expected to be derived from this asset. We amortize trademarks, favorable leasehold interests, deferred leasing costs and deferred sales commissions, over their estimated useful lives. The estimated useful life of trademarks and customer relationships is eight to 15 years. In addition, we have a favorable leasehold interest related to a land lease that is being amortized over the remaining lease term of 56 years.

Transaction-related compensation—During the period ended January 23, 2013, the Company received an allocated compensation charge from CBI of $20.0 million for the settlement of its long-term incentive plan associated with the completion of the IPO. The amount was determined by CBI and allocated to CyrusOne Inc. on January 23, 2013 and reflected as expense and contributed capital in the respective period.

Transaction Costs—Transaction costs represent legal, accounting and professional fees incurred in connection with the formation transactions, our qualification as a REIT and completed and potential business combinations. Transaction costs are expensed as incurred.

Income Taxes—The Company was included in CBI’s consolidated tax returns in various jurisdictions for all Predecessor periods. In the accompanying financial statements, the Predecessor periods reflect income taxes as if the Company was a separate stand-alone company. The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods.

Deferred income taxes are recognized in certain entities. Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. The ultimate realization of the deferred income tax assets depends upon on our ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards.

We have no liabilities for uncertain tax positions as of March 31, 2013. The earliest tax year for which we are subject to examination is 2010.

Foreign Currency Translation and Transactions—The financial position of foreign subsidiaries is translated at the exchange rates in effect at the end of the period, while revenues and expenses are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as components of accumulated other comprehensive income (loss). Gains and losses from translation and foreign currency transactions were immaterial for all periods presented.

Comprehensive Income (Loss)—Comprehensive income (loss) represents the change in net assets of a company from transactions and other events from non-owner sources. Comprehensive income (loss) equaled our net income (loss) for all periods presented.

Stock-Based Compensation—For all the Predecessor periods presented, some of our employees participated in CBI’s stock-based compensation plans. CBI values all share-based payments to employees at fair value on the date of grant and expenses this amount over the applicable vesting period. The fair value of stock options and stock appreciation rights was determined using the Black-Scholes option-pricing model using assumptions such as volatility, risk-free interest rate, holding period and expected dividends. The fair value of stock awards was based upon the closing market price of CBI’s common stock on the date of grant. For all share-based awards, a forfeiture rate is estimated based upon historical forfeiture patterns. The forfeiture rate reduces the total fair value of the awards that was recognized as compensation expense. For graded vesting awards, CBI’s policy is to recognize compensation expense on a straight-line basis over the vesting period. Certain employees have been granted awards, which are indexed to the change in CBI’s common stock price, which were cash settled. The accompanying condensed consolidated financial statements include an allocation of stock-based compensation costs for awards granted to our employees. Upon completion of our IPO and as follows, all benefits were either accelerated vested or terminated and settled by CBI with each respective employee.

In conjunction with the IPO, our Board of Directors adopted the 2012 Long-Term Incentive Plan (“LTIP Plan”). See further discussion in Note 10.

Fair Value Measurements—Fair value measurements are utilized in accounting for business combinations and testing of goodwill and other long-lived assets for impairment. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for asset and liabilities, is as follows:

Level 1—Observable inputs for identical instruments such as quoted market prices;

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—Unobservable inputs that reflect our determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.

Business Segments—Business segments are components of an enterprise for which separate financial information is available and regularly viewed by the chief operating decision maker to assess performance and allocate resources. Our chief operating decision maker reviews our financial information on an aggregate basis. Furthermore, our data centers have similar economic characteristics and customers across all geographic locations, our service offerings have similar production processes, deliver services in a similar manner and use the same types of facilities and similar technologies. As a result, we have concluded that we have one reportable business segment.

5. Investment in Real Estate

A schedule of our gross investment in real estate follows:

	Successor			Predecessor
	March 31, 2013			December 31, 2012
	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment
West Seventh St., Cincinnati, OH (7th Street)	0.9	108.7	0.8	0.9	108.7	0.8
Parkway Dr., Mason, OH (Mason)	—	20.2	0.5	—	20.2	0.4
Industrial Rd., Florence, KY (Florence)	—	47.2	1.4	—	46.8	0.5
Goldcoast Dr., Cincinnati, OH (Goldcoast)	0.6	6.7	—	0.6	6.7	—
Knightsbridge Dr., Hamilton, OH (Hamilton)	—	49.2	3.8	—	49.9	2.1
E. Monroe St., South Bend, IN (Monroe St.)	—	2.5	—	—	3.2	—
Springer St., Lombard, IL (Lombard)	—	2.6	—	—	2.6	—
Crescent Circle, South Bend, IN (Blackthorn)	—	3.3	0.1	—	3.3	0.1
Kingsview Dr., Lebanon, OH (Lebanon)	4.0	71.0	1.2	4.0	71.0	1.1
McAuley Place, Blue Ash, OH (Blue Ash)	—	0.6	—	—	0.6	—
Westway Park Blvd., Houston, TX (Houston West)	1.4	88.3	13.3	3.3	87.8	12.0
Westway Park Blvd., Houston, TX (Houston West 2)	2.0	—	—	—	—	—
Southwest Fwy., Houston, TX (Galleria)	—	66.4	6.7	—	66.0	6.6
E. Ben White Blvd., Austin, TX (Austin 1)	—	22.5	0.8	—	22.6	0.8
S. State Highway 121 Business Lewisville, TX (Lewisville)	—	75.9	17.8	—	76.0	9.6
Marsh Lane Carrollton, TX	—	0.1	0.2	—	0.1	0.2
Midway Rd., Carrollton, TX	—	2.0	0.3	—	2.0	0.3
Frankford Carrollton, TX	16.1	37.2	7.8	16.1	34.6	5.0
Bryan St., Dallas, TX	—	0.1	0.1	—	0.1	—
North Freeway, Houston, TX (Greenspoint)	—	1.3	0.4	—	1.3	0.4
South Ellis Street Chandler, AZ (Phoenix)	14.8	39.5	7.0	15.0	38.7	6.8
Westover Hills Blvd, San Antonio, TX (San Antonio)	4.6	31.0	5.2	4.6	30.8	4.7
Metropolis Dr., Austin, TX (Austin 2)	—	22.7	0.8	—	22.7	0.6
Kestral Way (London)	—	32.1	0.4	—	17.1	0.3
Jurong East (Singapore)	—	9.6	0.1	—	9.7	0.1

Total	$44.4	$740.7	$68.7	$44.5	$722.5	$52.4

Construction in progress was $92.6 million and $64.2 million as of March 31, 2013 and December 31, 2012, respectively. We continue to have higher amounts of construction in progress as we continue to build data center facilities.

In March 2013, we purchased a 33 acre parcel of land in the Houston West metro area adjacent to our existing Houston facilities for $18.2 million. The purchase price of $18.2 million was included in construction in progress. We plan to develop this land in the future into data center space.

6. Debt and Other Financing Arrangements

The Company’s debt consists of the following:

	Successor	Predecessor
(dollars in millions)	March 31, 2013	December 31, 2012
Revolving credit agreement	$—	$—
Capital lease obligations	31.0	32.2
6 3/8% Senior Notes due 2022	525.0	525.0
Other financing arrangements	62.9	60.8

Total	$618.9	$618.0

Revolving credit agreement—As of March 31, 2013 and December 31, 2012, we had no outstanding borrowings on our revolving credit agreement, leaving $225 million available for borrowings with a sublimit of $50 million for letters of credit and a $30 million sublimit for swing line loans. The revolving credit agreement has a maturity date of November 20, 2017.

Borrowings under the revolving credit agreement will be used for working capital, capital expenditures and other general corporate purposes of CyrusOne LLC, the operating subsidiary of CyrusOne LP, the borrower and the other subsidiaries of CyrusOne, including for acquisitions, dividends and other distributions permitted thereunder. Letters of credit will be used for general corporate purposes.

All obligations under the revolving credit agreement are unconditionally guaranteed by CyrusOne Inc., CyrusOne GP and each the CyrusOne LP’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. All obligations under the revolving credit agreement, and the guarantees of those obligations, are secured by substantially all of our assets, subject to certain exceptions.

The revolving credit agreement bears interest, at our option, at a rate equal to an applicable margin over either a base rate or a LIBOR rate. The applicable margin is 2.5% for base rate loans and 3.5% for LIBOR loans. Interest with respect to base rate loans are payable quarterly in arrears on the last business day of each calendar quarter.

The revolving credit agreement, subject to certain exceptions contains customary affirmative and negative covenants, including, but not limited to, restrictions on the ability to incur additional indebtedness, create liens, make certain investments, make certain dividends and related distributions, prepay certain debt, engage in affiliate transactions, enter into, or undertake, certain liquidations, mergers, consolidations or acquisitions, amend the organizational documents and dispose of assets or subsidiaries. In addition, the revolving credit agreement requires us to maintain a certain secured net leverage ratio, ratio of earnings before interest taxes depreciation and amortization (“EBITDA”) to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding the limitations set forth above, we will be permitted, subject to the terms and conditions of the revolving credit agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our adjusted funds from operations (“AFFO”) for any period.

The revolving credit agreement contains customary events of default (which are in some cases subject to certain exceptions, thresholds, notice requirements and grace periods), including, but not limited to, nonpayment of principal or interest, failure to perform or observe covenants, breaches of representations and warranties, cross-defaults with certain other indebtedness, certain bankruptcy-related events or proceedings, final monetary judgments or orders, ERISA defaults, certain change of control events and loss of REIT status following a REIT election by us.

We pay commitment fees for the unused amount of borrowings on the revolving credit agreement and letter of credit fees on any outstanding letters of credit. The commitment fees are equal to 0.50% of the actual daily amount by which the aggregate revolving commitments exceed the sum of outstanding revolving loans and letter of credit obligations. Commitment fees related to the revolving credit agreement were immaterial for all periods presented.

Capital lease obligations—We use leasing as a source of financing for certain of our data center facilities and related equipment. We currently operate six data center facilities recognized as capital leases. We have options to extend the initial lease term on all these leases and options to purchase the facility for one of these leases. Interest expense on capital lease obligations was $1.5 million, $0.3 million, and $1.8 million for the periods ended March 31, 2013, January 23, 2013, and March 31, 2012, respectively.

6 3/8% Senior Notes due 2022—On November 20, 2012, CyrusOne LP and CyrusOne Finance Corp. (the “Issuers”) issued $525 million of 6 3/8% Senior Notes due 2022 (“Senior Notes”). The Senior Notes are senior unsecured obligations of the Issuers, which rank equally in right of payment with all existing and future unsecured senior debt of the Issuers. The Senior Notes are effectively subordinated to all existing and future secured indebtedness of the Issuers to the extent of the value of the assets securing such indebtedness. The Senior Notes are guaranteed on a joint and several basis by CyrusOne Inc., CyrusOne GP, and each of CyrusOne LP’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. Each such guarantee is a senior unsecured obligation of the applicable guarantor, ranking equally with all existing and future unsecured senior debt of such guarantor and effectively subordinated to all existing and future secured indebtedness of such guarantor to the extent of the value of the assets securing that indebtedness. The Senior Notes are structurally subordinated to all liabilities (including trade payables) of each subsidiary of the Issuers that does not guarantee the Senior Notes. The Senior Notes bear interest at a rate of 6 3/8% per annum, payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013, to persons who are registered holders of the Senior Notes on the immediately preceding May 1 and November 1, respectively. Interest expense on the Senior Notes was $6.3 million and $2.1 million for the periods ended March 31, 2013, and January 23, 2013. There was no such expense for the period ended March 31, 2012.

The indenture governing the Senior Notes limits the ability of CyrusOne LP and its restricted subsidiaries to incur indebtedness, encumber their assets, enter into sale and leaseback transactions, make restricted payments, enter into mergers, create dividend restrictions and other payment restrictions that affect CyrusOne LP’s restricted subsidiaries, permit restricted subsidiaries to guarantee certain indebtedness, enter into transactions with affiliates, sell assets and engage in certain business activities, in each case subject to certain qualifications set forth in the indenture.

The Senior Notes will mature on November 15, 2022. However, prior to November 15, 2017, the Issuers may, at their option, redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, plus a “make-whole” premium. On or after November 15, 2017, the Issuers may, at their option, redeem some or all of the 6 3/8% Senior Notes at any time at declining redemption prices equal to (i) 103.188% beginning on November 15, 2017, (ii) 102.125% beginning on November 15, 2018, (iii) 101.063% beginning on November 15, 2019 and (iv) 100.000% beginning on November 15, 2020 and thereafter, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. In addition, before November 15, 2015, and subject to certain conditions, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of certain equity offerings at 106.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that (i) at least 65% of the aggregate principal amount of the Senior Notes remains outstanding and (ii) the redemption occurs within 90 days of the closing of any such equity offering.

Other financing arrangements—Other financing arrangements represents leases of real estate in which we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

Deferred financing costs—Deferred financing costs are costs incurred in connection with obtaining long-term financing. We incurred deferred financing costs in connection with the issuance of the Senior Notes. Total deferred financing costs as of March 31, 2013 were $16.5 million. Deferred financing costs are amortized over the term of the related indebtedness. Amortization of deferred financing costs, included in interest expense in the statements of operations, totaled $0.5 million and $0.1 million for the periods ended March 31, 2013 and January 23, 2013, respectively, with no such costs incurred during the period ended March 31, 2012.

Debt covenants

The indenture governing the Senior Notes contains affirmative and negative covenants customarily found in indebtedness of this type, including a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to: incur secured or unsecured indebtedness; pay dividends or distributions on its equity interests, or redeem or repurchase equity interests of the Company; make certain investments or other restricted payments; enter into transactions with affiliates; enter into agreements limiting the ability of the operating partnership’s subsidiaries to pay dividends or make certain transfers and other payments to the operating partnership or to other subsidiaries; sell assets; and merge, consolidate or transfer all or substantially all of the operating partnership’s assets. Notwithstanding the foregoing, the covenants contained in the indenture do not restrict the Company’s ability to pay dividends or distributions to stockholders to the extent (i) no default or event of default exists or is continuing under the indenture and (ii) the Company believes in good faith that we qualify as a REIT under the Internal Revenue Code and the payment of such dividend or distribution is necessary either to maintain its status as a REIT or to enable it to avoid payment of any tax that could be avoided by reason of such dividend or distribution. The Company and its subsidiaries are also required to maintain total unencumbered assets of at least 150% of their unsecured debt on a consolidated basis, provided that for the purposes of such calculation their revolving credit facility shall be treated as unsecured indebtedness.

The revolving credit agreement requires us to maintain a certain secured net leverage ratio, ratio of EBITDA to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding these limitations, we will be permitted, subject to the terms and conditions of the revolving credit agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our AFFO for any period. Similarly, our indenture permits dividends and distributions necessary for us to maintain our status as a real estate investment trust.

The Company’s most restrictive covenants are generally included in its revolving credit agreement. In order to continue to have access to the amounts available to it under the revolving credit agreement, the Company must remain in compliance with all covenants.

As of March 31, 2013, the Company was in compliance with all covenants.

7. Fair Value of Financial Instruments

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their carrying value because of the short-term nature of these instruments. The carrying value and fair value of other financial instruments are as follows:

	Successor		Predecessor
	March 31, 2013		December 31, 2012
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
6 3/8% Senior Notes due 2022	$525.0	$549.9	$525.0	$547.3
Other financing arrangements	62.9	68.5	60.8	69.5

The fair value of our Senior Notes was estimated based on the estimated fair value of these notes at March 31, 2013 and December 31, 2012 which is considered level two of the fair value hierarchy. The estimated fair value of our Senior Notes is based on our external debt rating and estimated interest rate for similar instruments. The fair value of other financing arrangements at March 31, 2013 and December 31, 2012 was calculated using a discounted cash flow model that incorporates current borrowing rates for obligations of similar duration. These fair value measurements are considered Level 3 of the fair value hierarchy.

8. Partnership Capital

On March 20, 2013, we declared a partnership dividend for the quarter ended March 31, 2013, of $10.3 million, or $0.16 per Operating Partnership Unit. The distribution was paid on April 15, 2013.

9. Equity Incentive Plan

In conjunction with the IPO of CyrusOne Inc., our Board of Directors adopted the 2012 LTIP Plan. The LTIP Plan is administered by the Board of Directors, or the plan administrator. Awards issuable under the LTIP Plan include common stock, restricted stock, stock options and other incentive awards. We have reserved a total of 4 million shares of our common stock for issuance pursuant to the LTIP Plan, which may be adjusted for changes in our capitalization and certain corporate transactions. To the extent that an award expires, terminates or lapses, or an award is settled in cash without the delivery of shares of common stock to the participant, then any unexercised shares subject to the award will be available for future grant or sale under the LTIP Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the LTIP Plan may again be optioned, granted or awarded under the LTIP Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the LTIP Plan.

Restricted Shares

CyrusOne Inc. issued approximately 1 million restricted shares to its employees, officers and board of director members in conjunction with the IPO. These restricted shares will generally vest over three years with a per share price of $19 and have been issued in the form of common stock. These restricted shares also earn non-forfeitable dividends throughout the vesting period.

The related compensation expense of $1.2 million has been allocated to us from CyrusOne Inc. for the period ended March 31, 2013 related to this LTIP Plan.

10. Related Party Transactions

Prior to November 20, 2012, CyrusOne Inc., CyrusOne GP, CyrusOne LP and its subsidiaries were not separate legal entities and were operated by CBI during the periods presented. As discussed in Note 1, the condensed consolidated financial statements have been prepared from the records maintained by CBI and may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred if the business had been operated as an unaffiliated company. The condensed consolidated financial statements reflect the following transactions with CBI and its affiliated entities, including Cincinnati Bell Telephone (“CBT”) and Cincinnati Bell Technology Solutions (“CBTS”).

Revenues—In November 2012, we entered into separate data center colocation agreements with CBT and CBTS whereby we will continue to lease colocation space to each of them at certain of our data centers. The data center colocation agreement with CBT provides for CBT’s lease of data center space, power and cooling in certain of our data centers for a period of five years at an aggregate rate of $3.8 million per year. CyrusOne leases space in its data centers to CBT and CBTS. Revenue recognized from these arrangements was $1.0 million for the period ended March 31, 2013, $0.3 million for the period ended January 23, 2013, and $0.5 million for the three months ended March 31, 2012. Our data center colocation agreement with CBTS provides for CBTS’s lease of data center space, power and cooling at certain data center facilities for a period of five years at an aggregate rate of $1.6 million per year. Both agreements are renewable for an additional five-year term at market rates.

CBT occupies space in our 229 West Seventh Street facility that is utilized in its network operations. In November 2012, in connection with our purchase of this property, we entered into an agreement to lease this space to CBT for a period of five years, with three renewal options of five years each, at an initial annual base rent of approximately $0.1 million, plus a proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Revenue earned from this lease was less than $0.1 million for all periods presented.

In November 2012, we entered into agreements to lease office space to CBT at our Goldcoast Drive (Goldcoast) data center facility and to CBTS at our Parkway (Mason) data center facility. The aggregate annual base rent for these spaces will be approximately $0.3 million per year. The terms of these agreements are five years each. Both agreements contain three five-year renewal options at market rates. Revenue earned from these leases was less than $0.1 million for the period ended March 31, 2013 and for period ended January 23, 2013. There were no such amounts for the period ended March 31, 2012.

In January 2012, we entered into a transition services agreement to provide CBTS with network interface services. Revenue recognized for these services was less than $0.2 million for the period ended March 31, 2013, $0.1 million for period ended January 23, 2013, and $0.1 million for the quarter ended March 31, 2012. In November 2012, we entered into a new transition services agreement with CBTS where we will continue to provide them with network interface services. The annual fee to be paid by CBTS for these services is approximately $0.5 million, which may decline in future periods as CBTS migrates its network interfaces onto an independent architected and managed CBTS network. These services will be provided on a month-to-month basis, until such time the services in question have been fully transitioned, which we expect may be as long as 24 months.

As of March 31, 2013, CBTS continues to be the named lessor for two data center leases. Revenues associated with these leases were $2.7 million for the period ended March 31, 2013, $0.9 million for the period ended January 23, 2013, and $3.3 million for the quarter ended March 31, 2012. In 2012, we entered into an agreement with CBTS whereby we perform all obligations of CBTS under the lease agreements. CBTS confers the benefits received under such lease agreements to us and CBTS is granted sufficient usage rights in each of our data centers so that it remains as lessor under each such lease agreement. In addition, CBTS will continue to perform billing and collections on these accounts.

Property Operating Expenses—In January 2012, we entered into a transition services agreement with CBTS; whereby, CBTS provided us with network support, services calls, monitoring and management, storage and backup and IT systems support. In November 2012, we entered into new services agreements with CBT and CBTS. Under the CBTS services agreement, CBTS has agreed to provide us with certain managed storage and backup services. These services will be provided on a month-to-month basis, and charges will be based on the variable amount of gigabytes managed by CBTS each month. CBTS will charge us a rate of $0.56 per gigabyte, and the annual fee to be paid by us for these services is approximately $0.2 million. We expect that services under this agreement may extend for as long as 36 months. Expense recognized for these services was less than $0.1 million for the period ended March 31, 2013 and for period ended January 23, 2013 and were $0.4 million for the quarter ended March 31, 2012.

Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services. Expense recognized from this arrangement was less than $0.2 million for the period ended March 31, 2013, $0.1 million for the period ended January 23, 2013, and $0.2 million for the quarter ended March 31, 2012.

In conjunction with the purchase of the property located at 229 West Seventh Street, we executed a reciprocal easement and shared services agreement. CBT continues to own the adjacent property that was historically operating together with 229 West Seventh Street as one property. Pursuant to this agreement, we granted reciprocal easements to each other; CBT has easements for continued use of portions of our building and CBT provides fuel storage, fire suppression and other building services to us; and we provide chilled water, building automation systems related to heating, ventilation and air conditioning (“HVAC”) and other building services to CBT. The shared services agreement is expected to continue for a period of fifteen years with five renewal options of five years each. Initially, we are responsible for operating and managing the service facilities for both buildings. Each party will bear its own utility costs, as well as property taxes and insurance. Shared building operating costs will be charged to each party on the basis of the actual costs incurred, allocated based on the proportionate share of usage. Each party will also pay the other party less than $0.2 million per year to maintain shared building infrastructure systems.

In November 2012, we also entered into an agreement to lease space at CBT’s 209 West Seventh Street facility for a period of five years, with three renewal options of five years each. The initial annual base rent will be approximately $0.1 million per year, plus our proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Expense recognized from this arrangement was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013.

Benefits and Insurance—Some of our employees participated in pension, postretirement, health care and stock-based compensation plans sponsored by CBI or an affiliate. Our allocated costs for employee benefits were determined by specific identification of the costs associated with our participating employees or based upon the percentage that our employees represent of total participants. Our allocated employee benefit plan costs were $0.2 million for the period ended January 23, 2013 and $0.7 million for the quarter ended March 31, 2012. Effective with the completion of our initial public offering, we were no longer covered by the related plans. As such, there were no such costs in the period ended March 31, 2013.

We also participated in centralized insurance programs managed by CBI which included coverage for general liability, workers’ compensation, automobiles and various other risks. CBI has third-party insurance policies for certain of these risks and is also self-insured within certain limits. CBI’s self-insured costs have been actuarially determined based on the historical experience of paid claims. Our allocated cost for participation in these programs was determined on the basis of revenues, headcount or insured vehicles. Our allocated insurance costs were was less than $0.1 million for the period ended January 23, 2013 and $0.1 million for the quarter ended March 31, 2012. Effective with the completion of our initial public offering, we were no longer covered by the related plans. As such, there were no such costs in the period ended March 31, 2013.

Selling & Marketing—Effective January 1, 2012, we entered into marketing agreements with CBT and CBTS to appoint these affiliates as our authorized marketing representatives. Pursuant to the terms of these agreements, we pay these affiliates a commission for all new leases for space they attain, which is calculated as a percentage of the first month’s recurring revenue with respect to such space, which ranges from 30% to 140%, depending on the lease term. The term of these agreements expired on December 31, 2012.

General & Administrative—We have entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain services, on an as needed basis, until the earlier of December 31, 2014 or one year from the completion of the IPO; provided, however that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee. Expense recognized was less than $0.1 million for the period ended March 31, 2013 and for the period ended January 23, 2013. Expense recognized for the quarter ended March 31, 2012 for this arrangement was less than $0.1 million.

Management Fees—Prior to November 20, 2012, CBI provided various management services, including executive management, cash management, legal, treasury, human resources, accounting, tax, internal audit and risk management services. Our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. Our allocated costs for the quarter ended March 31, 2012 was $0.7 million. There were no such costs for the period ended March 31, 2013 and for the period ended January 23, 2013.

Loss on Sale of Receivables—Prior to October 1, 2012, we participated in an accounts receivable securitization program sponsored by CBI for certain of its subsidiaries. Under this program, we continuously sold certain trade accounts receivable to CBF at a 2.5% discount to the receivables’ face value. In turn, CBF granted, without recourse, a senior undivided interest in the pooled receivables to commercial paper conduits in exchange for cash. Effective October 1, 2012, we terminated our participation in this accounts receivable securitization program. Loss on sale of receivables was $1.2 million for the quarter ended March 31, 2012, with no such costs in 2013.

Interest Expense—On December 31, 2010, CBI restructured its data center legal entities, including their intercompany borrowings. The Predecessor issued a $400 million note to CBI, which bore interest at 7.25%. On November 20, 2012, this note was repaid in full. Interest on this note was settled monthly through CBI’s centralized cash management program. Interest expense of approximately $7.2 million was recognized for the quarter ended March 31, 2012.

Prior to November 20, 2012, we participated in CBI’s centralized cash management program. On a periodic basis, all excess cash was transferred to CBI’s corporate cash accounts. Likewise, substantially all funds to finance our operations, as well as capital expenditures, were funded by CBI. Advances and borrowings between affiliates were governed by an intercompany cash management agreement. Effective November 19, 2010, all advances/borrowings bore interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to this date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in 2012. As of November 20, 2012, $80 million of these borrowings were repaid. Net interest expense of $1.9 million was recognized on notes due to related parties for the quarter ended March 31, 2012.

On November 20, 2012, we also entered into a non-competition agreement with CBI, pursuant to which we and CBI agreed not to enter into each other’s lines of business, subject to certain exceptions for a period of four years from such date. Pursuant to the terms of this agreement, we agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of providing telecommunications services in certain areas of Ohio, Kentucky and Indiana in which CBI operates as of such date. We also agreed not to seek, request or apply for any certification or license to provide telecommunications services in such areas during the term of the agreement. CBI agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of constructing and selling, operating or providing data center services in the United States or any foreign jurisdiction in which we operate. However, CBI may continue to offer certain data center services, provided that such services are ancillary to its provisions of existing IT services, and CBI does not own, lease or is contracted to own, lease or manage the data center infrastructure of the facility in which such existing IT services are being provided.

The reciprocal easement and shared services agreement described above also contains a make-whole provision that requires us to make a payment to CBT if CBT’s carrier access revenue declines below $5.0 million per annum as a result of certain actions taken by us which result in circuit disconnections or reductions at CBT. The term of this make-whole provision is approximately four years.

We had approximately $8.2 million and $2.9 million payable to CBI or its wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance includes a dividend payable of $7.1 million for the dividends declared in March of 2013. The remaining balance of $1.1 million and $2.9 million as of March 31, 2013 and December 31, 2012, respectively, relate to various related party transactions which are discussed above and are payable to CBI as of each respective period end.

In addition, we had approximately $23.2 million and $2.2 million receivable from CBI or wholly-owned subsidiaries as of March 31, 2013 and December 31, 2012, respectively. The March 31, 2013 balance primarily consists of the receivable from CBI of $19.6 million for the reimbursement of the transaction related compensation expense in 2013. The remaining balance of $3.6 million and $2.2 million as of March 31, 2013 and December 31, 2012, respectively, relate to various related party transactions which are discussed above and are due from CBI as of each respective period end.

11. Subsequent Events

On May 1, 2013, we executed our buyout option to purchase the Springer Street (Lombard) data center facility for $5.5 million. On May 3, 2013, we also purchased the Industrial Road (Florence) data center facility for a total purchase price of $10.5 million.

12. Guarantors

CyrusOne LP and CyrusOne Finance Corp., as “LP Co-issuer” and “Finance Co-issuer,” respectively (together, the “Issuers”), had $525 million aggregate principal amount of Senior Notes outstanding at March 31, 2013. The Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior basis by CyrusOne Inc. (“Parent Guarantor”), CyrusOne GP (“General Partner”), and CyrusOne LP’s wholly owned subsidiaries, CyrusOne LLC, CyrusOne TRS Inc. and CyrusOne Foreign Holdings LLC (such subsidiaries, together the “Guarantors”). None of the subsidiaries organized outside of the United States (collectively, the “Non-Guarantors”) guarantee the Senior Notes. Subject to the provisions of the indenture governing the Senior Notes, in certain circumstances, a Guarantor may be released from its guarantee obligation, including:

•

upon the sale or other disposition ( including by way of consolidation or merger) of such Guarantor or of all of the capital stock of such Guarantor such that such Guarantor is no longer a restricted subsidiary under the indenture,

•	upon the sale or disposition of all or substantially all of the assets of the Guarantor,

•	upon the LP – Co issuer designating such Guarantor as an unrestricted subsidiary under the terms of the indenture,

•	if such Guarantor is no longer a guarantor or other obligor of any other indebtedness of the LP Co- issuer or the Parent Guarantor, and

•	upon the defeasance or discharge of the Senior Notes in accordance with the terms of the indenture.

The following provides information regarding the entity structure of each guarantor of the Senior Notes:

CyrusOne Inc. – CyrusOne Inc. was formed on July 31, 2012. As of January 23, 2013, CyrusOne Inc. was a wholly-owned subsidiary of CBI. Effective January 24, 2013, CyrusOne Inc., completed its initial public offering (“IPO”) of common stock for net proceeds of $337.1 million, and together with the General Partner, purchased a 33.9% ownership interest in CyrusOne LP. CyrusOne Inc. also represents a guarantor or Parent Guarantor. In addition, CyrusOne Inc. became a separate registrant with the Security and Exchange Commission (“SEC”) upon completion of its IPO.

CyrusOne GP – CyrusOne GP was formed on July 31, 2012 and was a wholly-owned subsidiary of CyrusOne Inc. as of January 23, 2013. Effective upon completion of CyrusOne Inc.’s IPO, this entity became the general partner and 1% owner of CyrusOne LP and has no other assets or operations. Prior to the IPO, this entity did not incur any obligations or record any transactions.

Issuers – The Issuers include CyrusOne LP and CyrusOne Finance Corp. CyrusOne Finance Corp., a wholly-owned subsidiary of CyrusOne LP, was formed for the sole purpose of acting as co-issuer of the Senior Notes and has no other assets or operations. CyrusOne LP, in addition to being the co-issuer of the Senior Notes, is also the 100% owner, either directly or indirectly, of the Guarantors and Non-Guarantors.

Guarantors – The guarantors include CyrusOne LLC, CyrusOne TRS Inc., and CyrusOne Foreign Holdings LLC. CyrusOne LLC accounts for all of the domestic operations of CyrusOne LP, including the businesses that composed the Predecessor operations. CyrusOne LLC, together with CyrusOne Foreign Holdings LLC, directly or indirectly owns 100% of the Non-Guarantors. As of March 31, 2013, CyrusOne TRS Inc. had not incurred any obligations or recorded any transactions and had less than $0.1 million in transactions for the period ended March 31, 2013.

As of March 31, 2013, the Non-Guarantors consist of 100% owned subsidiaries which conduct operations in the United Kingdom and Singapore. As these entities were formed during 2011, there were no operations or transactions associated with these entities in 2010.

The following schedules present the financial information for the period ended January 23, 2013, the period ended March 31, 2013 and the three months ended March 31, 2012, for the LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors. The financial statements for the period ended January 23, 2013, present the financial information for the LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors, prior to the effective date of the IPO. The financial statements for the period ended March 31, 2013, present the financial information for the LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors, after the effective date of the IPO. The consolidating schedules are provided in accordance with the reporting requirements for guarantor subsidiaries.

(dollars in millions)	Period Ended March 31, 2013
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Revenue	$—	$—	$44.5	$0.5	$—	$45.0
Costs and expenses
Property operating expenses	—	—	15.0	0.3	—	15.3
Sales and marketing	—	—	2.1	—	—	2.1
General and administrative	—	—	5.4	—	—	5.4
Depreciation and amortization	—	—	15.8	0.6	—	16.4

Total costs and expenses	—	—	38.3	0.9	—	39.2

Operating income (loss)	—	—	6.2	(0.4)	—	5.8
Interest expense	7.2	7.2	0.7	0.5	(7.2)	8.4

Income (loss) before income taxes	(7.2)	(7.2)	5.5	(0.9)	7.2	(2.6)
Income tax benefit	—	—	0.2	—	—	0.2

Income (loss) from continuing operations	(7.2)	(7.2)	5.3	(0.9)	7.2	(2.8)
Equity earnings (loss) related to investment in subsidiaries	4.4	—	(0.9)	—	(3.5)	—

Net income (loss)	(2.8)	(7.2)	4.4	(0.9)	3.7	(2.8)

(dollars in millions)	Period Ended January 23, 2013
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Revenue	$—	$—	$14.9	$0.2	$—	$15.1
Costs and expenses
Property operating expenses	—	—	4.8	—	—	4.8
Sales and marketing	—	—	0.7	—	—	0.7
General and administrative	—	—	1.4	0.1	—	1.5
Depreciation and amortization	—	—	5.2	0.1	—	5.3
Transaction-related compensation	—	—	20.0	—	—	20.0
Transaction costs	—	—	0.1	—	—	0.1

Total costs and expenses	—	—	32.2	0.2	—	32.4

Operating loss	—	—	(17.3)	—	—	(17.3)
Interest expense	2.3	2.3	0.1	0.1	(2.3)	2.5

Loss before income taxes	(2.3)	(2.3)	(17.4)	(0.1)	2.3	(19.8)
Income tax benefit	—	—	0.4	—	—	0.4

Loss from continuing operations	(2.3)	(2.3)	(17.8)	(0.1)	2.3	(20.2)
Equity earnings (loss) related to investment in subsidiaries	(17.9)	—	(0.1)	—	18.0	—

Net income (loss)	$(20.2)	$(2.3)	$(17.9)	$(0.1)	$20.3	$(20.2)

(dollars in millions)	Three Months Ended March 31, 2012
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Revenue	$—	$—	$51.9	$0.2	$—	$52.1
Costs and expenses
Property operating expenses	—	—	16.8	0.5	—	17.3
Sales and marketing	—	—	1.7	0.1	—	1.8
General and administrative	—	—	4.5	—	—	4.5
Depreciation and amortization	—	—	15.8	0.6	—	16.4
Management fees charged by CBI	—	—	0.7	—	—	0.7
Loss on sale of receivables to an affiliate	—	—	1.2	—	—	1.2

Total costs and expenses	—	—	40.7	1.2	—	41.9

Operating income (loss)	—	—	11.2	(1.0)	—	10.2
Interest expense	—	—	9.4	0.9	—	10.3

Income (loss) before income taxes	—	—	1.8	(1.9)	—	(0.1)
Income tax expense	—	—	0.6	—	—	0.6

Income (loss) from continuing operations	—	—	1.2	(1.9)	—	(0.7)
Equity earnings (loss) related to investments in subsidiaries	—	—	(1.9)	—	1.9	—

Net income (loss)	$—	$—	$(0.7)	$(1.9)	$1.9	$(0.7)

(dollars in millions)	As of March 31, 2013
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Land	$—	$—	$44.4	$—	$—	$44.4
Buildings and improvements	—	—	699.1	41.6	—	740.7
Equipment	—	—	68.2	0.5	—	68.7
Construction in progress	—	—	92.6	—	—	92.6

Subtotal	—	—	904.3	42.1	—	946.4
Accumulated depreciation	—	—	(189.6)	(2.5)	—	(192.1)

Net investment in real estate	—	—	714.7	39.6	—	754.3
Cash and cash equivalents	0.1	—	327.6	0.9	—	328.6
Investment in subsidiary	841.8	—	(0.6)	—	(841.2)	—
Rent and other receivables	—	—	29.2	0.8	—	30.0
Restricted cash	—	—	2.6	—	—	2.6
Goodwill	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	98.4	—	—	98.4
Intercompany and loan receivable	506.9	507.9	0.2	—	(1,015.0)	—
Due from affiliates	—	—	23.2	—	—	23.2
Other assets	16.4	16.4	43.5	0.8	(16.4)	60.7

Total assets	$1,365.2	$524.3	$1,515.0	$42.1	$(1,872.6)	$1,574.0

Accounts payable and accrued expenses	$23.7	$13.0	$35.6	$1.0	$(13.0)	$60.3
Deferred revenue	—	—	51.1	0.6	—	51.7
Intercompany and loan payable	—	—	506.9	0.2	(507.1)	—
Due to affiliates	—	—	8.2	—	—	8.2
Capital lease obligations	—	—	22.3	8.7	—	31.0
Long-term debt	525.0	525.0	—	—	(525.0)	525.0
Other financing arrangements	—	—	30.9	32.0	—	62.9
Other liabilities	—	—	18.2	0.2	—	18.4

Total liabilities	548.7	538.0	673.2	42.7	(1,045.1)	757.5
Total partners’ capital (deficit)	816.5	(13.7)	841.8	(0.6)	(827.5)	816.5

Total liabilities and partners’ capital	$1,365.2	$524.3	$1,515.0	$42.1	$(1,872.6)	$1,574.0

(dollars in millions)	As of December 31, 2012
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Land	$—	$—	$44.5	$—	$—	$44.5
Buildings and improvements	—	—	695.7	26.8	—	722.5
Equipment	—	—	52.0	0.4	—	52.4
Construction in progress	—	—	51.4	12.8	—	64.2

Subtotal	—	—	843.6	40.0	—	883.6
Accumulated depreciation	—	—	(174.8)	(1.9)	—	(176.7)

Net investment in real estate	—	—	668.8	38.1	—	706.9
Cash and cash equivalents	—	—	15.6	0.9	—	16.5
Investment in subsidiary	497.2	—	0.4	—	(497.6)	—
Rent and other receivables	—	—	32.6	0.6	—	33.2
Restricted cash	—	—	6.3	—	—	6.3
Goodwill	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	102.6	—	—	102.6
Intercompany and loan receivable	508.2	508.2	—	—	(1,016.4)	—
Due from affiliates	—	—	2.2		—	2.2
Other assets	17.0	17.0	41.6	0.5	(17.0)	59.1

Total assets	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,203.0

Accounts payable and accrued expenses	$4.4	$4.4	$24.2	$0.1	$(4.4)	$28.7
Deferred revenue	—	—	52.3	0.5	—	52.8
Intercompany and loan payable	—	—	508.0	0.2	(508.2)	—
Due to affiliates	—	—	2.9	—	—	2.9
Capital lease obligations	—	—	23.2	9.0	—	32.2
Long-term debt	525.0	525.0	—	—	(525.0)	525.0
Other financing arrangements	—	—	31.0	29.8	—	60.8
Other liabilities	—	—	7.5	0.1	—	7.6

Total liabilities	529.4	529.4	649.1	39.7	(1,037.6)	710.0
Total partners’ capital (deficit)	493.0	(4.2)	497.2	0.4	(493.4)	493.0

Total liabilities and partners’ capital	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,203.0

Condensed Consolidating Statements of Cash Flows

	Period Ended March 31, 2013
(dollars in millions)	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Net cash provided by (used in) operating activities	$(1.2)	$—	$23.8	$0.3	$—	$22.9

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	(18.2)	—	—	(18.2)
Capital expenditures - other	—	—	(26.6)	(0.1)	—	(26.7)
Investment in subsidiaries	(337.1)	—	—	—	337.1	—
Intercompany advances, net	1.2	—	(1.2)	—	—	—
Release of restricted cash	—	—	1.8	—	—	1.8

Net cash used in investing activities	(335.9)	—	(44.2)	(0.1)	337.1	(43.1)

Cash flows from financing activities
Issuance of partnership units	337.1	—	—	—	—	337.1
Payments on capital lease obligations	—	—	(0.3)	(0.3)	—	(0.6)
Contributions from parent, net	—	—	337.1	—	(337.1)	—

Net cash provided by (used in) financing activities	337.1	—	336.8	(0.3)	(337.1)	336.5

Net increase (decrease) in cash and cash equivalents	—	—	316.4	(0.1)	—	316.3
Cash and cash equivalents at beginning of period	0.1	—	11.2	1.0	—	12.3

Cash and cash equivalents at end of period	$0.1	$—	$327.6	$0.9	$—	$328.6

	Period Ended January 23, 2013
(dollars in millions)	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Net cash provided by operating activities	$—	$—	$1.9	$0.1	$—	$2.0

Cash flows from investing activities
Capital expenditures - other	—	—	(7.7)	—	—	(7.7)
Release of restricted cash	—	—	1.9	—	—	1.9
Intercompany advances	0.1	—	(0.1)	—	—	—

Net cash provided by (used in) investing activities	0.1	—	(5.9)	—	—	(5.8)

Cash flows from financing activities
Payments on capital lease obligations	—	—	(0.6)	—	—	(0.6)
Contributions from parent, net	—	—	0.2	—	—	0.2

Net cash used in financing activities	—	—	(0.4)	—	—	(0.4)

Net increase (decrease) in cash and cash equivalents	0.1	—	(4.4)	0.1	—	(4.2)
Cash and cash equivalents at beginning of period	—	—	15.6	0.9	—	16.5

Cash and cash equivalents at end of period	$0.1	$—	$11.2	$1.0	$—	$12.3

	Three Months Ended March 31, 2012
(dollars in millions)	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$13.8	$(1.3)	$—	$12.5

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	(23.4)	—	—	(23.4)
Capital expenditures - other	—	—	(29.4)	—	—	(29.4)

Net cash used in investing activities	—	—	(52.8)	—	—	(52.8)

Cash flows from financing activities
Borrowings from affiliates, net	—	—	44.0	—	—	44.0
Payment on financing obligations	—	—	(1.6)	—	—	(1.6)
Contributions from parent, net	—	—	(2.8)	2.4	—	(0.4)
Other, net	—	—	(0.4)	—	—	(0.4)

Net cash provided by financing activities	—	—	39.2	2.4	—	41.6

Net increase in cash and cash equivalents	—	—	0.2	1.1	—	1.3
Cash and cash equivalents at beginning of year	—	—	0.4	0.2	—	0.6

Cash and cash equivalents at end of period	$—	$—	$0.6	$1.3	$—	$1.9

CYRUSONE LP FINANCIAL STATEMENTS

Financial Statements

December 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partner of the General Partner and Partners of CyrusOne LP

We have audited the accompanying combined balance sheets of CyrusOne LP (the “Operating Partnership”), as of December 31, 2012 and 2011, and the related combined statements of operations, parent’s net investment, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index to the Financial Statements. These financial statements and financial statement schedules are the responsibility of the Operating Partnership’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of CyrusOne LP at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1, the combined financial statements of the Operating Partnership include allocation of certain corporate overhead costs from Cincinnati Bell Inc. (“CBI”). These costs may not be reflective of the actual level of costs which would have been incurred had the Operating Partnership operated as a separate entity apart from CBI.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

May 8, 2013

CyrusOne LP.

COMBINED BALANCE SHEETS

(Dollars in millions)

	As of December 31,
	2012	2011
Assets
Investment in real estate:
Land	$44.5	$26.5
Buildings and improvements	722.5	568.6
Equipment	52.4	16.1
Construction in progress	64.2	49.0

Subtotal	883.6	660.2
Accumulated depreciation	(176.7)	(131.2)

Net investment in real estate	706.9	529.0
Cash and cash equivalents	16.5	0.6
Rent and other receivables	33.2	—
Restricted cash	6.3	—
Goodwill	276.2	276.2
Intangible assets, net	102.6	120.7
Due from affiliates	2.2	—
Other assets	59.1	28.2

Total assets	$1,203.0	$954.7

Liabilities and parent’s net investment
Accounts payable and accrued expenses	28.7	22.2
Deferred revenue	52.8	49.0
Due to affiliates	2.9	—
Capital lease obligations	32.2	42.9
Long-term debt	525.0	—
Related party notes payable	—	480.2
Other financing arrangements	60.8	48.2
Other liabilities	7.6	0.7

Total liabilities	710.0	643.2
Commitment and contingencies
Parent’s net investment:
Common stock, $.01 par value, 1,000 shares authorized and
100 shares issued at December 31, 2012, no shares issued at	—	—
December 31, 2011
Paid in capital	—	—
Partnership units	—	—
Partnership capital	493.0	—

Parent’s net investment	493.0	—
Divisional control	—	311.5

Total liabilities and parent’s net investment	$1,203.0	$954.7

The accompanying notes are an integral part of the combined financial statements.

CyrusOne LP.

COMBINED STATEMENTS OF OPERATIONS

(Dollars in millions)

	Years Ended December 31,
	2012	2011	2010
Revenue	$220.8	$181.7	$127.5
Costs and expenses:
Property operating expenses	76.0	58.2	43.9
Sales and marketing	9.7	9.1	6.8
General and administrative	20.7	12.5	7.0
Depreciation and amortization	73.4	55.5	36.2
Transaction costs	5.7	2.6	9.0
Management fees charged by CBI	2.5	2.3	3.6
Loss on sale of receivables to an affiliate	3.2	3.5	1.8
Asset impairments	13.3	—	—
Restructuring costs	—	—	1.4

Total costs and expenses	204.5	143.7	109.7

Operating income	16.3	38.0	17.8
Interest expense	41.8	32.9	11.5
Loss on extinguishment of debt	—	1.4	—

(Loss) income before income taxes	(25.5)	3.7	6.3
Income tax (benefit) expense	(5.1)	2.2	2.7

(Loss) income from continuing operations	(20.4)	1.5	3.6
(Gain) loss on sale of real estate improvements	(0.1)	—	0.1

Net (loss) income	$(20.3)	$1.5	$3.5

The accompanying notes are an integral part of the combined financial statements

CyrusOne LP.

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net (loss) income	$(20.3)	$1.5	$3.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	73.4	55.5	36.2
Loss on sale of receivables and other assets	3.0	3.5	2.0
Provision for bad debt write off	0.1	—	—
Asset impairments	13.3	—	—
Loss on extinguishment of debt	—	1.4	—
Noncash interest expense	0.3	—	0.7
Deferred income tax expense, including valuation allowance change	(4.5)	1.6	2.4
Changes in operating assets and liabilities, net of effects of acquisitions:
Increase in receivables and other assets	(23.3)	(1.6)	(4.3)
(Decrease) increase in accounts payable and accrued expenses	(1.4)	3.5	4.2
Increase (decrease) in deferred revenues	3.8	2.3	(1.8)
Increase (decrease) in other liabilities	7.2	(1.7)	0.6

Net cash provided by operating activities	51.6	66.0	43.5

Cash flows from investing activities:
Capital expenditures – acquisitions of real estate	(25.4)	(22.4)	—
Capital expenditures – other	(202.9)	(95.1)	(29.3)
Proceeds from the sale of assets	0.2	—	—
Increase in restricted cash	(11.1)	—	—
Release of restricted cash	4.8	—	—
Advances (to) from affiliates	(18.3)	11.6	(11.6)
Other, net	0.1	0.1	0.4

Net cash used in investing activities	(252.6)	(105.8)	(40.5)

Cash flows from financing activities:
Borrowings from affiliates, net	119.8	66.6	15.5
Repayment of related party note	(400.0)	—	—
Proceeds from issuance of debt	525.0	—	—
Payments on capital lease obligations	(9.0)	(7.0)	(10.2)
Payments on financing obligations	—	(16.2)	—
Debt issuance costs	(17.2)	—	—
Distributions to parent, net	(1.7)	(7.8)	(3.7)
Other, net	—	(0.1)	0.3

Net cash provided by financing activities	216.9	35.5	1.9

Net increase (decrease) in cash and cash equivalents	15.9	(4.3)	4.9
Cash and cash equivalents at beginning of year	0.6	4.9	—

Cash and cash equivalents at end of year	$16.5	$0.6	$4.9

Supplemental disclosures
Cash paid for interest	$42.4	$33.0	$11.4
Noncash investing and financing transactions:
Acquisition of property on account	7.7	7.6	0.3
Acquisition of property by assuming capital lease obligations or other financing arrangements	11.6	43.7	1.8
Acquisition of real estate contributed by parent	—	—	2.8
Acquisition of business funded by parent debt and divisional control contribution	—	—	526.3
Assets transferred to parent	2.0	—	—
Divisional control contribution funded by settlement of intercompany balances due to Parent	196.4	—	—
Divisional control distribution funded by related party notes payable	—	—	215.0

The accompanying notes are an integral part of the combined financial statements

CyrusOne LP.

COMBINED STATEMENTS OF PARENT’S NET INVESTMENT

	Partnership Units	Units Issued Amount	Paid-In Capital		Partnership Capital	Divisional Control	Parent’s net investment
Balance as of December 31, 2009	—	$—	$		$—	$163.4
Net Income	—	—		—	—	3.5
Contribution from Parent related to acquisition of Cyrus Networks	—	—		—	—	366.7
Distributions to Parent related to recapitalization	—	—		—	—	(215.0)
Other distributions to Parent, net	—	—		—	—	(0.8)

Balance as of December 31, 2010	—	—		—	—	317.8
Net Income	—	—		—	—	1.5
Distribution to Parent	—	—		—	—	(7.8)

Balance as of December 31, 2011	—	—		—	—	311.5	$311.5
Divisional Control Transfer	—	—		—	311.5	(311.5)	—
Net Loss	—	—		—	(20.3)	—	(20.3)
Issuance of common stock (100 shares at $ .01 par value)	—	—		—	—	—	—
Issuance of partnership units	123.6	—		—	—	—	—
Contributions from Parent related to settlement of intercompany balances	—	—		—	196.4	—	196.4
Other contributions from Parent, net	—	—		—	5.4	—	5.4

Balance as of December 31, 2012	123.6	$—		$—	$493.0	$—	$493.0

The accompanying notes are an integral part of the combined financial statements

CyrusOne LP.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

CyrusOne LP and its subsidiaries (collectively, “CyrusOne LP”, “we”, “our” or “Predecessor”) is an owner, operator and developer of enterprise-class, carrier neutral data centers. Our customers operate in a number of industries, including energy, oil and gas, mining, medical, technology, finance and consumer goods and services. We currently operate 24 data centers located in the United States, United Kingdom and Singapore. A large portion of our revenues are generated by data centers located in Texas and Ohio. An economic downturn or natural disaster occurring in these operating territories could have a disproportionate effect on our business, financial condition, results of operations and cash flows compared to similar companies operating in different geographic areas.

CyrusOne LP, of which CyrusOne GP is the general partner, was formed on July 31, 2012. CyrusOne Inc. (“CyrusOne”) completed an initial public offering of its common stock on January 24, 2013 (the “offering”). Prior to the initial public offering, CyrusOne Inc. and CyrusOne LP engaged in certain formation transactions designed to (i) continue the operations of the Predecessor, (ii) enable CyrusOne to raise necessary capital to repay certain debt to Cincinnati Bell Inc. (“CBI” or “Parent”), a related party, (iii) fund operating costs, capital expenditures and working capital, (iv) provide a funding vehicle for potential business acquisitions, and (v) enable CyrusOne to comply with the requirements under the federal income tax laws and regulations related to real estate investment trusts (“REIT”).

CyrusOne’s operations will be primarily conducted through CyrusOne LP, its limited partnership. CyrusOne intends to elect the status of and qualify as a REIT under the Internal Revenue Code of 1986 (“the Code”), as amended, for the taxable year ended December 31, 2013. CyrusOne will be the sole beneficial owner and sole trustee of CyrusOne GP, which will be the sole general partner in CyrusOne LP.

On November 20, 2012, CyrusOne LP received a contribution of interests in real estate properties from CBI in exchange for limited partnership interests in CyrusOne LP and the assumption of debt and other specified liabilities. In return, CyrusOne LP issued 123,688,687 operating partnership units to CBI. A portion of the Predecessor’s related party notes receivable/payable and deferred tax assets and liabilities were not contributed to CyrusOne LP. Subsequent to December 31, 2012, CyrusOne LP executed a 2.8 to 1.0 reverse unit split, resulting in CBI owning 44,102,556 operating partnership units.

Prior to November 20, 2012, CyrusOne LP was not a legal entity or a combination of legal entities. The accompanying combined financial statements of CyrusOne LP represent the data center assets and operations owned by CBI and, unless the context otherwise requires, its consolidated subsidiaries which historically have been maintained in various legal entities, some of which had significant unrelated business activities. CBI has operated its Cincinnati-based data center business for over 10 years; in addition, it acquired GramTel Inc. (“GramTel”), a data center operator in South Bend, Indiana and Chicago, Illinois, for approximately $20 million in December 2007; and it acquired Cyrus Networks, LLC (“Cyrus Networks”), a data center operator based in Texas, for approximately $526 million, net of cash acquired, in June 2010. The accompanying financial statements have been “carved out” of CBI’s consolidated financial statements and reflect significant assumptions and allocations. The combined financial statements do not fully reflect what the Predecessor’s financial position, results of operations and cash flows would have been had the Predecessor been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of CyrusOne LP’s future results of operations, financial position and cash flows.

On January 24, 2013, CyrusOne completed the initial public offering of its common stock, issuing approximately 19.0 million shares for $337.1 million, net of underwriter’s discount. On the same date, CyrusOne Inc. purchased approximately 19.0 million of CyrusOne LP’s partnership units. In addition, CBI exchanged approximately 1.5 million partnership units for CyrusOne common stock, and CBI was issued 0.4 million CyrusOne shares in repayment for transaction costs paid by CBI. CyrusOne also issued approximately 1.0 million of its common shares to directors and employees. Vesting of these shares is contingent upon completion of service. Following the completion of these transactions, CyrusOne Inc. and CyrusOne GP held a combined 33.9% interest in CyrusOne LP, with the remaining 66.1% interest held by CBI.

The accompanying financial statements were prepared using CBI’s historical basis in the assets and liabilities of its data center business. The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the data center business. In addition, certain expenses reflected in the combined financial statements include allocations of corporate expenses from CBI, which in the opinion of management are reasonable (see further discussion in Note 14). Related party notes payable in the accompanying combined financial statements reflect contractual amounts due to CBI or other affiliated entities. All intercompany transactions have been eliminated from the accompanying combined financial statements.

2. Significant Accounting Policies

Use of Estimates—Preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. These estimates and assumptions are based on management’s knowledge of current events and actions that we may undertake in the future. Estimates are used in determining the fair value of leased real estate, the useful lives of real estate and other long-lived assets, future cash flows associated with goodwill and other long-lived asset impairment testing, deferred tax assets and liabilities and loss contingencies. Estimates were also utilized in the determination of historical allocations of shared employees payroll, benefits and incentives and management fees. Actual results may differ from these estimates and assumptions.

Investments in Real Estate—Investments in real estate consist of land, buildings, improvements and integral equipment utilized in our data center operations. Real estate acquired from third parties has been recorded at its acquisition cost. Real estate acquired from CBI and its affiliates has been recorded at its historical cost basis. Additions and improvements which extend an asset’s useful life or increase its functionality are capitalized and depreciated over the asset’s remaining life. Maintenance and repairs are expensed as incurred.

When we are involved in the construction of structural improvements to the leased property, we are deemed the accounting owner of leased real estate. In these instances, we bear substantially all the construction period risk, such as managing or funding construction. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations. At inception, the fair value of the real estate, which generally consists of a building shell, and our associated obligation is recorded as construction in progress. As construction progresses, the value of the asset and obligation increases by the fair value of the structural improvements. When construction is complete, the asset is placed in service and depreciation commences. Leased real estate is depreciated to the lesser of (i) its estimated fair value at the end of the term or (ii) the expected amount of the unamortized obligation at the end of the term. As of December 31, 2012 and 2011, leased assets, where we are deemed the accounting owner, were $60.8 million and $48.2 million, respectively. The associated obligation is presented as other financing arrangements in the accompanying combined balance sheets.

When we are not deemed the accounting owner, we further evaluate leased real estate to determine whether the lease should be classified as a capital or operating lease. One of the following four characteristics must be present to classify a lease as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is equal to 75% or more of the estimated economic life of the leased property or (iv) the net present value of the lease payments are at least 90% of the fair value of the leased property. As of December 31, 2012 and 2011, capital lease assets included in investment in real estate were $61.4 million and $59.2 million, respectively.

Construction in progress includes direct and indirect expenditures for the construction and expansion of our data centers and is stated at its acquisition cost. Independent contractors perform substantially all of the construction and expansion efforts of our data centers. Construction in progress includes costs incurred under construction contracts including project management services, engineering and schematic design services, design development, construction services and other construction-related fees and services. Interest, property taxes and certain labor costs are also capitalized during the construction of an asset. Capitalized interest in 2012, 2011, and 2010 was $2.7 million, $2.6 million, and $0.5 million, respectively. These costs are depreciated over the estimated useful life of the related assets.

Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Useful lives range from 20 to 48 years for buildings, 3 to 25 years for building improvements, and 3 to 5 years for equipment. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term, including renewal options which are reasonably assured.

Cash and Cash Equivalents—Cash and cash equivalents consist of funds on deposit at financial institutions.

Restricted Cash—Restricted cash consists of funds held in escrow to fund construction.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with business acquisitions. We perform impairment testing of goodwill, at the reporting unit level, on an annual basis or more frequently if indicators of potential impairment exist. The fair value of our reporting unit was determined using a combination of market-based valuation multiples for comparable businesses and discounted cash flow analysis based on internal financial forecasts incorporating market participant assumptions. The fair value of each reporting unit exceeded its corresponding carrying value; therefore, no impairments were recognized in 2012, 2011 or 2010.

Long-Lived and Intangible Assets—Intangible assets represent purchased assets that lack physical substance, but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged, either on its own or in combinations with a related contract, asset, or liability. Intangible assets with finite lives consist of trademarks, customer relationships, and a favorable leasehold interest.

Management reviews the carrying value of long -lived assets, including intangible assets with definite lives, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Examples of such indicators may include a significant adverse change in the extent to which or manner in which the property is being used, an accumulation of costs significantly in excess of the amount originally expected for acquisition or development, or a history of operating or cash flow losses. When such indicators exist, we review an estimate of the undiscounted future cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition and compare such amount to its carrying amount. We consider factors such as future operating income, leasing demand, competition and other factors. If our undiscounted net cash flows indicate that we are unable to recover the carrying value of the asset, an impairment loss is recognized. An impairment loss is measured as the amount by which the asset’s carrying value exceeds its estimated fair value.

Receivables—Receivables consist principally of trade receivables from customers, are generally unsecured and are due within 30 to 90 days. Unbilled receivables arise from services rendered but not yet billed. Expected credit losses associated with trade receivables are recorded as an allowance for uncollectible accounts. The allowance for uncollectible accounts is estimated based upon historic patterns of credit losses for aged receivables as well as specific provisions for certain identifiable, potentially uncollectible balances. When internal collection efforts on accounts have been exhausted, the accounts are written off and the associated allowance for uncollectible accounts is reduced. The Company has receivables with two large customers that exceed 10% of the Company’s outstanding accounts receivable balance at December 31, 2012. There were no customers that exceeded 10% of the Company’s outstanding accounts receivables balance at December 31, 2011.

Prior to October 1, 2012, we sold most of our trade and other accounts receivable without recourse to Cincinnati Bell Funding LLC (“CBF”), a bankruptcy-remote subsidiary of CBI, at a 2.5% discount to the receivables’ face value. CBTS, a wholly-owned subsidiary of CBI, and Cyrus Networks LLC (“Cyrus Networks”) began selling their receivables to CBF in March 2009 and June 2011, respectively. The transfer of these assets qualified as a sale pursuant to Accounting Standards Codification (“ASC”) 860-10, Transfers of Financial Assets, as these receivables had been isolated from the Predecessor and its creditors. The Predecessor continued to service these receivables and received a fee for this service. Effective October 1, 2012, we terminated our participation in this program.

As of December 31, 2012 receivables were $33.5 million and the allowance for uncollectible accounts was $0.3 million. The December 31, 2011 receivables and related allowance for uncollectible accounts were immaterial for 2011.

Deferred Leasing Costs—Sales commissions incurred at the commencement of a new lease are capitalized and amortized over the term of the customer lease. Amortization of deferred leasing costs is presented with depreciation and amortization in the accompanying combined statements of operations. If a lease terminates prior to the expected life of the customer relationship, the remaining unamortized cost is written off to amortization expense.

Deferred Financing Costs—Legal and professional fees incurred in connection with issuance of debt and revolving credit facilities are capitalized and amortized over the term of the financing arrangement. Amortization of deferred financing costs is presented within interest expense in the accompanying combined statements of operations.

Pushdown of CBI Acquisition-Related Debt—In June 2010, CBI borrowed $526 million on its corporate credit facility to finance the acquisition of Cyrus Networks. In accordance with Staff Accounting Bulletin Topic 5J (“SAB Topic 5J”), we presented $168 million of CBI acquisition-related debt in our combined financial statements. We considered various allocation methodologies in determining the amount of debt to be recognized in the combined financial statements. The method selected was based on a leverage ratio common to the industry. As of December 31, 2010, the pushdown of CBI acquisition debt was derecognized from the Predecessor’s financial statements concurrent with a divisional control distribution from the Predecessor and issuance of a $400 million note payable to CBI. The reversal of debt recognition was offset by an increase to divisional control.

Other Financing Arrangements—Other financing arrangements represent leases of real estate where we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our combined balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

Revenue Recognition—Colocation rentals are generally billed monthly in advance, and some contracts have escalating payments over the non cancellable term of the contract. If rents escalate without the lessee gaining access to or control over additional leased space or power, and the lessee takes possession of, or controls the physical use of the property (including all contractually committed power) at the beginning of the lease term, the rental payments by the lessee are recognized as revenue on a straight-line basis over the term of the lease. If rents escalate because the lessee gains access to and control over additional leased space or power, revenue is recognized in proportion to the additional space or power in the years that the lessee has control over the use of the additional space or power. The excess of revenue recognized over amounts contractually due is recognized in other assets in the accompanying combined balance sheets.

Some of our leases are structured on a full-service gross basis in which the customer pays a fixed amount for both colocation rental and power. Other leases provide that the customer will be billed for power based upon actual usage which is separately metered. In both cases, this revenue is presented on a gross basis in the accompanying combined statements of operations. Power is generally billed one month in arrears, and an estimate of this revenue is accrued in the month that the associated costs are incurred. We generally are not entitled to reimbursements for real estate taxes, insurance or other operating expenses.

Revenue is recognized for services or products that are deemed separate units of accounting. When a customer makes an advance payment which is not deemed a separate unit of accounting, deferred revenue is recorded. This revenue is recognized ratably over the expected term of the customer relationship, unless the pattern of service suggests otherwise. As of December 31, 2012 and 2011, deferred revenue was $52.8 million and $49.0 million, respectively.

Certain customer contracts require specified levels of service or performance. If we fail to meet these service levels, our customers may be eligible to receive credits on their contractual billings. These credits are recognized against revenue when an event occurs that gives rise to such credits.

Property Operating Expenses—Property operating expenses generally consist of electricity, salaries and benefits of data center operations personnel, real estate taxes, security, rent, insurance and other site operating and maintenance costs.

Sales and Marketing Expense—Sales and marketing expense is comprised of compensation and benefits associated with sales and marketing personnel as well as advertising and marketing costs. Prior to January 1, 2011, certain commissions were paid as a percentage of monthly recurring revenue, and these amounts were included in sales and marketing expense. These commission plans were terminated on December 31, 2010. Costs related to advertising are expensed as incurred and amounted to $2.9 million, $1.4 million and $0.2 million in 2012, 2011 and 2010, respectively.

Depreciation and Amortization Expense—Depreciation expense is recognized over the estimated useful lives of real estate applying the straight-line method. The useful life of leased real estate and leasehold improvements is the lesser of the economic useful life of the asset or the term of the lease, including optional renewal periods if renewal of the lease is reasonably assured. The residual value of leased real estate is estimated as the lesser of (i) the expected fair value of the asset at the end of the lease term or (ii) the expected amount of the unamortized liability at the end of the lease term. Estimated useful lives are periodically reviewed. Depreciation expense was $54.5 million, $39.1 million and $26.9 million in 2012, 2011 and 2010, respectively.

Amortization expense is recognized over the estimated useful lives of finite-lived intangibles. An accelerated method of amortization is utilized to amortize our customer relationship intangible, consistent with the benefit expected to be derived from this asset. We amortize trademarks, favorable leasehold interests, deferred leasing costs and deferred sales commissions, over their estimated useful lives. The estimated useful life of trademarks and customer relationships is eight to 15 years. The favorable leasehold interest is being amortized over the remaining lease term of 56 years. Deferred leasing costs are amortized over three to five years. Amortization expense was $18.9 million, $16.4 million and $9.3 million in 2012, 2011 and 2010, respectively.

Transaction Costs—Transaction costs represent legal, accounting and professional fees incurred in connection with the formation transactions, CyrusOne’s qualification as a REIT and completed and potential business combinations. Transaction costs are expensed as incurred.

Restructuring Costs—A restructuring charge was recognized in 2010 to terminate an existing sales commission plan in order to transition to a common plan for all commissioned employees.

Operating and Transactional Taxes—Certain operating taxes, such as property, sales, use and value added taxes, are reported as expenses in operating income. These taxes are not included in income tax expense because the amounts to be paid are not dependent on the level of income generated. We also record operating expenses for the establishment of liabilities related to certain operating tax audit exposures. These liabilities are established based on our assessment of the probability of payment. Upon resolution of an audit, any remaining liability not paid is released and increases operating income.

Income Taxes—The Predecessor was included in CBI’s consolidated tax returns in various jurisdictions. In the accompanying combined financial statements, we have accounted for income taxes as if the Predecessor was a separate stand-alone company. The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. The ultimate realization of the deferred income tax assets depends upon our ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards.

Foreign Currency Translation and Transactions—The financial position of foreign subsidiaries is translated at the exchange rates in effect at the end of the period, while revenues and expenses are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as components of accumulated other comprehensive (loss) income. Gains and losses arising from foreign currency transactions are recorded in the period incurred. Gains and losses from translation and foreign currency transactions were immaterial in 2012, 2011 and 2010.

Comprehensive Income (Loss)—Comprehensive income (loss) represents the change in net assets of a company from transactions and other events from non-owner sources. Comprehensive income (loss) equaled our net income (loss) in 2012, 2011 and 2010.

Earnings per Share—For the historical periods presented, the Predecessor operated without a defined capital structure or designated equity. As a result, earnings per share has not been presented.

Business Combinations—In accounting for business combinations, we apply the accounting requirements of ASC 805, Business Combinations, which requires the recording of net assets of acquired businesses at fair value. In developing estimates of fair value of acquired assets and assumed liabilities, management analyzed a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets and market rate assumptions for contractual obligations. Such a valuation requires management to make significant estimates and assumptions, particularly with respect to the intangible assets. Acquisition costs are expensed as incurred.

Related Party Transactions—CBI provided us with a variety of services. Cost allocation methods which were employed to determine the costs to be recognized in the accompanying combined financial statements included the following:

•	Specific identification—Applied when amounts were specifically identifiable to our operations.

•	Reasonable allocation method—When amounts were not clearly or specifically identifiable to our operations, management applied a reasonable allocation method.

Insurance Programs—CBI provided the Predecessor with coverage for certain employee health care benefits as well as losses incurred related to general liability, workers’ compensation and automobile claims. CBI has purchased third-party insurance policies for these risks and is self-insured up to certain limits. Our portion of CBI’s self-insured insurance expense has been determined based on its historical experience of paid claims.

Pension and Postretirement—Some of our employees participated in CBI’s pension and postretirement benefit plans. These plans have been accounted for as multi-employer plans which require us to recognize expense for our proportionate share of the annual contributions to these plans. Our proportionate share of these contributions was determined using the projected benefit obligation associated with our plan participants compared to CBI’s plan participants and was immaterial in 2012, 2011 and 2010.

Stock-Based Compensation—Some of our employees participated in CBI’s stock-based compensation plans. CBI values all share-based payments to employees at fair value on the date of grant and expenses this amount over the applicable vesting period. The fair value of stock options and stock appreciation rights is determined using the Black-Scholes option-pricing model using assumptions such as volatility, risk-free interest rate, holding period and expected dividends. The fair value of stock awards is based upon the closing market price of CBI’s common stock on the date of grant. For all share-based awards, a forfeiture rate is estimated based upon the historical forfeiture patterns. The forfeiture rate reduces the total fair value of the awards to be recognized as compensation expense. For graded vesting awards, CBI’s policy is to recognize compensation expense on a straight-line basis over the vesting period. Certain employees have been granted awards, which are indexed to the change in CBI’s common stock price, which will be cash settled. These awards are marked to fair market value and the adjusted compensation cost is expensed on a pro-rata basis over the remaining vesting period. The accompanying combined financial statements include an allocation of stock-based compensation costs for awards granted to our employees.

Fair Value Measurements—Fair value measurements are utilized in accounting for business combinations and testing of goodwill and other long-lived assets for impairment. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for asset and liabilities, is as follows:

Level 1—Observable inputs for identical instruments such as quoted market prices;

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—Unobservable inputs that reflect our determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.

Business Segments—Business segments are components of an enterprise for which separate financial information is available and regularly viewed by the chief operating decision maker to assess performance and allocate resources. Our chief operating decision maker reviews our financial information on an aggregate basis. Furthermore, our data centers have similar economic characteristics and customers across all geographic locations, our service offerings have similar production processes, deliver services in a similar manner and use the same types of facilities and similar technologies. As a result, we have concluded that we have one reportable business segment.

3. Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The accounting update amends the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements in order to achieve further convergence with IFRS. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We adopted the provisions of this standard effective January 1, 2012. The adoption of this standard did not have a material impact on our combined financial statements.

4. Acquisitions

On June 11, 2010, CBI purchased 100% of the equity interests of Cyrus Networks, LLC, a data center business based in Texas, for approximately $526 million, net of cash acquired. This acquisition expanded our data center operations beyond the midwestern United States. This transaction has been accounted for as a business combination applying the acquisition method. The results of this acquired business have been included in our combined statement of operations subsequent to its acquisition date. Our results of operations for the twelve months ended December 31, 2010 included revenues of $44.9 million and operating income of $0.6 million associated with this acquired entity. Acquisition costs of $9.0 million and management fees of $1.8 million were associated with the acquisition and allocated to the Predecessor in 2010.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

(dollars in millions)
Assets acquired
Investment in real estate:
Buildings and improvements	$136.8
Equipment	4.6
Construction in progress	10.4

Investment in real estate	151.8

Goodwill	269.5
Intangible assets	138.0
Other assets	12.8

Total assets acquired	572.1

Liabilities assumed
Accounts payable and accrued expenses	5.2
Deferred revenue	7.7
Other financing arrangements	32.1
Other liabilities	0.8

Total liabilities assumed	45.8

Net assets acquired	$526.3

As required under ASC 805, we valued the assets acquired and liabilities assumed at fair value. The fair value of investment in real estate, intangible assets and other financing arrangements were estimated by management with the assistance of an independent valuation firm. All other fair value measurements were determined solely by management. Goodwill decreased by $0.1 million upon finalization of the purchase price allocation in early 2011.

The following table presents the allocation of the purchase price to intangible assets acquired:

	Fair Value (dollars in millions)	Weighted - Average Amortization Period (in Years)
Intangible assets subject to amortization:
Customer relationships	$126.7	15
Trademark	7.4	15
Favorable leasehold interest	3.9	56

Total intangible assets subject to amortization	$138.0	16

Customer relationships have been amortized on an accelerated method relative to the estimated economic value generated by these assets in future years. The trademark and favorable leasehold interest are both amortized on a straight-line basis, which approximates the estimated economic value generated by this asset in future years.

The following unaudited pro forma results of operations assumes this acquisition was completed as of January 1, 2009:

(dollars in millions)	Year Ended December 31,
	2010	2009
Revenue	$159.1	$130.8
Income (loss) from continuing operations	8.8	(1.5)

These pro forma results include adjustments related to the purchase price allocation and financing of the acquisition as well as the results of Cyrus Networks prior to the acquisition. The pro forma adjustments and their effect on the income (loss) from continuing operations were as follows:

	Year Ended December 31,
(dollars in millions)	2010	2009
Elimination of deferred installation revenue	$(1.7)	$(1.6)
Elimination of deferred sales commissions	0.8	0.8
Increase in depreciation and amortization on acquired property and intangibles	(6.5)	(12.9)
Reclass acquisition costs to earliest year presented	9.0	(9.0)
Higher interest costs associated with acquisition-related debt	(1.4)	(4.4)
Tax effects of above entries	(2.6)	5.1

Total	$(2.4)	$(22.0)

The pro forma information shown above does not necessarily reflect the actual results of operations had the acquisition been consummated at the beginning of the annual reporting period indicated nor is it necessarily indicative of future operating results. The pro forma information does not include any (i) potential revenue enhancements, cost synergies or other operating efficiencies that could result from the acquisition or (ii) transaction or integration costs relating to the acquisition.

5. Investment in Real Estate

For the year ended December 31, 2012, an impairment of $17.1 million related to our gross investment in real estate was incurred. Disposals associated with buildings and improvements were $0.6 million.

Acquisition of Real Estate

In January 2012, we purchased a 30-acre parcel of land and a 659,340 square foot building in Carrollton, Texas (Dallas metro area) for $23.4 million. Land was allocated $16.1 million of the purchase price and the remaining $7.3 million was associated with developing this building into an operating data center.

In July 2012, the Predecessor purchased six acres of land adjacent to the Westway Park (Houston West) facility for $2.0 million. Concurrent with this purchase, we committed to fund construction of a 157,000 square foot building at a cost of $11.1 million. We deposited these funds into an escrow account to fund construction and $4.8 million was drawn to fund construction costs as of December 31, 2012. This account is presented as restricted cash in the accompanying condensed combined balance sheet. Upon completion of the shell, this building will be further developed into a data center.

In September 2011, the Predecessor purchased 56 acres of land to build a data center near Phoenix, Arizona. The purchase price of this property was $14.8 million. This facility was commissioned in 2012, providing approximately 36,000 square feet of colocation space.

In December 2011, the Predecessor purchased a 10-acre parcel of land and building in San Antonio, Texas. The purchase price of this property was $7.6 million. The purchase price was allocated $4.6 million to land with the remaining $3.0 million allocated to the building. This facility was commissioned in 2012, providing approximately 36,000 square feet of colocation space.

6. Goodwill, Intangible and Other Long-Lived Assets

Goodwill and intangible assets were recognized in connection with the acquisition of Cyrus Networks as well as prior acquisitions. The carrying amount of goodwill was $276.2 million for both 2012 and 2011.

Summarized below are the carrying values for the major classes of intangible assets:

		December 31,
(dollars in millions)		2012		2011
	Weighted- Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15	$129.5	$(36.8)	$136.6	$(26.4)
Trademark	15	7.4	(1.2)	7.4	(0.7)
Favorable leasehold interest	56	3.9	(0.2)	3.9	(0.1)

Total		$140.8	$(38.2)	$147.9	$(27.2)

During the second quarter of 2012, management identified impairment indicators for a customer relationship intangible and other long-lived assets primarily related to GramTel acquisition. We performed step one of the impairment tests for these assets utilizing cash flow estimates from our most recent long-term business plan and other updated assumptions. The results of these tests indicated a potential impairment loss for each of these asset groups.

Management engaged a third-party valuation specialist to assist with our estimation of the fair value of these assets. Management estimated the fair value of the customer relationship using the income approach, which discounted the expected earnings attributable to current customer contracts, and includes estimates of future expenses, capital expenditures and an appropriate discount rate.

Management also estimated the fair value of other long-lived assets, primarily leasehold improvements, using an income approach based on projected discounted future cash flows using estimates of future revenues and expenses, projected capital expenditures and an appropriate discount rate. The fair value of the customer relationship intangible was estimated by management to be $2.8 million resulting in an asset impairment of $1.5 million. Management estimated the fair value of other long-lived assets, primarily leasehold improvements, at $2.4 million resulting in an impairment loss of $11.8 million. Both fair value estimates are deemed Level 3 measurements within the fair value hierarchy due to the significance of unobservable inputs utilized in these measurements.

Amortization expense for intangible assets subject to amortization was $16.4 million, $15.5 million and $9.2 million in 2012, 2011 and 2010, respectively. The following table presents estimated amortization expense for 2013 through 2017:

(dollars in millions)
2013	$16.9
2014	16.9
2015	14.6
2016	11.5
2017	9.4

7. Sale of Accounts Receivable

Prior to October 1, 2012, we sold most of our receivables to an affiliated entity at a discount of 2.5% of the face value. Proceeds from the sale of these assets were settled through CBI’s centralized cash management system. Effective October 1, 2012, we terminated our participation in this program and previously derecognized receivables of $25.9 million were transferred back to us.

As of December 31, 2011, derecognized and delinquent receivables associated with this arrangement were $20.7 million and $3.3 million, respectively. Credit losses on sold receivables were immaterial.

	For the years ended December 31,
(dollars in millions)	2012	2011	2010
Receivables sold, net	$127.8	$137.5	$70.2
Proceeds upon sale	124.6	134.0	68.4
Loss on sale	3.2	3.5	1.8
Servicing fees received	0.1	0.1	0.1

8. Debt and Other Financing Arrangements

Debt and other financing arrangements presented in the accompanying combined financial statements consist of the following:

	As of December 31,
(dollars in millions)	2012	2011
Revolving credit agreement	$—	$—
Capital lease obligations	32.2	42.9
Related party note due on demand	—	80.2
Related party note due 2018	—	400.0
6 3/8% Senior Notes due 2022	525.0	—
Other financing arrangements	60.8	48.2

Total	$618.0	$571.3

Revolving credit agreement—On November 20, 2012, we entered into a credit agreement (the “Credit Agreement”) which provides for a $225 million senior secured revolving credit facility, with a sublimit of $50 million for letters of credit and a $30 million sublimit for swingline loans. The Credit Agreement has a maturity date of November 20, 2017. Borrowings under the Credit Agreement will be used for working capital, capital expenditures and other general corporate purposes of CyrusOne LP. Letters of credit will be used for general corporate purposes.

Borrowings under the Credit Agreement bear interest, at our election, at a rate per annum equal to LIBOR or a base rate plus an applicable margin equal to, in the case of LIBOR borrowings, 3.50% per annum and, in the case of base rate borrowings, 2.50% per annum, subject to periodic adjustment for changes in the total net leverage ratio.

Borrowings under the Credit Agreement are guaranteed by CyrusOne Inc., CyrusOne GP, CyrusOne Finance Corp., CyrusOne LLC, CyrusOne TRS Inc., and CyrusOne Foreign Holdings LLC. The obligations under the Credit Agreement are secured by, subject to certain exceptions, the capital stock of certain of our subsidiaries, certain intercompany debt and the tangible and other intangible assets of us and certain of our subsidiaries.

The Credit Agreement contains customary affirmative and negative covenants (which are in some cases subject to certain exceptions), including, but not limited to, restrictions on the ability to incur additional indebtedness, create liens, make certain investments, make certain dividends and related distributions, prepay certain debt, engage in affiliate transactions, enter into, or undertake, certain liquidations, mergers, consolidations or acquisitions, amend the organizational documents and dispose of assets or subsidiaries. In addition, the Credit Agreement requires us to maintain a certain secured net leverage ratio, ratio of earnings before interest taxes depreciation and amortization (“EBITDA”) to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding the limitations set forth above, we will be permitted, subject to the terms and conditions of the Credit Agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our adjusted funds from operations for any period.

The Credit Agreement contains customary events of default (which are in some cases subject to certain exceptions, thresholds, notice requirements and grace periods), including, but not limited to, nonpayment of principal or interest, failure to perform or observe covenants, breaches of representations and warranties, cross-defaults with certain other indebtedness, certain bankruptcy-related events or proceedings, final monetary judgments or orders, ERISA defaults, certain change of control events and loss of REIT status following a REIT election by us.

As of December 31, 2012, there were no borrowings on the Credit Agreement.

We pay commitment fees for the unused amount of borrowings on the Credit Agreement and letter of credit fees on any outstanding letters of credit. The commitment fees are equal to 0.50% of the actual daily amount by which the aggregate revolving commitments exceed the sum of outstanding revolving loans and letter of credit obligations. Commitment fees related to the Credit Agreement were immaterial in 2012.

Capital lease obligations—We use leasing as a source of financing for certain of our data center facilities and related equipment. We currently operate six data center facilities recognized as capital leases. We have options to extend the initial lease term on all these leases and options to purchase the facility for one of these leases. Interest expense on capital lease obligations was $7.4 million, $5.4 million and $4.3 million in 2012, 2011 and 2010, respectively.

Related party note due on demand—Prior to November 20, 2012, we participated in CBI’s centralized cash management program. On a daily basis, all excess cash was transferred to CBI’s corporate cash accounts. Likewise, substantially all funds to finance our operations and capital expenditures were funded by CBI. Advances and borrowings between affiliates were governed by an intercompany cash management note. Borrowings were unsecured. On November 20, 2012, we repaid $80 million on this note and the remaining amount outstanding was not contributed to CyrusOne LP.

Effective November 19, 2010, all advances/borrowings bear interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to this date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in 2012, 5.0% in 2011 and 4.2% in 2010.

Related party note due 2018—On December 31, 2010, the Predecessor funded a distribution to CBI by issuing a note payable to CBI for $400 million (see further discussion of the distribution in Note 10). This note bore interest at 7.25% and matured in 2018. Interest was settled on a monthly basis through CBI’s centralized cash management system. On November 20, 2012, this note was repaid in full.

6 3/8% Senior Notes due 2022—On November 20, 2012, CyrusOne LP and CyrusOne Finance Corp. (the “Issuers”) issued $525 million of 6 3/8% Senior Notes due 2022 (“Senior Notes”). The Senior Notes are senior unsecured obligations of the Issuers, which rank equally in right of payment with all existing and future unsecured senior debt of the Issuers. The Senior Notes are effectively subordinated to all existing and future secured indebtedness of the Issuers to the extent of the value of the assets securing such indebtedness. The Senior Notes are guaranteed on a joint and several basis by CyrusOne Inc., CyrusOne GP, and each of CyrusOne LP’s existing and future domestic wholly-owned subsidiaries, subject to certain exceptions. Each such guarantee is a senior unsecured obligation of the applicable guarantor, ranking equally with all existing and future unsecured senior debt of such guarantor and effectively subordinated to all existing and future secured indebtedness of such guarantor to the extent of the value of the assets securing that indebtedness. The Senior Notes are structurally subordinated to all liabilities (including trade payables) of each subsidiary of the Issuer that does not guarantee the Senior Notes. The Senior Notes bear interest at a rate of 6 3/8% per annum, payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013, to persons who are registered holders of the Senior Notes on the immediately preceding May 1 and November 1, respectively.

The indenture governing the Senior Notes limits the ability of the CyrusOne LP and its restricted subsidiaries to incur indebtedness, encumber their assets, enter into sale and leaseback transactions, make restricted payments, create dividend restrictions and other payment restrictions that affect the CyrusOne LP’s restricted subsidiaries, permit restricted subsidiaries to guarantee certain indebtedness, enter into transactions with affiliates, sell assets and engage in certain business activities, in each case subject to certain qualifications set forth in the indenture.

The Senior Notes will mature on November 15, 2022. However, prior to November 15, 2017, the Issuers may, at their option, redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, plus a “make-whole” premium. On or after November 15, 2017, the Issuers may, at our option, redeem some or all of the 6 3/8% Senior Notes at any time at declining redemption prices equal to (i) 103.188% beginning on November 15, 2017, (ii) 102.125% beginning on November 15, 2018, (iii) 101.063% beginning on November 15, 2019 and (iv) 100.000% beginning on November 15, 2020 and thereafter, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. In addition, before November 15, 2015, and subject to certain conditions, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of certain equity offerings at 106.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that (i) at least 65% of the aggregate principal amount of the Senior Notes remains outstanding and (ii) the redemption occurs within 90 days of the closing of any such equity offering.

Other financing arrangements—Other financing arrangements represents leases of real estate in which we are involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property and, at the lease inception date, we are required to record at fair value the property and associated liability on our balance sheet. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations.

In 2011, we terminated the financing obligation for one of these facilities by purchasing the property from the former lessor. The Predecessor recognized a loss on extinguishment of debt of $1.4 million upon the termination of this arrangement.

The following table summarizes our annual minimum payments associated with our other financing arrangements for the five years subsequent to December 31, 2012 and thereafter:

(dollars in millions)
2013	$6.0
2014	6.4
2015	6.6
2016	6.7
2017	6.9
Thereafter	42.3

Total financing arrangements	$74.9

The following table summarizes annual principal maturities of our of 6 3/8% Senior Notes due 2022 and capital leases for the five years subsequent to December 31, 2012, and thereafter:

(dollars in millions)	Capital leases	Long term debt	Total Debt
2013	$6.3	$—	$6.3
2014	4.0	—	4.0
2015	3.5	—	3.5
2016	3.8	—	3.8
2017	2.6	—	2.6
Thereafter	12.0	525.0	537.0

Total debt	$32.2	$525.0	$557.2

Deferred financing costs—Deferred financing costs are costs incurred in connection with obtaining long-term financing. In 2012, deferred financing costs were incurred in connection with the issuance of the Senior Notes due 2022. As of December 31, 2012, deferred financing costs totaled $16.9 million. There were no deferred financing costs as of December 31, 2011. Deferred financing costs are amortized over the term of the related indebtedness or credit agreement. Amortization of deferred financing costs, included in interest expense in the Combined Statements of Operations, totaled $0.3 million in 2012 with no such costs in 2011 and 2010.

Debt covenants

The indenture governing the 6 3/8% Senior Notes contains affirmative and negative covenants customarily found in indebtedness of this type, including a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to: incur secured or unsecured indebtedness; pay dividends or distributions on its equity interests, or redeem or repurchase equity interests of the Company; make certain investments or other restricted payments; enter into transactions with affiliates; enter into agreements limiting the ability of the operating partnership’s subsidiaries to pay dividends or make certain transfers and other payments to the operating partnership or to other subsidiaries; sell assets; and merge, consolidate or transfer all or substantially all of the operating partnership’s assets. Notwithstanding the foregoing, the covenants contained in the indenture do not restrict the Company’s ability to pay dividends or distributions to stockholders to the extent (i) no default or event of default exists or is continuing under the indenture and (ii) the Company believes in good faith that we qualify as a REIT under the Internal Revenue Code and the payment of such dividend or distribution is necessary either to maintain its status as a REIT or to enable it to avoid payment of any tax that could be avoided by reason of such dividend or distribution. The Company and its subsidiaries are also required to maintain total unencumbered assets of at least 150% of their unsecured debt on a consolidated basis, provided that for the purposes of such calculation their revolving credit facility shall be treated as unsecured indebtedness.

The Credit Agreement requires us to maintain a certain secured net leverage ratio, ratio of EBITDA to fixed charges and ratio of total indebtedness to gross asset value, in each case on a consolidated basis. Notwithstanding these limitations, we will be permitted, subject to the terms and conditions of the Credit Agreement, to distribute to our shareholders cash dividends in an amount not to exceed 95% of our adjusted funds from operations for any period. Similarly, our indenture permits dividends and distributions necessary for us to maintain our status as a real estate investment trust.

The Company’s most restrictive covenants are generally included in its Credit Agreement. In order to continue to have access to the amounts available to it under the Credit Agreement, the Company must remain in compliance with all covenants.

9. Fair Value of Financial Instruments

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their carrying value because of the short-term nature of these instruments. The carrying value and fair value of other financial instruments are as follows:

	December 31, 2012		December 31, 2011
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Related party note due on demand	$—	$—	$80.2	$80.2
Related party note due 2018	—	—	400.0	415.1
6 3/8% Senior Notes due 2022	525.0	547.3	—	—
Other financing arrangements	60.8	69.5	48.2	47.5

The fair value of our Senior Notes was estimated based on the market price of these notes at December 31, 2012 which is considered level two of the fair value hierarchy. The fair value of other financing arrangements at December 31, 2012 was estimated by applying our credit spread to the risk-free rate for a similar duration borrowing. As of December 31, 2011, we did not have any outstanding borrowings, so the current borrowing rate was estimated by applying our Parent’s credit spread to the risk-free rate for a similar duration borrowing.

The fair value of other financing arrangements was calculated using a discounted cash flow model that incorporates current borrowing rates for obligations of similar duration. These fair value measurements are considered Level 3 of the fair value hierarchy. The fair value of the related party note due on demand was equal to its carrying value as it bore interest at a current market rate.

Non-recurring Fair Value Measurements

Certain long-lived assets, intangibles and goodwill are required to be measured at fair value on a non-recurring basis subsequent to their initial measurement. These non-recurring fair value measurements generally occur when evidence of impairment has occurred.

As of December 31, 2012, the following assets were measured at fair value:

(dollars in millions)	December 31, 2012	Quoted prices in active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment Losses
Customer relationships	$2.8	$—	$—	$2.8	$(1.5)
Buildings and improvements	2.4	—	—	2.4	(11.8)

Impairment losses					$(13.3)

In the second quarter of 2012, the customer relationship intangible obtained in our former GramTel acquisition was deemed impaired. The fair value of this asset was estimated at $2.8 million, resulting in an impairment loss of $1.5 million. The fair value of this asset was estimated by management with the assistance of a third-party valuation specialist. Management estimated the fair value using the income approach, which discounted the expected future earnings attributable to current customer contracts, and includes estimates of future expenses, capital expenditures and a discount rate of 12%. This fair value measurement is considered a Level 3 measurement due to the significance of its unobservable inputs.

In addition, leasehold improvements and other property at GramTel data centers were deemed impaired. Prior to recognizing the impairment, these assets had a net book value of $14.2 million as of June 30, 2012. The fair value of the assets was written down to the estimated fair value of $2.4 million, resulting in an impairment loss of $11.8 million. The fair value of these assets was estimated by management with the assistance of a third-party valuation specialist. Management estimated the fair value using an income approach. Projected discounted cash flows included estimates regarding future revenues and expenses, projected capital expenditures and a discount rate of 12%. This fair value measurement is considered a Level 3 measurement due to the significance of its unobservable inputs.

10. Parent’s Net Investment

At December 31, 2012, partnership capital represented CBI’s net investment in CyrusOne LP. On November 20, 2012, CyrusOne LP received a contribution of interests in the real estate properties from CBI. In exchange, CyrusOne LP issued 123,688,687 operating partnership units to CBI. CBI also assumed certain of the Predecessor’s intercompany payables and other liabilities of $196.4 million. Subsequent to December 31, 2012, CyrusOne LP executed a 2.8 to 1.0 reverse unit split, resulting in CBI owning 44,102,556 operating partnership units.

Prior to November 20, 2012, the Predecessor was not a separate legal entity and was operated by CBI during the periods presented. At December 31, 2011, divisional control represented CBI’s net investment in the Predecessor. In 2011, the Predecessor distributed $7.8 million to CBI.

On December 31, 2010, CBI restructured its data center legal entities, including intercompany borrowings. In conjunction with this restructuring, Parent acquisition-related debt of $160.2 million (net of unamortized discount and debt issue costs) and related party notes payable to CBI of $24.8 million were subsumed into a new $400 million note payable to CBI and a distribution was issued to CBI in the amount of $215.0 million.

In 2010, the Predecessor received a $366.7 million contribution from CBI to fund the acquisition of Cyrus Networks and assumed $159.6 million of parent acquisition-related debt, net of associated discount and issuance costs. Other distributions to CBI, net were $0.8 million in 2010, inclusive of CBI’s contribution of the Goldcoast Drive (Goldcoast) data center at historical carrying value.

11. Customer Leases

Customer lease arrangements customarily contain provisions that either allow for renewal or continuation on a month-to-month arrangement. Certain leases contain early termination rights. At lease inception, early termination is generally not deemed reasonably assured due to the significant economic penalty incurred by the lessee to exercise its termination right and to relocate its equipment. The future minimum lease payments to be received under non-cancelable operating leases, excluding month-to-month arrangements and submetered power, for the next five years are shown below:

(dollars in millions)
2013	$135.2
2014	106.5
2015	70.7
2016	49.6
2017	34.1

12. Pension and Other Employee Benefit Plans

Historically, some of our shared employees and retirees participated in CBI’s pension and other benefit plans. CBI managed these plans on a combined basis for all its affiliates and funded all plan contributions. Our employees were also eligible to participate in one of two sponsored defined contribution plans. One of these plans is sponsored by CyrusOne LP and the other by CBI. Employee contributions to these plans are matched by the sponsoring employer. Our direct and allocated contributions to these plans were $0.4 million, $0.4 million, and $0.3 million in 2012, 2011 and 2010, respectively.

Some of our shared employees also participate in CBI sponsored health care plans which provide medical, dental, vision and prescription benefits. This plan is also managed by CBI on a combined basis for all its affiliates. We are unable to estimate our share of CBI’s liability for claims incurred but not reported or reported but not paid. Our allocated cost of these plans was $0.1 million, $0.8 million and $0.9 million in 2012, 2011, and 2010, respectively.

13. Stock-Based Compensation Plans

Some of our employees were granted stock options, stock appreciation rights, and awards indexed to CBI’s common stock under CBI sponsored long-term incentive plans. These awards may have been time -based or performance-based. Generally these stock options awards vested three years from the grant date and expired ten years from the date of grant. Performance based stock option and other awards generally vested over three to four years and upon the achievement of certain performance-based objectives. Performance-based awards were expensed based on their grant date fair value, if it was probable that the performance conditions were achieved. For cash-settled awards which are indexed to CBI’s common stock price, compensation expense was recognized for changes in the market price of CBI’s common stock. Subsequent to December 31, 2012, all unvested share-based awards issued by CBI to CyrusOne employees were forfeited.

Allocated stock-based compensation expense (benefit) was $3.4 million, $0.6 million and $(0.2) million in 2012, 2011 and 2010, respectively. The allocated cost was determined based upon specific identification of awards to specific data center employees as well as shared employees. For shared employees, the allocated cost was based upon the individual’s estimated percentage of time spent on data center activities. In 2010, a performance-based award was forfeited resulting in the reversal of previously recognized compensation costs. The tax (benefit) expense associated with stock-based compensation was $(0.9) million, $(0.2) million and $0.1 million in 2012, 2011 and 2010, respectively.

14. Related Party Transactions

Prior to November 20, 2012, CyrusOne Inc., CyrusOne GP, CyrusOne LP and its subsidiaries were not separate legal entities and were operated by CBI during the periods presented. As discussed in Note 1, the combined financial statements have been prepared from the records maintained by CBI and may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred if the business had been operated as an unaffiliated company. The combined financial statements reflect the following transactions with CBI and its affiliated entities.

Revenues—CyrusOne leases space in its data centers to CBT and CBTS. Revenue recognized from these arrangements was $5.4 million, $4.4 million and $2.0 million in 2012, 2011 and 2010, respectively. In November 2012, we entered into separate data center colocation agreements with CBT and CBTS whereby we will continue to lease colocation space to each of them at certain of our data centers. The data center colocation agreement with CBT provides for CBT’s lease of data center space, power and cooling in certain of our data centers for a period of five years at an aggregate rate of $3.8 million per year. Our data center colocation agreement with CBTS provides for CBTS’s lease of data center space, power and cooling at certain data center facilities for a period of five years at an aggregate rate of $1.6 million per year. Both agreements are renewable for an additional five-year term at market rates.

CBT occupies space in our 229 West Seventh Street facility that is utilized in its network operations. In November 2012 in connection with our purchase of this property, we entered into an agreement to lease this space to CBT for a period of five years, with three renewal options of five years each, at an initial annual base rent of approximately $0.1 million, plus a proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Revenue earned from this lease was less than $0.1 million in 2012, with no such revenue in prior years.

In November 2012, we entered into agreements to lease office space to CBT at our Goldcoast Drive (Goldcoast) data center facility and to CBTS at our Parkway (Mason) data center facility. The aggregate annual base rent for these spaces will be approximately $0.3 million per year. The term of these agreements are five years each. Both agreements contain three five-year renewal options at market rates. Revenue earned from these leases was $0.3 million in both 2012 and 2011, and $0.2 million in 2010.

In January 2012, we entered into a transition services agreement to provide CBTS with network interface services. Revenue recognized for these services was $0.5 million in 2012, with no such revenue in prior years. In November 2012, we entered into a new transition services agreement with CBTS where we will continue to provide them with network interface services. The annual fee to be paid by CBTS for these services is approximately $0.5 million, which may decline in future periods as CBTS migrates its network interfaces onto an independent architected and managed CBTS network. These services will be provided on a month-to-month basis, until such time the services in question have been fully transitioned, which we expect may be as long as 24 months.

As of December 31, 2012, CBTS continues to be the named lessor for two data center leases. Revenues associated with these leases were $14.3 million, $14.2 million and $13.1 million in 2012, 2011, and 2010, respectively. In 2012, we entered into an agreement with CBTS whereby we perform all obligations of CBTS under the lease agreements. CBTS confers the benefits received under such lease agreements to us and CBTS is granted sufficient usage rights in each of our data centers so that it remains as lessor under each such lease agreement. In addition, CBTS will continue to perform billing and collections on these accounts.

Property Operating Expenses—In January 2012, we entered into a transition services agreement with CBTS where CBTS provided us with network support, services calls, monitoring and management, storage and backup and IT systems support. Expense recognized for these services was $1.5 million in 2012, with no such costs in prior years. In November 2012, we entered into new services agreements with CBT and CBTS. Under the CBTS services agreement, CBTS has agreed to provide us with certain managed storage and backup services. These services will be provided on a month-to-month basis, and charges will be based on the variable amount of gigabytes managed by CBTS each month. CBTS will charge us a rate of $0.56 per gigabyte, and the annual fee to be paid by us for these services is approximately $0.2 million. We expect that services under this agreement may extend for as long as 36 months.

Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services. Expense recognized from this arrangement was $0.7 million in 2012, with similar amounts in 2011 and 2010.

In conjunction with the purchase of the property located at 229 West Seventh Street, we executed a reciprocal easement and shared services agreement. CBT continues to own the adjacent property that was historically operating together with 229 West Seventh Street as one property. Pursuant to this agreement, we granted reciprocal easements to each other; CBT has easements for continued use of portions of our building and CBT provides fuel storage, fire suppression and other building services to us; and we provide chilled water, building automation systems related to heating, ventilation and air conditioning (“HVAC”) and other building services to CBT. The shared services agreement is expected to continue for a period of fifteen years with five renewal options of five years each. Initially, we are responsible for operating and managing the service facilities for both buildings. Each party will bear its own utility costs, as well as property taxes and insurance. Shared building operating costs will be charged to each party on the basis of the actual costs incurred, allocated based on the proportionate share of usage. Each party will also pay the other party less than $0.2 million per year to maintain shared building infrastructure systems.

In November 2012, we also entered into an agreement to lease space at CBT’s 209 West Seventh Street facility for a period of five years, with three renewal options of five years each. The initial annual base rent will be approximately $0.1 million per year, plus our proportionate share of building operating costs. Commencing on January 1, 2014, and on January 1 of each year thereafter, such base rent shall increase by 1% of the previous year’s base rent. Expense recognized from this arrangement was less than $0.1 million in 2012, and $0.4 million in 2011 and 2010.

Benefits and Insurance—Some of our employees participated in pension, postretirement, health care and stock-based compensation plans sponsored by CBI or an affiliate. Our allocated costs for employee benefits were determined by specific identification of the costs associated with our participating employees or based upon the percentage that our employees represent of total participants. Our allocated employee benefit plan costs were $3.5 million, $1.8 million and $1.1 million in 2012, 2011 and 2010, respectively.

We also participated in centralized insurance programs managed by CBI which included coverage for general liability, workers’ compensation, automobiles and various other risks. CBI has third-party insurance policies for certain of these risks and is also self-insured within certain limits. CBI’s self-insured costs have been actuarially determined based on the historical experience of paid claims. Our allocated cost for participation in these programs was determined on the basis of revenues, headcount or insured vehicles. Our allocated insurance costs were $0.4 million, $0.4 million and $0.2 million in 2012, 2011 and 2010, respectively. Subsequent to our initial public offering, we will maintain our own commercial insurance policies.

Selling & Marketing—Effective January 1, 2012, we entered into marketing agreements with CBT and CBTS to appoint these affiliates as CyrusOne authorized marketing representatives. Pursuant to the terms of these agreements, we pay these affiliates a commission for all new leases for space they attain, which is calculated as a percentage of the first month’s recurring revenue with respect to such space, which ranges from 30% to 140%, depending on the lease term. For the year ended December 31, 2012, commissions incurred pursuant to these arrangements was $0.3 million, with no such costs in prior years. The term of these agreements expired on December 31, 2012.

General & Administrative—We have entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain services, on an as needed basis, until the earlier of December 31, 2014 or one year from the completion of our initial public offering; provided, however that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee. Expense recognized in 2012 for this arrangement was not material, with no such costs in prior years.

Management Fees—Prior to November 20, 2012, CBI provided various management services, including executive management, cash management, legal, treasury, human resources, accounting, tax, internal audit and risk management services. Our allocated cost for these services was based upon specific identification of costs incurred on our behalf or a reasonable estimate of costs incurred on our behalf, such as relative revenues. Our allocated cost for management services was $2.5 million, $2.3 million and $3.6 million in 2012, 2011 and 2010, respectively. In November 2012, we entered into a transition services agreement with CBI pursuant to which CBI will continue to provide certain of these services, on an as needed basis to the operating partnership one year from the date of our initial public offering, provided, however, that the agreement or the provision of a particular service to be provided thereunder may be terminated for convenience by us upon 30 days’ prior written notice. The fees for these services will be based on actual hours incurred for these services at negotiated hourly rates or a negotiated set monthly fee.

Loss on Sale of Receivables—Prior to October 1, 2012, we participated in an accounts receivable securitization program sponsored by CBI for certain of its subsidiaries. Under this program, we continuously sold certain trade accounts receivable to CBF at a 2.5% discount to the receivables’ face value. In turn, CBF granted, without recourse, a senior undivided interest in the pooled receivables to commercial paper conduits in exchange for cash. The loss on sale of our account receivables was $3.2 million, $3.5 million and $1.8 million in 2012, 2011 and 2010, respectively. See Note 7 for further details. Effective October 1, 2012, we terminated our participation in this accounts receivable securitization program.

Interest Expense—On December 31, 2010, CBI restructured its data center legal entities, including their intercompany borrowings. The Predecessor issued a $400 million note to CBI, which bore interest at 7.25%. On November 20, 2012, this note was repaid in full. Interest on this note was settled monthly through CBI’s centralized cash management program. Interest expense of approximately $26 million and $29 million was recognized on this note for the year ended December 31, 2012 and 2011, respectively, with no such cost in 2010.

Prior to November 20, 2012, we participated in CBI’s centralized cash management program. On a periodic basis, all excess cash was transferred to CBI’s corporate cash accounts. Likewise, substantially all funds to finance our operations, as well as capital expenditures, were funded by CBI. Advances and borrowings between affiliates were governed by an intercompany cash management agreement. Effective November 19, 2010, all advances/borrowings bore interest at the average 30-day Eurodollar rate for the calendar month plus the applicable credit spread for Eurodollar rate borrowings charged for CBI’s revolving line of credit. Prior to this date, the interest rate applied to such advances and borrowings was CBI’s short-term borrowing rate. The average rate earned or charged was 5.0% in 2012, 5.0% in 2011 and 4.2% in 2010. As of November 20, 2012, $80 million of these borrowings were repaid. As of December 31, 2011, borrowings of $80.2 million were presented within due to affiliates and related party notes payable in the accompanying combined financial statements. Net interest expense recognized on notes due to or from related parties was $7.0 million in 2012, and $1.1 million in 2011 and 2010.

Other—Under the CBT services agreement, CBT provides us with connectivity services for a period of five years related to several of our data center facilities. These services are related to the use of fiber and circuit assets that are currently a part of the CBI network. The annual fee for these services will be $0.9 million, subject to reduction if we terminate certain services. Expense recognized from this arrangement was $0.7 million in 2012, with similar amounts in 2011 and 2010.

On November 20, 2012, we also entered into a non-competition agreement with CBI, pursuant to which we and CBI agreed not to enter into each other’s lines of business, subject to certain exceptions for a period of four years from such date. Pursuant to the terms of this agreement, we agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of providing telecommunications services in certain areas of Ohio, Kentucky and Indiana in which CBI operates as of such date. We also agreed not to seek, request or apply for any certification or license to provide telecommunications services in such areas during the term of the agreement. CBI agreed not to directly or indirectly engage in, or have any interest in any entity that engages in, the business of constructing and selling, operating or providing data center services in the United States or any foreign jurisdiction in which we operate. However, CBI may continue to offer certain data center services, provided that such services are ancillary to its provisions of existing IT services, and CBI does not own, lease or is contracted to own, lease or manage the data center infrastructure of the facility in which such existing IT services are being provided.

In conjunction with the completion of the above described financing transactions, CyrusOne LP was released from its guarantee of CBI’s indebtedness.

The reciprocal easement and shared services agreement described above also contains a make-whole provision that requires us to make a payment to CBT if CBT’s carrier access revenue declines below $5.0 million per annum as a result of certain actions taken by us which result in circuit disconnections or reductions at CBT. The term of this make-whole provision is approximately four years.

15. Restructuring Charges

In 2010, the Predecessor terminated a sales commission plan in order to transition to a common plan across all its locations. Effective January 1, 2011, all sales commissions are calculated as a percentage of the initial customer billing and paid at lease commencement. Prior to this date, certain sales commissions were determined as a percentage of monthly billings over the term of the customer relationship. A restructuring charge of $1.4 million was recognized in 2010 to settle all remaining commission obligations associated with the terminated plan. This amount was paid in full in 2011. No restructuring charges were recognized in 2012 or 2011.

16. Income Taxes

The Predecessor was historically included in CBI’s consolidated tax return. In the accompanying financial statements we have accounted for income taxes on a separate company basis. Effective November 20, 2012 the operating assets of the business were contributed to CyrusOne LP, a partnership. The partnership will not be subject to federal income tax on net taxable income, as the income will flow through to the partners. Income tax at the partnership level will be limited to foreign income taxes and income tax assessed by a few state and local jurisdictions that assess tax directly to the partnership rather than the partners. Income tax benefit below reflects federal, foreign and various state and local net tax benefits generated prior to the formation of the partnership as well as foreign, state and local net tax benefit on taxable loss generated by the partnership.

	Year Ended December 31,
(dollars in millions)	2012	2011	2010
Income tax expense (benefit):
Continuing operations	$(5.1)	$2.2	$2.7
Loss on sale of real estate improvements	—	—	(0.1)

Total	$(5.1)	$2.2	$2.6

	Year Ended December 31,
(dollars in millions)	2012	2011	2010
Current:
Federal	$—	$—	$—
Foreign	—	—	—
State and local	0.9	0.6	0.3

Total current	0.9	0.6	0.3
Deferred:
Federal	(5.7)	1.5	2.1
Foreign	(1.6)	(0.2)	—
State and local	(0.3)	—	0.3

Total deferred	(7.6)	1.3	2.4
Valuation allowance	1.6	0.3	—

Total	$(5.1)	$2.2	$2.7

Prior to November 20, 2012, current tax expense was considered paid as incurred through CBI’s centralized cash management program.

The following is a reconciliation of the statutory federal income tax rate with the Predecessor’s effective tax rate for each year:

	Year Ended December 31,
	2012	2011	2010
U.S. federal statutory rate	35.0%	35.0%	35.0%
Partnership income not taxed at federal statutory rate	(7.0)%	0.0%	0.0%
State and local income taxes, net of federal income tax	(1.4)%	11.6%	5.7%
Change in valuation allowance, net of federal income tax	(5.6)%	6.6%	0.3%
Nondeductible portion of meals and entertainment	(0.5)%	3.6%	1.5%
Effects of foreign income taxes	(0.2)%	2.2%	0.0%
Other differences, net	(0.2)%	0.4%	0.2%

Effective tax rate	20.1%	59.4%	42.7%

On November 20, 2012, substantially all assets and liabilities associated with our data center operations were contributed by CBI to CyrusOne LP, except for certain tax assets, liabilities and related notes payables. Thus CyrusOne Inc. and CyrusOne LP will have no federal net operating losses available to offset future taxable income and only a small amount of local net operating losses generated in the current year. CyrusOne LP retained the historical net operating losses related to its foreign operations. As of December 31, 2012, CyrusOne LP had approximately $1.2 million of foreign net operating loss carryforwards. Due to the uncertainty related to the realization of these net operating losses, a valuation allowance has been established for the entire $1.2 million of loss carryforwards.

The components of our deferred tax assets and liabilities shown below at the end of 2011 and 2010 reflect deferred taxes at the end of each year and prior to the formation of the partnership. Deferred taxes at the end of 2012 reflect foreign, state and local deferred taxes remaining after contributions to the partnership.

	Year Ended December 31,
(dollars in millions)	2012	2011	2010
Deferred tax assets:
Net operating loss carryforwards	$1.3	$16.0	$7.7
Real estate and other property	1.1	—	—
Unearned revenue	0.1	5.7	4.2
Other	—	0.3	0.9

Total deferred tax assets	2.5	22.0	12.8
Valuation allowance	(1.9)	(0.3)	(0.1)

Total deferred tax assets, net of valuation allowance	0.6	21.7	12.7

Deferred tax liabilities:
Real estate and other property	—	17.5	8.2
Employee compensation	0.1	1.7	0.6
Other	—	0.6	0.5

Total deferred tax liabilities	0.1	19.8	9.3

Net deferred tax assets	$0.5	$1.9	$3.4

The ultimate realization of the deferred income tax assets depends upon our ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards. Based upon historical and future projected earnings, we believe we will fully utilize local net operating loss carryforwards prior to their expiration. Management has concluded that it is more likely than not that certain foreign tax loss carryforwards will not be realized prior to their expiration. As of December 31, 2012 and 2011, the valuation allowance associated with these net operating losses as well as other deferred tax assets was $1.9 and $0.3 million, respectively.

As of December 31, 2012 and 2011, there were no unrecognized tax benefits. We do not currently anticipate that the amount of unrecognized tax benefits will change significantly over the next year.

CyrusOne LP files separate tax returns in various state, local and foreign jurisdictions. CyrusOne LP was historically included in the consolidated filings of CBI and its subsidiaries for the federal jurisdiction and certain state and local jurisdictions. With a few exceptions, CBI and its subsidiaries are no longer subject to U.S. federal, state or local examinations for years prior to 2009.

17. Commitments and Contingencies

Affiliate Guarantees of Lease Obligations

CBI has guaranteed our performance under certain leases. CBI had also issued a letter of credit to provide assurance that we will meet our lease commitments. This letter of credit expired in December 2012. Fees for maintaining this letter of credit were paid by CBI and allocated to us through management fees. These fees were $0.1 million in 2012, $0.4 million in 2011 and $0.7 million in 2010, respectively. Any future letters of credit will be drawn on our revolving line of credit.

Performance Guarantees

Customer contracts generally require specified levels of performance related to uninterrupted service and cooling temperatures. If these performance standards are not met, we could be obligated to issue billing credits to the customer. Management assesses the probability that a performance standard will not be achieved. As of December 31, 2012 and 2011, no amounts had been accrued for performance guarantees.

Operating Leases

We lease certain data center facilities and equipment from third parties. Operating lease expense was $5.9 million, $5.7 million and $1.5 million in 2012, 2011 and 2010, respectively. Certain of these leases provide for renewal options with fixed rent escalations beyond the initial lease term.

At December 31, 2012, future minimum lease payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows:

(dollars in millions)
2013	$3.7
2014	1.1
2015	0.9
2016	0.5
2017	—
Thereafter	1.0

Total	$7.2

Indemnifications

During the normal course of business, CyrusOne LP has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to customers in connection with the use, sale, and/or license of products and services, (ii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct and (iii) indemnities involving the representations and warranties in certain contracts. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that we could be obligated to make.

Purchase Commitments

CyrusOne LP has non-cancelable purchase commitments related to certain services. These agreements range from one to two years and provide for payments for early termination or require minimum payments for the remaining term. As of December 31, 2012, the minimum commitments for these arrangements were $50 million. We also have purchase orders and contracts related to construction of data center facilities and equipment. We generally have the right to cancel open purchase orders prior to delivery and to terminate the contracts without cause.

Contingencies

CyrusOne is involved in legal, tax and regulatory proceedings arising from the conduct of its business activities. Liabilities are established for loss contingencies when losses associated with such claims are deemed to be probable, and the loss can be reasonably estimated. Based on information currently available and consultation with legal counsel, we believe that the outcome of all claims will not, individually or in the aggregate, have a material effect on the Predecessor’s financial statements.

Contingent Compensation Plan

Some of our employees participate in a contingent long-term incentive program sponsored by CBI. Payment is contingent upon the completion of a qualifying transaction and attainment of an increase in the equity value of the data center business as defined in the plans. The maximum payout is limited to $60 million and would be funded by CBI. No compensation expense has been recognized in the accompanying combined financial statements for this plan as a qualifying transaction had not occurred through December 31, 2012.

On January 24, 2013, CyrusOne Inc. completed its initial public offering, a qualifying transaction which will trigger payment under this contingent compensation plan. For the three months ending March 31, 2013, we expect to recognize compensation expense between $18 and $23 million, based on a preliminary estimate of the equity value created. This payment will be funded by CBI and we will recognize an increase in non-controlling interest as a result of this transaction.

18. Subsequent Events

On January 24, 2013, CyrusOne closed its initial public offering of 18,975,000 shares of common stock at a price of $19.00 per share, which included a 2,475,000 share over-allotment option that was exercised by the underwriters. Following the closing of the initial public offering, CBI retained a 69% economic interest in CyrusOne through its interests in the outstanding shares of our common stock and of the units of our operating partnership, CyrusOne LP. CyrusOne LP units are exchangeable into common stock of CyrusOne on a one-to-one basis, or cash at the fair value of a share of our common stock, at our option, commencing on January 17, 2014.

Effective January 24, 2013, CBI’s ownership in CyrusOne LP will be accounted for as non-controlling interest.

In March 2013, we purchased a 33 acre parcel of land in Houston West Metro area adjacent to our existing facilities for $18.2 million.

On April 30, 2013 we executed our buyout option to purchase the Springer Street (Lombard) data center facility for $5.5 million. On May 3, 2013, we purchased the Industrial Road ( Florence) data center facility for a total purchase price of $10.5 million.

19. Guarantors

CyrusOne LP and CyrusOne Finance Corp., as “LP Co-issuer” and “Finance Co-issuer,” respectively (together, the “Issuers”), had $525 million aggregate principal amount of Senior Notes outstanding at December 31, 2012. The Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior basis by CyrusOne Inc. (“Parent Guarantor”), CyrusOne GP (“General Partner”), and CyrusOne LP’s wholly owned subsidiaries, CyrusOne LLC, CyrusOne TRS Inc. and CyrusOne Foreign Holdings LLC (such subsidiaries, together the “Guarantors”). None of the subsidiaries organized outside of the United States (collectively, the “Non-Guarantors”) guarantee the Senior Notes. Subject to the provisions of the indenture governing the Senior Notes, in certain circumstances, a Guarantor may be released from its guarantee obligation, including:

•

upon the sale or other disposition ( including by way of consolidation or merger) of such Guarantor or of all of the capital stock of such Guarantor such that such Guarantor is no longer a restricted subsidiary under the indenture,

•	upon the sale or disposition of all or substantially all of the assets of the Guarantor,

•	upon the LP – Co issuer designating such Guarantor as an unrestricted subsidiary under the terms of the indenture,

•	if such Guarantor is no longer a guarantor or other obligor of any other indebtedness of the LP Co- issuer or the Parent Guarantor, and

•	upon the defeasance or discharge of the Senior Notes in accordance with the terms of the indenture.

The following provides information regarding the entity structure of each guarantor of the Senior Notes:

CyrusOne Inc. – CyrusOne Inc. was formed on July 31, 2012. As of December 31, 2012, this entity was a wholly-owned subsidiary of CBI. As of December 31, 2012, CyrusOne Inc.’s financial position reflected costs related to its initial public offering (“IPO”) and related payable balances contributed to CyrusOne Inc. by CBI, and no other assets or operations. Effective January 24, 2013, this entity completed its IPO of common stock for net proceeds of $337.1 million, and together with CyrusOne GP, a wholly-owned subsidiary of CyrusOne Inc. and the general partner of CyrusOne LP, purchased a 33.9% ownership interest in CyrusOne LP. CyrusOne Inc. also represents a guarantor or Parent Guarantor. In addition, CyrusOne Inc. became a separate registrant with the Security and Exchange Commission (“SEC”) upon completion of its IPO.

CyrusOne GP – CyrusOne GP was formed on July 31, 2012 and was a wholly-owned subsidiary of CyrusOne Inc. as of December 31, 2012. Effective upon completion of CyrusOne Inc.’s IPO, this entity became the general partner and 1% owner of CyrusOne LP and has no other assets or operations. Prior to the IPO, this entity did not incur any obligations or record any transactions.

Issuers – As of December 31, 2012, the Issuers, consisting of CyrusOne LP and CyrusOne Finance Corp. were wholly-owned subsidiaries of CBI. CyrusOne Finance Corp., a wholly-owned subsidiary of CyrusOne LP, was formed for the sole purpose of acting as co-issuer of the Senior Notes and has no other assets or operations. CyrusOne LP, in addition to being the co-issuer of the Senior Notes, is also the 100% owner, either directly or indirectly, of the Guarantors and Non-Guarantors.

Guarantors – The guarantors include CyrusOne LLC, CyrusOne TRS Inc., and CyrusOne Foreign Holdings LLC. CyrusOne LLC accounts for all of the domestic operations of CyrusOne LP, including the businesses that composed the Predecessor operations. CyrusOne LLC, together with CyrusOne Foreign Holdings LLC, directly or indirectly owns 100% of the Non-Guarantors. As of December 31, 2012, CyrusOne TRS Inc. had not incurred any obligations or recorded any transactions.

As of December 31, 2012, the Non-Guarantors consist of 100% owned subsidiaries which conduct operations in the United Kingdom and Singapore. As these entities were formed during 2011, there were no operations or transactions associated with these entities in 2010.

The following schedules present the financial information for the years ended December 31, 2012, 2011 and 2010, and as of December 31, 2012 and 2011, for the LP Co-issuer, Finance Co-issuer, Guarantors, and Non-Guarantors. The consolidating schedules are provided in accordance with the reporting requirements for guarantor subsidiaries.

(dollars in millions)	Year Ended December 31, 2012
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Revenue	$—	$—	$219.4	$1.4	$—	$220.8
Costs and expenses
Property operating expenses	—	—	74.1	1.9	—	76.0
Sales and marketing	—	—	9.5	0.2	—	9.7
General and administrative	—	—	20.6	0.1	—	20.7
Depreciation and amortization	—	—	71.9	1.5	—	73.4
Transaction costs	5.7	—	—	—	—	5.7
Management fees charged by CBI	—	—	2.5	—	—	2.5
Loss on sale of receivables to an affiliate	—	—	3.2	—	—	3.2
Asset impairments	—	—	13.3	—	—	13.3

Total costs and expenses	5.7	—	195.1	3.7	—	204.5

Operating income (loss)	(5.7)	—	24.3	(2.3)	—	16.3
Interest expense	4.2	4.2	35.0	2.6	(4.2)	41.8

Loss before income taxes	(9.9)	(4.2)	(10.7)	(4.9)	4.2	(25.5)
Income tax benefit	—	—	(5.1)	—	—	(5.1)

Loss from continuing operations	(9.9)	(4.2)	(5.6)	(4.9)	4.2	(20.4)
Equity earnings (loss) related to investment in subsidiaries	(10.4)	—	(4.9)	—	15.3	—
Gain on sale of real estate improvements	—	—	0.1	—	—	0.1

Net income ( loss)	$(20.3)	$(4.2)	$(10.4)	$(4.9)	$19.5	$(20.3)

(dollars in millions)	Year Ended December 31, 2011
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Revenue	$—	$—	$181.5	$0.2	$—	$181.7
Costs and expenses
Property operating expenses	—	—	57.9	0.3	—	58.2
Sales and marketing	—	—	9.1	—	—	9.1
General and administrative	—	—	12.4	0.1	—	12.5
Depreciation and amortization	—	—	55.1	0.4	—	55.5
Transaction costs	—	—	2.6	—	—	2.6
Management fees charged by CBI	—	—	2.3	—	—	2.3
Loss on sale of receivables to an affiliate	—	—	3.5	—	—	3.5

Total costs and expenses	—	—	142.9	0.8	—	143.7

Operating income (loss)	—	—	38.6	(0.6)	—	38.0
Interest expense	—	—	32.3	0.6	—	32.9
Loss on extinguishment of debt	—	—	1.4	—	—	1.4

Income (loss) before income taxes	—	—	4.9	(1.2)	—	3.7
Income tax benefit	—	—	2.2	—	—	2.2

Income (loss) from continuing operations	—	—	2.7	(1.2)	—	1.5
Equity earnings (loss) related to investment in subsidiaries	—	—	(1.2)	—	1.2	—

Net income (loss)	$—	$—	$1.5	$(1.2)	$1.2	$1.5

(dollars in millions)	Year Ended December 31, 2010
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Revenue	$—	$—	$127.5	$—	$—	$127.5
Costs and expenses
Property operating expenses	—	—	43.9	—	—	43.9
Sales and marketing	—	—	6.8	—	—	6.8
General and administrative	—	—	7.0	—	—	7.0
Depreciation and amortization	—	—	36.2	—	—	36.2
Transaction costs	—	—	9.0	—	—	9.0
Management fees charged by CBI	—	—	3.6	—	—	3.6
Loss on sale of receivables to an affiliate	—	—	1.8	—	—	1.8
Restructuring costs	—	—	1.4	—	—	1.4

Total costs and expenses	—	—	109.7	—	—	109.7

Operating income	—	—	17.8	—	—	17.8
Interest expense	—	—	11.5	—	—	11.5

Income before income taxes	—	—	6.3	—	—	6.3
Income tax expense	—	—	2.7	—	—	2.7

Income from continuing operations	—	—	3.6	—	—	3.6
Loss on sale of real estate improvements	—	—	(0.1)	—	—	(0.1)

Net income	$—	$—	$3.5	$—	$—	$3.5

(dollars in millions)	As of December 31, 2012
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Land	$—	$—	$44.5	$—	$—	$44.5
Buildings and improvements	—	—	695.7	26.8	—	722.5
Equipment	—	—	52.0	0.4	—	52.4
Construction in progress	—	—	51.4	12.8	—	64.2

Subtotal	—	—	843.6	40.0	—	883.6
Accumulated depreciation	—	—	(174.8)	(1.9)	—	(176.7)

Net investment in real estate	—	—	668.8	38.1	—	706.9
Cash and cash equivalents	—	—	15.6	0.9	—	16.5
Investment in subsidiary	497.2	—	0.4	—	(497.6)	—
Rent and other receivables	—	—	32.6	0.6	—	33.2
Intercompany and loan receivable	508.2	508.2	—	—	(1,016.4)	—
Restricted cash	—	—	6.3	—	—	6.3
Goodwill	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	102.6	—	—	102.6
Due from affiliates	—	—	2.2		—	2.2
Other assets	17.0	17.0	41.6	0.5	(17.0)	59.1

Total assets	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,203.0

Accounts payable and accrued expenses	$4.4	$4.4	$24.2	$0.1	$(4.4)	$28.7
Deferred revenue	—	—	52.3	0.5	—	52.8
Intercompany and loan payable	—	—	508.0	0.2	(508.2)	—
Due to affiliates	—	—	2.9	—	—	2.9
Capital lease obligations	—	—	23.2	9.0	—	32.2
Long-term debt	525.0	525.0	—	—	(525.0)	525.0
Other financing arrangements	—	—	31.0	29.8	—	60.8
Other liabilities	—	—	7.5	0.1	—	7.6

Total liabilities	529.4	529.4	649.1	39.7	(1,037.6)	710.0
Total parent’s net investment	493.0	(4.2)	497.2	0.4	(493.4)	493.0

Total liabilities and parent’s net investment	$1,022.4	$525.2	$1,146.3	$40.1	$(1,531.0)	$1,203.0

(dollars in millions)	As of December 31, 2011
	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Land	$—	$—	$26.5	$—	$—	$26.5
Buildings and improvements	—	—	543.0	25.6	—	568.6
Equipment	—	—	16.1	—	—	16.1
Construction in progress	—	—	48.0	1.0	—	49.0

Subtotal	—	—	633.6	26.6	—	660.2
Accumulated depreciation	—	—	(130.9)	(0.3)		(131.2)

Net investment in real estate	—	—	502.7	26.3	—	529.0
Cash and cash equivalents	—	—	0.4	0.2	—	0.6
Investment in subsidiary	—	—	(0.1)	—	0.1	—
Goodwill	—	—	276.2	—	—	276.2
Intangible assets, net	—	—	120.7	—	—	120.7
Other assets	—	—	27.9	0.3	—	28.2

Total assets	$—	$—	$927.8	$26.8	$0.1	$954.7

Accounts payable and accrued expenses	$—	$—	$21.8	$0.4	$—	$22.2
Deferred revenue	—	—	49.0	—	—	49.0
Capital lease obligations	—	—	33.8	9.1	—	42.9
Related party note payable	—	—	480.2	—	—	480.2
Other financing arrangements	—	—	30.8	17.4	—	48.2
Other liabilities	—	—	0.7	—	—	0.7

Total liabilities	—	—	616.3	26.9	—	643.2
Total divisional control	—	—	311.5	(0.1)	0.1	311.5

Total liabilities and divisional control	$—	$—	$927.8	$26.8	$0.1	$954.7

Condensed Consolidating Statements of Cash Flows

	Year Ended December 31, 2012
(dollars in millions)	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Net cash provided by operating activities	$(5.3)	$0.4	$60.7	$(3.8)	$(0.4)	$51.6

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	(25.1)	(0.3)	—	(25.4)
Capital expenditures - other	—	—	(202.9)	—	—	(202.9)
Proceeds from sale of assets	—	—	0.2	—	—	0.2
Increase in restricted cash	—	—	(11.1)	—	—	(11.1)
Release of restricted cash	—	—	4.8	—	—	4.8
Advances to affiliates	—	—	(18.3)	—	—	(18.3)
Intercompany advances	(508.2)	(508.2)	508.1	0.1	508.2	—
Other, net	—	—	0.1	—	—	0.1

Net cash provided by (used in) investing activities	(508.2)	(508.2)	255.8	(0.2)	508.2	(252.6)

Cash flows from financing activities
Borrowings from affiliates, net	—	—	119.8	—	—	119.8
Repayment of related party note	—	—	(400.0)	—	—	(400.0)
Proceeds from issuance of debt	525.0	525.0	—	—	(525.0)	525.0
Payments on capital lease obligations	—	—	(8.4)	(0.6)	—	(9.0)
Debt issuance costs	(17.2)	(17.2)	—	—	17.2	(17.2)
Contributions from parent, net	5.7	—	(12.7)	5.3	—	(1.7)

Net cash provided by (used in) financing activities	513.5	507.8	(301.3)	4.7	(507.8)	216.9

Net increase in cash and cash equivalents	—	—	15.2	0.7	—	15.9
Cash and cash equivalents at beginning of year	—	—	0.4	0.2	—	0.6

Cash and cash equivalents at end of year	$—	$—	$15.6	$0.9	$—	$16.5

	Year Ended December 31, 2011
(dollars in millions)	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$—	$66.9	$(0.9)	$—	$66.0

Cash flows from investing activities
Capital expenditures - acquisitions of real estate	—	—	(22.4)	—	—	(22.4)
Capital expenditures - other	—	—	(95.1)	—	—	(95.1)
Advances from affiliates	—	—	11.6	—	—	11.6
Other, net	—	—	0.1	—	—	0.1

Net cash used in investing activities	—	—	(105.8)	—	—	(105.8)

Cash flows from financing activities						—
Borrowings from affiliates, net	—	—	66.6	—	—	66.6
Payments on capital lease obligations	—	—	(7.0)	—	—	(7.0)
Payments on financing obligations	—	—	(16.2)	—	—	(16.2)
Distributions to parent, net	—	—	(8.9)	1.1	—	(7.8)
Other, net	—	—	(0.1)	—	—	(0.1)

Net cash provided by financing activities	—	—	34.4	1.1	—	35.5

Net increase in cash and cash equivalents	—	—	(4.5)	0.2	—	(4.3)
Cash and cash equivalents at beginning of year	—	—	4.9	—	—	4.9

Cash and cash equivalents at end of year	$—	$—	$0.4	$0.2	$—	$0.6

	Year Ended December 31, 2010
(dollars in millions)	LP Co-issuer	Finance Co-issuer	Guarantors	Non-Guarantors	Eliminations	Total
Net cash provided by operations activities	$—	$—	$43.5	$—	$—	$43.5

Cash flows from investing activities
Capital expenditures - other	—	—	(29.3)	—	—	(29.3)
Advances to affiliates	—	—	(11.6)	—	—	(11.6)
Other, net	—	—	0.4	—	—	0.4

Net cash used in investing activities	—	—	(40.5)	—	—	(40.5)

Cash flows from financing activities
Borrowings from affiliates, net	—	—	15.5	—	—	15.5
Payment on capital lease obligations	—	—	(10.2)	—	—	(10.2)
Distributions to parent, net	—	—	(3.7)	—	—	(3.7)
Other, net	—	—	0.3	—	—	0.3

Net cash provided by financing activities	—	—	1.9	—	—	1.9

Net increase in cash and cash equivalents	—	—	4.9	—	—	4.9
Cash and cash equivalents at beginning of year	—	—	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$4.9	$—	$—	$4.9

20. Quarterly Financial Information (Unaudited)

The table below reflects the unaudited selected quarterly information for the years ended December 31, 2012 and 2011:

	2012
(dollars in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$52.1	$54.0	$56.7	$58.0	$220.8
Operating income (loss)	$10.2	$(4.8)	$7.7	$3.2	$16.3
Net loss	$(0.7)	$(9.9)	$(2.8)	$(6.9)	$(20.3)

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$42.7	$44.5	$46.5	$48.0	$181.7
Operating income	$8.3	$10.6	$9.1	$10.0	$38.0
Net income (loss)	$(0.1)	$1.4	$0.5	$(0.3)	$1.5

Schedule II.

Valuation and Qualifying Accounts

(dollars in millions)	Beginning of Period	Charge (Benefit) to Expenses	To (from) Other Accounts	Deductions/ (Additions)	End of Period
Allowance for Doubtful Accounts
2012	$—	$0.1	$—	$(0.2)	$0.3
2011	$0.2	$0.2	$—	$0.4	$—
2010	$0.2	$—	$—	$—	$0.2
Deferred Tax
Valuation Allowance
2012	$0.3	$1.6	$—	$—	$1.9
2011	$0.1	$0.2	$—	$—	$0.3
2010	$0.1	$—	$—	$—	$0.1

Prior to October 1, 2012, CyrusOne sold most of its receivables to an affiliated entity at a discount of 2.5% of the face value. Proceeds from the sale of these assets were settled through CBI’s centralized cash management system. Effective October 1, 2012, we terminated its participation in this program.

CyrusOne LP.

Schedule III

	Real Estate Properties and Accumulated Depreciation
	As of December 31, 2012
(dollars in millions)	Initial Costs			Cost Capitalized Subsequent to Acquisition			Gross Carrying Amount
Description	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Land	Building and Improvements	Equipment	Accumulated Depreciation and Amortization	Acquisition
West Seventh St., Cincinnati, OH (7th Street)	$0.9	$42.2	$—	$—	$66.5	$0.8	$0.9	$108.7	$0.8	$55.9	1999
Parkway Dr., Mason, OH (Mason)	—	—	—	—	20.2	0.4	—	20.2	0.4	8.6	2004
Industrial Rd., Florence, KY (Florence)	—	7.7	—	—	39.1	0.5	—	46.8	0.5	20.1	2005
Goldcoast Dr., Cincinnati, OH (Goldcoast)	0.6	—	—	—	6.7	—	0.6	6.7	—	1.5	2007
Knightsbridge Dr., Hamilton, OH (Hamilton)	—	9.5	—	—	40.4	2.1	—	49.9	2.1	15.3	2007
E. Monroe St., South Bend, IN (Monroe St.) (a)	—	—	—	—	2.9	—	—	3.2	—	1.6	2007
Bridge St., Grand Rapids, MI (b)	—	—	—	—	—	—	—	—	—	—	2007
Springer St., Lombard, IL (Lombard) (c)	—	3.2	—	—	13.7	—	—	2.6	—	0.2	2008
Crescent Circle, South Bend, IN (Blackthorn) (d)	—	1.1	—	—	1.7	0.1	—	3.3	0.1	0.8	2008
Kingsview Dr., Lebanon, OH (Lebanon)	4.0	12.3	—	—	58.7	1.1	4.0	71.0	1.1	12.8	2008
McAuley Place, Blue Ash, OH (Blue Ash) (e)	—	2.6	—	—	0.3	—	—	0.6	—	—	2009
Westway Park Blvd., Houston, TX (Houston West)	1.4	21.4	0.1	2.0	66.4	11.9	3.3	87.8	12.0	13.7	2010
Southwest Fwy., Houston, TX (Galleria)	—	56.0	2.0	—	10.0	4.6	—	66.0	6.6	14.8	2010
E. Ben White Blvd., Austin, TX (Austin 1)	—	11.9	0.2	—	10.7	0.6	—	22.6	0.8	4.3	2010
S. State Highway 121 Business Lewisville, TX (Lewisville)	—	46.2	2.2	—	29.8	7.4	—	76.0	9.6	18.5	2010
Marsh Lane Carrollton, TX	—	—	—	—	0.1	0.2	—	0.1	0.2	0.1	2010
Midway Rd., Carrollton, TX	—	1.8	—	—	0.2	0.3	—	2.0	0.3	1.8	2010
Frankford, Carrollton, TX	16.1	—	—	—	34.6	5.0	16.1	34.6	5.0	1.1	2012
Bryan St., Dallas, TX	—	0.1	—	—	—	—	—	0.1	—	0.1	2010
North Freeway, Houston, TX (Greenspoint)	—	—	—	—	1.3	0.4	—	1.3	0.4	0.6	2010
South Ellis Street Chandler, AZ (Phoenix)	15.0	—	—	—	38.7	6.8	15.0	38.7	6.8	0.3	2011
Westover Hills Blvd, San Antonio, TX (San Antonio)	4.6	3.0	—	—	27.8	4.7	4.6	30.8	4.7	1.0	2011
Metropolis Dr., Austin, TX (Austin 2)	—	—	—	—	22.7	0.6	—	22.7	0.6	1.8	2011
Kestral Way (London)	—	16.5	—	—	0.6	0.3	—	17.1	0.3	0.6	2011
Jurong East (Singapore)	—	9.0	—	—	0.7	0.1	—	9.7	0.1	1.2	2011

	$42.6	$244.5	$4.5	$2.0	$493.8	$47.9	$44.5	$722.5	$52.4	$176.7

(a)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $0.7 million recorded in 2012.
(b)	This lease expired in January 2012.
(c)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $13.3 million recorded in 2012.
(d)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $0.7 million recorded in 2012.
(e)	The “Gross Carrying Amount” for this respective asset, reflects an impairment of $2.4 million recorded in 2012.

The aggregate cost of the total properties for federal income tax purposes was $1,147.8 million at December 31, 2012.

Historical Cost and Accumulated Depreciation and Amortization

The following table reconciles the historical cost and accumulated depreciation for the years ended December 31, 2012, 2011 and 2010.

	Years Ended December 31,
(dollars in millions)	2012	2011	2010
Property
Balance—beginning of period	$660.2	$498.4	$317.6
Disposals	(1.2)	(1.2)	(0.5)
Impairments	(17.1)	—	—
Additions (acquisitions and improvements)	241.7	163.0	181.3

Balance, end of period	$883.6	$660.2	$498.4

Accumulated Depreciation
Balance—beginning of period	$131.2	$94.7	$69.0
Disposals	(1.2)	(1.2)	(0.1)
Impairments	(5.3)	—	—
Additions (depreciation and amortization expense)	52.0	37.7	25.8

Balance, end of period	$176.7	$131.2	$94.7

Until September 9, 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

Offer to Exchange

Up to $525,000,000 Principal Amount of

6.375% Senior Notes due 2022

for

a Like Principal Amount of

6.375% Senior Notes due 2022

which have been registered under the Securities Act of 1933

PROSPECTUS

June 10, 2013